


JOINT PROXY STATEMENT/PROSPECTUS
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT.

Dear Fellow Shareholders:

The boards of directors of Kent Electronics Corporation and Avnet, Inc. have both called special meetings of their shareholders for June 6, 2001, at which we will ask you to consider and to vote upon an amended and restated agreement and plan of merger dated as of March 21, 2001, providing for the merger of Kent into Avnet. As a result of this merger, Kent will cease to exist, and holders of Kent common stock will receive, in exchange for each share they hold, 0.87 of a share of the common stock of Avnet. Avnet will issue only full shares to Kent shareholders; it will settle fractional share interests in cash. We estimate that Avnet will issue about 25,055,000 shares of Avnet common stock in the merger to the holders of currently outstanding shares of Kent common stock, which will represent about 21.3% of the outstanding Avnet common stock following the merger. Each share of Avnet common stock outstanding before the merger will remain outstanding and will not be changed by the merger. The merger will be tax-free to Avnet shareholders, and to Kent shareholders except to the extent they receive cash instead of fractional Avnet shares.

The Avnet common stock is listed for trading on the New York Stock Exchange and the Pacific Exchange under the symbol "AVT." On April 25, 2001, the closing price of an Avnet common share for New York Stock Exchange composite transactions was $23.45.

Your vote is very important. We cannot proceed with the merger unless the shareholders of both companies approve the merger agreement. You are cordially invited to attend your shareholders' special meeting. Whether or not you plan to attend, please complete and mail the enclosed proxy card to us or, if you are an Avnet shareholder, you may provide your voting instructions by telephone or through the Internet in accordance with the instructions on the Avnet proxy card. If your shares are held of record in "street name" by a broker, bank or other nominee, follow the voting instructions that you receive from the nominee.

If you do not return your proxy card or instruct your broker nominee how to vote your shares held of record in the broker's name, you will in effect be voting against the merger agreement.

The dates, times and places of the special meetings are as follows:

For Kent Shareholders:	**For Avnet Shareholders:**
Chase Tower	The Wyndham Buttes Resort
600 Travis Street	2000 Westcourt Way
Suite 2500	Tempe, Arizona 85282
Houston, Texas 77002	10:00 a.m., June 6, 2001
10:00 a.m., June 6, 2001	

This proxy statement/prospectus gives you detailed information about the merger and includes the merger agreement attached as Appendix A. We encourage you to read all this information carefully. You can also obtain information about Avnet and Kent from publicly available documents which they have filed with the Securities and Exchange Commission.

Please see page 16 for risk factors relating to the merger which you should consider.

We enthusiastically support this merger and join with the other directors of Kent and Avnet in recommending that you vote FOR the approval of the merger agreement.

Larry D. Olson	**Roy Vallee**
Chief Executive Officer	Chairman of the Board
and President	and Chief Executive Officer
Kent Electronics Corporation	Avnet, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Avnet shares to be issued as described in this proxy statement/prospectus, or has determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated April 26, 2001, and is first being distributed with proxy cards to the shareholders of Kent and Avnet on or about April 27, 2001.



KENT ELECTRONICS CORPORATION
1111 Gillingham Lane
Sugar Land, Texas 77478

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 6, 2001

To the Shareholders of Kent Electronics Corporation:

Kent Electronics Corporation, a Texas corporation, will hold a special meeting of shareholders on Wednesday, June 6, 2001, at 10:00 a.m., Houston time, at Chase Tower, 600 Travis Street, Suite 2500, Houston, Texas 77002 for the following purpose:

> To consider a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of March 21, 2001, between Avnet, Inc. and Kent Electronics Corporation, under which Kent would be merged into Avnet. The Amended and Restated Agreement and Plan of Merger is Appendix A to the attached proxy statement/prospectus.

No other business will be transacted at the special meeting. Only shareholders of record at the close of business on April 26, 2001, will receive notice of and be entitled to vote at the special meeting, and the agreement and plan of merger must be approved by the holders of at least two-thirds of the outstanding shares of Kent common stock.

We cordially invite you to attend the special meeting in person. Your vote is important. Whether or not you expect to attend the special meeting, please complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage-paid envelope. You can find instructions for voting on the enclosed proxy card. If your Kent shares are held of record in "street name" by a broker or other nominee, you may be able to vote by telephone or through the Internet in accordance with the instructions you should receive from your nominee.

Your board of directors unanimously recommends that you vote FOR approval of the agreement and plan of merger.

By Order of the Board of Directors

Stephen J. Chapko
Secretary

April 26, 2001

The Information Agent for Kent shareholders is
Morrow & Co., Inc.
Call toll free 1-800-607-0088.



AVNET, INC.
2211 South 47th Street
Phoenix, Arizona 85034

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 6, 2001

To all Shareholders of Avnet, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Avnet, Inc., a New York corporation, will be held on Wednesday, June 6, 2001, at 10:00 a.m., local time, at The Wyndham Buttes Resort, 2000 Westcourt Way, Tempe, Arizona 85282 to consider and to vote upon:

1. a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of March 21, 2001, between Avnet, Inc. and Kent Electronics Corporation, which is Appendix A to the attached proxy statement/prospectus; and

2. any other business related only to the merger proposal that may properly come before the special meeting or any adjournments, postponements, continuations or reschedulings thereof.

Approval and adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Avnet common stock on April 26, 2001, the record date for the determination of Avnet shareholders entitled to notice of and to vote at the meeting. Only Avnet shareholders of record on that date will be entitled to notice of and to vote at the meeting.

Whether or not you plan to attend the special meeting, please promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. You may also submit your proxy with voting instructions by telephone or through the Internet by following the instructions on the accompanying proxy card. If you attend the meeting and desire to revoke your proxy in writing and vote in person, you may do so. In any event, a proxy may be revoked in writing at any time before it is exercised.

If your shares are held of record in "street name" by a broker, bank or other nominee, follow the voting instructions that you receive from the nominee.

The board of directors of Avnet has approved the agreement and plan of merger and unanimously recommends that Avnet shareholders vote FOR approval and adoption of it.

By Order of the Board of Directors,

David R. Birk
Secretary

April 26, 2001

The Information Agent for Avnet shareholders is
Georgeson Shareholder Communications, Inc.
Call toll free 1-800-223-2064.

Your vote is important. Please submit a proxy with your voting instructions by telephone or through the Internet or by returning your signed and dated proxy card by mail.

SOURCES OF ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Kent and Avnet from documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus (other than certain exhibits to those documents) by requesting them in writing or by telephone from the appropriate company at the following addresses.

Kent Electronics Corporation	Avnet, Inc.
1111 Gillingham Lane	2211 South 47th Street
Sugar Land, Texas 77478	Phoenix, Arizona 85034
Attention: Stephen J. Chapko	Attention: Raymond Sadowski
(281) 243-4000	(480) 643-2000

If you would like to request documents, please do so by May 30, 2001, in order to receive them before the Avnet special meeting or the Kent special meeting, as appropriate.

See also "Where You Can Find More Information" (page 95).

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: Who are the parties to this merger?

A: Kent Electronics Corporation will merge into Avnet, Inc. and cease to exist. Avnet will remain as the surviving corporation after the merger.

Q: What will Kent shareholders receive?

A: Holders of Kent common stock will receive 0.87 of a share of Avnet common stock for each share of Kent common stock, plus cash instead of any fractional Avnet share.

Q: How many Kent shares will be converted into Avnet shares?

A: 28,798,615 currently outstanding shares of Kent common stock will be converted into about 25,055,000 shares of Avnet common stock in the merger, which shares will represent about 21.3% of the outstanding common stock of Avnet following the merger. Also, a maximum of 2,576,780 additional shares of Kent common stock could be issued before the merger upon exercise of warrants and employee and director stock options and would if so issued also be converted into shares of Avnet common stock.

Q: What should I do?

A: If you are a record holder of Avnet common stock or Kent common stock, after you have carefully read this proxy statement/prospectus, please sign, date and complete your proxy card and send it to us in the enclosed envelope or, if you are an Avnet shareholder, you may submit your voting instructions by telephone or the Internet in accordance with the instructions on or with the accompanying Avnet proxy card.

Q: If my shares are held of record in "street name" by my broker, will my broker vote my shares for me?

A: If your shares of Avnet common stock or Kent common stock are held of record in "street name" by a broker, bank or other nominee, follow the voting instructions that you receive from the nominee. Your broker nominee will not be able to vote your shares without instructions from you. Your failure to instruct your broker nominee to vote your Kent shares or Avnet shares will have the same effect as your voting against the merger agreement.

Q: Can I change my vote after I have submitted my proxy with voting instructions?

A: Yes. If you are a record holder of Avnet common stock or Kent common stock, there are three ways in which you may revoke your proxy and change your vote at any time before the appropriate meeting:

- You may send a written notice that you are revoking your Kent proxy to the Corporate Secretary of Kent at 1111 Gillingham Lane, Sugar Land, Texas 77478 in time for it to be received before the Kent special meeting, or written notice that you are revoking your Avnet proxy to the Corporate Secretary of Avnet at 2211 South 47th Street, Phoenix, Arizona 85034, in time for it to be received before the Avnet special meeting.

- You may complete and submit a new proxy card by mail or, in the case of Avnet only, submit a proxy with new voting instructions by telephone. The latest dated proxy actually submitted before the Avnet or Kent special meeting will be recorded and any earlier votes will be automatically revoked.

- You may attend the special meeting of your company and vote in person. However, simply attending the special meeting without voting will not revoke a proxy you previously submitted.

If your shares of Avnet common stock or Kent common stock are held of record in street name by a broker, bank, or other nominee, you must follow directions you receive from the nominee to change or revoke your voting instructions.

Q: Should I send in my Kent stock certificates or Avnet stock certificates now?

A: No. After the merger has been completed, Kent shareholders will receive written instructions for exchanging their Kent stock certificates for Avnet stock certificates. Please do not send in your stock certificates with your proxy card. Avnet shareholders will not need to exchange their stock certificates after the merger, since the certificates representing Avnet common stock outstanding before the merger will represent the same shares of Avnet common stock after the merger.

Q: Will the merger be completed if shareholders of Kent or Avnet do not approve it?

A: No. The merger agreement must be approved by the shareholders of both companies. Otherwise, it will not be completed.

Q: Will the shares of Avnet common stock issued in the merger be listed for trading?

Yes. The Avnet common stock is currently listed on the New York Stock Exchange and the Pacific Exchange under the symbol "AVT." After the merger, the Avnet common stock (including the shares issued in the merger) will continue to be listed on both exchanges.

Q: Whom should Kent and Avnet shareholders call with questions?

A: Kent shareholders should call Stephen J. Chapko, Secretary of Kent, at (281) 243-4000. Avnet shareholders should call Raymond Sadowski, Senior Vice President and Chief Financial Officer at Avnet, at (480) 643-2000.

SUMMARY

This summary, together with the preceding Questions and Answers section, highlights the important information contained in this proxy statement/prospectus but may not contain all of the information that may be important to you. We urge you to read carefully this entire proxy statement/prospectus and the other documents to which it refers to understand fully the merger and its consequences to you. See "Where You Can Find More Information" on page 95. Each item in this summary includes a page reference directing you to a more complete description of that item elsewhere in this proxy statement/prospectus.

The Companies

Kent Electronics Corporation (page 28)

Kent is a national specialty electronics distributor and network integrator with annual sales of approximately $1 billion. Kent has two operating groups, Kent Components which focuses on specialty distribution of interconnect, passive and electromechanical components, and Kent Datacomm, which is an enterprise solution network integrator. The principal executive offices of Kent are at 1111 Gillingham Lane, Sugar Land, Texas 77478, and its telephone number at that address is (281) 243-4000.

Avnet, Inc. (page 28)

Avnet is one of the world's largest industrial distributors of electronic components and computer products, with net sales for its fiscal year ended June 30, 2000, of $9.17 billion. It has distribution operations in the Americas, Europe, South Africa and the Asia/Pacific region. The principal executive offices of Avnet are at 2211 South 47th Street, Phoenix, Arizona 85034, and its telephone number at that address is (480) 643-2000.

The Merger

We are proposing a merger in which Kent will merge into Avnet and cease to exist. Avnet will remain as the surviving corporation after the merger.

What Kent Shareholders Will Receive (page 58)

Under the merger agreement, each share of Kent common stock would be converted into the right to receive 0.87 of a share of Avnet common stock and cash in lieu of fractional Avnet shares.

After the merger, persons who were Avnet shareholders before the merger will own approximately 78.7% of the outstanding shares of Avnet common stock, and Kent shareholders will own approximately 21.3% of the outstanding shares of Avnet common stock.

The Kent Special Meeting

Time, Place and Matters to Be Voted Upon (page 19)

The special meeting of Kent shareholders will be held on June 6, 2001, at 10:00 a.m., Houston time, at Chase Tower, 600 Travis Street, Suite 2500, Houston, Texas 77002. At the Kent special meeting, its shareholders will be asked to approve and adopt the merger agreement. No other business may be brought at the Kent special meeting.

Record Date and Vote Required (page 19)

You may cast one vote for each share of Kent common stock that you owned at the close of business on April 26, 2001, the record date for the Kent special meeting. Approval of the merger agreement requires two-thirds of the votes represented by all shares of Kent common stock outstanding on the Kent record date.

As of the Kent record date, there were 28,798,615 shares of Kent common stock outstanding and entitled to vote, and all directors and executive officers of Kent owned an aggregate of 679,175 issued and outstanding shares of Kent common stock (not including shares issuable upon exercise of stock options) over which they had or shared the power to vote, representing in the aggregate approximately 2.4% of the votes which may be cast at the Kent special meeting. All the directors and executive officers of Kent have advised Kent that they intend to vote all these shares for approval of the merger agreement. In addition, an aggregate of five directors and executive officers of Kent have granted to Avnet irrevocable proxies to vote an aggregate of 592,250 shares, representing approximately 2.1% of the votes which may be cast at the Kent special meeting, for approval of the merger agreement. See "Other Agreements — Inducement Agreements" on page 70.

The Avnet Special Meeting

Time, Place and Matters to Be Voted Upon (page 22)

The special meeting of Avnet shareholders will be held on June 6, 2001, at 10:00 a.m., local time, at The Wyndham Buttes Resort, 2000 Westcourt Way, Tempe, Arizona 85282. At the Avnet special meeting, its shareholders will be asked to approve and adopt the merger agreement. Other business may be brought before the Avnet special meeting only if it relates to the merger proposal.

Record Date and Vote Required (page 22)

You may cast one vote for each share of Avnet common stock that you owned at the close of business on April 26, 2001, the record date for the Avnet special meeting. Approval of the merger agreement requires the affirmative vote of a majority of the shares of Avnet common stock outstanding on the Avnet record date.

On the Avnet record date, there were 92,435,684 shares of Avnet common stock outstanding and entitled to vote, and all directors and officers of Avnet beneficially owned an aggregate of 273,549 outstanding shares of Avnet common stock (not including shares issuable upon exercise of stock options), which entitle them to cast approximately 0.30% of all votes which may be cast at the Avnet special meeting. Each executive officer and director has advised Avnet that he or she will vote all of his or her shares in favor of the approval of the merger agreement.

Recommendation to Shareholders (pages 37 and 40)

The boards of directors of Kent and Avnet have separately concluded that the merger is fair to and in the best interests of their respective shareholders, and unanimously recommend that their shareholders vote FOR approval of the merger agreement.

Opinions of Financial Advisors (pages 40 and 45)

Credit Suisse First Boston Corporation, financial advisor to Kent, delivered an opinion dated March 21, 2001, to the board of directors of Kent as to the fairness of the exchange ratio in the merger agreement to the holders of Kent common stock from a financial point of view. The full text of the opinion of Credit Suisse First Boston is attached as Appendix D to this proxy statement/prospectus. You should read it carefully in its entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Credit Suisse First Boston in providing its opinion. **Credit Suisse First Boston's opinion is addressed to the board of directors of Kent and does not constitute a recommendation to any shareholder as to any matter relating to the merger.**

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Avnet's financial advisor, has rendered a written opinion, dated March 21, 2001, to the Avnet board of directors as to the fairness, from a financial point of view, to Avnet of the exchange ratio in the merger. The full text of the written opinion of Merrill Lynch is attached to this proxy statement/prospectus as Appendix E. We encourage you to read the opinion carefully in its entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Merrill Lynch in providing its opinion. **The opinion of Merrill Lynch is addressed to the Avnet board of directors and does not constitute a recommendation to any shareholder with respect to any matter relating to the merger.**

Material Federal Income Tax Consequences of the Merger (page 71)

No gain or loss will be recognized for federal income tax purposes by Avnet shareholders and Kent shareholders with respect to the merger, except that a Kent shareholder who receives cash in lieu of a fractional Avnet share will recognize gain to the extent the cash received exceeds the Kent shareholder's adjusted tax basis in the Kent common stock allocable to such fractional share.

Avnet and Kent have conditioned the merger on their receipt of legal opinions that the merger will be treated for federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Avnet and Kent could choose to waive receipt of these legal opinions. However, if the receipt of the legal opinions is waived and there is a material difference in the tax consequences to you from what we have described in this document, we will recirculate revised proxy materials and solicit a second vote of shareholders.

This tax treatment may not apply to all Kent shareholders and may depend on your specific situation and on variables not within our control. We urge you to consult your own tax adviser for a full understanding of the tax consequences of the merger.

Interests of Certain Persons in the Merger and Possible Conflicts of Interest (page 50)

In considering the recommendation of the Kent board of directors that the merger agreement be adopted, Kent shareholders should be aware that a number of Kent executive officers and directors have interests in the merger that are, or may be, different from the interests of other Kent shareholders. They include the following:

- Morrie K. Abramson, the chairman of the board and a co-founder of Kent and, until June 29, 2000, its chief executive officer, retired as an employee on March 31, 2001, and pursuant to his employment agreement with Kent, effective April 1, 2001, he began to receive an annual retirement benefit of $852,000 per year, subject to future annual cost of living adjustments. This benefit is payable until the last to occur of April 1, 2016, his death and the death of his wife. Concurrently with the closing of the merger, Kent will discharge its obligation to pay this retirement cash benefit by paying to Mr. Abramson a lump sum of $25,068,000.

- Mr. Abramson also has a consulting agreement with Kent which provides that upon its termination, he will become entitled to receive a cash annuity of $250,000 per year, subject to future annual cost of living adjustments. This annuity will be payable until the last to occur of fifteen years, his death and the death of his wife. The consulting agreement also provides for a change in control payment to Mr. Abramson equal to five times his highest recent annual cash compensation. The consulting agreement will be terminated in connection with the merger, and in accordance with the early termination provisions of the consulting agreement, Kent will pay Mr. Abramson a lump sum amount estimated at $29,000,000 in settlement of the above cash annuity and change in control payment. Mr. Abramson will also receive additional payments to the extent necessary to hold him harmless from the effects of any federal excise taxes imposed on "golden parachute payments."

- The merger will be a change in control of Kent as defined in the severance agreements it has with six other executive officers. As a result, the merger agreement permits Kent to pay them, concurrently with the closing of the merger, cash amounts equal to one or two times their highest recent annual cash compensation. In addition, all their unvested employee stock options will immediately vest if their employment with Avnet is terminated for any reason, with or without cause.

- Avnet has entered into two-year employment agreements, effective as of the effective time of the merger, with Larry D. Olson, Kent's chief executive officer and president, and Mark A. Zerbe, an executive vice president of Kent, which agreements provide for annual salary and incentive compensation aggregating not less than $600,000 for Mr. Olson and $450,000 for Mr. Zerbe.

- Upon completion of the merger, Avnet will assume Kent's obligations under Kent's employee and director stock option plans, so that the outstanding Kent options will become options to purchase Avnet shares in a number and at an exercise price adjusted to reflect the exchange ratio for the merger.

- Avnet has agreed to indemnify Kent's past and present directors and officers to the fullest extent permitted by Texas law for serving in their capacities as such, and has agreed to maintain their directors' and officers' liability insurance coverage for six years following the merger.

Regulatory Approvals (page 55)

We furnished information and materials concerning Avnet, Kent and the proposed merger to the Antitrust Division of the Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the required waiting period will terminate at 11:59 p.m., Eastern time, on May 10, 2001, unless terminated on an earlier date by the Antitrust Division or the FTC, or unless before May 11, 2001, either of them requests additional information. However, the Antitrust Division of the Department of Justice and the FTC still have the power to challenge the merger on antitrust grounds before or after the merger is completed. No other material federal or state regulatory requirements remain to be complied with, and no other federal or state regulatory approval must be obtained, in connection with the merger.

Comparison of Shareholder Rights (page 83)

The rights of Kent shareholders currently are governed by Texas law and Kent's articles of incorporation and by-laws. Kent shareholders will receive Avnet common stock in the merger, and their rights as Avnet shareholders will be governed by New York law and Avnet's certificate of incorporation and by-laws, which differ in material respects from Texas law and Kent's articles of incorporation and by-laws.

Listing of Avnet Common Stock (page 54)

The Avnet common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "AVT." After consummation of the merger, the Avnet common stock will continue to be listed on these exchanges, including the shares of Avnet common stock issuable in the merger.

No Dissenters' Rights (page 54)

After the merger, the shareholders of Kent will not have any right under Texas law, and the shareholders of Avnet will not have any right under New York law, to receive payment in cash of the judicially determined "fair value" of their shares.

Resales of Avnet Common Stock (page 56)

The shares of Avnet common stock to be issued in the merger have been registered under the Securities Act of 1933 and therefore may be resold without restriction by all former shareholders of Kent who are not deemed to be "affiliates" of either Avnet or Kent. An affiliate of Kent who receives shares of Avnet common stock in the merger would be unable to resell such shares in the absence of registration of such resales under the Securities Act or the availability of an exemption from such registration.

The Merger Agreement

The merger agreement is attached to this proxy statement/prospectus as Appendix A. Please read the merger agreement carefully and in its entirety. It is the legal document that governs the merger.

Effective Time of the Merger (page 58)

The merger will become effective shortly after all the conditions to the completion of the merger have been satisfied or waived, when Avnet and Kent deliver articles of merger to the Texas Secretary of State and the Secretary of State issues a certificate of merger, and when a certificate of merger is delivered to and filed by the New York Department of State. Although we can give you no assurances, we currently expect that the merger will be completed shortly after the Kent and Avnet special meetings.

Conditions to the Merger (page 61)

The completion of the merger depends on a number of conditions being satisfied or, where applicable, waived, including

- approval of the merger agreement by the shareholders of Kent and Avnet,

- receipt of required governmental approvals and the absence of governmental action seeking to prohibit, restrict or delay the merger,

- the continued accuracy in all material respects of the representations and warranties of Kent and Avnet in the merger agreement and compliance in all material respects by each of them with all its covenants under the merger agreement,

- receipt by Kent and Avnet of legal opinions confirming that the United States federal income tax treatment will be as described in this proxy statement/prospectus, and

- the non-occurrence of any event having a material adverse effect on the business, financial condition or results of operations of Kent and Avnet.

Agreement Not to Solicit Other Acquisition Proposals (page 63)

Kent has agreed that it will not solicit, initiate or take any other action to facilitate knowingly any inquiries or the making of any proposal which is or may reasonably be expected to lead to an "acquisition proposal," which is defined as a proposal, other than the Avnet merger proposal, to acquire, recapitalize or liquidate Kent, or sell all or substantially all of Kent's assets, or acquire at least 15% of any class of equity securities of Kent or any of its subsidiaries. However, Kent may engage in discussions with a person who, without any solicitation or encouragement by Kent, seeks to initiate such discussions, may furnish such person nonpublic information concerning Kent, and may accept an acquisition proposal from a person other than Avnet, if the person has made a bona fide acquisition proposal which the board of directors of Kent believes in good faith (after consultation with its financial advisor) is a "superior proposal," meaning, in general, that the proposal would, if consummated, result in a transaction more favorable to the shareholders of Kent, from a financial point of view, than the transactions contemplated by the merger agreement with Avnet, and Kent's board of directors concludes in good faith that entering into discussions and furnishing nonpublic information in connection with the superior proposal, or accepting a superior proposal, may be necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable law.

Termination (page 65)

Avnet and Kent may together agree to terminate the merger agreement at any time before completing the merger, even after their shareholders have approved it.

Also, either Avnet or Kent may decide, without consent of the other, to terminate the merger agreement if

- any court or other governmental entity has issued a final and non-appealable order prohibiting the merger, or

- the merger has not been completed by September 30, 2001, and the party seeking termination has not failed to perform or observe in any material respect any of its covenants and agreements in the merger agreement, or

- the Kent shareholders or the Avnet shareholders do not approve the merger agreement, or

- the other materially breaches any provision of the merger agreement in a manner that has or is likely to have a material adverse effect on the terminating party or that may reasonably be expected to prevent or materially delay the merger, and the terminating party itself is not in material breach of the merger agreement.

Kent may terminate the merger agreement without the consent of Avnet

- if the Avnet board of directors withdraws, modifies or changes its approval or recommendation of the merger agreement or the merger in a manner adverse to Kent, or resolves to do so, or

- for the purpose of entering into an agreement for a "superior proposal."

Avnet may terminate the merger agreement without the consent of Kent if

- the board of directors of Kent withdraws, modifies or changes its approval or recommendation of the merger agreement in a manner adverse to Avnet, or resolves to do so, or

- the board of directors of Kent has approved or recommended a "superior proposal," or

- Kent's board of directors without Avnet's written consent redeems Kent's preferred share purchase rights attached to the Kent common stock, or amends its shareholder rights plan, for any reason other than (1) to facilitate transactions contemplated by the merger agreement, or (2) following termination of the merger agreement for the purpose of entering into an agreement with a person that has made a "superior proposal." See "Description of Kent Capital Stock — Shareholder Rights Plan" on page 81.

Termination Fees and Expenses (page 66)

In general, whether or not the merger is completed, Avnet and Kent will each pay its own fees and expenses. However, Kent will pay Avnet $1,000,000 in cash if either Avnet or Kent terminates the merger agreement because the Kent shareholders do not approve the merger agreement, and Avnet will pay Kent $1,000,000 in cash if either Avnet or Kent terminates the merger agreement because the Avnet shareholders do not approve the merger agreement.

Kent will also pay Avnet $30,000,000 in cash, less any previous payment of $1,000,000 and any amounts that Avnet recovers from Kent in litigation for a material breach by Kent of the merger agreement, if

- Avnet terminates the merger agreement because the board of directors of Kent has withdrawn, modified or changed its approval or recommendation of the merger agreement or the merger in a manner adverse to Avnet, or has resolved to do so, or

- Avnet terminates the merger agreement because Kent's board of directors has approved or recommended a "superior proposal," or

- Avnet terminates the merger agreement because Kent's board of directors has without Avnet's written consent redeemed Kent's preferred share purchase rights attached to the Kent common stock, or amended its shareholder rights plan, for any reason other than (1) to facilitate the transactions contemplated by the merger agreement, or (2) following termination of the merger agreement by Kent for the purpose of entering into an agreement with a person that has made a superior proposal, or

- Kent terminates the merger agreement for the purpose of entering into an agreement with a person that has made a "superior proposal," and within one year of the termination date, Kent consummates a transaction or series of transactions with the person submitting the superior proposal, or with any affiliate of that person, and in the transaction more than 50% of Kent's common stock or a majority of Kent's assets are transferred to such person or any of its affiliates, or

- any person successfully acquires more than 50% of Kent's common stock, or Kent enters into an agreement with any person other than Avnet that has made or in the future makes an "acquisition proposal," and consummates a transaction or series of transactions with that person or any of its affiliates that results in such person's owning more than 50% of Kent's common stock or a majority of Kent's assets, if the transaction is consummated or the acquisition occurs within one year following termination of the merger agreement for specified reasons.

Avnet will also pay Kent $30,000,000, less any previous payment of the $1,000,000 and any amounts that Kent recovers from Avnet in litigation for a material breach by Avnet of the merger agreement, if Kent terminates the merger agreement because the board of directors of Avnet has withdrawn, modified or changed its approval or recommendation of the merger agreement or the merger in a manner adverse to Kent, or has resolved to do so.

Other Agreements (page 68)

At the same time as the merger agreement,

- Avnet and Kent entered into an amended and restated stock option agreement under which Kent granted Avnet an option to purchase in certain circumstances up to 2,863,474 shares of Kent common stock, representing about 10% of the currently outstanding shares of Kent common stock, at an exercise price of $22.48 per share, and

- Avnet entered into amended and restated inducement agreements with an aggregate of five directors and executive officers of Kent holding an aggregate of 592,250 shares of Kent common stock, representing about 2.1% of the currently outstanding shares of Kent common stock, in which those shareholders granted Avnet irrevocable proxies to vote their shares in favor of approval of the merger agreement and against other proposals to acquire Kent.

The stock option agreement is Appendix B attached to this proxy statement/prospectus, and the inducement agreements are Appendices C-1 and C-2 attached to this proxy statement/prospectus.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Market Information

The following tables present selected data

- for Avnet and Kent on an historical basis,

- for Avnet and Kent on a pro forma basis giving effect to the merger, and

- for Kent common stock on a pro forma per converted share basis, which is based on the merger exchange ratio of 0.87 of a share of Avnet common stock for each outstanding share of Kent common stock.

The following information is based upon the historical financial statements of Avnet and Kent and the related notes incorporated by reference into this proxy statement/prospectus, and upon the pro forma financial statements appearing elsewhere in this proxy statement/prospectus. You should read this information together with such historical financial statements and related notes. The information below does not necessarily indicate reliably the results of the future operations of Avnet after the merger or the actual results that would have occurred had the merger been consummated before the periods indicated.

The management of Avnet and Kent expect that the merger will qualify as a "pooling-of-interests" business combination for accounting purposes. Under this method of accounting, the historical cost basis of the assets and liabilities of Avnet and Kent will be carried forward to the combined company. Results of operations of the combined company will include the income of Avnet and Kent for the entire fiscal period in which the combination occurs. The results of operations of the separate companies for fiscal years before the merger will be combined and reported as the results of operations of the combined company.

We have presented unaudited pro forma condensed combined financial information that reflects the "pooling-of-interests" method of accounting to provide a better picture of what our businesses might have looked like had they been combined as of and for the periods indicated. We prepared the pro forma condensed combined statements of income and balance sheet by combining the historical amounts of each company and adjusting share information based upon an exchange ratio of 0.87 of a share of Avnet for each share of Kent. Upon initial review, it appears that the accounting policies of Avnet and Kent are substantially comparable. Consequently, we did not make adjustments to the unaudited pro forma condensed combined financial information to conform the accounting policies of the combining companies. Upon consummation of the merger, further review of Kent's accounting policies and financial statements may require restatements of the combined entity's financial statements to conform to those policies and classifications that are deemed most appropriate.

The companies may have performed differently had they always been combined. The unaudited pro forma condensed combined financial information is not necessarily indicative of the historical results that would have occurred had the companies always been combined or the future results that the combined company will experience after the merger. See "Pro Forma Financial Data" on page 72.

Merger-Related Expenses

Avnet estimates that merger-related fees and expenses, consisting primarily of fees and expenses of investment bankers, attorneys and accountants, SEC filing fees, stock exchange listing fees, and financial printing and other related charges, will be approximately $12 million. The pro forma balance sheet information reflects these estimated direct transaction costs. These expenses have not been reflected in the pro forma statement of income information as they are considered to be nonrecurring.

Integration-Related Expenses and Synergy Benefits

Avnet expects to incur costs for integration-related expenses necessary to reduce costs and operate efficiently. These costs will be charged to operations subsequent to the merger and, therefore, are not reflected in the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined statements of income exclude any benefit that might result from the merger due to synergies that may be derived from the elimination of any duplicate costs and other productivity gains.

Periods Covered

The unaudited pro forma condensed combined statements of income combine Avnet's results for its fiscal years ended June 30, 2000, July 2, 1999 and June 26, 1998 with Kent's results for its fiscal years ended April 1, 2000, April 3, 1999 and March 28, 1998 giving effect to the merger as if it had occurred on the first day of Avnet's fiscal year. As such, Kent's period from April 2, 2000 to June 30, 2000 has been omitted from the pro forma condensed combined statements of income. Kent's sales, gross profit, income before income taxes and net income for that period, excluding discontinued operations, were approximately $223,313,000, $46,244,000, $9,863,000 and $5,918,000, respectively. In addition, the unaudited interim pro forma condensed combined statements of income combine Avnet's results for its first halves ended December 29, 2000 and December 31, 1999 with Kent's results for its first halves ended September 30, 2000 and October 2, 1999, giving effect to the merger as if it had occurred on the first day of Avnet's fiscal periods. The unaudited pro forma condensed combined balance sheet combines the balance sheets of Avnet as of December 29, 2000 and Kent as of December 30, 2000, giving effect to the merger as if it had occurred on December 29, 2000.

Converted Share Information

The Kent pro forma per converted share information shows the effect of the merger from the perspective of an owner of Kent common shares. The information was computed by multiplying the unrounded Avnet pro forma combined information by the merger exchange ratio of 0.87.

Avnet, Inc.

Selected Historical Financial Information

	Half year ended		Fiscal year ended				
	December 29, 2000(2)	December 31, 1999(3)	June 30, 2000(4)	July 2, 1999(5)	June 26, 1998(6)	June 27, 1997	June 28, 1996
	(In millions, except per share amounts)						
Income:							
Sales.................	$6,348.6	$3,757.1	$9,172.2	$6,350.0	$5,916.3	$5,390.6	$5,207.8
Gross profit	932.4	513.5	1,288.5	948.6	980.4	961.8	969.1
Income taxes	111.5	30.5	109.4	200.8	115.9	130.7	136.8
Net income	147.8	37.3	145.1	174.5	151.4	182.8	188.3
Financial position (at end of period):							
Working capital........	1,985.4	1,568.8	1,969.5	1,517.5	1,461.3	1,319.0	1,293.9
Total assets	7,053.1	4,392.4	5,244.4	2,984.7	2,733.7	2,594.1	2,521.7
Total debt	3,107.3	1,686.3	1,937.9	791.5	810.9	514.6	497.5
Shareholders' equity	2,208.4	1,731.1	1,902.0	1,397.6	1,315.9	1,502.2	1,505.2
Per share(1):							
Basic earnings	$ 1.60	$ 0.49	$ 1.77	$ 2.45	$ 1.92	$ 2.15	$ 2.17
Diluted earnings	1.59	0.49	1.75	2.43	1.90	2.12	2.15
Book value at end of period	23.94	20.30	21.53	19.85	18.05	18.28	17.34
Cash dividends	0.15	0.15	0.30	0.30	0.30	0.30	0.30

(1) Earnings per share have been restated to conform with the provisions of SFAS No. 128, "Earnings Per Share," and all per share data have been restated to reflect a two-for-one split of Avnet common stock distributed on September 28, 2000, to shareholders of record on September 18, 2000.

(2) A significant portion of the growth in Avnet's operations and financial position in the first half ended December 29, 2000 compared to the prior year period is a result of a number of factors including the acquisitions completed in fiscal 2000 and 2001. These acquisitions are discussed in more detail at "The Companies" on page 28.

(3) Includes special charges associated with (a) the integration of Marshall Industries into Avnet's Electronics Marketing group, (b) the reorganization of Avnet's Electronics Marketing Asia operations, (c) the reorganization of Avnet's Electronics Marketing European operations, including costs related to the consolidation of its European warehousing operations, and (d) costs incurred in connection with certain litigation brought by Avnet. The effect of these charges was to decrease income before taxes, net income and diluted earnings per share by $34.1 million, $21.6 million and $0.28, respectively.

(4) Includes special charges associated with: (a) the integration of Marshall Industries, Eurotronics B.V. (SEI) and the SEI Macro Group into Avnet's Electronics Marketing group, (b) the integration of JBA Computer Solutions into Avnet's Computer Marketing North America, (c) the reorganization of Avnet's Electronics Marketing Asia operations, (d) the reorganization of Avnet's Electronics Marketing European operations, including costs related to the consolidation of its European warehousing operations, and (e) costs incurred in connection with certain litigation brought by Avnet. The effect of these charges for fiscal 2000 amounted to $49.0 million on income before income taxes, $30.4 million on net income and $0.37 per share on a diluted basis. Additionally, a significant portion of the growth in Avnet's operations and financial position when compared to prior years is a result of the acquisitions discussed above.

(5) Includes the net gain on exiting the printed catalog business recorded in the fourth quarter of fiscal 1999 offset by special charges recorded in the first quarter associated with the reorganization of Avnet's Electronics Marketing group. The net positive effect on fiscal 1999 income before income taxes, net income and diluted earnings per share was $183.0 million, $64.0 million, and $0.89, respectively.

(6) Includes the net negative impact of $14.9 million on income before income taxes and $12.5 million on net income ($0.16 per share on a diluted basis) for (a) the gain on the sale of Avnet's Channel Master Division of $33.8 million pre-tax and $17.2 million after-tax, (b) costs relating to the divestiture of Avnet Industrial, the closure of Avnet's corporate headquarters in Great Neck, New York, and the anticipated loss on the sale of Avnet-owned real estate, amounting to $13.3 million pre-tax and $8.5 million after tax, and (c) incremental special charges associated with the reorganization of Avnet's Electronics Marketing group, amounting to $35.4 million pre-tax and $21.2 million after-tax.

Kent Electronics Corporation
Selected Historical Financial Information

	Thirty-nine weeks ended		Fiscal year ended				
	December 30, 2000	January 1, 2000	April 1, 2000	April 3, 1999	March 28, 1998	March 29, 1997(1)	March 30, 1996
	(in thousands, except share and per share data)						
Statement of earnings data:							
Net sales	$693,768	$522,001	$742,837	$455,694	$418,301	$339,053	$261,470
Cost of sales	549,585	412,643	586,538	356,237	317,577	258,747	199,741
Gross profit	144,183	109,358	156,299	99,457	100,724	80,306	61,729
Selling, general and administrative expenses	106,427	86,893	122,293	90,240	78,390	63,942	55,893
Merger and integration costs.......	—	—	—	—	—	5,500	—
Operating profit	37,756	22,465	34,006	9,217	22,334	10,864	5,836
Other income (expense):							
Interest expense	(8,060)	(7,727)	(10,470)	(10,495)	(5,272)	(1,192)	(898)
Other — net (principally interest and dividend income)	7,632	4,386	5,579	11,127	7,040	4,696	3,932
Earnings from continuing operations before income taxes ..	37,328	19,124	29,115	9,849	24,102	14,368	8,870
Income taxes....................	14,930	7,680	11,692	3,984	9,648	5,897	3,804
Earnings from continuing operations	22,398	11,444	17,423	5,865	14,454	8,471	5,066
Discontinued operations:							
Earnings (loss) from discontinued operations, net of income taxes......................	5,317	(623)	828	(5,683)	20,972	19,150	24,726
Gain on disposal of discontinued operations — net of income taxes of $12,000	18,000	—	—	—	—	—	—
Net earnings	$ 45,715	$ 10,821	$ 18,251	$ 182	$ 35,426	$ 27,621	$ 29,792
Basic earnings per common share:							
Earnings from continuing operations	$0.79	$0.41	$0.62	$0.21	$0.54	$0.33	$0.22
Net earnings	1.60	0.39	0.65	0.01	1.33	1.08	1.28
Diluted earnings per common share:							
Earnings from continuing operations	0.76	0.40	0.60	0.21	0.51	0.31	0.20
Net earnings	1.55	0.38	0.63	0.01	1.26	1.00	1.21
Weighted average shares:							
Basic	28,492	28,008	28,062	27,674	26,598	25,580	23,192
Diluted	29,461	28,680	28,888	28,099	28,097	27,580	24,722
Balance sheet data, excluding discontinued operations (at end of period):							
Working capital	$455,926	$247,322	$261,298	$327,625	$298,765	$110,222	$145,213
Total assets	776,428	533,643	558,098	455,329	435,875	212,040	235,164
Long-term debt, less current maturities	212,000	216,000	212,000	207,000	207,000	—	1,258
Mandatorily redeemable preferred stock	—	—	—	—	—	—	2,200
Stockholders' equity	397,225	333,701	344,732	321,169	312,569	262,367	230,968

(1) Includes non-recurring merger and integration charges of $5.5 million ($3.4 million, net of taxes, or $0.13 (basic) and $0.12 (diluted) per share). Exclusive of such charges, fiscal 1997 earnings from continuing operations were $11.9 million, or $0.46 (basic) and $0.43 (diluted) per share, and net earnings were $31.0 million, or $1.21 (basic) and $1.12 (diluted) per share.

Avnet, Inc. and Kent Electronics
Summary Pro Forma Combined Financial Information
(In millions, except per share amounts)
(Unaudited)

	Half year ended		Fiscal year ended		
	December 29, 2000	December 31, 1999	June 30, 2000	July 2, 1999	June 26, 1998
Avnet:					
Pro forma results of operations:					
Sales...............................	$6,803.3	$4,080.8	$9,915.0	$ 6,805.7	$6,334.6
Income from continuing operations(1) ..	160.5	42.5	162.6	180.3	165.9
Pro forma financial position (at end of period):					
Total assets	7,829.5	5,067.4	5,959.5	3,602.3	3,312.1
Total debt	3,323.3	1,902.3	2,153.9	998.5	1,017.9
Book value per share (at end of period):					
Historical(2)	$23.94	(3)	$21.53	(3)	(3)
Pro forma	22.14	(3)	19.87	(3)	(3)
Earnings from continuing operations per share (diluted):					
Historical(1)(2)	1.59	0.49	1.75	2.43	1.90
Pro forma	1.33	0.42	1.50	1.86	1.59
Cash dividends declared per share:					
Historical(2)	0.15	0.15	0.30	0.30	0.30
Pro forma(4)	0.12	0.12	0.23	0.22	0.24
Kent (pro forma per converted share)					
Book value per share	$19.26	(3)	$17.29	(3)	(3)
Earnings from continuing operations per share (diluted)(5)	1.16	0.37	1.31	1.62	1.38
Cash dividends declared per share	0.10	0.10	0.20	0.19	0.21

	Thirty-nine weeks ended		Fiscal year ended		
	December 30, 2000	January 1, 2000	April 1, 2000	April 3, 1999	March 28, 1998
Kent (Historical):					
Book value per share	$13.88	(3)	$12.17	(3)	(3)
Earnings from continuing operations per share (diluted)	0.76	0.40	0.60	0.21	0.51
Cash dividends declared per share	—	—	—	—	—

Comparative Market Price Information

	March 21, 2001(6)	April 25, 2001
Closing prices:		
Avnet common stock per share	$23.55	$23.45
Kent common stock per share	15.90	20.25
Kent common stock per converted share of Avnet common stock	20.49	20.40

(1) See footnotes 3, 4, 5 and 6 to the accompanying selected financial information of Avnet on page 12 of this proxy statement/prospectus.

(2) Avnet historical per share data has been adjusted to reflect a two-for-one stock split which Avnet distributed on September 28, 2000, to its shareholders of record on September 18, 2000.

(3) Not required.

(4) Based on the total historical dividends paid by Avnet (Kent has not paid dividends), divided by the pro forma weighted average number of shares outstanding as if the merger had occurred at the beginning of the period.

(5) Before non-recurring charges and credits directly attributable to the merger.

(6) The last trading day preceding the date on which the proposed general terms of the merger were publicly announced. The Avnet common stock is listed on the New York Stock Exchange and the Pacific Exchange, and the Kent common stock is listed on the New York Stock Exchange. See "Market Price and Dividend Information" on page 27.

RISK FACTORS

You should carefully consider the risks described below and the other information included in this proxy statement/prospectus. If any of these risks actually occur, Avnet's business, results of operations and financial condition could be materially adversely affected, the trading prices of Avnet's common stock could decline, and you could lose part of your investment. See also "Cautionary Statement Regarding Forward-Looking Statements" on page 18.

The exchange ratio for the Avnet common stock to be distributed to Kent shareholders in the merger is fixed, and therefore Kent shareholders cannot be sure of the market value of the Avnet common stock that they will receive in the merger.

Under the merger agreement, each share of Kent common stock will be converted into a right to receive 0.87 of a share of Avnet common stock. This exchange ratio is fixed and will not be adjusted in the event of any change in the relative market values of the Kent common stock and the Avnet common stock before the effective time of the merger. Therefore, Kent shareholders cannot be sure of the market value of the Avnet common stock that they will receive in the merger.

The market prices of Avnet common stock and Kent common stock, and the value of Avnet common stock relative to Kent common stock, may be substantially different on the date the merger agreement was signed, the date of this proxy statement/prospectus, the date of the special meetings of the Kent and Avnet shareholders to approve the merger agreement, and the effective date of the merger. These market prices may vary depending upon changes in the business, operations or prospects of Kent and Avnet, market assessments of the likelihood that the merger will be consummated and the timing thereof, general market and economic conditions, and other factors both within and beyond the control of Kent and Avnet. For example, since April 1, 2000, the price of a share of Avnet common stock has ranged from a low of $17.187 to a high of $40.563 (adjusted for a two-for-one stock split on September 28, 2000), and the closing price of a share of Kent common stock ranged from a low of $13.50 to a high of $35.00. Further, because the effective date of the merger may be later than the date of the special meetings, the price of a share of Avnet common stock on the date of the special meetings may not be the same as its price on the date the merger is completed. For example, on March 21, 2001, the day before the merger agreement was publicly announced, the closing price of a share of Avnet common stock for New York Stock Exchange composite transactions was $23.55, so that the consideration offered in the agreement and plan of merger per share of Kent common stock had a value on that date of $23.55 x 0.87, or $20.49. However, if the market value of shares of the Avnet common stock on the effective date of the merger is less than $23.55, holders of Kent common stock will receive shares of Avnet common stock in the merger with an initial value less than $20.49 per share of Kent common stock.

Neither Kent nor Avnet may terminate the merger agreement solely because of changes in the market price of the Avnet common stock or the Kent common stock.

We urge Kent shareholders to obtain current market quotations for Avnet common stock and Kent common stock.

Avnet may not realize fully the cost savings and other benefits it expects to realize as a result of the merger. This may adversely affect Avnet's earnings and financial condition.

Although Kent and Avnet expect significant benefits to result from the merger, Avnet may not realize any of these anticipated benefits. The merger involves the integration of two companies that have previously operated independently. The value of Avnet common stock following consummation of the merger may be affected by the degree of success in achieving the benefits expected to result from consummation of the merger. Achieving these benefits will depend in part upon meeting the challenges inherent in the successful combination of two business enterprises of the size and scope of Kent and Avnet and upon the possible resulting diversion of management attention for an extended period of time. Challenges like these may not be met and may negatively impact the operations of Avnet following the merger. Delays encountered in the transition process could have a material adverse effect upon the sales, level of expenses, operating results and financial condition of Avnet. See "The Merger — Kent's Reasons for the Merger," and "— Recommendation of, and Factors Considered by, Kent's Board of Directors" on page 37, and "The Merger — Avnet's Reasons for the Merger; Recommendation of the Avnet Board of Directors" on page 40.

As a result of the merger, Avnet will assume Kent's obligations under $207,000,000 aggregate principal amount of Kent's 4.5% Convertible Subordinated Notes due 2004.

Under the indenture providing for these notes, the merger will be a "change in control" and therefore will be a "repurchase event" that will entitle each holder of notes, at the holder's option, to require Avnet to repurchase all or a portion of such holder's notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest through the date of repurchase. Kent will be required to give note holders notice within 15 days after the occurrence of the repurchase event (that is, the closing of the merger), and the note holders may exercise their repurchase rights within 30 days after Kent gives the required notice. If all note holders were to exercise their repurchase right with respect to all of their notes, Avnet will be required to pay to the holders $207,000,000, plus accrued and unpaid interest through the date of repurchase. Given the low rate of interest payable on the notes and the currently unfavorable conversion price of the notes, it is likely that many note holders will exercise their repurchase right. See "The Merger — Kent's Convertible Notes" on page 54.

Directors and management of Kent have potential conflicts of interest.

Morrie K. Abramson and Larry D. Olson, directors of Kent who have recommended that Kent shareholders vote for approval of the merger agreement, have substantial interests in the merger that are in addition to those of Kent shareholders generally, and other executive officers of Kent also have interests that are in addition to those of Kent shareholders generally, as described under "The Merger — Interests of Certain Persons in the Merger and Possible Conflicts of Interest" on page 50. In addition, Kent directors will be entitled under the merger agreement to the continuation of their indemnification and insurance arrangements. Kent shareholders should be aware of all these interests when they consider the Kent board's recommendation that they vote in favor of the merger.

After the merger, customers of Avnet may seek alternative distributors.

After the merger, some customers of both Avnet and Kent could arrange to transfer their business to another distributor. We cannot predict whether this will occur or to what extent.

After the merger, suppliers may terminate supply agreements with Avnet or add other distributors.

Some suppliers of Avnet or Kent may terminate their supply agreements with Avnet after the merger. Alternatively, some other suppliers might consider adding additional distributors for their products. We cannot predict whether this will occur or to what extent.

The market price of the Avnet common stock may be affected by factors different from those affecting the shares of Kent common stock.

Upon completion of the merger, holders of Kent common stock will become holders of Avnet common stock. Kent's businesses differ from those of Avnet and therefore the results of operations of Avnet and Kent combined may be affected by factors different from those currently affecting the results of operations of Kent. For a discussion of the businesses of Kent and Avnet and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under "Where You Can Find More Information" on page 95.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements with respect to the financial condition, results of operations and business of each of Kent and Avnet. These statements may be made directly in this proxy statement/prospectus referring to Kent or Avnet, or may be made part of this proxy statement/prospectus by reference to other documents filed with the Securities and Exchange Commission by Kent or Avnet, which is known as "incorporation by reference," and may include statements for the period following the consummation of the merger. You can find many of these statements by looking for words like "believes," "expects," "anticipates," "estimates" or similar expressions in this document or in documents incorporated by reference.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include those described in "Risk Factors" on page 16, as well as the following:

- Competitive pressures among distributors of electronic components and computer products may increase significantly through industry consolidation, entry of new competitors or otherwise.

- General economic or business conditions, domestic and foreign, may be less favorable than expected, resulting in lower sales than expected.

- Costs or difficulties related to the integration into Avnet of newly-acquired businesses, and other businesses Avnet expects to acquire, may be greater than it expected.

- Avnet may lose customers or suppliers as a result of the merger and other recent acquisitions by Avnet.

- Legislative or regulatory changes may adversely affect the businesses in which Avnet and Kent are engaged.

- Adverse changes may occur in the securities markets.

- Changes in interest rates and currency fluctuations may reduce profit margins.

- Avnet or Kent may be adversely affected by the allocation of products by suppliers.

Because forward-looking statements are subject to risks and uncertainties, actual results of Avnet or Kent may differ materially from those expressed or implied by them. We caution you not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus.

All future written and oral forward-looking statements attributable to Kent and Avnet or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Kent nor Avnet undertakes any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE KENT SPECIAL MEETING

Date, Time and Place

Kent is soliciting proxies on behalf of the board of directors of Kent Electronics Corporation for use at the special meeting of Kent shareholders scheduled to be held on Wednesday, June 6, 2001 at 10:00 a.m., Houston time, at Chase Tower, 600 Travis Street, Suite 2500, Houston, Texas 77002. The sole purpose of the meeting is to vote upon a proposal to approve and adopt the merger agreement which is Appendix A to this proxy statement/prospectus.

The board of directors of Kent Electronics Corporation has unanimously approved the merger agreement and recommends that the Kent shareholders vote FOR approval and adoption of the merger agreement.

Record Date; Vote Required

Record Date. The Kent board of directors has fixed the close of business on April 26, 2001, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Kent special meeting. On the Kent record date, there were 28,798,615 shares of Kent common stock issued and outstanding. You may vote at the Kent special meeting only if you held Kent common stock of record at the close of business on the Kent record date.

Quorum. The presence either in person or by properly executed proxies of the holders of a majority of the shares of Kent common stock outstanding on the record date will constitute a quorum at the Kent special meeting.

Vote Required. Each share of Kent common stock outstanding on the Kent record date is entitled to one vote on each matter properly brought to a vote of the Kent shareholders. The approval and adoption of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the shares of Kent common stock outstanding at the close of business on the record date. Therefore, a failure to vote or a vote to abstain will have the same legal effect as a vote against the merger agreement.

Brokers who hold shares of Kent common stock in "street" name as nominees for customers who are the beneficial owners of such shares will not have authority to vote such shares on the merger proposal unless the brokers receive specific voting instructions from such customers. Shares of Kent common stock represented by proxies signed and returned by a broker holding such shares in "street" name will be counted for purposes of determining whether a quorum exists, even if such shares are not voted. Votes which are not cast by brokers because they received no instructions from one or more of their customers are known as "broker non-votes" and will have the same effect as a vote against the merger agreement.

Because approval of the merger agreement requires approval by at least two-thirds of the votes represented by all outstanding shares of Kent common stock, and because failures to vote and broker non-votes will have the same effect as negative votes, the Kent board of directors urges Kent shareholders to respond to this proxy solicitation, whether by U.S. mail via the enclosed, postage-paid envelope, or by instructions given to your broker.

In general, the approval and adoption of the merger agreement is the only business that may be conducted at the Kent special meeting. If other matters are properly presented at the Kent special meeting, the persons named as proxies will vote the shares in accordance with their discretion.

Directors' and Officers' Votes. As of the Kent record date, directors and executive officers of Kent owned an aggregate of 679,175 issued and outstanding shares of Kent common stock over which they had or shared the power to vote, representing in the aggregate approximately 2.4% of the votes which may be cast at the Kent special meeting. All the directors and executive officers of Kent have advised Kent that they intend to vote all these shares for approval of the merger agreement. In addition, an aggregate of five directors and executive officers of Kent have granted to Avnet irrevocable proxies to vote an aggregate of 592,250 shares, representing approximately 2.1% of the votes which may be cast at the Kent special meeting, for approval of the merger agreement. See "Other Agreements" on page 68.

Voting and Revocation of Proxies

Record holders of Kent common stock may submit proxies by completing and mailing the proxy card that accompanies this proxy statement/prospectus. Shares of Kent common stock represented by a proxy properly signed and received by Kent at or before the Kent special meeting will, unless subsequently revoked, be voted in accordance with the holder's instructions.

To submit a written proxy by mail, a record holder of Kent common stock should complete, sign, date and mail the proxy card provided with this proxy statement/prospectus in accordance with the instructions set forth on the card. If a proxy card is signed, dated and returned without indicating any voting instructions, shares of Kent common stock represented by the proxy will be voted FOR approval of the merger agreement.

A beneficial owner of Kent common stock whose shares are held of record in "street name" by a broker, bank, custodian or other nominee should follow the voting instructions received from the nominee.

A record holder of Kent common stock may revoke his or her proxy and change his or her vote at any time before the Kent special meeting in any one of three ways:

- The shareholder may send a written notice that the shareholder is revoking the proxy to the Corporate Secretary of Kent at 1111 Gillingham Lane, Sugar Land, Texas 77478, in time for it to be received before the meeting.

- The shareholder may complete and submit a new proxy card by mail. The latest dated proxy Kent actually receives by mail prior to the special meeting will be recorded and any earlier votes will be revoked.

- The shareholder may attend the special meeting and vote in person. However, simply attending the special meeting without voting will not revoke the shareholder's proxy.

A Kent shareholder whose shares are held of record by a broker or other nominee must follow the nominee's instructions for revocation.

Under Texas law, no business other than consideration of the merger agreement may be acted upon at the Kent special meeting. The persons appointed as proxies will have discretion to vote on adjournment of the special meeting. The adjournment may be for the purpose of soliciting additional proxies. However, shares represented by proxies voting against approval of the merger agreement will be voted against a proposal to adjourn the Kent special meeting for the purpose of soliciting additional proxies.

Solicitation of Proxies

Kent will solicit proxies for the Kent special meeting primarily by mail. However, if necessary to ensure satisfactory representation at the special meeting, Kent may also solicit proxies by telephone, telegraph, fax and personal interview by employees of Kent, none of whom will receive special compensation for such services. Also, Kent requests brokerage houses, nominees, fiduciaries and other custodians holding Kent common stock of record to forward soliciting materials to beneficial owners, and will reimburse them for their reasonable expenses incurred in sending materials to beneficial owners.

In addition, Kent has retained Morrow & Co., Inc. to assist in the solicitation of proxies from its shareholders. Kent will pay Morrow & Co., Inc. $7,500 for its services plus its reasonable out-of-pocket costs and expenses.

Kent shareholders should not send Kent common stock certificates with their proxy cards. If the merger is completed, Kent shareholders will receive instructions for surrendering their Kent stock certificates for Avnet stock certificates and checks for amounts paid in cash in lieu of fractional Avnet shares.

Ownership of Kent Common Stock by Management and Major Shareholders

Under an option agreement with Kent, Avnet has the right to purchase up to 2,863,474 shares of Kent common stock, representing about 10% of the Kent common stock currently outstanding, if the conditions described below are satisfied. See "Other Agreements — Kent Option" on page 68. Avnet filed a Schedule 13D in connection with the option agreement in which Avnet disclaimed beneficial ownership of the shares of Kent common stock subject to the option agreement.

The following table shows the beneficial ownership of Kent common stock as of the record date for the Kent special meeting, by (1) each director of Kent, (2) Kent's chief executive officer and its four other most highly compensated executive officers during Kent's fiscal 2000, (3) all persons who are known by Kent to own beneficially more than 5% of the outstanding shares of Kent common stock, and (4) Kent's directors and executive officers as a group:

Name	Shares owned beneficially(1) Number	Percent
Morrie K. Abramson	1,029,150(2)	3.5%
Stephen J. Chapko	73,500(3)	*
Richard J. Hightower	29,500(4)	*
Larry D. Olson	231,300(5)	*
Mark A. Zerbe	89,300(6)	*
Max S. Levit	29,500(7)	*
Leroy Morgan	7,500(8)	*
David Siegel	58,563(9)	*
Richard C. Webb	50,500(10)	*
Alvin L. Zimmerman	43,500(11)	*
Avnet, Inc. 2211 South 47th Street Phoenix, Arizona 85034	3,455,724(12)	12.0%
Loomis, Sayles & Co., L.P. One Financial Center Boston, Massachusetts 02111	3,146,947(13)	10.9%
All executive officers and directors as a group (14 persons)	1,739,038(14)	5.8%

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* Less than 1%.

(1) The persons listed have the sole power to vote and dispose of shares beneficially owned by them except as otherwise indicated. The shares that may be acquired upon the exercise of outstanding options as indicated in the footnotes below include shares issuable upon exercise of options which are currently exercisable or which will first become exercisable at any time on or before June 25, 2001, 60 days after the record date.

(2) Includes 600,000 shares that may be acquired upon the exercise of outstanding options, of which options to purchase 200,000 shares have been transferred to trusts for the benefit of Mr. Abramson's children. Mr. Abramson disclaims beneficial ownership of those 200,000 shares. Also includes 5,000 shares held in trust for Mr. Abramson's children, as to which shares Mr. Abramson disclaims beneficial ownership.

(3) Includes 38,500 shares that may be acquired upon exercise of outstanding options.

(4) Includes 20,000 shares that may be acquired upon exercise of outstanding options.

(5) Includes 127,500 shares that may be acquired upon exercise of outstanding options.

(6) Includes 69,500 shares that may be acquired upon exercise of outstanding options.

(7) Includes 22,000 shares that may be acquired upon exercise of outstanding options.

(8) Includes 7,500 shares that may be acquired upon exercise of outstanding options.

(9) Includes 6,500 shares that are owned by Mr. Siegel's wife. Also, includes 39,563 shares that may be acquired upon exercise of outstanding options, of which 12,500 may be acquired upon the exercise of outstanding options that have been transferred to Mr. Siegel's children. Mr. Siegel disclaims beneficial ownership of the options transferred to his children.

(10) Includes 29,500 shares that may be acquired upon exercise of outstanding options.

(11) Includes 22,000 shares that may be acquired upon exercise of outstanding options.

(12) Under their inducement agreements with Avnet (see Appendices C-1 and C-2 to this proxy statement/prospectus), Messrs. Abramson, Chapko, Hightower, Olson and Zerbe granted to Avnet irrevocable proxies to vote all of their shares of Kent common stock (592,250 shares) in favor of approval of the merger agreement. Also, the option agreement between Kent and Avnet provides Avnet with the right to purchase up to 2,863,474 shares of Kent common stock from Kent in some circumstances. Avnet disclaims beneficial ownership of those shares. See "Other Agreements — Kent Option" on page 68.

(13) As reported in a Schedule 13G filed by Loomis, Sayles & Co., L.P. with the Securities and Exchange Commission on February 12, 2001, which Schedule discloses that as of December 31, 2000, Loomis, Sayles & Co., L.P. had sole voting power with respect to 2,748,308 shares of Kent common stock and sole dispositive power with respect to 3,146,947 shares of Kent common stock.

(14) Includes 1,048,163 shares that may be acquired upon exercise of outstanding options.

THE AVNET SPECIAL MEETING

Date, Time and Place

Avnet is soliciting proxies on behalf of the board of directors of Avnet, Inc. for use at the special meeting of Avnet shareholders scheduled to be held on Wednesday, June 6, 2001, at 10:00 a.m., local time, at The Wyndham Buttes Resort, 2000 Westcourt Way, Tempe, Arizona 85282. The purpose of the meeting is to consider and to vote upon a proposal to approve and adopt the amended and restated agreement and plan of merger which is Appendix A to this proxy statement/prospectus, and to transact any other business that may properly come before the meeting or any adjournments, postponements, continuations or reschedulings of the meeting. Under New York law, only such business may be transacted at the Avnet special meeting which is related to the purpose set forth in the notice of meeting, that is, approval of the merger agreement.

The board of directors of Avnet, Inc. has unanimously approved the merger agreement and recommends that the Avnet shareholders vote FOR approval and adoption of the merger agreement.

Record Date; Vote Required

Record Date. The Avnet board of directors has fixed the close of business on April 26, 2001, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Avnet special meeting. You may vote at the Avnet special meeting only if you held Avnet common stock of record at the close of business on the Avnet record date.

As of the Avnet record date, there were 92,435,684 shares of Avnet common stock issued and outstanding.

Quorum. The presence, in person or by proxy, of a majority of the shares of common stock of Avnet entitled to vote at the meeting will constitute a quorum for the transaction of business.

Vote Required. Each share of Avnet common stock outstanding on the Avnet record date is entitled to one vote on each matter properly submitted at the Avnet special meeting. The affirmative vote of the holders of a majority of the shares of Avnet common stock outstanding on the Avnet record date is required to approve and adopt the merger agreement. Thus, shareholders who do not vote or who vote to abstain will in effect be voting against the merger agreement.

Brokers who hold shares of Avnet common stock in "street" name as nominees for customers who are the beneficial owners of such shares will not have authority to vote such shares on the merger proposal unless the brokers receive specific voting instructions from such customers. Shares of Avnet common stock represented by proxies signed and returned by a broker holding such shares in nominee or "street" name will be counted for purposes of determining whether a quorum exists, even if such shares are not voted. Votes which are not cast by brokers because they received no instructions from one or more of their customers are known as "broker non-votes" and will have the same effect as a vote against the merger agreement.

Directors' and Officers' Votes. As of the Avnet record date, directors and executive officers of Avnet owned an aggregate of 273,549 outstanding shares of Avnet common stock over which they had or shared the power to vote, representing in the aggregate approximately 0.30% of the votes which may be cast at the Avnet special meeting. The directors and executive officers of Avnet have advised Avnet that they intend to vote for approval of the merger agreement.

Voting and Revocation of Proxies

Record holders of Avnet common stock may submit proxies by completing and mailing the proxy card that accompanies this proxy statement/prospectus or by submitting their voting instructions by telephone or through the Internet. Shares of Avnet common stock represented by a proxy properly signed and received by Avnet at or before the Avnet special meeting will, unless subsequently revoked, be voted in accordance with the holder's instructions.

To submit a written proxy by mail, a record holder of Avnet common stock should complete, sign, date and mail the proxy card provided with this proxy statement/prospectus in accordance with the instructions set forth on the card. If a proxy card is signed and returned without indicating any voting instructions, shares of Avnet common stock represented by the proxy will be voted FOR approval and adoption of the merger agreement.

Instead of submitting a signed proxy card, record holders of Avnet common stock may submit their voting instructions by telephone or through the Internet. To submit voting instructions via telephone or through the Internet, Avnet shareholders should follow the instructions that accompany or are set forth on the reverse side of their proxy card. Each Avnet shareholder of record on the record date has been assigned a unique control number, which has been printed on each holder's proxy card. Shareholders who submit proxies by telephone or through the Internet will be required to provide their assigned control number before their proxy will be accepted. In addition to the instructions that appear on or accompany the proxy card, step-by-step instructions will be provided by a recorded telephone message or at the designated website, and shareholders will receive confirmation that their proxies have been successfully submitted.

A beneficial owner of Avnet common stock whose shares are held of record in "street name" by a broker, bank, custodian or other nominee should follow the voting instructions received from the nominee.

A record holder of Avnet common stock that signs and mails the enclosed proxy may revoke it any time before it is voted by giving written notice of revocation to Avnet, by delivering a later dated proxy to Avnet before the Avnet special meeting or by voting in person at the Avnet special meeting. However, your proxy will not be revoked if you simply attend the Avnet special meeting without voting. All written notices of revocation and other communications with respect to revocation by Avnet shareholders should be addressed to David R. Birk, Esq., Secretary, Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034. To revoke a proxy previously submitted by telephone or through the Internet, an Avnet shareholder of record can simply vote again at a later date, using the same procedures, in which case the later submitted vote will be recorded and the earlier vote will thereby be revoked.

An Avnet shareholder whose shares are held of record by a broker or other nominee must follow the nominee's instructions for revocation.

If an Avnet shareholder is a participant in Avnet's employee stock purchase plan, the Avnet proxy card will serve as voting instructions with respect to the number of shares of Avnet common stock held in the plan on behalf of the particular shareholder. To ensure that all shares of Avnet common stock are voted, the shareholder must sign and return every proxy card received or provide his or her proxy with voting instructions by telephone or through the Internet in the manner described in each proxy card and using the assigned control number.

The Avnet board of directors is not currently aware of any business to be acted upon at the special meeting other than as described herein. If, however, other matters are properly brought before the meeting, the persons appointed as proxies will have discretion to vote or to act thereon according to their best judgment, unless otherwise indicated on any particular proxy. Under New York law, only such business may be transacted at the Avnet special meeting which is related to the purpose set forth in the attached notice of meeting — that is, which is related to the proposal to approve and adopt the merger agreement. The persons appointed as proxies will have discretion to vote on adjournment of the Avnet special meeting. The adjournment may be for the purpose of soliciting additional proxies. However, shares represented by proxies voting against approval of the merger agreement will be voted against a proposal to adjourn the Avnet special meeting for the purpose of soliciting additional proxies.

Solicitation of Proxies

Avnet will solicit proxies for the Avnet special meeting primarily by mail. However, if necessary to ensure satisfactory representation at the Avnet special meeting, Avnet may also solicit proxies by telephone, telegraph, fax and personal interview by employees of Avnet, none of whom will receive special compensation for such services. Also, Avnet requests brokerage houses, nominees, fiduciaries and other custodians holding Avnet common stock to forward soliciting materials to beneficial owners and will reimburse them for their reasonable expenses incurred in sending materials to beneficial owners.

In addition, Avnet has retained Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies from its shareholders. Avnet will pay Georgeson Shareholder Communications Inc. approximately $8,000 for its services plus its reasonable out-of-pocket costs and expenses.

Avnet shareholders should not send Avnet common stock certificates with their proxy cards. If the merger is completed, Avnet shareholders will not need to exchange their stock certificates.

Ownership of Avnet Common Stock by Management and Major Shareholders

The following table sets forth information with respect to the common stock of Avnet beneficially owned at the record date for the Avnet special meeting by (a) the only persons that, to Avnet's knowledge, were the beneficial owners of more than 5% of its outstanding common stock, (b) each director of Avnet and each of the five most highly compensated executive officers of Avnet and (c) all directors and executive officers of Avnet as a group. Except where specifically noted in the table, all the shares listed for a person or the group are directly held by such person or group members, with sole voting and dispositive power.

Name	Amount and nature of beneficial ownership	Percent of class*
FMR Corp. et al.(1) 82 Devonshire Street Boston, Massachusetts 02109	13,851,400	14.98%
AXA Financial, Inc. et al.(2) 1290 Avenue of the Americas New York, New York 10104	12,883,299	13.94%
Mellon Financial Corporation et al.(3) One Mellon Center Pittsburgh, Pennsylvania 15258	6,765,961	7.32%
Eleanor Baum	10,960 1,500(O) 12,460	

24

Name	Amount and nature of beneficial ownership	Percent of class*
J. Veronica Biggins	2,760 1,500 (O) 4,260	
David R. Birk	8,075 114,250 (O) 122,325	
Steven Church	25,667 2,101 (I) 161,250 (O) 189,018	
Lawrence W. Clarkson	7,950 1,500 (O) 9,450	
Anthony De Luca	16,570 94,250 (O) 110,820	
Brian Hilton	1,900 106,250 (O) 108,150	
Ehud Houminer..	8,360 1,500 (O) 9,860	
James A. Lawrence...	3,560 1,500 (O) 5,060	
Salvatore J. Nuzzo (4)	17,360 1,500 (O) 18,860	
Ray M. Robinson	960	
Frederic Salerno	16,360 1,500 (O) 17,860	
Gary L. Tooker	8,960 (T,S)	
Roy Vallee	7,545 1,125,000 (O) 75,094 (T,S) 1,207,639	1.29%
All directors and executive officers as a group (21 persons)	187,394 84,054 (T,S) 2,101 (I) 1,911,000 (O) 2,184,549	2.32%

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* Less than 1% for each person except as otherwise indicated.

(T) Shares owned by trusts, custodianships and other entities as to which the person has the power to direct voting and dispositions.

(S) Shares as to which the person shares voting and/or dispositive power with others.

(O) Shares issuable upon exercise of stock options currently exercisable or first becoming exercisable on or prior to 60 days after April 26, 2001, the record date for the Avnet special meeting.

(I) Shares held by spouse as to which the person disclaims beneficial ownership.

(1) The information as to the beneficial ownership of Avnet common stock by FMR Corp., certain of its wholly-owned subsidiaries and affiliated investment companies, its Chairman, Edward C. Johnson 3d, and Abigail P. Johnson, a director of FMR Corp., was obtained from their joint statement on Schedule 13G filed on April 10, 2001, with the Securities and Exchange Commission. Such statement discloses that as of March 31, 2001, such group was the beneficial owner of 13,851,400 shares of Avnet common stock as follows: (a) Mr. Johnson, FMR Corp. (through its wholly-owned subsidiary Fidelity Management & Research Company ("Fidelity")), and certain investment companies for which Fidelity acts as advisor ("Fidelity Funds") together have sole dispositive power but no voting power with respect to an aggregate of 12,989,300 shares of Avnet common stock held by a number of Fidelity Funds, which shares are voted by Fidelity in accordance with written guidelines established by the boards of trustees of the several Fidelity Funds, (b) Mr. Johnson, FMR Corp. and Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp., have sole voting power with respect to 723,900 shares of Avnet common stock and sole dispositive power with respect to 751,200 shares of Avnet common stock owned by institutional investment accounts at Fidelity Management Trust Company, and (c) Fidelity International Limited, an investment adviser to various investment companies and institutional investors, has sole voting and dispositive power with respect to 110,000 shares of Avnet common stock.

(2) The information as to the beneficial ownership of Avnet common stock by AXA Financial, Inc. and its affiliated entities was obtained from their amended statement on Schedule 13G filed on February 12, 2001, with the Securities and Exchange Commission. Such statement discloses that as of December 31, 2000, (a) Alliance Capital Management L.P., a subsidiary of AXA Financial, Inc. and an investment adviser registered under the Investment Advisers Act of 1940, had sole voting power with respect to 7,724,341 shares of Avnet common stock, shared voting power with respect to 1,014,986 shares of Avnet common stock, and sole dispositive power with respect to 12,825,999 shares of common stock, and that all such shares were acquired solely for investment purposes on behalf of client discretionary investment advisory accounts, and (b) other members of the group had sole voting power with respect to an aggregate of 33,700 shares of Avnet common stock, sole dispositive power with respect to an aggregate of 23,600 of Avnet common stock, and shared dispositive power with respect to an aggregate of 33,700 shares of Avnet common stock.

(3) The information as to the beneficial ownership of Avnet common stock by Mellon Financial Corporation and its direct and indirect subsidiaries was obtained from their Statement on Schedule 13G filed on January 19, 2001, with the Securities and Exchange Commission. Such statement discloses that as of December 31, 2000, the group had sole voting power with respect to an aggregate of 5,668,381 shares of Avnet common stock, shared voting power with respect to an aggregate of 287,900 shares of Avnet common stock, sole dispositive power with respect to an aggregate of 6,630,873 shares of Avnet common stock, and shared dispositive power with respect to an aggregate of 77,418 shares of Avnet common stock.

(4) Mr. Nuzzo also beneficially owns 700 shares of Kent common stock.

MARKET PRICE AND DIVIDEND INFORMATION

The table below shows, for the calendar quarters indicated, the high and low sales prices per share of Kent common stock and Avnet common stock, both as reported for New York Stock Exchange composite transactions:

Calendar quarter	Kent common stock		Avnet common stock*	
	High	Low	High	Low
1999				
First quarter	$14.250	$ 8.125	$30.469	$17.813
Second quarter	20.000	8.750	25.500	17.000
Third quarter	20.312	14.250	26.219	20.531
Fourth quarter	24.438	15.750	30.250	18.656
2000				
First quarter	42.000	20.063	36.750	25.000
Second quarter	31.875	23.750	40.563	28.000
Third quarter	35.000	23.375	35.406	25.531
Fourth quarter	24.375	13.500	30.281	17.187
2001				
First quarter	24.500	13.953	28.453	19.350
Second quarter (through April 25)	21.047	16.187	24.500	18.953

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* Prices for Avnet common stock prior to September 28, 2000, have been adjusted to reflect a two-for-one stock split distributed on that date to Avnet shareholders of record on September 18, 2000.

The last sale price for a share of Avnet common stock as reported for New York Stock Exchange composite transactions on April 25, 2001, was $23.45, and the last sale price for a share of Kent common stock as reported for New York Stock Exchange composite transactions on April 25, 2001, was $20.25. The closing sales prices per share of Avnet common stock and Kent common stock on March 21, 2001, the last trading day before public announcement of the merger, were $23.55 and $15.90, respectively.

Avnet paid a cash dividend on its common stock of 7.5 cents per share during the first, second and third fiscal quarters of fiscal 2001 and each fiscal quarter in fiscal 2000 and fiscal 1999, as adjusted to reflect the two-for-one stock split on September 28, 2000. In the same period Kent paid no dividends on its common stock.

As of April 26, 2001, there were approximately 1,159 shareholders of record of Kent common stock, as shown on the records of Kent's transfer agent, and approximately 5,529 shareholders of record of Avnet common stock, as shown on the records of Avnet's transfer agent.

THE COMPANIES

Kent Electronics Corporation

Kent Electronics Corporation is a national specialty distributor and network integrator. Kent has strategically aligned its operations into two complementary business units that seek to develop competitive advantages within targeted markets.

- Kent Components distributes electronic connectors, electronic wire and cable, and other passive and electromechanical products and interconnect assemblies used in assembling and manufacturing electronic products. This unit also provides value-added services such as cable assembly, fan assembly, taping and reeling, and component modification as well as a variety of materials management services.

- Kent Datacomm offers a full range of end-to-end network solutions and professional services, including design consulting, source selection, product configuration and installation, and warranty and technical support. This unit's areas of expertise include voice over IP, video to the desktop, network security, wireless, network management and structured cabling solutions. The voice and data communication products it offers include network interface cards, switches, hubs, routers, modems, connectivity devices, fiber optics and copper cabling.

For additional information about Kent and its business, see the Kent documents identified in "Where You Can Find More Information" on page 95.

Avnet, Inc.

Avnet, Inc., a New York corporation, together with its subsidiaries, is one of the world's largest industrial distributors of electronic components and computer products, with sales in fiscal 2000 of $9.17 billion. Avnet is a vital link in the chain that connects suppliers of semiconductors, interconnect products and passive and electromechanical devices to original equipment manufacturers ("OEMs") and contract manufacturers that design and build the electronic equipment for end-market use, and to other industrial customers. In addition, Avnet distributes a variety of computer products and services to both the end user and the reseller channels. Through its electronic components distribution activities, Avnet acts as an extension of a supplier's sales force by marketing products to a larger base of customers than individual suppliers could do economically. While many suppliers can only serve a few hundred of the larger OEMs and contract manufacturers, Avnet is authorized to sell products of more than 100 of the world's leading component manufacturers to a global customer base of approximately 100,000 OEMs and contract manufacturers. Avnet ships electronic components as received from its suppliers or with assembly or other value added. As part of Avnet's distribution activities, various processes are added that customize products to meet individual OEM customer specifications. Avnet also provides material management and logistic services.

In order to better focus on Avnet's core business and to capitalize on growing world markets for electronic components and computer products, Avnet has pursued and continues to pursue strategic acquisitions with a focus on international expansion. During Avnet's fiscal years 1999, 2000 and 2001, it completed fourteen acquisitions: five in Europe; three in the Asia/Pacific region; three in North America; two in the Middle East and one in South America.

On October 31, 2001, during Avnet's fiscal year 2001, Avnet completed its acquisition of certain European operations of the VEBA Electronics Group from Germany-based E.On AG (formerly VEBA AG) for a cash purchase price of approximately $740.7 million, including the pay-off of debt. Under the terms of the agreement, Avnet acquired (a) the Munich, Germany-headquartered EBV Group, consisting of EBV Elektronik and WBC, both pan-European semiconductor distributors, and Atlas Services Europe, logistics provider for the EBV Group; and (b) the Nettetal, Germany-based RKE Systems, a computer products and services distributor. The combined companies being acquired from E.On AG reported calendar 1999 sales of approximately $1.8 billion (using average exchange rates for calendar 1999).

Also during Avnet's fiscal year 2001, on July 3, 2001, Avnet acquired the Savoir Technology Group, Inc., a leading distributor of IBM mid-range server products in the Americas. The total cost of the acquisition of

Savoir including estimated expenses was approximately $144.6 million, consisting of the cost for the Savoir shares of $110.8 million in Avnet stock and $0.8 million in Avnet stock options (net of related tax benefits of $0.5 million) as well as $0.8 million for direct transaction expenses and $32.2 million for the refinancing of Savoir net debt.

Currently, Avnet has approximately 13,800 employees globally and maintains locations throughout the United States, Canada, Mexico, Europe, Asia, Australia, New Zealand, South Africa and Brazil. In fiscal 2000, Avnet derived approximately 27% of its sales from operations outside of North America as compared with 23% in fiscal 1999. At the same time, Avnet disposed of those operations which it concluded were outside of Avnet's core business, including the disposition in July 1999 of Allied Electronics, a distributor by way of a printed catalog of active and passive electronic components, test equipment and electronic equipment, and the disposition in 1998 of Avnet's Channel Master business, the sole remaining operation in Avnet's former Video Communications Group.

Organizational Structure

Avnet currently consists of three major operating groups: Electronics Marketing ("EM"), Computer Marketing ("CM") and Avnet Applied Computing ("AAC").

Electronics Marketing ("EM")

Electronics Marketing is Avnet's largest operating group, with fiscal 2000 sales of $6.64 billion, representing approximately 72.4% of Avnet's consolidated sales. EM is comprised of three regional operations: EM Americas, which had sales of $4.69 billion in fiscal 2000, or approximately 51.1% of Avnet's consolidated sales; EM EMEA (Europe, Middle East and Africa), which had sales of $1.55 billion in fiscal 2000, or approximately 16.9% of Avnet's consolidated sales; and EM Asia, which had sales of $0.40 billion in fiscal 2000, or approximately 4.4% of Avnet's consolidated sales.

Through EM Americas customers have complete access to the products and services of Avnet's core distribution business, as well as complete access to the following global brands (services):

- *Core Value Services* — Focuses on the transactional needs of the traditional electronic components distribution market, offering one of the industry's broadest line cards and convenient one-stop shopping with an emphasis on on-time delivery, responsiveness and quality.

- *Avnet Design Services* — Provides an array of engineering and technical services for customers, including turnkey logic designs, reference designs and product designs, and demand creation services for suppliers.

- *Avnet Integrated Material Services* — Provides customer-specific materials management, including leading-edge, information technology-based services, and pin-point logistics. Integrated Material Services develops and implements innovative materials management solutions for EM's major customers and their contract manufacturers.

These Avnet global brands offer focused services and unique financial models in the other two EM geographic regions (EM EMEA and EM Asia) as well as in EM Americas.

In addition, EM Americas' product business groups specialize in the various product categories that Avnet sells. There are currently three product business groups that are responsible for purchasing, inventory management, supplier relationships and product marketing: (1) Semiconductor; (2) Interconnect, Passive and Electromechanical; and (3) Radio Frequency and Microwave. EM EMEA and EM Asia/Pacific operate along similar lines to more effectively position Avnet as a true global distributor.

EM EMEA, one of the largest distributors of electronic components in Europe as measured by sales, distributes semiconductors, interconnect, passive and electromechanical devices, and technical communication products in 40 western and eastern European countries, South Africa and Israel. It also provides the full range of value-added services associated with the products it sells through Avnet Integrated Material Services and Avnet Design Services.

EM EMEA is forming five separate and highly focused, specialized electronic components distribution organizations, served by a common integrated pan–European logistical backbone and industry leading supply-chain services. EBV Electronik and WBC, formerly part of the VEBA Electronics Distribution Group, will continue to manage their businesses under their own well-known and respected branch names, as will BFI Optilas, an Avnet company since 1995. Two new organizations, Avnet Semi and Avnet IP&E (which will both be re-branded shortly), will be the result of dividing the pre-existing EM EMEA organization into two operations, one focused on semiconductor products, the other on interconnect, passive and electromechanical products. Logistics and supply-chain services will be provided to the five operations by Avnet Logistics, consisting of the former Avnet warehouse operations and programming centers plus Avnet Logistics, the former logistical backbone of EBV Elektronik and WBC.

EM Asia is a value-added distributor of electronic components and services in 10 Asian countries and Australia and New Zealand. All the EM Asia operations have complete access to the products and services provided by the Avnet global brands. In July 1999, following the successful implementation of their SAP computer system, the companies comprising EM Asia began operating as an integrated business unit headed by Avnet Asia Pte Ltd., with its regional headquarters and centralized warehouse in Singapore. In December 1999, Avnet acquired the business of Korea-based Cosco Electronics/Jung Kwang, electronic components distribution companies.

Computer Marketing ("CM")

Computer Marketing is an international distributor of computer products to value-added resellers and end users focusing primarily on middle- to high-end, value-added computer products and services. CM's fiscal 2000 sales were $1.86 billion, representing approximately 20.3% of Avnet's consolidated sales. CM consists of three major business units — Avnet Hall-Mark, Avnet Enterprise Solutions and Avnet Convergent Technologies.

Avnet Hall-Mark concentrates on sales of computer systems, peripherals and components to the reseller channel. Avnet Hall-Mark is one of the industry's leading technical distributors of open systems that support a limited line card of the foremost computer and peripherals manufacturers, which include Compaq, Hewlett-Packard, IBM, Intel and Oracle. Avnet Hall-Mark provides those manufacturers' products to value-added resellers, along with complementary value-added solutions and in-house engineering support, complex systems integration and configuration services.

Avnet Enterprise Solutions sells industry leading high-end systems, mid-range servers, workstations, PCs, software, storage, networking, peripherals and services to end-user customers. Avnet Enterprise Solutions is a technology solutions integrator, providing hardware, software and services for corporate-wide infrastructure needs. Avnet Enterprise Solutions leverages its array of acquisition and technical services to bring value to businesses intent on managing their total cost of technology infrastructure — from the data center, through the network, to the desktop.

Avnet Convergent Technologies is a value-added distributor of networking, wireless, data collection, point of sale peripherals and Auto ID equipment. Avnet Convergent Technologies provides a variety of services including technical support, systems integration, lead generation and custom financing. Avnet Convergent Technologies delivers fully integrated solutions from leading manufacturers such as Compaq, Hewlett-Packard, IBM, Intel, Enterasys and Symbol Technologies. It markets its products and services to North American value added resellers.

During 1998, CM expanded its operations into Europe by starting an operation in Germany and then expanding its European operations into Austria, Switzerland, Poland, The Czech Republic, Belgium and Hungary. It further expanded its international operations by completing a number of acquisitions — Bytech Systems Ltd. in the United Kingdom in May 1998, Integrand Solutions in Australia in July 1999, and PCD Italia S.r.1. and Matica S.p.A. in Italy in November 1999. CM strengthened its focus on the IBM product line with the January 1999 acquisition of the Computer Solutions Division of JBA International and the July 2000 acquisition of Savoir Technology Group, Inc. Savoir was one of the leading distributors of IBM mid-range server products in the Americas with calendar 1999 sales of $767 million.

Avnet Applied Computing ("AAC")

In October 1999, Avnet Applied Computing began operations in the Americas as a separate group. AAC was created from portions of Electronics Marketing (OEM Systems Product Business Group and Personal Computer Components) and Computer Marketing (Hall-Mark Computer Components). AAC focuses on the unique requirements of the OEM market for computing technology. AAC's fiscal 2000 sales were $670.5 million, representing 7.3% of Avnet's consolidated sales.

AAC consists of three major business units focusing on key market segments. The first unit is Applied Computing Components, which serves the needs of manufacturers of general-purpose computers by providing them leading-edge technologies such as microprocessors, DRAM modules and motherboards. The second business unit is Applied Computing Solutions, which provides technical design, integration, marketing and financial services to developers of application specific computer solutions in the non-PC market place. Examples of these types of customers are OEMs in the medical, telecommunications, industrial control and digital creation market segments. The third business unit is Applied Computer Enabling Technologies, which serve systems integrators focusing on the mass storage market place that produce applications such as NAS, SAN and Fiber storage products.

During Avnet's 2001 fiscal year, AAC expanded its operations in Europe with the addition of RKE Systems and the EBV Microsystems group. These groups have been integrated into AAC and now the operating group has all three business units represented in Europe. AAC's coverage of Europe includes: the United Kingdom, Germany, Spain, Italy, Austria (services eastern Europe also), the Nordic region, the Benelux region, France and Switzerland. AAC's European operations account for approximately half of the operating group's revenue.

Locations

As of April 1, 2001, Avnet had about 365 locations in the United States, Canada, Mexico, Europe, the Middle East, South Africa, South America, and the Asia/Pacific region, many of which contain sales, warehousing and administrative functions for multiple business units. Avnet also has a small number of stores in customers' facilities. Avnet sells to customers in 63 countries.

Avnet's principal executive offices are located at 2211 South 47th Street, Phoenix, Arizona 85034, telephone number (480) 643-2000.

For additional information about Avnet and its business, see the Avnet documents identified in "Where You Can Find More Information" on page 95.

THE MERGER

This discussion of the merger and the principal terms of the merger agreement is subject to, and qualified in its entirety by reference to, the Amended and Restated Agreement and Plan of Merger dated as of March 21, 2001, by and between Avnet and Kent, which is attached to this proxy statement/prospectus as Appendix A and incorporated herein by reference.

General

We are furnishing this proxy statement/prospectus to holders of Kent common stock and Avnet common stock in connection with the solicitation of proxies by the boards of directors of Kent and Avnet for use at their special meetings of shareholders, and at any adjournments, postponements, continuations or reschedulings of these meetings. At the special meetings, the Kent shareholders and Avnet shareholders will be asked to consider and to vote upon proposals to approve and adopt the merger agreement.

The merger agreement provides for the merger of Kent into Avnet. At the effective time of the merger, the separate corporate existence of Kent will cease and Avnet will remain as the surviving corporation in the merger. Each share of Avnet common stock issued and outstanding before the merger will remain an issued and outstanding share of Avnet common stock after the merger. Kent common stock outstanding at the effective time of the merger will be converted by the merger into Avnet common stock as described under "The Merger Agreement — Terms of the Merger" on page 58. The merger will become effective when the Secretary of State of Texas will have issued a certificate of merger and the New York Department of State will have filed a certificate of merger delivered to it by Avnet, or at a subsequent date or time that Kent and Avnet agree on and specify in the articles of merger which Kent delivers to the Texas Secretary of State and in the certificate of merger which Avnet delivers to the New York Department of State. The merger is intended to qualify as a tax-free "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for federal income tax purposes.

In the merger, each share of Kent common stock will be converted into a right to receive 0.87 of a share of common stock of Avnet. As of March 21, 2001, the date on which the merger agreement was executed and delivered, the implied value of a share of Kent common stock was $20.49 based on the exchange ratio in the merger agreement. The closing price per share of Avnet common stock for New York Stock Exchange composite transactions on April 25, 2001, was $23.45, and the implied value of a share of Kent common stock on April 26, 2001, was $20.40, based on the exchange ratio in the merger agreement.

After the merger, persons who were Avnet shareholders before the merger will own approximately 78.7% of the outstanding shares of Avnet common stock, and Kent shareholders will own approximately 21.3% of the outstanding shares of Avnet common stock, based on the numbers of Avnet and Kent shares outstanding as of April 26, 2001, and on the merger exchange ratio.

Background to the Merger

Over the last several years, there have been occasional brief exploratory discussions between various members of the senior management of Avnet and Kent to determine whether they should consider a business combination. None of these discussions progressed beyond the informal stage.

During early January 2001, Avnet's Chairman of the Board and Chief Executive Officer, Roy Vallee, spoke to Larry Olson, President and Chief Executive Officer of Kent. Mr. Olson told Mr. Vallee that Kent was evaluating its strategic business plan and that in connection with this review, Kent was willing to engage in preliminary discussions with Avnet about the possibility of a business combination. Mr. Vallee and Mr. Olson agreed to meet on January 19, 2001.

On January 18, 2001, the Kent board of directors held a regularly-scheduled meeting. Stephen J. Chapko, an Executive Vice President and the Chief Financial Officer of Kent, and Kent's legal counsel also attended the meeting at the board's invitation. At this meeting, Mr. Olson advised the board that he and Morrie Abramson, Kent's Chairman of the Board, would be meeting with Mr. Vallee on January 19, 2001 to discuss the possibility of a business combination with Avnet.

Thereafter, Mr. Olson and Mr. Abramson periodically advised members of Kent's board of the progress of their discussions with Avnet until the merger agreement was signed. In addition, thereafter from time-to-time board members conferred with Kent's legal counsel regarding the proposed merger.

On January 19, 2001, Mr. Vallee and Raymond Sadowski, Avnet's Senior Vice President and Chief Financial Officer, met with Mr. Olson and Mr. Abramson in Houston, Texas. Mr. Olson and Mr. Abramson reviewed the Kent business, especially the Kent Datacomm division. At the end of the meeting, Mr. Abramson gave an indication as to a per share price at which he believed Avnet would be able to acquire Kent. He further stated that Kent would be open to discuss a potential transaction involving cash, stock or a combination of both, but acknowledged that given Avnet's recent acquisitions, he understood Avnet might prefer to issue its stock. Messrs. Vallee and Sadowski did not respond at that time but committed to get back to Mr. Olson with any interest in further discussions.

In conjunction with the initial discussions, the companies began consulting with their legal advisors about issues raised in the discussions among their executives. These consultations continued between Avnet's management and its counsel, Carter, Ledyard & Milburn, and Kent's management and its counsel, Locke Liddell & Sapp LLP, throughout the remaining merger discussions.

On January 25, 2001, the day before a regularly scheduled meeting of Avnet's board of directors, Mr. Vallee and Mr. Sadowski notified members of Avnet's board that senior management was engaged in preliminary discussions about a possible acquisition of Kent.

After Avnet senior management performed preliminary analysis of the share price indicated by Mr. Abramson, Mr. Vallee called Mr. Olson on January 26, 2001, and indicated that Avnet was interested in continuing discussions with Kent about a possible acquisition, but not at the price range suggested by Mr. Abramson at the initial meeting. Mr. Vallee indicated that Avnet would consider a potential transaction at a fixed ratio of exchange whereby Kent shareholders would receive a portion of an Avnet share for each share of common stock of Kent and they discussed the range at which Avnet would consider moving forward. Mr. Vallee and Mr. Olson also discussed the economic impact on Avnet of combining the two companies.

On January 29, 2001, Mr. Sadowski and Mr. Olson continued discussions relating to an appropriate exchange ratio for the proposed merger.

On February 6, 2001, Mr. Vallee, Mr. Sadowski and Mr. Olson continued discussions relating to an appropriate exchange ratio for the proposed merger.

On February 8, 2001, Mr. Olson and Mr. Sadowski engaged in further discussions regarding an appropriate exchange ratio and the economic impact of an acquisition on Avnet's earnings. Mr. Sadowski indicated that Avnet was prepared to continue exploring a transaction at the exchange ratio discussed. Later that day, Mr. Sadowski discussed the possible merger of Avnet and Kent with representatives of Avnet's financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated.

On February 8, 2001, Mr. Olson updated the Kent board of directors on Avnet's interest in acquiring Kent and informed the Kent board of certain key strategic benefits to the proposed merger that he believed warranted further discussions with Avnet. Mr. Olson also alerted the Kent board to certain risks and uncertainties relating to the proposed merger.

On February 9, 2001, the Kent board held a special meeting to discuss further Avnet's proposal to acquire Kent. At the request of the board, Mr. Chapko and Kent's legal counsel attended this meeting. At the meeting, Mr. Olson and Mr. Abramson briefed the board on their discussions with Avnet's management in greater detail, including additional information relating to discussions about the consideration that Kent's shareholders would receive in the proposed merger, as well as a review of the strategic benefits that Mr. Olson and Mr. Abramson believed would result from the merger in light of current industry conditions and trends. Based on these discussions, the Kent board authorized management to continue discussions with Avnet regarding the proposed merger and authorized Kent to engage a financial advisor for the proposed transaction. In addition, the Kent board discussed the fact that Mr. Abramson, Mr. Olson and other members of management would have potential conflicts of interest in connection with the proposed merger. On the advice of legal counsel, the Kent board took under advisement the potential benefits of creating a special committee of the board to consider the proposed merger for purposes of making a recommendation to the full board as to whether or not Kent should enter into the merger agreement.

On February 9, 2001, Mr. Vallee, Mr. Sadowski and David Birk, Avnet's Senior Vice President and General Counsel, met with representatives of Merrill Lynch and Avnet's counsel, Carter, Ledyard & Milburn, and discussed the possible merger of the two companies and due diligence necessary to undertake.

On February 9, 2001, Kent engaged Credit Suisse First Boston as its financial advisor for the proposed merger.

On February 11, 2001, Mr. Sadowski and Mr. Olson discussed various issues regarding a merger, including change of control agreements between Kent and several of its executive officers and convertible notes and warrants that had been issued by Kent. Mr. Olson advised that Credit Suisse First Boston would act as financial advisor to Kent regarding the possible transaction.

On February 13, 2001, Mr. Sadowski and Mr. Olson discussed the change of control agreements between Kent and several of its executive officers. See "The Merger — Interests of Certain Persons in the Merger and Possible Conflicts of Interest" on page 50.

Avnet held a special meeting of its board of directors on February 13, 2001, by telephone. Mr. Sadowski, Mr. Birk and representatives of Merrill Lynch also attended the meeting. Avnet's board discussed the terms of the potential transaction and the possible effects of a transaction on Avnet and Avnet's earnings and authorized management to continue to explore the possibility of a merger between the two companies.

On February 18, 2001, Mr. Sadowski called Mr. Olson regarding a possible adjustment, based upon Avnet's further analysis, to the exchange ratio for the acquisition of Kent. Later that day, Mr. Olson and Mr. Sadowski again discussed the fixed ratio of exchange after Mr. Olson had briefed Mr. Abramson concerning the earlier discussion between Mr. Sadowski and Mr. Olson.

On February 19, 2001, Mr. Olson and Mr. Vallee discussed a proposed adjustment to the fixed ratio of exchange.

On February 20, 2001, Mr. Sadowski and Mr. Chapko discussed due diligence concerning the potential transaction. Later that day, Mr. Sadowski delivered a due diligence list to Kent and Credit Suisse First Boston and scheduled meetings to obtain requested information. In addition, later that day, Credit Suisse First Boston, acting on behalf of Kent, delivered a due diligence list to Avnet.

On February 22, 2001, Mr. Sadowski, Mr. Olson and Mr. Chapko discussed the status of due diligence concerning the potential transaction.

On February 23, 2001, Avnet's counsel sent a draft of a proposed merger agreement to Kent's counsel.

Between February 26, 2001 and March 2, 2001, Mr. Sadowski or Mr. Vallee contacted each Avnet director individually to report on the status of the potential transaction.

In light of the potential conflicts of interest of Mr. Abramson and Mr. Olson and other members of management, the Kent board established, by unanimous written consent dated February 26, 2001, a special committee consisting of three independent and disinterested directors for the purpose of evaluating whether or not it would be in the best interests of Kent and its shareholders for Kent to enter into the merger agreement with Avnet. Leroy Morgan, David Siegel and Alvin L. Zimmerman were appointed to serve on the special committee.

On March 2, 2001, Kent's counsel sent initial comments on the draft merger agreement to Avnet's counsel.

On March 4, 2001, Mr. Vallee, Mr. Sadowski, Andrew Bryant, President of Avnet's Computer Marketing group, Steven Church, Co-President of Avnet's Electronics Marketing group, Patrick Jewett, Avnet Senior Vice President, Mr. Olson, Mr. Chapko, and Mark Zerbe, President of Kent's Datacomm division, met informally over dinner and discussed the Kent business. Those participants met again on March 5, 2001 for high level discussions of the possible business combination, including potential synergies between the businesses.

From March 5, 2001 through March 14, 2001 representatives of Avnet and Arthur Andersen, Avnet's independent auditors, met with or spoke to representatives of Kent in Houston for due diligence review and discussions, and Avnet's counsel met with Kent's counsel and conducted due diligence of certain of Kent's contracts and agreements. Concurrent with Avnet's due diligence of Kent, Kent's legal counsel conducted due diligence on Avnet by reviewing certain publicly available materials, and Kent's management reviewed certain business and operational issues related to Avnet with representatives of Avnet.

On March 12, 2001, Avnet's counsel sent a revised draft of a proposed merger agreement to Kent's counsel, and Messrs. Vallee, Sadowski and Olson discussed the effect of each company's projected earnings in the current quarter on the potential transaction.

On March 13, 2001, Messrs. Vallee, Sadowski, Birk, Abramson and Olson and Lynn Morgen, Kent's public relations consultant, discussed issues relating to the public announcement of a merger if the transaction was completed.

On March 14, 2001, Messrs. Vallee, Sadowski and Birk, representatives of Merrill Lynch, Mr. Olson, Mr. Chapko, representatives of Credit Suisse First Boston and Kent's counsel met to respond to due diligence questions of the financial advisors and legal counsel in connection with the proposed transaction.

On March 16, 2001 Mr. Sadowski and Mr. Olson discussed the exchange ratio for the acquisition. Mr. Sadowski noted that Avnet, after review of due diligence and other financial information, was concerned about the impact of the acquisition on Avnet's earnings.

Later that day, Mr. Olson and Mr. Vallee discussed the economics of the proposed acquisition. Mr. Sadowski and Mr. Olson had two additional conversations regarding the fixed exchange ratio at which Avnet was willing to proceed later that day and into the evening.

On March 17, 2001, Mr. Sadowski and Mr. Olson had further discussions and reached a preliminary understanding regarding the exchange ratio, subject to negotiation of all other terms and conditions of the acquisition, final review of the acquisition by their respective financial advisers and legal counsel and approval of each Board of Directors.

Over the next several days, representatives of Avnet and Kent and their respective counsel continued to negotiate the terms of the proposed merger agreement and related agreements. See "Other Agreements" on page 68.

On March 20, 2001, the special committee of Kent's board of directors held a meeting to consider the proposed transaction. At this meeting, the Kent special committee first met with Kent's legal counsel without anyone else being present, including any other director or member of Kent's management. At the beginning of the meeting, the special committee was advised of its fiduciary duties relating to the transaction. In addition, the special committee was advised by counsel of the principal terms of the proposed merger and the results of the due diligence review of Avnet, and Kent's counsel described the terms of the proposed merger agreement and stock option agreement (current drafts and executive summaries of which were provided to the special committee in advance of the meeting) and responded to questions from the special committee. After completing its meeting with legal counsel, the special committee considered the strategic reasons for the proposed merger through presentations by, and discussions with, Mr. Olson and Mr. Abramson. Thereafter, the special committee reviewed the financial terms of the proposed merger with Credit Suisse First Boston. After excusing Kent's management and the representatives of Credit Suisse First Boston from the meeting, and after due deliberation, the special committee unanimously approved the merger agreement and the related agreements and the transactions contemplated by those agreements and determined to recommend that the full board of directors of Kent vote to approve and adopt the merger agreement and stock option agreement and recommend that the shareholders of Kent approve and adopt the merger agreement.

On March 21, 2001, the board of directors of Kent met to consider the proposed transaction. Mr. Chapko also attended this meeting. After being advised by legal counsel of its fiduciary duties relating to the transaction, the Kent board considered the strategic reasons for the proposed merger, the principal terms of the proposed merger, the recommendation of the special committee and the results of the due diligence review of Avnet. In addition, Kent's counsel described to the board the terms of the proposed merger agreement and certain related agreements (current drafts and executive summaries of which were provided to the board in advance of the meeting) and responded to questions from directors. Thereafter, representatives of Credit Suisse First Boston joined the meeting to make a presentation to the board of directors of Kent regarding the financial terms of the proposed merger. After this presentation, Credit Suisse First Boston delivered its oral opinion, which opinion was confirmed by delivery of a written opinion dated March 21, 2001, to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, matters considered and limitations on review described in its opinion, the exchange ratio in the merger agreement was fair to the holders of Kent common stock from a financial point of view. After excusing the representatives of Credit Suisse First Boston from the meeting, and after due deliberation, the Kent board of directors unanimously approved the merger agreement and the related agreements and the transactions contemplated by those agreements and resolved to recommend that Kent's shareholders vote to approve and adopt the merger agreement.

On March 21, 2001, the board of directors of Avnet met to consider the proposed transaction. Mr. Vallee discussed the strategic reasons for the acquisition with the board. Representatives of Merrill Lynch reviewed for the Avnet board of directors its financial analysis of the proposed exchange ratio and delivered to the Avnet board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated March 21, 2001, to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to Avnet. The board of directors of Avnet then considered and approved the principal terms of the acquisition and authorized Avnet management to finalize the appropriate documents and execute definitive agreements.

Final negotiations continued through the evening of March 21, 2001, and the merger agreement and related agreements were executed late that evening. A press release announcing the merger transaction was issued at approximately 4:00 a.m., Eastern time, on March 22, 2001.

The merger agreement as executed on March 21, 2001, provided that the merger would be a so-called "reverse triangular merger," in which a wholly-owned subsidiary of Avnet would merge into Kent and cease to exist, and Kent would become a wholly-owned subsidiary of Avnet. On April 18, 2001, Mr. Sadowski reported to the executive committee of the Avnet board of directors that it might be appropriate to change the structure of the merger from a reverse triangular merger to a merger of Kent directly into Avnet, in which Kent would cease to exist. This change would support the tax-free treatment of the proposed merger. After consulting with its financial advisors and legal counsel, the executive committee approved the new proposed structure in which Kent would be merged directly into Avnet, and authorized the officers of Avnet to negotiate and document the change in an amended and restated agreement and plan of merger.

The change of the merger from a reverse triangular merger to a direct merger of Kent into Avnet, and the adoption of the amended and restated agreement and plan of merger, do not affect the exchange ratio or otherwise adversely affect the rights or obligations of Avnet, Kent or their shareholders.

On April 19, 2001, Mr. Sadowski discussed the new proposed structure of the merger with Mr. Olson. Subsequently, Credit Suisse First Boston delivered to the board of directors of Kent a revised fairness opinion dated, and speaking only as of, March 21, 2001. This fairness opinion was revised solely to reflect the change of the merger from a reverse triangular merger to a direct merger.

Based on the advice of legal counsel that the new proposed structure would not modify the consideration to be paid to Kent's shareholders or otherwise adversely affect the rights or obligations of Kent or its shareholders, the board of directors of Kent, by unanimous written consent dated April 23, 2001, authorized the amendment of the original merger agreement and the execution of the amended and restated agreement and plan of merger.

Kent's Reasons for the Merger

In reaching the decision to approve the merger, the Kent special committee and full board considered, among other factors, various strategic benefits expected to be derived from the merger. Kent has summarized below the key strategic benefits identified by the Kent special committee and full board during their evaluation of the proposed merger. References below to the views and beliefs of the Kent board also reflect the views and beliefs of the special committee of the Kent board.

Enhanced Shareholder Value. The overriding reason for the merger is that the Kent board believes the proposed combination of Kent and Avnet should generate substantially more value for shareholders than Kent could generate on its own or in connection with any other reasonably possible transaction. The combined company would be better-positioned to meet the challenges posed by ongoing consolidation and change in the electronics component distribution industry.

Business Strategy and Industry Trends. The electronics component distribution industry is undergoing significant change that is resulting in increased competition and narrowing margins. In addition, customers are becoming more sophisticated, are demanding more services, capabilities and products, and are reducing their number of suppliers. Moreover, during the past several years the electronics distribution industry has undergone significant consolidation. One of the results of this consolidation has been that certain competitors of Kent have become global in size and have an expanded range of product offerings. At the same time, many of Kent's customers and prospective customers have also consolidated and grown substantially larger and frequently prefer to deal with companies that can provide a full range of products on a global basis. Kent's suppliers are also reducing their number of distributors, favoring those that can provide a full line of products and that have global reach. Based on the foregoing factors, the Kent board believes that the most successful companies in this industry in the future will have significantly greater resources than Kent currently has. Although the Kent board believes that Kent could over time meet these challenges if it remained independent, the Kent board also believes that the combined company would immediately have the requisite scale to provide the resources necessary for the combined company to capitalize on opportunities as they emerge, to respond effectively to rapid change in the electronics distribution industry and to meet the needs of customers by offering a much broader range of products to Kent's customers than Kent currently can on its own.

Enhanced Employee Opportunities. While recognizing that a number of jobs will be eliminated (especially at Kent's headquarters in Sugar Land, Texas), the Kent board believes that the merger would create greater career opportunities for a majority of Kent's employees, given the leadership position that the combined company would enjoy in several key product areas.

Synergies and Cost Savings. While potential cost savings are not the principal reason for the merger, the transaction would nevertheless be expected to produce significant cost savings and incremental net revenue from combining the two companies.

Recommendation of, and Factors Considered by, Kent's Board of Directors

At a meeting of the special committee of Kent's board of directors held on March 20, 2001, after due consideration of the factors described below, the special committee unanimously:

- determined that the merger agreement, the stock option agreement and the merger are fair to, and in the best interests of, Kent and its shareholders;

- approved the merger agreement and the stock option agreement; and

- determined to recommend that the Kent board approve the merger agreement and stock option agreement and recommend that the shareholders of Kent approve the merger agreement.

Thereafter, at a meeting of Kent's board of directors held on March 21, 2001, after due consideration of the special committee's recommendations and the factors described below, the Kent board unanimously:

- determined that the merger agreement, the stock option agreement and the merger are fair to, and in the best interests of, Kent and its shareholders;

- approved the merger agreement and the stock option agreement; and

- determined to recommend that the shareholders of Kent approve the merger agreement.

Accordingly, the Kent board of directors unanimously recommends that the Kent shareholders vote FOR approval and adoption of the merger agreement.

Kent's board made its determination after careful consideration of, and based on, a number of factors, including those described below, which are the material factors that the board considered:

- all the reasons described under "— Kent's Reasons for the Merger" on page 37;

- the possibility, as alternatives to the merger, of not pursuing any transaction or of pursuing an acquisition of, or a business combination or joint venture with, an entity other than Avnet, and the Kent board's conclusion that a transaction with Avnet is more feasible, and is expected to yield greater benefits, than the likely alternatives;

- the value of the exchange ratio provided for in the merger agreement relative to the current market prices and historical trading prices of Kent and Avnet;

- that as more fully described under "— Rationale for Fixed Exchange Ratio" on page 39, it was more advantageous for Kent's shareholders for the exchange ratio to be fixed rather than being subject to adjustment;

- current industry, economic and market conditions, developments and trends and the board's analysis of their potential impacts on Kent, Avnet and the combined company;

- the ability to complete the merger as a tax-free reorganization for U.S. federal income tax purposes, and the board's conclusion that this treatment would be beneficial to a large number of Kent's shareholders;

- the terms and conditions of the merger agreement, including the conditions to closing and the fact that the merger agreement is not subject to termination in the event of any change in the trading prices of either company's stock between signing of the merger agreement and closing and the board's ultimate determination that these terms and conditions were appropriate given the nature of the transaction;

- the restrictions under the merger agreement on Kent's ability to entertain third party acquisition proposals and the payment of termination fees in specified circumstances and the board's determination of the appropriateness of these provisions, including with respect to their impact on the likelihood that the transaction would ultimately be consummated;

- the grant by Kent to Avnet of an option to acquire stock exercisable under specified circumstances pursuant to the stock option agreement, as discussed under "Other Agreements — Kent Option" on page 68, and the board's determination of the appropriateness of the terms of the stock option agreement, including with respect to their impact on the likelihood that the transaction would ultimately be consummated;

- the terms and conditions of the inducement agreements entered into by certain directors and officers of Kent which require such persons to vote in favor of the merger as discussed under "Other Agreements — Inducement Agreements" on page 70, including with respect to their impact on the likelihood that the transaction would ultimately be consummated;

- the presentation made by Credit Suisse First Boston at the meeting of the Kent board of directors on March 21, 2001, and Credit Suisse First Boston's opinion to the effect that, as of March 21, 2001, and based upon and subject to the procedures followed, assumptions made, matters considered and limitations on review described in its opinion, the exchange ratio in the merger agreement was fair to the holders of Kent common stock from a financial point of view;

• the role that certain members of Kent's current management would play in the management of the combined company, and the board's belief that this role would lead to increased shareholder value over the long-term; and

• the potential adverse consequences of the merger, including the challenges of combining Kent and Avnet and the related risk of not achieving the expected synergies and other benefits and of diverting management focus and resources from other strategic opportunities and operational matters for an extended period of time.

In view of the number and wide variety of factors considered in connection with its evaluation of the merger, and the complexity of these matters, Kent's board did not find it useful to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered. In addition, the Kent board did not undertake to make any specific determination as to whether any particular factor was favorable or unfavorable to the board of directors' ultimate determination or assign any particular weight to any factor, but rather conducted an overall analysis of the factors described above, including through discussions with and questioning of Kent's management and reviewing information received from, and engaging in discussions with and questioning, Kent's legal and financial advisors. In considering the factors described above, individual members of the board of directors may have given different weight to different factors. Kent's board of directors considered all these factors as a whole, and overall considered the factors to be favorable to, and to support, its determination.

In considering the recommendation of the Kent board, shareholders should be aware that certain officers and directors of Kent have interests in the proposed merger that are different from and in addition to the interests of Kent shareholders generally. The Kent board and special committee were aware of these potential conflicts of interests and considered them in approving the merger and merger agreement. See "Interests of Certain Persons in the Merger and Possible Conflicts of Interest" on page 50.

Rationale for Fixed Exchange Ratio. In agreeing to a fixed exchange ratio for the merger, the Kent board considered the merits of a collar or other adjustable exchange ratio. The board concluded, however, that a fixed exchange ratio was preferable under all the circumstances, despite the fact that the price of Avnet's common stock could decrease after announcement of the transaction. The material reasons for this decision are described below.

Given its view of the combined company's prospects, the Kent board concluded that the benefits to Kent's shareholders of owning a significant percentage of the combined company was more important than securing protection against near-term price movements in Avnet's common stock through a collar or other adjustable exchange ratio. While a fixed exchange ratio exposes Kent's shareholders to a decline in nominal value if the price of Avnet's stock falls in the period between announcement and closing, it also allows Kent's shareholders to benefit from the potential strength of the combination over time. The ultimate value of the combined company will be determined not by movements in Avnet's stock price between announcement and closing, but by the performance of the combined company over time. The Kent board concluded that concerns about near-term market fluctuations generally should not outweigh judgments about longer-term value.

Finally, the Kent board was interested in insulating the transaction, to the extent practical, from any uncertainty that might be generated by near-term market developments. In the board's judgment, near-term movements in market prices, or in the price of Avnet's common stock, are often unrelated to the fundamental financial and strategic factors supporting the transaction or to the longer-term value of the combination. Yet such movements in the context of a collar or other adjustable exchange ratio can create uncertainty with respect to the consummation of a transaction if the issuer is forced to issue more shares to compensate for near-term changes in nominal value. In fact, the existence of a collar or adjustable exchange ratio can aggravate an initial decline in an issuer's stock price because it could require the issuer to issue additional shares to the recipient shareholders. The avoidance of the uncertainty that can be created by a collar or adjustable exchange ratio was another important factor in the Kent board's decision to agree to a fixed exchange ratio.

Avnet's Reasons for the Merger; Recommendation of the Avnet Board of Directors

Avnet's goal is to provide the highest value relationships to its customers, suppliers, employees and shareholders globally. The Avnet board of directors believes that the Kent acquisition serves Avnet's objectives to each of these constituencies.

Avnet's customers will see new products and services available from Avnet as a result of the addition of Kent's data communication services to Avnet's global service offerings and the consolidation of Kent's components division with Avnet's interconnect, passive and electromechanical ("IP&E") business. Avnet's suppliers will now have access to the largest IP&E distributor in North America.

Avnet management believes that the combination of its employees with Kent employees will give the combined company a more highly skilled organization. The Kent employees include senior managers who are expected to fill leadership roles in the combined company.

Avnet management believes that Avnet's shareholders will benefit in a variety of ways. The Kent acquisition fits into Avnet's strategic plan to accelerate its earnings growth rate through increased product focus and specialization and to increase revenues that are less subject to the cyclicality of the semiconductor industry. In addition, Avnet management believes that significant cost savings and synergies will result from combining the companies, for example in consolidating their facilities and computer systems. The Kent acquisition will also strengthen Avnet's financial position by contributing strong earnings and operating cash flow which, coupled with Kent's strong balance sheet, will result in a favorable improvement in Avnet's debt to capital ratio and other credit data.

The Avnet board of directors has unanimously approved the merger agreement and recommends that Avnet shareholders vote FOR approval and adoption of the merger agreement.

Opinion of Kent's Financial Advisor

Credit Suisse First Boston has acted as Kent's financial advisor in connection with the merger. Kent selected Credit Suisse First Boston based on Credit Suisse First Boston's experience, expertise and reputation, and its familiarity with Kent's business. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

In connection with Credit Suisse First Boston's engagement, Kent requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to the holders of Kent common stock of the exchange ratio set forth in the merger agreement. On March 21, 2001 at a meeting of the board of directors of Kent held to evaluate the merger, Credit Suisse First Boston rendered to the board of directors of Kent an oral opinion, which opinion was confirmed by delivery of a written opinion dated March 21, 2001, to the effect that, as of that date and based on and subject to the matters described in the opinion, the exchange ratio was fair, from a financial point of view, to the holders of Kent common stock.

The full text of Credit Suisse First Boston's written opinion dated March 21, 2001 to the board of directors of Kent, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix D to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. Holders of Kent common stock are encouraged to, and should, read this opinion carefully and in its entirety. Credit Suisse First Boston's opinion is addressed to the board of directors of Kent and relates only to the fairness of the exchange ratio, from a financial point of view, to the holders of Kent common stock, does not address any other aspect of the merger or any related transaction and does not constitute a recommendation to any shareholder as to any matter relating to the merger. The summary of Credit Suisse First Boston's opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Credit Suisse First Boston reviewed certain publicly available business and financial information relating to Kent and Avnet, as well as the merger agreement and certain related documents including the amended and restated stock option agreement dated as of March 21, 2001 between Avnet and Kent and the amended and restated inducement agreements dated as of March 21, 2001 between Avnet and certain shareholders of Kent. Credit Suisse First Boston also reviewed certain other information, including financial forecasts, provided to or discussed with it by Kent and Avnet, and met with Kent's and Avnet's managements to discuss the business and prospects of Kent and Avnet. Credit Suisse First Boston also considered certain financial and stock market data of Kent and Avnet, and compared those data with similar data for other publicly held companies in businesses similar to Kent and Avnet. Credit Suisse First Boston also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant. Credit Suisse First Boston relied upon the views of Kent's and Avnet's managements concerning the business, operational and strategic benefits and implications of the merger, including financial forecasts provided to it by Kent and Avnet relating to the synergistic values and operating cost savings expected to be achieved through the combination of the operations of Kent and Avnet.

In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and has relied on its being complete and accurate in all material respects. With respect to the financial forecasts, Credit Suisse First Boston assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Kent's and Avnet's managements as to the future financial performance of Kent and Avnet and as to the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the merger. In addition, Credit Suisse First Boston relied upon, without independent verification, the assessment of the managements of Kent and Avnet as to (i) Kent's and Avnet's existing services, technology and products and validity of, and risks associated with, Kent's and Avnet's future services, technology and products, (ii) their ability to integrate the businesses of Kent and Avnet and (iii) their ability to retain key employees of Kent and Avnet. Kent informed Credit Suisse First Boston, and Credit Suisse First Boston assumed, that the merger will be treated as a tax-free reorganization for federal income tax purposes and accounted for as a pooling of interests in accordance with generally accepted accounting principles. In addition, Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Kent or Avnet. In connection with its engagement, Credit Suisse First Boston was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or a part of Kent. Credit Suisse First Boston's opinion does not address the relative merits of the merger as compared to other business strategies that might be available to Kent nor does it address Kent's underlying business decision to engage in the merger. Credit Suisse First Boston's opinion is necessarily based upon information available to it and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Credit Suisse First Boston did not express any opinion as to the actual value of Avnet common stock when issued to holders of Kent common stock pursuant to the merger or the prices at which Avnet common stock will trade at any time.

In preparing its opinion to the board of directors of Kent, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston's analyses described below is not a complete description of the analyses underlying Credit Suisse First Boston's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or the narrative description of the analyses could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse First Boston considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Avnet and Kent. No company, transaction or business used in Credit Suisse First Boston's analyses as a comparison is identical to Avnet or Kent or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involved complex considerations and judgments concerning financial and operating characteristics and other facts that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston's analyses and estimates are inherently subject to substantial uncertainty.

Credit Suisse First Boston's opinion and financial analyses was only one of many factors considered by the board of directors of Kent in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors of Kent or its management with respect to the merger or the exchange ratio.

The following is a summary of the material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion and reviewed with the board of directors of Kent at its meeting held on March 21, 2001. **The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse First Boston's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston's financial analyses.**

Common Stock Trading History. Credit Suisse First Boston examined the historical closing prices of Kent common stock from March 16, 2000 to March 19, 2001. During this time period, Kent common stock reached a high of $34.50 per share and a low of $13.50 per share and had an average price of $24.09 per share. Credit Suisse First Boston also examined the historical closing prices of Avnet common stock from March 16, 2000 to March 19, 2001. During this time period, Avnet common stock reached a high of $39.31 per share and a low of $17.50 per share and had an average price of $28.83 per share.

Comparable Publicly Traded Company Analysis. Credit Suisse First Boston analyzed the equity values and trading multiples of selected publicly traded companies in the electronics distribution industry that Credit Suisse First Boston believed were reasonably comparable to both Kent and Avnet. These comparable companies were:

- Arrow Electronics, Inc.

- Nu Horizons Electronics Corp.

- Pioneer-Standard Electronics, Inc.

- Reptron Electronics, Inc.

In examining these comparable companies, Credit Suisse First Boston calculated the enterprise value of each company as a multiple of its respective: (i) LTM revenue and projected calendar year 2001 revenue and (ii) LTM EBITDA and EBIT and projected calendar year 2001 EBITDA and EBIT. The enterprise value of a company is equal to the value of its fully-diluted common equity value plus debt and the liquidation value of outstanding preferred stock, if any, plus the value of minority interests, if any, minus cash and cash equivalents, including unconsolidated investments in other entities. LTM means the last twelve-month period for which financial data for the company at issue has been reported. EBITDA means earnings before interest expense, taxes, depreciation and amortization. EBIT means earnings before interest expense and taxes. Credit Suisse First Boston also calculated the trading price of each company's stock as a multiple of such company's projected calendar year 2001 and 2002 EPS. EPS means earnings per share. All historical data was derived from publicly available sources and all projected data was obtained from research analyst consensus estimates. Trading prices and equity values used in calculating the following ranges are as of March 19, 2001. All other data used in calculating enterprise value are as of December 31, 2000. Credit Suisse First Boston's analysis of the comparable companies yielded the following multiple ranges:

	Enterprise value/revenues		Enterprise value/EBITDA		Enterprise value/EBIT		Trading price/ earnings per share	
	LTM	CY2001P	LTM	CY2001P	LTM	CY2001P	CY2001P	CY2002P
High	0.43x	0.36x	6.3x	5.9x	9.4x	7.2x	7.5x	6.5x
Low	0.32x	0.30x	4.2x	3.5x	4.3x	3.5x	4.7x	4.0x
Mean	0.37x	0.32x	5.6x	4.8x	7.0x	5.7x	5.9x	5.0x
Median	0.37x	0.32x	6.0x	5.0x	7.2x	6.1x	5.6x	4.9x

Based on an analysis of this data and historical and projected results for comparable periods provided by Kent's management, Credit Suisse First Boston estimated a theoretical value per share of Kent common stock ranging from approximately $13.00 to approximately $18.00. Based on an analysis of this data and historical and projected results for comparable periods provided by Avnet's management, Credit Suisse First Boston estimated a theoretical value per share of Avnet common stock ranging from approximately $20.00 to approximately $31.00.

Based on these results, Credit Suisse First Boston derived implied exchange ratios ranging from approximately 0.419 to approximately 0.900 (which were obtained by dividing the lowest estimated valuation of Kent common stock by the highest estimated valuation of Avnet common stock, and by dividing the highest estimated valuation of Kent common stock by the lowest estimated valuation of Avnet common stock), compared to the proposed exchange ratio of 0.870.

Discounted Cash Flow Analysis. Credit Suisse First Boston performed a DCF analysis of the projected cash flows of Kent for the fiscal years ending March 31, 2002 through March 31, 2006, using projections and assumptions provided by the management of Kent. DCF means discounted cash flow. The DCFs for Kent were estimated using discount rates ranging from 11.0% to 13.0%, based on estimates related to the weighted average costs of capital of Kent, and terminal multiples of estimated EBITDA for Kent's fiscal year ending March 31, 2006 ranging from 4.5x to 6.5x. Based on this analysis, Credit Suisse First Boston estimated a theoretical value per share of Kent common stock ranging from approximately $28.00 to approximately $34.00

Credit Suisse First Boston also performed a DCF analysis of the projected cash flows of Avnet for the fiscal quarter ending June 30, 2001 through the fiscal quarter ending March 31, 2006, using projections and assumptions provided by the management of Avnet. The DCFs for Avnet were estimated using discount rates ranging from 10.5% to 12.5%, based on estimates related to the weighted average costs of capital of Avnet, and terminal multiples of estimated EBITDA for Avnet's projected twelve months ending March 31, 2006 ranging from 5.0x to 7.0x. Based on this analysis, Credit Suisse First Boston estimated a theoretical value per share of Avnet common stock ranging from approximately $32.00 to approximately $47.00.

Based on these results, Credit Suisse First Boston derived implied exchange ratios ranging from approximately 0.596 to approximately 1.063 (which were obtained by dividing the lowest estimated valuation of Kent common stock by the highest estimated valuation of Avnet common stock, and by dividing the highest estimated valuation of Kent common stock by the lowest estimated valuation of Avnet common stock), compared to the proposed exchange ratio of 0.870.

Contribution Analysis. Credit Suisse First Boston analyzed the relative contributions of Kent and Avnet to the pro forma combined company for the calendar year ended December 31, 2000 based on revenues, EBITDA, EBIT and net income, assuming no anticipated cost savings or related expenses. Credit Suisse First Boston also analyzed the respective contributions of each company's projected revenues, EBITDA, EBIT and net income, for the calendar year ending December 31, 2001 based on estimates provided by the managements of Kent and Avnet, assuming no anticipated cost savings or related expenses. The implied percent of equity value and implied exchange ratio in the table below denotes each respective company's share of pro forma equity and the resulting exchange ratio based on its contribution to enterprise value, accounting for the debt and cash as of December 31, 2000 contributed by each of Kent and Avnet, respectively:

	Kent implied % of equity value	Avnet implied % of equity value	Implied exchange ratio
Revenues			
CY 2000	14.4%	85.6%	0.546x
CY 2001P	15.0%	85.0%	0.569x
EBITDA			
CY 2000	18.6%	81.4%	0.731x
CY 2001P	18.0%	82.0%	0.703x
EBIT			
CY 2000	15.2%	84.8%	0.577x
CY 2001P	18.1%	81.9%	0.710x
Net Income			
CY 2000	9.7%	90.3%	0.352x
CY 2001P	13.1%	86.9%	0.489x

Based on these results, Credit Suisse First Boston derived implied exchange ratios ranging from approximately 0.500 to 0.725, compared to the proposed exchange ratio of 0.870.

Pro Forma Financial Impact Analysis. Using projections provided by the managements of Kent and Avnet, Credit Suisse First Boston, in its presentation to the Kent board of directors on March 21, 2001, compared the projected EPS of Avnet for the fiscal years ending June 30, 2001 and June 30, 2002 on a stand-alone basis to the projected pro forma EPS for fiscal years ending June 30, 2001 and June 30, 2002 of the combined company after the merger. Credit Suisse First Boston performed this analysis both assuming no synergies from cost savings and assuming $60 million in pre-tax synergies arising from cost savings projected by the managements of Kent and Avnet to arise from the merger. In making its pro forma analysis for the purposes of rendering its opinion, Credit Suisse First Boston relied only on the pro forma financial analysis for the fiscal year ending June 30, 2002, which is projected to be the first full fiscal year following the merger. This analysis showed that the merger would be expected to have the following effects:

	EPS without synergies	EPS with synergies
FY 2001	12.0% dilutive	1.9% dilutive
FY 2002	9.3% dilutive	1.0% dilutive

Miscellaneous. Kent has agreed to pay Credit Suisse First Boston for its financial advisory services in connection with the merger a fee that is customary in transactions of this nature, a substantial portion of which is contingent upon the consummation of the merger. Kent also has agreed to reimburse Credit Suisse First Boston for its reasonable out-of-pocket expenses, including fees and expenses of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Credit Suisse First Boston and its affiliates have in the past performed certain investment banking services for Kent and Avnet and have received customary fees for those services. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Kent and Avnet for their own accounts and for the account of customers and, accordingly, may at any time hold long or short positions in such securities.

Opinion of Avnet's Financial Advisor

Avnet retained Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as its financial advisor in connection with the proposed merger. On March 21, 2001, Merrill Lynch delivered to the Avnet board of directors an oral opinion, subsequently confirmed by delivery of a written opinion dated March 21, 2001, to the effect that, as of that date, and based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio was fair, from a financial point of view, to Avnet.

The full text of Merrill Lynch's opinion, dated March 21, 2001, which sets forth the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch, is attached as Appendix E to this document and is incorporated into this document by reference. The summary of Merrill Lynch's opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Avnet shareholders are urged to read the opinion carefully in its entirety.

Merrill Lynch's opinion was addressed to the Avnet board of directors for its information and is directed only to the fairness, from a financial point of view, of the exchange ratio to Avnet, does not address any other aspect of the merger, including the merits of the underlying decision by Avnet to engage in the merger, and does not constitute a recommendation to any Avnet shareholder as to how the shareholder should vote as to any matter relating to the merger.

In preparing its opinion to the Avnet board of directors, Merrill Lynch performed a variety of financial and comparative analyses, including those described below. The summary set forth below does not purport to be a complete description of the analyses underlying Merrill Lynch's opinion or the presentation made by Merrill Lynch to the Avnet board of directors. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information presented in tabular format, without considering all of the analyses and factors or the narrative description of the analyses, would create a misleading or incomplete view of the process underlying its opinion.

In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, Avnet or Kent. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, Merrill Lynch's opinion was among several factors taken into consideration by the Avnet board of directors in making its determination to approve the merger agreement and the merger. Consequently, Merrill Lynch's analyses should not be viewed as determinative of the decision of the Avnet board of directors or Avnet's management with respect to the fairness of the exchange ratio set forth in the merger agreement.

In arriving at its opinion, Merrill Lynch, among other things, did the following:

(1) reviewed publicly available business and financial information relating to Avnet and Kent that Merrill Lynch deemed to be relevant;

(2) reviewed information, including financial forecasts, relating to the business, earnings, cash flows, assets, liabilities and prospects of Avnet and Kent, as well as the amount and timing of potential cost savings and related expenses and potential revenue synergies expected to result from the merger furnished to or discussed with Merrill Lynch by Avnet and Kent;

(3) conducted discussions with members of senior management and representatives of Avnet and Kent concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects both before and after giving effect to the merger and potential cost savings and related expenses and potential revenue synergies expected to result from the merger;

(4) reviewed the market prices and valuation multiples for Avnet's common stock and Kent's common stock and compared them with those of publicly traded companies that Merrill Lynch deemed to be relevant;

(5) reviewed the results of operations of Avnet and Kent and compared them with those of publicly traded companies that Merrill Lynch deemed to be relevant;

(6) compared the proposed financial terms of the merger with the financial terms of other transactions that Merrill Lynch deemed to be relevant;

(7) participated in discussions and negotiations among representatives of Avnet and Kent and their respective financial and legal advisors;

(8) reviewed the potential pro forma impact of the merger;

(9) reviewed the merger agreement; and

(10) reviewed other financial studies and analyses and took into account other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by Merrill Lynch or publicly available, and did not assume any responsibility for independently verifying such information and Merrill Lynch did not undertake an independent evaluation or appraisal of any of the assets or liabilities of Avnet or Kent, and was not furnished with any evaluations or appraisals. In addition, Merrill Lynch did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of Avnet or Kent. With respect to the financial forecast information and the information concerning potential cost savings and related expenses and potential revenue synergies expected to result from the merger furnished to or discussed with Merrill Lynch by Avnet or Kent, Merrill Lynch assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the managements of Avnet or Kent as to the expected future financial performance of Avnet or Kent, as the case may be, and the potential cost savings and related expenses and potential revenue synergies expected to result from the merger. Merrill Lynch further assumed that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.

Merrill Lynch's opinion is necessarily based upon market, economic and other conditions as they existed on, and on the information made available to Merrill Lynch as of, the date of the opinion. Merrill Lynch did not express any opinion as to the prices at which the Avnet common stock will trade subsequent to the merger. Although Merrill Lynch evaluated the fairness, from a financial point of view, of the exchange ratio, Merrill Lynch was not requested to, and did not, recommend the specific consideration payable in the merger, which consideration was determined through negotiations between Avnet and Kent and approved by the Avnet board of directors. No other limitation was imposed on Merrill Lynch with respect to the investigations made or procedures followed by Merrill Lynch in rendering its opinion.

Financial Analysis. The following is a summary of the material analyses performed by Merrill Lynch in connection with its opinion to the Avnet board of directors dated March 21, 2001. **Some of the financial analyses summarized below include information presented in tabular format. In order to understand fully Merrill Lynch's financial analyses, the tables must be read together with the text of the summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and**

assumptions underlying the analyses, could create a misleading or incomplete view of Merrill Lynch's financial analyses.

Selected Companies Analysis

Merrill Lynch compared financial, operating and stock market data of Avnet and Kent to corresponding data of the following selected publicly traded companies:

- Arrow Electronics, Inc.

- Avnet, in the analysis of Kent

- Kent, in the analysis of Avnet

- Pioneer Standard Electronics, Inc.

Merrill Lynch reviewed enterprise value, calculated as equity market value, plus total debt, preferred stock and minority investments, less cash and cash equivalents, of the selected companies as a multiple of earnings before interest and taxes, commonly referred to as EBIT, earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, and price as a multiple of earnings per share, in each case for estimated fiscal year 2001. All multiples were based on closing stock prices on March 16, 2001. Estimated financial data for the selected companies were based on publicly available research analysts' estimates. Merrill Lynch then applied a range of selected multiples for the selected companies to estimates of the corresponding financial data for Avnet and Kent, which were provided by the managements of Avnet and Kent, respectively, and, in the case of Kent, both before and after taking into account potential cost savings and related expenses and potential revenue synergies expected to result from the merger. This analysis indicated an implied equity reference range for Avnet of approximately $13.00 to $25.25 per share and an implied equity reference range for Kent of approximately $9.75 to $29.75 per share.

Merrill Lynch then compared the implied per share equity reference ranges for Avnet and Kent described above in order to derive an implied exchange ratio reference range for Avnet and Kent. This analysis indicated an implied exchange ratio reference range of approximately 0.400x to 1.250x.

None of the selected companies is identical to Avnet or Kent. Accordingly, an analysis of the results of the selected companies analysis involves complex considerations of the selected companies and other factors that could affect the public trading value of Avnet, Kent and the selected companies.

Discounted Cash Flow Analysis

Avnet. Merrill Lynch estimated the present value of the stand-alone, unlevered, after-tax free cash flows that Avnet could produce over the fiscal years 2001 through 2006 based on estimates of the management of Avnet. Ranges of terminal values were derived using multiples of estimated fiscal year 2007 EBITDA of 4.0x to 6.0x. The free cash flows and terminal values were then discounted to present value using discount rates of 9.0% to 11.0%. This analysis indicated an implied equity reference range for Avnet of approximately $21.00 to $51.50 per share.

Kent. Merrill Lynch estimated the present value of the stand-alone, unlevered, after-tax free cash flows that Kent could produce over the fiscal years 2001 through 2006 based on two scenarios. The first scenario was based on estimates of the management of Kent. The second scenario was based on estimates of the management of Kent, which were adjusted to assume achievement of only 75% of the growth targets estimated by the management of Kent and selling, general and administrative expenses margins as a percentage of revenue equal to fiscal year 2002 levels. In addition, each of the scenarios were analyzed both before and after taking into account potential cost savings and related expenses, potential revenue synergies and severance costs expected to result from the merger. Ranges of terminal values were derived using multiples of estimated fiscal year ending 2007 EBITDA of 4.0x to 6.0x. The free cash flows and terminal values were then discounted to present value using discount rates of 10.0% to 14.0%. This analysis indicated the following approximate implied per share equity reference ranges for Kent:

Implied Per Share Equity Reference Ranges

Scenario I	Scenario II
$28.50 to $61.00	$14.00 to $36.75

Merrill Lynch then compared the implied per share equity reference ranges for Avnet and Kent described above in order to derive an implied exchange ratio reference range for Avnet and Kent. This analysis indicated implied exchange ratio reference ranges of 0.900x to 1.720x based on scenario I and 0.435x to 1.050x based on scenario II.

Selected Merger and Acquisition Analysis

Using publicly available information, Merrill Lynch analyzed, among other things, the purchase prices and implied transaction multiples paid or proposed to be paid in the following selected transactions:

Acquiror	Target
• Arrow Electronics, Inc.	• Bell Industries, Inc.'s Electronics Distribution Group
• Arrow Electronics, Inc.	• Premier Farnell Corporation's Volume Distribution Business
• Arrow Electronics, Inc.	• Richey Electronics, Inc.
• Arrow Electronics, Inc.	• Wyle Electronics (Veba Electronics Group)
• Avnet	• EBV Group (Veba Electronics Group)
• Avnet	• Marshall Industries
• Bell Industries, Inc.	• Milgray Electronics, Inc.
• Marshall Industries	• Sterling Electronics Corporation
• Veba Electronics Group	• Wyle Electronics

Merrill Lynch reviewed enterprise values of the selected transactions as multiples of latest twelve months sales, EBITDA and EBIT and equity values as multiples of latest twelve months net income. Merrill Lynch then applied a range of selected multiples derived from the selected transactions to estimated fiscal year 2001 sales, EBITDA, EBIT and net income for Kent. All multiples for the selected transactions were based on financial information available at the time of the announcement of the relevant transaction. Estimated financial data for Kent was based on estimates provided by the management of Kent. This analysis indicated an implied equity reference range for Kent of approximately $17.25 to $24.40 per share.

No company or transaction used in the selected merger and acquisition analysis is identical to Avnet, Kent or the proposed merger. Accordingly, an analysis of the results of the selected merger and acquisition analysis involves complex considerations of the companies involved and the transactions and other factors that could affect the acquisition value of the companies and Kent.

Relative Contribution Analysis

Using estimated financial data for Avnet and Kent, Merrill Lynch analyzed the relative contributions of Avnet and Kent to the combined company's revenue, EBITDA and net income for fiscal years 2001 and 2002 after taking into account the relative capital structures of Avnet and Kent and after taking into account potential cost savings and related expenses and potential revenue synergies expected to result from the merger under two scenarios. The potential cost savings and related expenses and potential revenue synergies expected to result from the merger were credited to Kent on both a 50% basis and a 100% basis. Merrill Lynch then computed exchange ratios implied by the ownership percentages of Kent's stockholders in the combined company implied by Kent's relative contribution for each operational metric observed. This analysis indicated a mean implied exchange ratio reference range for Avnet and Kent of approximately 0.839x to 1.197x.

Pro Forma Merger Analysis

Merrill Lynch analyzed the potential pro forma effect of the merger on Avnet's estimated earnings per share, commonly referred to as EPS, in fiscal years 2001 and 2002, based on three scenarios. The first scenario, the street-to-street case, was based on publicly available research analysts' estimates. The second scenario, the modified street case, was based on publicly available research analysts' estimates of earnings per share for Avnet and Kent and estimates provided by the management of Avnet of the number of outstanding shares of Avnet common stock on a fully diluted basis. The third scenario, the management-to-management case, was based on estimates of earnings per share of Avnet and Kent provided by the managements of Avnet and Kent, respectively, and estimates provided by the management of Avnet of the number of outstanding shares of Avnet common stock on a fully diluted basis. In addition, each of the street-to-street case, the modified street case and the management-to-management case were analyzed under both the pooling of interests accounting rules and the proposed Financial Accounting Standards Board rules on accounting for business combinations. Based on the exchange ratio of 0.870x in the merger, this analysis indicated that, assuming pooling-of-interests accounting, the proposed merger could be accretive to Avnet's estimated earnings per share in fiscal year 2002 under the modified case and in fiscal years 2001 and 2002 under the management-to-management case. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Other Factors

In the course of preparing its opinion, Merrill Lynch also reviewed and considered other information and data, including the following:

- the trading characteristics of Avnet and Kent;

- historical market prices for Avnet common stock and Kent common stock over the last 52 weeks;

- the relative exchange ratio of Avnet common stock and Kent common stock over the last 52 weeks;

- historical and projected financial data for Avnet and Kent; and

- selected research analysts' reports for Kent, including stock price estimates of those analysts.

Miscellaneous

Pursuant to the terms of Merrill Lynch's engagement, Avnet has agreed to pay Merrill Lynch for its financial advisory services in connection with the merger a fee of $3.5 million, a significant portion of which is contingent upon the closing of the merger. Avnet also has agreed to reimburse Merrill Lynch for reasonable out-of-pocket expenses incurred by Merrill Lynch in performing its services and to indemnify Merrill Lynch and related persons and entities against liabilities, including liabilities under the federal securities laws, arising out of Merrill Lynch's engagement.

Avnet retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Merrill Lynch and its affiliates have in the past provided financial services to Avnet unrelated to the proposed merger, for which services Merrill Lynch and its affiliates have received compensation. Merrill Lynch acted as Avnet's financial advisor in connection with Avnet's October 1999 acquisition of Marshall Industries and its July 2000 acquisition of Savoir Technology Group, Inc. Merrill Lynch also acted as one of the underwriters in the public offering in February 2000 of Avnet's 7⅞% Notes due February 15, 2005, and in the public offerings in October 2000 of $325 million principal amount of Avnet's Floating Rate Notes due October 17, 2001, and $250,000,000 principal amount of 8.20% Notes due October 17, 2003. In addition, Merrill Lynch Capital Corporation, an affiliate of Merrill Lynch has been or continues to be one of the agents, arrangers, book managers or lenders under various credit facilities with Avnet. Merrill Lynch Capital

Corporation and its affiliates may serve in the same or similar capacities in the future under credit facilities with Avnet, and Merrill Lynch and its affiliates may engage in other general financing and banking transactions, including investment banking transactions, with Avnet.

In the ordinary course of business, Merrill Lynch and its affiliates may actively trade in the securities of Avnet and Kent for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Interests of Certain Persons in the Merger and Possible Conflicts of Interest

In considering the respective recommendations of the Kent board of directors and the Avnet board of directors, Kent shareholders and Avnet shareholders should be aware that certain members of Kent's senior management and board of directors have interests in the merger that are different from, or in addition to, the interests of Kent's shareholders generally. The members of the Kent board of directors and the Avnet board of directors knew about these additional interests, and considered them, when they approved the merger agreement.

Stock Options

Upon completion of the merger, Avnet will assume Kent's obligations under all of Kent's employee and director stock options, which will become options to purchase Avnet shares in a number and at an exercise price which will be adjusted to reflect the exchange ratio for the merger. See "The Merger Agreement — Covenants — Stock Options" on page 64. In addition, Avnet will, as promptly as practicable after the closing of the merger, register the Avnet shares issuable upon exercise of the options under the Securities Act to enable the holders of converted options to publicly sell any Avnet shares that they acquire by exercising their converted options.

Currently, the executive officers and directors of Kent and their children transferees are the holders of options to purchase an aggregate of 1,756,063 shares of Kent common stock at prices ranging from $7.25 to $40.13 per share. The following table sets forth information as to these Kent options and how they will be converted into Avnet options.

Name and position	Kent options		Avnet options	
	No. of Kent shares	Exercise price	No. of Avnet shares	Exercise price
Morrie K. Abramson — Chairman	500,000	$19.63	435,000	$22.57
	200,000	12.00	174,000	13.80
Larry D. Olson — Executive Officer and Director	52,500*	7.25	45,675	8.34
	20,000	17.13	17,400	19.69
	35,000	8.94	30,450	10.28
	200,000	12.00	174,000	13.80
	100,000	29.94	87,000	34.42
Frank M. Billone — Executive Officer	5,000	24.75	4,350	28.45
	30,000	20.19	26,100	23.21
	10,000	21.06	8,700	24.21
	10,000	8.94	8,700	10.28
	10,000	12.00	8,700	13.80
	10,000	21.63	8,700	24.87
Stephen J. Chapko — Executive Officer	26,250*	7.25	22,837	8.34
	11,250	7.25	9,787	8.34
	30,000	8.94	26,100	10.28
	10,000	12.00	8,700	13.80
	15,000	17.06	13,050	19.61

Name and position	Kent options		Avnet options	
	No. of Kent shares	Exercise price	No. of Avnet shares	Exercise price
Richard J. Hightower — Executive Officer..............	5,000	$17.13	4,350	$19.69
	10,000	20.19	8,700	23.21
	12,000	8.94	10,440	10.28
	10,000	12.00	8,700	13.80
	25,000	26.06	21,750	29.96
	25,000	17.06	21,750	19.61
David D. Johnson — Executive Officer................	22,500*	19.31	19,575	22.20
	2,500	19.31	2,175	22.20
	10,000	20.50	8,700	23.57
	12,000	8.94	10,440	10.28
	10,000	12.00	8,700	13.80
	5,000	27.25	4,350	31.33
Max S. Levit — Director	5,000	29.63	4,350	34.06
	5,000	36.00	4,350	41.38
	2,500	40.13	2,175	46.13
	8,000	12.00	6,960	13.80
	7,500	29.94	6,525	34.42
Leroy Morgan — Director	7,500	29.94	6,525	34.42
David Siegel — Director	5,000	29.63	4,350	34.06
	5,000	36.00	4,350	41.38
	2,500	40.13	2,175	46.13
	10,063	8.94	8,754	10.28
	8,000	12.00	6,960	13.80
	7,500	18.19	6,525	20.91
	7,500	29.94	6,525	34.42
John M. Stacy — Executive Officer	5,000	9.13	4,350	10.50
	2,500	12.00	2,175	13.80
	10,000	29.50	8,700	33.91
Richard C. Webb — Director.......................	5,000	29.63	4,350	34.06
	5,000	36.00	4,350	41.38
	2,500	40.13	2,175	46.13
	8,000	12.00	6,960	13.80
	7,500	18.19	6,525	20.91
	7,500	29.94	6,525	34.42
Mark A. Zerbe — Executive Officer	52,500*	7.25	45,675	8.34
	15,000	7.25	13,050	8.34
	20,000	17.13	17,400	19.69
	20,000	8.94	17,400	10.28
	10,000	12.00	8,700	13.80
	25,000	17.06	21,750	19.61

Name and position	Kent options		Avnet options	
	No. of Kent shares	Exercise price	No. of Avnet shares	Exercise price
Alvin L. Zimmerman — Director	5,000	$29.63	4,350	$34.06
	5,000	36.00	4.350	41.38
	2,500	40.13	2,175	46.13
	8,000	12.00	6,960	13.80
	7,500	29.94	6,525	34.42
Karl Zoldan — Executive Officer.....................	10,000	8.94	8,700	10.28
	3,000	8.94	2,610	10.28
	2,000	8.94	1,740	10.28
	2,500	12.00	2,175	13.80
	10,000	29.50	8,700	33.91

* As provided in the option agreement under which this currently unvested option was granted, at the effective time of the merger, the vesting of this option will automatically accelerate, so that it thereafter will be fully vested and exercisable. See also "— Agreements with Management" below.

Agreements with Management

Morrie K. Abramson, a co-founder and the chairman of the board of Kent and until June 29, 2000, its chief executive officer, retired as an employee on March 31, 2001, and pursuant to his employment agreement with Kent, effective April 1, 2001, he became entitled to receive an annual retirement benefit in the amount of $852,000 per year, subject to annual cost of living adjustments based on the consumer price index. This benefit is payable to Mr. Abramson, his wife or his estate until the last to occur of April 1, 2016, his death and the death of his wife if she is married to him at the time of his death. The employment agreement has been amended, with Avnet's consent, to provide that, concurrently with the closing of the merger, Kent will pay to Mr. Abramson a lump sum of $25,068,000. Kent and Mr. Abramson have agreed that this lump sum payment will fully discharge Kent's obligation to Mr. Abramson with respect to his retirement benefit. The $25,068,000 represents the sum of (a) the estimated amount sufficient to purchase an annuity contract that would provide the after-tax equivalent of the retirement benefit, based on a 5% assumed annual increase in the consumer price index, and (b) the estimated amount of federal and state income taxes payable on the amount described in (a).

In addition, effective April 1, 2001, Mr. Abramson began to receive compensation under a consulting agreement with Kent. This agreement provides that during a term beginning April 1, 2001, and ending April 1, 2006, or sooner as otherwise provided, he will receive a consulting fee from Kent at the annual rate of $250,000. When the consulting agreement terminates, Mr. Abramson, his wife or his estate would be entitled to continue receiving an annuity in the amount of $250,000 per year, subject to cost of living adjustments based on the consumer price index, until the last to occur of (1) fifteen years after termination, (2) his death and (3) the death of his wife if she is married to him at the time of his death. The consulting agreement will be terminated concurrently with the merger, and in accordance with the early termination provisions of the consulting agreement, as amended with Avnet's consent, Kent will pay to Mr. Abramson a lump sum of $6,092,000, which Kent and Mr. Abramson have agreed will fully discharge Kent's obligation to Mr. Abramson with respect to the above annuity. The $6,092,000 represents the sum of (a) the estimated amount sufficient to purchase an annuity contract that would provide the after-tax equivalent of the $250,000 annuity amount, based on a 5% assumed annual increase in the consumer price index, plus (b) the estimated amount of federal and state income taxes payable on the amount described in (a), less (c) $1,250,000 as agreed between Mr. Abramson and Avnet.

Kent shareholder approval of the merger would be a "change in control" of Kent as defined in Mr. Abramson's consulting agreement. Upon the termination of Mr. Abramson's consulting agreement in connection with the merger, Mr. Abramson would be entitled, under the terms of that agreement, to receive certain additional payments ("Additional Termination Payments") which in the aggregate are expected to equal approximately $22,910,000.

If Mr. Abramson is deemed to have received "excess parachute payments" as defined in Section 280G of the Internal Revenue Code with respect to any compensation payable to him under the consulting agreement, Kent will pay him an additional amount to the extent necessary to hold him harmless from the effects of any federal excise taxes imposed on "excess parachute payments." The payments to Mr. Abramson that may be subject to Section 280G include (1) the accelerated payment of his post-termination compensation under the consulting agreement, and (2) the Additional Termination Payments described above. Without giving consideration to any alternatives that might be available for mitigation of the effect of these excise taxes, Kent would be obligated to make a payment to Mr. Abramson of approximately $13,437,000.

To the extent that any payment required to be made to Mr. Abramson under the consulting agreement were treated as an excess parachute payment under Section 280G, neither the payment so made, nor any additional amount paid to Mr. Abramson to hold him harmless from the excise tax imposed on such payment, would be deductible by Kent for federal income tax purposes.

Mr. Abramson and his wife are entitled to receive lifetime health coverage from Kent for medical, dental and prescription drug expenses not covered by Medicare.

Avnet has entered into employment agreements with Larry D. Olson, Kent's chief executive officer and president, and Mark A. Zerbe, an executive vice president of Kent. These agreements are effective as of the effective time of the merger and will terminate on the second anniversary of the effective time unless terminated earlier for cause, except that in the case of Mr. Olson, his agreement will automatically renew for additional one year terms until either Avnet or Mr. Olson gives at least one year's advance notice of termination.

Mr. Olson will serve as president of a new specialty components division of Avnet's Electronics Marketing Group, which will include the former operations of Kent. Mr. Zerbe will serve as head of the Datacomm division of Avnet's Computer Marketing Group. The employment agreements provide for annual salary and incentive compensation aggregating not less than $600,000 for Mr. Olson and $450,000 for Mr. Zerbe.

The merger will be a "change in control" of Kent as defined in severance agreements between Kent and each of its executive officers Frank M. Billone, Stephen J. Chapko, Richard J. Hightower, David D. Johnson, Larry D. Olson, and Mark A. Zerbe. In general, these agreements provide that if after the merger any of these officers' employment is terminated for any reason, including death or retirement and with or without cause, the terminated officer would be entitled to a cash lump sum severance payment equal to the highest amount of his annual cash compensation (two times that amount in the case of Mr. Olson) during the five fiscal years preceding the year of the change in control. The merger agreement permits Kent to make these change in control payments to the abovenamed executive officers concurrently with the closing of the merger, even if their employment is not terminated. The estimated payments will be as follows: Mr. Billone — $433,572; Mr. Chapko — $1,153,522; Mr. Hightower — $1,104,496; Mr. Johnson — $815,000; Mr. Olson — $5,216,000; and Mr. Zerbe — $505,202. In addition, all unvested employee stock options held by any of these executive officers will immediately vest on the date of his termination after the merger. See "— Interests of Certain Persons in the Merger and Possible Conflicts of Interest — Stock Options" on page 50. Also, if a terminated officer is deemed to have received "excess parachute payments" as defined in Section 280G of the Internal Revenue Code with respect to his severance payment, Kent will pay the terminated officer an additional amount sufficient to pay all excise taxes applicable to the "excess parachute payments."

Indemnification; Directors' and Officers' Insurance

Avnet will at all times after the effective time of the merger indemnify each present and former Kent officer and director to the fullest extent permitted by Texas law and Kent's articles of incorporation and by-laws, against losses he or she incurs which arise out of or relate to service as an officer or director before the effective time. Avnet has also agreed that for six years after the effective time, it will maintain directors' and officers' liability insurance covering Kent's pre-merger officers and directors who are currently covered by Kent's existing policies, on terms substantially no less advantageous to them than Kent's existing insurance. See "The Merger Agreement — Covenants — Indemnification; Directors' and Officers' Insurance" on page 65.

Kent's Convertible Notes

In September and October 1997, Kent issued $207,000,000 of 4.5% Convertible Subordinated Notes due 2004 under the terms of an Indenture between Kent Electronics Corporation, as Issuer, and Texas Commerce Bank National Association, as Trustee, dated as of September 23, 1997. The notes are, at the holders' option, convertible into an aggregate of 4,179,285 shares of Kent common stock based on a conversion price of $49.53 per share, subject to adjustment in certain events. Interest is payable semi-annually on March 1 and September 1 of each year, and the Notes are redeemable at the option of the Company at a set redemption price (which is currently 101.93% of principal and will be 101.29% of principal beginning September 1, 2002, and 100.64% of principal beginning September 1, 2003), plus accrued interest.

As a result of the merger, Avnet will assume Kent's obligations under the notes in accordance with the terms of the indenture, and the notes will, at the holders' option, be convertible into an aggregate of 3,635,977 shares of Avnet common stock (the 4,179,285 shares of Kent common stock multiplied by the merger exchange ratio (0.87)) at a conversion price of $56.93 per share (the pre-merger conversion price of $49.53 divided by the merger exchange ratio).

Under the indenture, the merger will be a "change in control" and, therefore, will be a "repurchase event" that will entitle each holder of notes, at the holder's option, to require Avnet to repurchase all or a portion of such holder's notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest through the date of repurchase. Kent will be required to give note holders notice within 15 days after the occurrence of the repurchase event (that is, the closing of the merger), and the note holders may exercise their repurchase rights within 30 days after Kent gives the required notice. If all note holders were to exercise their repurchase right with respect to all of their notes, Avnet will be required to pay to the holders $207,000,000 plus accrued and unpaid interest through the date of repurchase.

Public Trading Markets

The Kent common stock is currently listed on the New York Stock Exchange under the symbol "KNT." Upon consummation of the merger, the Kent common stock will be delisted from the Exchange and deregistered under the Securities Exchange Act of 1934.

The Avnet common stock is currently listed on the New York Stock Exchange and the Pacific Exchange under the symbol "AVT" and will continue to be listed on both exchanges after the merger. See "Market Price and Dividend Information."

No Dissenters' Rights

Article 5.11 of the Texas Business Corporation Act provides that a shareholder of a Texas corporation may have the right to dissent from a plan of merger to which the corporation is a party if shareholder approval of the merger is required by Texas law and the shareholder was entitled to vote on the merger. Article 5.12 of the Texas Business Corporation Act provides a procedure under which a dissenting shareholder may receive the "fair value" in cash of his or her shares, either by agreement with the surviving corporation in the merger or as determined in a judicial proceeding. However, dissenters' rights are not available to shareholders (a) whose securities are listed on a national securities exchange or the Nasdaq National Stock Market or are held of record by not less than 2,000 holders, and (b) who are not required by the terms of the plan of merger or plan of exchange to accept for such shareholder's shares any consideration different from that provided to any other holder of shares of the same class, and any consideration other than (1) shares of a corporation that immediately after the merger or exchange will be part of a class or series of shares which are listed on a national securities exchange or approved for quotation as a national market security on an interdealer quotation system, or held of record by not less than 2,000 shareholders, and (2) cash in lieu of fractional shares otherwise entitled to be received. Because the Kent common stock is listed on the New York Stock Exchange, and because holders of Kent common stock will receive in the merger Avnet common stock, which is and after the merger will be listed on the New York Stock Exchange, and cash in lieu of fractional Avnet shares, holders of Kent common stock will not have dissenters' rights with respect to the merger.

Section 910 of the New York Business Corporation Law provides in general that in the case of a merger in which a New York corporation is a constituent corporation, shareholders entitled to vote on the merger have the right to dissent and to receive payment of the judicially determined fair value of their shares. However, such shareholders do not have dissenters' rights if, on the record date for the vote, their shares are listed on a national securities exchange or are designated as a Nasdaq National Stock Market security. Because the Avnet common stock was listed on the New York Stock Exchange and the Pacific Exchange on the record date for the Avnet special meeting, holders of Avnet common stock will not have dissenters' rights with respect to the merger.

Regulatory Approvals

Business combinations such as the merger may not be consummated until the acquiring entity and the entity to be acquired file certain information with the United States Department of Justice and the Federal Trade Commission (the "FTC") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and post-filing waiting period requirements have been satisfied. Avnet and Kent filed the required information and materials with the Department of Justice and the FTC with respect to the merger on April 10, 2001, and the required waiting period will expire at 11:59 p.m., Eastern time, on May 10, 2001, unless terminated at an earlier date by the FTC or the Department of Justice, or unless Avnet or Kent shall previously have received a request from either of them for additional information.

At any time before or after the effective time of the merger, notwithstanding the expiration of the Hart-Scott waiting period, the Department of Justice, the FTC, any state or a private person or entity could seek under federal or state antitrust laws to enjoin the merger or to cause Avnet to divest itself of all or part of Kent or of other Avnet businesses. Based on information available to them, management of Avnet and Kent believe that the merger can be effected in compliance with all applicable antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or that, if such a challenge is made, Avnet and Kent will prevail. The obligations of Avnet and Kent to consummate the merger are subject to the condition that no court or other governmental entity shall have instituted a proceeding seeking injunctive or other relief in connection with the merger and related transactions, and that there shall not be any judgment, decree, injunction, ruling or order of any court or other governmental entity that prohibits, restricts or delays consummation of the merger.

Avnet and Kent are not aware of any license or regulatory permit which is material to the business of Kent and which is likely to be adversely affected by the merger, or of any approval or other action by any state, federal or foreign government or governmental agency (other than the FTC and the Department of Justice pursuant to the Hart-Scott Act) that would be required prior to the merger.

Accounting Treatment

Avnet intends to account for the merger by the pooling-of-interests method of accounting. Under this method of accounting, the recorded assets and liabilities of Avnet and Kent will be carried forward at their recorded amounts to Avnet after the merger, income of Avnet after the merger will include the income of Avnet and Kent for the entire fiscal year in which the merger occurs, and the reported income of Avnet and Kent for prior periods will be combined and restated as income of Avnet after the merger. In the merger agreement, Kent represented that it has not taken or agreed to take any action, and agreed that it will take no action or fail to take any action, which would prevent the merger from qualifying for pooling-of-interests accounting treatment. See "— Resales of Avnet Shares by Affiliates of Kent" below. It is not a condition to the merger that Avnet be able to account for it as a pooling of interests, and accounting for the merger as a purchase rather than as a pooling of interests would not have a materially different effect on Avnet's post-merger financial condition or results of operations.

Surrender of Kent Share Certificates

Promptly after the effective time of the merger, Avnet's appointed exchange agent will send to each record holder of Kent common stock as of the effective time of the merger a letter of transmittal giving notice of the merger and containing instructions for surrendering Kent stock certificates in exchange for Avnet stock certificates. **You should not attempt to forward your Kent stock certificates to us until you receive the letter of transmittal.**

From and after the effective time, each Kent stock certificate will represent only the right to receive the number of Avnet shares fixed by the merger exchange ratio for each Kent share evidenced by that Kent certificate and a cash payment without interest in lieu of any fractional Avnet share. Dividends and other distributions payable on the Avnet shares after the effective time of the merger and before the exchange of certificates by any holder of Kent shares, together with any cash payment in lieu of a fractional Avnet share, will be remitted to such holder, without interest, only at the time that his or her Kent stock certificates are surrendered for exchange.

Resales of Avnet Shares by Affiliates of Kent

None of the Avnet shares received by the Kent shareholders in the merger will be subject to restrictions on resale or other transfer by them under the Securities Act of 1933, except that persons who are "affiliates" of Kent before the merger may resell the Avnet shares they receive in the merger only pursuant to an effective registration statement under the Securities Act or in transactions exempt from the registration requirements of the Securities Act by virtue of, for example, Rule 145 under the Securities Act. An affiliate of Kent is defined in Rule 144 under the Securities Act as a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Kent.

In general, under Rule 145, an affiliate of Kent, together with certain members of his or her immediate family, would be entitled, for a period of one year after the effective time of the merger, to sell Avnet shares received in the merger only through unsolicited "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. Additionally, (1) the number of Avnet shares received in the merger that an affiliate of Kent may sell within any three-month period during that one-year period may not exceed the greater of (a) one percent of the outstanding shares of Avnet common stock, and (b) the average weekly trading volume of the Avnet common stock during the four calendar weeks preceding such sale, and (2) Rule 145 would only be available for resales of Avnet shares by affiliates of Kent at a time when Avnet has filed with the Securities and Exchange Commission all periodic reports it is required to have filed under the Securities Exchange Act of 1934 (Forms 10-K, 10-Q and 8-K). After one year from the effective time, affiliates of Kent who are not affiliates of Avnet would be able to sell freely the Avnet shares received by them in the merger, subject only to the above-mentioned periodic reports requirement, which would continue to apply until two years after the effective time of the merger, at which time former affiliates of Kent who are not then affiliates of Avnet would be able to sell such Avnet shares without any restrictions.

Kent has agreed to identify to Avnet all persons who may be deemed affiliates of Kent for purposes of Rule 145, including all directors and executive officers of Kent, and has advised such persons of the resale restrictions imposed by applicable securities laws, including the SEC's Accounting Series Release No. 135 ("ASR 135"). Under accounting principles generally accepted in the United States, it is a general condition to the use of pooling-of-interests accounting for a business combination that the combination represents a sharing of rights and risks among the shareholders of the combining entities. ASR 135 and related interpretations of the SEC staff provide, in general, that this risk-sharing condition will be satisfied if no affiliate of either entity in a business combination sells (privately or publicly), or in any way reduces his risk relative to, any common shares received in the business combination (or common shares of either combining company held by an affiliate of either company) during the period beginning 30 days before the consummation of the business combination and ending at such time as financial results covering at least 30 days of post-merger combined operations have been published. An agreement entered into before the end of such post-merger period which requires the sale of shares after such period would preclude pooling treatment, as would any agreement to reduce the risk borne by an affiliate shareholder after the combination.

The SEC staff has interpreted ASR 135 to permit certain immaterial sales by affiliates. To be immaterial, (i) the sales by an affiliate must not be greater than 10 percent of that affiliate's pre-combination (or equivalent post-combination) shares, and (ii) the aggregate sales by all affiliates of a combining entity must not exceed the equivalent of one percent of that entity's pre-combination outstanding shares.

Kent agreed in the merger agreement to deliver to Avnet agreements from Kent's directors, executive officers and other affiliates that they will comply with the provisions of ASR 135 and related interpretations of the SEC staff. Avnet agreed in the merger agreement that it will use its reasonable best efforts to publish, no later than 15 days after the end of the first month after the effective time of the merger in which there are at least 30 days of post-merger combined operations, combined sales and net income data contemplated by and in accordance with ASR 135. Kent subsequently agreed to waive this publication requirement with the understanding that the publication of financial results for more than 30 days of post-merger combined operations will be satisfied for purposes of ASR 135 when Avnet publishes in October 2001 the financial results for its fiscal quarter ending September 28, 2001.

THE MERGER AGREEMENT

Terms of the Merger

At the effective time of the merger, Kent will merge into Avnet, the separate existence of Kent will cease, and Avnet will be the surviving corporation in the merger.

At the effective time of the merger,

- each share of Kent common stock then issued and outstanding and held by Kent or Avnet will be retired automatically,

- each other share of Kent common stock then issued and outstanding will be converted into the right to receive 0.87 of a share of Avnet common stock, and

- each share of Avnet common stock then issued and outstanding will remain an issued and outstanding share of Avnet common stock.

Fractional shares of Avnet common stock will not be issued to Kent shareholders pursuant to the merger agreement. Instead, holders of Kent common stock will receive an amount in cash (without interest) equal to (1) the fraction of a share of Avnet common stock to which the holder would otherwise be entitled, multiplied by (2) $25.84, the average of the closing prices of a share of Avnet common stock during the five trading days preceding March 21, 2001, the date of the merger agreement.

Closing; Effective Time of the Merger

The merger agreement provides that the closing of the merger will take place on the second business day after the day on which the last of the conditions to the merger set forth in the merger agreement is fulfilled or waived, unless Avnet and Kent agree to another time or date. On or as soon as practicable after the closing date, Avnet and Kent will deliver articles of merger to the Secretary of State of Texas and a certificate of merger to the New York Department of State. The merger will become effective when the Secretary of State of Texas will have issued a certificate of merger and the New York Department of State will have filed the New York certificate of merger, or such other time as is set forth in the Texas articles of merger and the New York certificate of merger.

Certificate of Incorporation and By-Laws of the Surviving Corporation

The merger agreement provides that the certificate of incorporation and by-laws of Avnet as in effect immediately before the effective time of the merger will continue after the effective time to be the certificate of incorporation and by-laws of Avnet as the surviving corporation in the merger, until such time, if ever, as they may be amended in accordance with New York law.

Directors and Officers of the Surviving Corporation

The merger agreement provides that the persons serving as directors and officers of Avnet immediately before the effective time of the merger will continue as the directors and officers of Avnet as the surviving corporation at and after the effective time of the merger.

Representations and Warranties

The merger agreement contains representations and warranties of Kent and Avnet, most of which are customary for agreements of this nature and some of which are qualified as to materiality or knowledge. Kent represents and warrants to Avnet, and Avnet represents and warrants to Kent, that, among other things,

- they (and Kent's subsidiaries) are corporations duly organized, validly existing and in good standing under the laws of the states where they are organized,

- Avnet, Kent and Kent's subsidiaries have the power and authority to carry on their businesses as now being conducted,

- Avnet and Kent have the power and authority to execute and deliver the merger agreement, and the power and authority, assuming that the shareholders of Kent and Avnet approve the merger agreement, to carry out their obligations under the merger agreement,

- the merger agreement is a valid, binding and enforceable obligation of Avnet and Kent,

- the execution and delivery of the merger agreement and, in the case of Kent, the option agreement and the inducement agreements described under the caption "Other Agreements" on page 68 and the performance of the transactions contemplated by the merger agreement and, in the case of Kent, the inducement agreements and option agreement, will not result in a default, breach, termination or violation of, or conflict with, their charters and by-laws or contracts to which they are parties, or violate or conflict with any law, rule or regulation to which they are subject,

- the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement will not result in the creation of any lien or other encumbrance on the assets of Kent, Kent's subsidiaries or Avnet, or result in any change in their rights or obligations under any material contract, except where the encumbrance or change would not reasonably be likely to have a material adverse effect on the business, financial condition or results of operations of Avnet or Kent,

- all consents and approvals required by any governmental entity or other person not a party to the merger agreement to permit the merger and other transactions contemplated by the merger agreement have been or will be obtained,

- the financial statements of Avnet and Kent have been prepared in accordance with generally accepted accounting principles and present fairly in all material respects the consolidated financial position and results of operations of Avnet and Kent as of the dates and for the periods indicated,

- Avnet and Kent have made on time all filings with the Securities and Exchange Commission required to be made after January 1, 2000, and such filings were, and future filings will be, prepared in compliance in all material respects with the requirements of federal securities laws, and were or will be materially accurate when filed,

- except as disclosed by Kent to Avnet or in Kent's SEC filings, there have been no events since April 1, 2000, which resulted in, or are likely to result in, a material adverse effect on the business, financial condition, results of operations or properties of Kent, and since June 30, 2000, there have been no events which have had or are likely to have a material adverse effect on the business, financial condition, results of operations or properties of Avnet, and

- there are no brokers, investment bankers or financial advisors entitled to compensation in connection with the transactions contemplated in the merger agreement other than those specified in the merger agreement.

Kent represents and warrants to Avnet as to the following matters, among others:

- the good standing of Kent and its subsidiaries as foreign corporations in jurisdictions other than their jurisdictions of incorporation,

- Kent's authorized, outstanding and reserved capital stock and its outstanding warrants and employee and director stock options,

- Kent's trade accounts receivable and inventory,

- tax matters,

- the compensation payable to Kent's officers and key employees,

- Kent's material contracts and principal customers and suppliers,

- its title to real property, intellectual property and other property,

- its employee benefits, employment agreements and labor matters,

- pending or threatened legal proceedings against Kent or any of its subsidiaries or to which any of them is a party,

- the validity and sufficiency of all licenses, franchises, permits and other governmental authorizations held by Kent and its subsidiaries that are used in Kent's business,

- the conduct of Kent's business being in compliance with applicable laws,

- Kent's insurance coverage,

- environmental matters,

- contracts between Kent and any of its directors, officers and affiliates other than employment related benefits agreements, and

- the absence of any action or intended action by Kent or any of its subsidiaries, and Kent's lack of knowledge of any fact or circumstances with respect to Kent or its subsidiaries, which would prevent the merger from being treated for financial reporting purposes as a pooling of interests in accordance with generally accepted accounting principles or the rules of the Securities and Exchange Commission.

Avnet represents and warrants to Kent as to the following matters, among others:

- Avnet's authorized, outstanding and reserved capital stock,

- the shares of Avnet common stock issuable in the merger being validly issued, fully paid and nonassessable and not subject to any pre-emptive or similar rights,

- the absence of judicial or administrative proceedings or investigations that if resolved adversely to Avnet would reasonably be likely to result in a materially adverse effect on the business, financial condition or results of operations of Avnet, or impair Avnet's ability to consummate the merger,

- the absence of any action or intended action by Avnet, and Avnet's lack of knowledge of any fact or circumstance, which would prevent the merger from being a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code,

- the validity and sufficiency of all licenses, franchises, permits and other governmental authorizations held by Avnet and its subsidiaries and material to Avnet's business,

- the conduct of Avnet's business being in compliance with applicable laws,

- tax matters,

- Avnet's employee benefit plans, and

- environmental matters.

Conditions to the Merger

The obligations of each of Kent and Avnet to effect the merger are subject to the fulfillment or waiver, at or before the effective time of the merger, of the following conditions, among others:

- the approval of the merger agreement by the shareholders of Kent and Avnet,

- receipt of all approvals required by any U.S. or foreign governmental entity, except where it is not reasonably likely that the failure to obtain such approval would have a material adverse effect on the business, financial condition or results of operations of Avnet and its subsidiaries taken as a whole or Kent and its subsidiaries taken as a whole,

- the absence of any pending governmental proceeding seeking injunctive or other relief in connection with the merger,

- the absence of any judgment, decree, injunction, ruling or order by any court or other governmental entity that prohibits, restricts or delays consummation of the merger,

- the absence of a Securities and Exchange Commission stop order suspending the effectiveness of the Form S-4 registration statement of which this proxy statement/prospectus is a part, and

- receipt by each of Avnet and Kent of an opinion of its counsel stating that the merger will be treated for United States federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, that each of Kent and Avnet will be a party to that reorganization within the meaning of Section 368(b) of the Code, and that Avnet and Kent will not recognize any gain in the merger. See "Material Federal Income Tax Consequences of the Merger" on page 71. However, this condition will be satisfied with respect to Avnet or Kent if counsel to the other delivers the required opinion, even if its counsel does not deliver the opinion.

The obligations of each of Avnet and Kent to effect the merger are also subject to the fulfillment or waiver by each of them of the following conditions:

- the representations and warranties of the other in the merger agreement must be true and correct in all material respects both as of the date of the merger agreement and on the closing date of the merger, except where the failure to be true and correct would not have a material adverse effect on the other,

- the other must have complied in all material respects with all covenants requiring compliance by it prior to the closing date of the merger, except where the failure to comply does not result in a material adverse effect on the other, or prevent the consummation of the transactions contemplated by the merger agreement, and

- from the date of the merger agreement, no event shall have occurred having or likely to have a material adverse effect on the other.

Kent's obligations to effect the merger are also subject to the condition that the New York Stock Exchange has approved for listing the shares of Avnet common stock distributable in the merger and upon exercise of the Kent stock options which Avnet is assuming. See "— Covenants — Stock Options" on page 64.

Covenants

Access to Information

Kent and Avnet have agreed to give each other's representatives reasonable access during normal business hours before the effective time of the merger to all its properties, books, records, documents, tax returns, personnel, auditors and counsel, and each of them will furnish promptly to the other all information concerning itself as the other may reasonably request, as well as all written communications it receives from or delivers to any governmental entity in respect of the transactions contemplated by the merger agreement.

Consents

Kent has agreed that it will use its commercially reasonable efforts to obtain all consents from the other parties to its material contracts, if necessary or appropriate to allow the consummation of the merger. Both Kent and Avnet agreed to use their commercially reasonable efforts to obtain all permits or approvals of any governmental entity required for the lawful consummation of the merger.

The Special Meetings

Avnet and Kent each agreed to take all action necessary in accordance with applicable laws, its charter documents and the policies of the New York Stock Exchange to convene and hold a meeting of its shareholders as promptly as practicable to consider and vote upon the merger agreement and all related matters, in each case subject to compliance by the directors of Kent and Avnet with their respective fiduciary duties as advised by counsel. Each of Kent and Avnet also agreed to recommend, through its board of directors, that its shareholders approve the merger agreement and related matters, and to use its best efforts to obtain such approval unless its board of directors determines in good faith, after receiving written advice from counsel, that such recommendation and best efforts would create a reasonable likelihood of a breach of the fiduciary duties of its board of directors to its shareholders under applicable law.

Conduct of Kent's Business before the Merger

Kent has agreed that before the effective time of the merger, unless Avnet otherwise agrees, among other things it will

- operate its business only in the ordinary course of business consistent with past practices,

- use its reasonable efforts to preserve its existing business organization, insurance coverage, rights, licenses or permits, advantageous business relationships, agreements and credit facilities,

- retain and keep available the services of its present officers, employees and agents,

- preserve the goodwill of its customers, suppliers and others having business relations with it, and

- timely pay all taxes when due in accordance with Kent's past practices.

Subject to compliance with applicable laws and existing contractual obligations, Kent and its subsidiaries will not before the effective time of the merger

- enter into any transaction or commitment, or dispose of or acquire any properties or assets, except purchases and sales of inventory in the ordinary course of business consistent with past practices,

- implement any new employee benefit plan or employment, compensatory or severance agreement,

- amend any existing employee benefit plan or employment agreement, except as required by law or the merger agreement,

- take any action that would be reasonably likely to jeopardize the continuance of any material supplier or customer relationship,

- make any change in the nature of their businesses and operations,

- enter into any transaction or agreement with their officers, director or affiliates,

- incur or agree to incur any obligation or liability for payment of more than $250,000 except transactions in the ordinary course of business,

- make any tax election or make any change in any method or period of accounting or any change in any accounting policy, practice or procedure,

- take or fail to take any action that would prevent, or would be reasonably likely to prevent, the merger from qualifying for pooling of interests accounting treatment, or

- amend their charter documents or by-laws.

Kent will not, before the effective time of the merger,

- declare or pay any dividend or make any other distribution in respect of its capital stock,

- split, combine or reclassify any shares of its capital stock, or issue, redeem or acquire any of its equity securities, options, warrants or convertible instruments except pursuant to existing contractual obligations and commitments, or

- grant any more options to purchase its common stock.

Conduct of Avnet's Business before the Merger

Avnet has agreed that before the effective time of the merger, unless Kent otherwise agrees, it will

- operate its business only in the ordinary course of business consistent with past practices,

- use its reasonable efforts to preserve its existing business organization, insurance coverage, rights, licenses or permits, advantageous business relationships, agreements and credit facilities,

- retain and keep available the services of its present officers, employees and agents, and

- preserve the goodwill of its customers, suppliers and others having business relations with it.

Avnet will not, before the effective time of the merger,

- amend its certificate of incorporation or by-laws,

- declare or pay any dividend or make any other distribution in respect of its capital stock, other than its regular quarterly cash dividend consistent with past practice, or

- split, combine or reclassify any shares of its capital stock, or redeem or acquire any of its equity securities, options, warrants or convertible instruments except pursuant to existing contractual obligations or employee benefit plans.

Agreement Not to Solicit Other Acquisition Proposals

Kent has agreed that it will not, nor will it authorize or permit any of its subsidiaries, or its or their officers, directors, employees, consultants, investment bankers, attorneys, accountants or other representatives or agents, directly or indirectly, to solicit, initiate or take any other action to facilitate knowingly any inquiries or the making of any proposal which is or may reasonably be expected to lead to an "acquisition proposal," or engage in any discussion or negotiations relating to an acquisition proposal, or accept any acquisition proposal. An acquisition proposal is any proposal or offer relating to

- any acquisition or purchase of all or a substantial part of the assets of Kent or any of its subsidiaries or more than 15% of any class of equity securities of Kent or any of its subsidiaries, or

- any tender offer or exchange offer that if consummated would result in any person or entity beneficially owning 15% or more of any class of equity securities of Kent or any of its subsidiaries, or

- a merger, consolidation or other business combination, a sale of all or substantially all the assets of Kent, or a recapitalization, liquidation or similar transaction involving Kent or any of its subsidiaries, other than the proposed business combination with Avnet.

However, Kent may comply with the Securities and Exchange Commission rule with respect to a response to a tender offer. Kent also may engage in discussions with a person other than Avnet who, without any solicitation or encouragement by Kent, seeks to initiate such discussions, and may furnish the person nonpublic information concerning Kent, if the person has made a bona fide acquisition proposal which the board of directors of Kent believes in good faith (after consultation with its financial advisor) is a "superior proposal," meaning that

- the proposal is reasonably capable of being completed, taking into account all relevant, legal, financial, regulatory and other aspects of the proposal and the source of its financing,

- the proposal would, if consummated, result in a transaction more favorable to the shareholders of Kent, from a financial point of view, than the transactions contemplated by the merger agreement with Avnet, and

- the person making the proposal has, or is reasonably likely to have or obtain, any necessary funds or customary commitments to provide any funds necessary to consummate the proposal;

and Kent's board of directors concludes in good faith that entering into discussions with, and furnishing nonpublic information to, the person may be necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable law. Kent may accept a superior proposal at any time before the closing of the merger with Avnet, provided that Kent terminates the merger agreement.

Stock Options

Currently, there are outstanding options to purchase an aggregate of 2,276,780 shares of Kent common stock at prices ranging from $7.25 to $40.13 per share under its employee and director stock option plans and agreements. At the effective time of the merger, Avnet will assume Kent's obligations under all these options then outstanding, which will automatically become options to purchase Avnet shares. The exercise price per share of Avnet common stock issuable upon exercise of each such Avnet option will be equal to the per share exercise price of the related Kent option divided by the exchange ratio for the conversion of Kent common stock in the merger (0.87), and the number of shares of Avnet common stock issuable upon exercise of each such Avnet option will be equal to the number of shares of Kent common stock that could have been acquired under the related Kent option multiplied by the exchange ratio. See "The Merger — Interests of Certain Persons in the Merger and Possible Conflicts of Interest" on page 50 for information about the options held by Kent's directors and executive officers.

Kent has agreed not to take any action before the merger to accelerate the vesting of any of its outstanding employee and director stock options.

Warrants

Currently, there are warrants to purchase an aggregate of 300,000 shares of Kent common stock at a price of $22.8125 per share. At the effective time of the merger, each such warrant will be converted into a right to acquire shares of Avnet common stock. The exercise price per share of Avnet common stock issuable upon exercise of each such warrant will be equal to $26.22, which is the per share exercise price of the warrant before the effective time ($22.8125) divided by the exchange ratio for the conversion of Kent common stock in the merger (0.87), and the number of shares of Avnet common stock issuable upon exercise of each such warrant will be 261,000, which is the number of shares of Kent common stock that could have been acquired under such warrant before the effective time multiplied by the merger exchange ratio.

Avnet Benefit Plans

When the merger is completed, the business of Kent will be combined with the business of Avnet, and the former Kent employees will be offered employee benefits which, in the aggregate, are no less favorable to them than those Avnet currently provides to its own employees. If an Avnet employee's eligibility to participate in an Avnet benefit plan, or the vesting of benefits under a plan, is based on the employee's period of service with Avnet, a Kent employee that becomes an Avnet employee as a result of the merger will receive credit for his or her period of service with Kent before the merger as if such service had been for Avnet.

Indemnification; Directors' and Officers' Insurance

At all times after the effective time of the merger, Avnet will indemnify all present and former directors and officers of Kent to the maximum extent permitted by Texas law and Kent's current articles of incorporation and by-laws, against all losses, claims, liabilities, judgments, and amounts paid in settlement with Avnet's and Kent's approval, in connection with any actual or threatened claim, action, suit, proceeding or investigation arising out of or pertaining to any alleged action or omission of such directors and officers before the effective time of the merger. Also,

- Avnet will pay or reimburse, to the maximum extent permitted by Texas law, expenses incurred by these directors and officers in advance of the final disposition of any such action or proceeding, and

- Avnet will maintain directors' and officers' liability insurance for six years after the effective time of the merger covering Kent's current officers and directors on terms substantially no less advantageous to them than Kent's existing insurance.

Also, see "The Merger — Interests of Certain Persons in the Merger and Possible Conflicts of Interest — Indemnification; Directors' and Officers' Insurance" on page 54 and "Comparison of Avnet and Kent Shareholder Rights — Indemnification of Directors and Officers" on page 92.

Termination

The merger agreement may be terminated at any time before the effective time of the merger, whether before or after approval by Kent's shareholders or Avnet's shareholders, by the mutual written consent of Kent and Avnet. It may also be terminated by either Kent or Avnet without the consent of the other if

- any court or other governmental entity has issued a final, non-appealable order prohibiting the consummation of any of the transactions contemplated by the merger agreement, or

- the merger has not been completed by September 30, 2001, and the party seeking termination has not failed to perform or observe in any material respect any of its covenants and agreements in the merger agreement, or

- the Kent shareholders or the Avnet shareholders do not approve the merger agreement, or

- the terminating party is not in material breach of any provision of the merger agreement in a manner that has or is reasonably likely to have a material adverse effect on the terminating party, and the non-terminating party has materially breached any provision of the merger agreement in a manner which has or is reasonably likely to have a material adverse effect on the non-terminating party, or which may reasonably be expected to prevent or materially delay the merger.

Kent may terminate the merger agreement without the consent of Avnet

- if the board of directors of Avnet has withdrawn, modified or changed its approval or recommendation of the merger agreement or the merger in a manner adverse to Kent, or has resolved to do so, or

- for the purpose of entering into an agreement for a "superior proposal." See "Covenants — Agreement Not to Solicit Other Acquisition Proposals" on page 63.

Avnet may terminate the merger agreement without the consent of Kent if

- the board of directors of Kent has withdrawn, modified or changed its approval or recommendation of the merger agreement or the merger in a manner adverse to Avnet, or has resolved to do so, or

- Kent's board of directors has approved or recommended a "superior proposal," or

- Kent's board of directors has without Avnet's written consent redeemed Kent's preferred share purchase rights attached to the Kent common stock, or amended its shareholder rights plan, for any reason other than (1) to facilitate the transactions contemplated by the merger agreement, or (2) following termination of the merger agreement by Kent for the purpose of entering into an agreement with a person that has made a superior proposal. See "Description of Kent Capital Stock — Shareholder Rights Plan" on page 81.

If the merger agreement is terminated as described above, the merger agreement will become void, without any liability on the part of Avnet and Kent to each other or to the shareholders of each other; however, the termination will not relieve

- the obligations of Kent and Avnet to indemnify the other party for liabilities based on material misstatements or omissions in the registration statement of which this proxy statement/prospectus is a part, or

- the obligations of Kent and Avnet to keep confidential all non-public information disclosed by the other in connection with the transactions contemplated by the merger agreement, or

- the obligation of Kent or Avnet to pay a termination fee (see below).

Also, if the merger agreement is terminated by either Avnet or Kent if the terminating party is not in material breach of any provision of the merger agreement in a manner that has or is reasonably likely to have a material adverse effect on the terminating party, and the non-terminating party has materially breached any provision of the merger agreement in a manner that has or is reasonably likely to have a material adverse effect on the non-terminating party, or which may reasonably be expected to prevent or materially delay the merger, then the terminating party may exercise any and all rights or remedies available at law or in equity for losses to the terminating party, and for damages, including expenses which the terminating party incurred in connection with the merger agreement and the transactions contemplated in the merger agreement.

Termination Fees and Expenses

Whether or not the merger is consummated, each of Avnet and Kent will pay its own expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement.

Kent will pay Avnet $1,000,000 in cash if either Avnet or Kent terminates the merger agreement because the Kent shareholders do not approve the merger agreement. Kent will also pay to Avnet $30,000,000 in cash, less any previous payment of the $1,000,000 and any amounts that Avnet recovers from Kent in litigation for a material breach by Kent of the merger agreement, if

- Avnet terminates the merger agreement because the board of directors of Kent has withdrawn, modified or changed its approval or recommendation of the merger agreement or the merger in a manner adverse to Avnet, or has resolved to do so, or

- Avnet terminates the merger agreement because Kent's board of directors has approved or recommended a "superior proposal," or

- Avnet terminates the merger agreement because Kent's board of directors has without Avnet's written consent redeemed Kent's preferred share purchase rights or amended its shareholder rights plan for any reason other than (1) to facilitate the transactions contemplated by the merger agreement, or (2) following termination of the merger agreement by Kent for the purpose of entering into an agreement with a person that has made a superior proposal, or

- Kent terminates the merger agreement for the purpose of entering into an agreement with a person that has made a "superior proposal," and within one year of the termination date, Kent consummates a transaction or series of transactions with the person submitting the superior proposal, or with any affiliate of that person, and in the transaction more than 50% of Kent's common stock or a majority of Kent's assets are transferred to such person or any of its affiliates, or

- any person successfully acquires more than 50% of Kent's common stock, or Kent enters into a written agreement with any person other than Avnet that has made or in the future makes an "acquisition proposal," and consummates a transaction or series of transactions with that person or any of its affiliates and in the transaction more than 50% of Kent's common stock or a majority of Kent's assets are transferred to such person or its affiliates, if such transaction is consummated or the acquisition occurs within one year following termination of the merger agreement

    (a) by Kent because the merger was not completed by September 30, 2001, and Kent had not failed to perform or observe in any material respect any of its covenants and agreements in the merger agreement, or

    (b) by Kent because the Kent shareholders did not approve the merger agreement, or

    (c) by Avnet, at a time when Avnet was not in material breach of any provision of the merger agreement in a manner that had or was reasonably likely to have a material adverse effect on Avnet, and Kent had materially breached any provision of the merger agreement in a manner that had or was reasonably likely to have a material adverse effect on Kent, or which was reasonably expected to prevent or materially delay the merger.

Avnet will pay Kent $1,000,000 in cash if either Avnet or Kent terminates the merger agreement because the Avnet shareholders do not approve the merger agreement. Avnet will also pay Kent $30,000,000, less any previous payment of the $1,000,000 and any amounts that Kent recovers from Avnet in litigation for a material breach by Avnet of the merger agreement, if Kent terminates the merger agreement because the board of directors of Avnet has withdrawn, modified or changed its approval or recommendation of the merger agreement or the merger in a manner adverse to Kent, or has resolved to do so.

Amendments, Extension and Waivers

Avnet and Kent may amend the merger agreement in writing at any time before or after the Avnet shareholders and the Kent shareholders approve the merger agreement. However, after approval of the merger agreement by the Kent shareholders, the merger agreement cannot be amended in any way that would under Texas law require further approval of the Kent shareholders or Avnet shareholders unless such further approval is obtained.

At any time before the effective time of the merger, Kent or Avnet may extend the time for the performance of any of the obligations or other acts of each other, waive any inaccuracies in the representations and warranties of each other contained in the merger agreement or in any document delivered pursuant to the merger agreement, or waive compliance by each other with any of the agreements or conditions contained in the merger agreement. Any agreement of extension or waiver must be in writing.

OTHER AGREEMENTS

Kent Option

At the time when Avnet and Kent executed and delivered the merger agreement, they also entered into an amended and restated stock option agreement under which Kent granted Avnet an option (the "Kent Option") to purchase up to 2,863,474 shares of Kent common stock, representing about 10% of the currently issued and outstanding Kent common stock, at an exercise price of $22.48 per share, subject to customary anti-dilution adjustments and payable in cash or by a seven-year senior subordinated Avnet note. The exercise price is equal to the average of the closing prices of a share of Avnet common stock during the five trading days immediately preceding the date of the merger agreement, multiplied by 0.87, the exchange ratio of Kent common stock into Avnet common stock in the merger. Avnet may exercise the Kent Option only after

- any person unaffiliated with Avnet or Kent publicly announces an intention to acquire more than a majority of the outstanding shares of Kent common stock prior to the termination of the merger agreement, or

- Kent terminates the merger agreement for the purpose of entering into a "superior proposal," or

- Avnet terminates the merger agreement because

  (a) Kent's board of directors has withdrawn, modified or changed its approval or recommendation of the merger agreement or the merger in a manner adverse to Avnet, or has resolved to do so, or

  (b) Kent's board of directors has approved or recommended a "superior proposal," or

  (c) Kent's board of directors has without Avnet's written consent redeemed Kent's preferred share purchase rights or amended its shareholder rights plan for any reason other than (1) to facilitate the transactions contemplated by the merger agreement, or (2) following termination of the merger agreement by Kent for the purpose of entering into an agreement with a person that has made a superior proposal, or

- Either

  (a) Kent terminates the merger agreement because (1) the merger is not consummated by September 30, 2001, and Kent has not failed to perform or observe in any material respect any of its covenants and agreements in the merger agreement, or (2) the Kent shareholders did not approve the merger agreement, or

  (b) Avnet terminates the merger agreement when it is not in material breach of any provision of the merger agreement in a manner that has or is reasonably likely to have a material adverse effect on Avnet, because Kent has materially breached any provision of the merger agreement in a manner that has or is reasonably likely to have a material adverse effect on Kent, or which may reasonably be expected to prevent or materially delay the merger,

  and within one year following the termination of the merger agreement, any person other than Avnet successfully acquires more than 50% of the Kent common stock, or Kent enters into a written agreement with any person other than Avnet that has made or in the future makes an "acquisition proposal," and consummates a transaction or series of transactions with that person in which more than a majority of the Kent common stock or a majority of the assets of Kent are transferred to that person or any of its affiliates.

The Kent Option will expire on the earliest to occur of

- the effective time of the merger,
- the termination of the merger agreement if the Kent Option has not become exercisable and cannot become exercisable,
- 180 days after Kent Option becomes exercisable, and
- the date on which Avnet's "total recovery" equals $40,000,000.

For a period of 30 days after a "put event," defined as the earlier of the consummation, or the execution of an agreement providing for, a "superior proposal," but in no event later than 180 days after the Kent Option becomes exercisable, Avnet will have the right to cancel the Kent Option and cause Kent or its successor to pay Avnet a cancellation price equal to the product of

- the number of shares as to which the Kent Option remains exercisable multiplied by
- the excess of (a) the average per share closing price of a share of Kent common stock for the five trading days ending on the trading day immediately before the occurrence of the put event, over (b) the $22.48 exercise price of the Kent Option.

Avnet has the right to cause Kent to register for resale under the Securities Act of 1933 the shares of Kent common stock Avnet receives upon exercise of the Kent Option. Kent has the right to cause Avnet to register for resale under the Securities Act any senior subordinated notes issued by Avnet in payment of amounts due upon exercise of the Kent Option.

The Kent Option provides that in no event shall Avnet's "total recovery" exceed $40,000,000 and if it otherwise would exceed such amount, Avnet must either

    (1) reduce the number of shares issuable under the Kent Option, or

    (2) deliver to Kent for cancellation shares of Kent common stock, or

    (3) pay cash to Kent, or

    (4) reduce the amount of the cancellation price of the Kent Option, or

    (5) do any combination of clauses (1) through (4),

so that Avnet's actually realized total recovery will not exceed $40,000,000. The Kent Option may not be exercised for a number of shares as would, as of the date of exercise, result in a "notional total recovery" of more than $40,000,000 and, if exercise of the Kent Option would otherwise result in the notional total recovery exceeding such amount, Avnet may take any of the actions specified in clauses (1) through (5) above so that the notional total recovery will not exceed $40,000,000.

"Total recovery" means:

- the aggregate amount before taxes of

    (A) the excess of (x) the net cash amounts or fair market value of any property received by Avnet pursuant to a sale of shares issued under the Kent Option (or securities into which such shares are converted or exchanged) after payment of applicable brokerage or sales commissions and discounts, over (y) Avnet's aggregate exercise price for such option shares or other securities, plus

    (B) all amounts received by Avnet upon the cancellation of the Kent Option as described above, plus

    (C) any termination fee previously received by Avnet under the merger agreement,

minus

- all amounts of cash previously paid to Kent pursuant to clause (3) above, plus the value of the Kent Option shares previously delivered to Kent for cancellation pursuant to clause (2) above, which value will be the aggregate exercise price paid for such Kent Option shares or other securities.

"Notional total recovery," with respect to any number of shares as to which Avnet may propose to exercise the Kent Option, is the total recovery, determined as of the date of such proposed exercise assuming that the Kent Option was exercised on such date for such number of shares, and assuming that such shares, together with all other Kent Option shares held by Avnet and its affiliates as of such date, were sold for cash at the closing price for the Kent common stock as of the close of business on the preceding trading day, less customary brokerage discounts and commissions.

Nothing in the Kent Option affects Avnet's ability to receive, or relieves Kent's obligation to pay, any termination fee provided for in the Merger Agreement; however, if and to the extent the total recovery received by Avnet would exceed $40,000,000 following receipt of such termination payment, Avnet will be obligated to take the actions specified in clauses (1) through (5) above on the date on which Avnet has realized cash and/or property representing a total recovery in excess of $40,000,000.

Inducement Agreements

Also at the time when Avnet and Kent executed and delivered the merger agreement, Avnet entered into an amended and restated inducement agreement with Larry D. Olson, Stephen J. Chapko, Richard J. Hightower and Mark A. Zerbe, and a separate amended and restated inducement agreement with Morrie K. Abramson (collectively, the "Management Shareholders"). In the inducement agreements, each of the Management Shareholders

- granted to Avnet an irrevocable proxy to vote all the shares of Kent common stock of which they are the beneficial owners with the power to vote (currently 592,250 shares in the aggregate), in favor of the approval of the merger agreement and against any other proposal for any recapitalization, merger, sale of assets or other business combination between Kent and any other person or entity other than Avnet, or the taking of any action which would result in any of the conditions to Avnet's obligations under the merger agreement not being fulfilled,

- agreed that, except as expressly permitted by the merger agreement, he will not directly or indirectly initiate, solicit or encourage any inquiries or the making or implementation of any alternative proposal to acquire his shares of Kent common stock, or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to such an alternative proposal, and

- agreed that any additional shares of Kent common stock which he acquires, whether through a stock split, purchase or otherwise, will be subject to the terms of the inducement agreement.

The inducement agreements will expire on the earlier to occur of the effective time of the merger or the termination of the merger agreement in accordance with its terms.

The option agreement is attached as Appendix B to this proxy statement/prospectus and is incorporated herein by reference. The inducement agreements are attached as Appendices C-1 and C-2 to this proxy statement/prospectus and are incorporated herein by reference. The summaries above of the option agreement and the inducement agreements are not complete descriptions of all their terms, and are qualified in their entirety by reference to Appendix B and Appendices C-1 and C-2.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion summarizes the anticipated material federal income tax consequences of the merger. The summary is based upon the existing provisions of Internal Revenue Code of 1986, as amended, applicable Treasury regulations promulgated or proposed thereunder and administrative rulings by the Internal Revenue Service and judicial authority as of the date of this proxy statement/prospectus. All of the foregoing is subject to change, possibly with retroactive effect, and any change could affect the continuing validity of the discussion. The discussion and the opinion of Carter, Ledyard & Milburn assume that holders of shares of Kent common stock hold such shares as capital assets. Further, the discussion does not address the tax consequences that may be relevant to a particular shareholder subject to special treatment under certain federal income tax laws, such as dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, tax-exempt organizations, foreign persons, persons that hold Kent common stock as part of a "straddle," "constructive sale," or "conversion" transaction and persons who acquired shares of Avnet common stock or Kent common stock through the exercise of employee stock options or rights or otherwise as compensation or through a tax-qualified retirement plan. This discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. No ruling has been or will be sought from the Internal Revenue Service as to the anticipated tax consequences of the merger.

Tax Opinions. It is a condition to the obligation of each of Avnet and Kent to complete the merger that it receive an opinion of its counsel that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, that Avnet and Kent will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and that Avnet and Kent will not recognize any gain in the merger. However, these opinions will not be binding on the Internal Revenue Service, and there can be no assurance that the IRS will agree with the conclusions expressed in the opinions. The opinions are and will be based in part upon certain assumptions and certain representations made by Kent and Avnet customarily made and given in transactions of this type.

Tax Consequences of the Merger. In the opinion of Carter, Ledyard & Milburn, assuming that the assumptions and representations described in the preceding paragraph are true and complete as of the effective time, the merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code, and each of Avnet and Kent will be a party to that reorganization within the meaning of 368(b) of the Code. As a result, subject to the paragraph below, in general,

- Avnet and Kent will not recognize any gain as a result of the merger,

- a holder of Kent common stock will not recognize any gain or loss as a result of the conversion of shares of Kent common stock into shares of Avnet common stock pursuant to the merger,

- the aggregate tax basis of the shares of Avnet common stock received in the merger will be the same as the aggregate tax basis of the shares of Kent common stock converted, and

- the holding period of the shares of Avnet common stock received in the merger will include the holding period of shares of Kent common stock converted.

Cash Received in Lieu of Fractional Shares. If a holder of shares of Kent common stock receives cash in lieu of a fractional share of Avnet common stock, this fractional share interest will be treated as having been distributed to the holder, and the cash amount will be treated as received in redemption of the fractional share interest. In general, the holder will recognize capital gain or loss equal to the cash amount received for the fractional share reduced by the portion of the holder's tax basis in shares of Kent common stock surrendered that is allocable to the fractional share interest in Avnet common stock. The capital gain or loss will be long-term capital gain or loss if the holder's holding period in the Kent common stock allocable to the fractional share interest for federal income tax purposes is more than one year.

The preceding summary is not a complete analysis or discussion of all potential tax effects relevant to the merger. Kent shareholders are urged to consult their own tax advisers as to the specific tax consequences to them of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, foreign and other applicable tax laws and the effect of any proposed changes in the tax laws.

PRO FORMA FINANCIAL DATA

The following unaudited pro forma combined condensed statements of income combine Avnet's results for its fiscal years ended June 30, 2000, July 2, 1999 and June 26, 1998 with Kent's results for its fiscal years ended April 1, 2000, April 3, 1999 and March 28, 1998, giving effect to the merger as if it had occurred on the first day of Avnet's fiscal year. As such, Kent's period from April 2, 2000 to June 30, 2000 has been omitted from the pro forma condensed combined statements of income. Kent's sales, gross profit, income before income taxes and net income for that period, excluding discontinued operations, were approximately $223,313,000, $46,244,000, $9,863,000 and $5,918,000, respectively. In addition, the unaudited interim pro forma condensed combined statements of income combine Avnet's results for its first halves ended December 29, 2000 and December 31, 1999 with Kent's results for its first halves ended September 30, 2000 and October 2, 1999, giving effect to the merger as if it occurred on the first day of Avnet's fiscal periods. The unaudited pro forma condensed combined balance sheet combines the balance sheets of Avnet as of December 29, 2000 and Kent as of December 30, 2000, giving effect to the merger as if it had occurred on December 29, 2000.

The pro forma adjustments reflect the application of "pooling-of-interests" accounting as discussed below. The unaudited pro forma condensed combined financial information and the accompanying notes should be read together with Avnet's and Kent's historical financial statements and related notes contained in the annual reports and other information that Avnet and Kent have filed with the SEC and incorporated by reference. See "Where You Can Find More Information" on page 95.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and does not purport to represent what the combined financial position and results of operations would actually have been had the merger and other pro forma adjustments in fact occurred on the dates indicated. The unaudited pro forma condensed combined statements of income do not include the impact of nonrecurring charges or credits directly attributable to the transaction. The unaudited pro forma condensed combined statements of income exclude any benefits that might result from the merger due to synergies that may be derived from the elimination of any duplicate costs and other productivity gains. In addition, the unaudited pro forma condensed combined financial statements do not reflect costs to be incurred for integration-related expenses necessary to reduce costs and increase operational efficiency. The unaudited pro forma condensed combined financial statements do not purport to be indicative of the results that actually would have occurred if the merger had occurred on the dates indicated, or of results which may be obtained in the future. There have been no material transactions between Avnet and Kent requiring adjustment in the unaudited pro forma condensed combined financial information.

For financial accounting purposes, it is expected that the merger will be accounted for using the pooling-of-interests method of accounting. Accordingly, (1) the historical cost basis of the assets and liabilities of Avnet and Kent will be carried forward to the combined company, (2) the results of operations of the combined company will include the income of Avnet and Kent for the entire fiscal period in which the combination occurs and (3) the historical results of operations of the separate companies for fiscal years before the merger will be combined and reported as the results of operations of the combined company. No adjustments have been made to the historical financial statements of Avnet and Kent to conform the accounting policies of the combining companies as the nature and amounts of such adjustments are not expected to be significant. Upon consummation of the merger, further review of Kent's accounting policies and financial statements may require restatements of the combined entity's financial statements to conform to those policies and classifications that are deemed most appropriate.

Some of the conditions to be met to qualify for pooling-of-interests accounting cannot be fully assessed until specified periods of time after the effective time of the merger have passed because certain of the conditions for pooling-of-interests accounting treatment address transactions occurring within those specified periods of time. Certain events, including divestitures and certain stock transactions, could disqualify the merger from pooling-of-interests accounting.

AVNET, INC. AND KENT ELECTRONICS CORPORATION

PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
For the Year Ended June 30, 2000

The following unaudited pro forma condensed consolidated statement of income for the fiscal year ended June 30, 2000 assumes that the merger was completed as of July 3, 1999.

	Avnet	Kent	Pro forma adjustments	Pro forma
	(In thousands, except per share data) (unaudited)			
Sales	$9,172,205	$742,837	$ —	$9,915,042
Cost of sales	7,883,719	586,538	—	8,470,257
Gross profit	1,288,486	156,299	—	1,444,785
Operating expenses	954,500	122,293	—	1,076,793
Operating income	333,986	34,006	—	367,992
Interest expense	(84,328)	(10,470)	—	(94,798)
Other income, net	4,873	5,579	—	10,452
Income from continuing operations before income taxes	254,531	29,115	—	283,646
Income taxes	109,390	11,692	—	121,082
Income from continuing operations	$ 145,141	$ 17,423	$ —	$ 162,564
Earnings per share from continuing operations:				
Basic	$1.77	$0.62		$1.52
Diluted	$1.75	$0.60		$1.50
Shares used to compute earnings per share:				
Basic	82,213	28,062	(3,648)	106,627
Diluted	83,124	28,888	(3,755)	108,257

The accompanying notes are an integral part of this Unaudited Pro Forma
Condensed Combined Statement of Income.

AVNET, INC. AND KENT ELECTRONICS CORPORATION

PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
For the Year Ended July 2, 1999

The following unaudited pro forma condensed consolidated statement of income for the fiscal year ended July 2, 1999 assumes that the merger was completed as of June 27, 1998.

	Avnet	Kent	Pro forma adjustments	Pro forma
	(In thousands, except per share data) (unaudited)			
Sales	$6,350,042	$455,694	$ —	$6,805,736
Cost of sales	5,401,472	356,237	—	5,757,709
Gross profit	948,570	99,457	—	1,048,027
Operating expenses	775,337	90,240	—	865,577
Operating income	173,233	9,217	—	182,450
Interest expense	(52,096)	(10,495)	—	(62,591)
Other income, net	1,875	11,127	—	13,002
Gain on disposition of businesses	252,279	—	—	252,279
Income from continuing operations before income taxes	375,291	9,849	—	385,140
Income taxes	200,834	3,984	—	204,818
Income from continuing operations	$ 174,457	$ 5,865	$ —	$ 180,322
Earnings per share from continuing operations:				
Basic	$2.45	$0.21		$1.89
Diluted	$2.43	$0.21		$1.86
Shares used to compute earnings per share:				
Basic	71,190	27,674	(3,598)	95,266
Diluted	71,834	28,099	(17)	99,916

The accompanying notes are an integral part of this Unaudited Pro Forma
Condensed Combined Statement of Income.

AVNET, INC. AND KENT ELECTRONICS CORPORATION

PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
for the Year Ended June 26, 1998

The following unaudited pro forma condensed consolidated statement of income for the fiscal year ended June 26, 1998 assumes that the merger was completed as of June 28, 1997.

	Avnet	Kent	Pro forma adjustments	Pro forma
			(In thousands, except per share data) (unaudited)	
Sales	$5,916,267	$418,301	$ —	$6,334,568
Cost of sales	4,935,848	317,577	—	5,253,425
Gross profit	980,419	100,724	—	1,081,143
Operating expenses	709,243	78,390	—	787,633
Operating income	271,176	22,334	—	293,510
Interest expense	(39,988)	(5,272)	—	(45,260)
Other income, net	2,363	7,040	—	9,403
Gain on disposition	33,795	—	—	33,795
Income from continuing operations before income taxes	267,346	24,102	—	291,448
Income taxes	115,922	9,648	—	125,570
Income from continuing operations	$ 151,424	$ 14,454	$ —	$ 165,878
Earnings per share from continuing operations:				
Basic	$1.92	$0.54		$1.63
Diluted	$1.90	$0.51		$1.59
Shares used to compute earnings per share:				
Basic	78,750	26,598	(3,458)	101,890
Diluted	79,646	28,097	(3,653)	104,090

The accompanying notes are an integral part of this Unaudited Pro Forma
Condensed Combined Statement of Income.

AVNET, INC. AND KENT ELECTRONICS CORPORATION

PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
for the First Half Ended December 29, 2000

The following unaudited pro forma condensed consolidated statement of income for the first half ended December 29, 2000 assumes that the merger was completed as of July 1, 2000.

	Avnet	Kent	Pro forma adjustments	Pro forma
		(In thousands, except per share data) (unaudited)		
Sales	$6,348,630	$454,677	$ —	$6,803,307
Cost of sales	5,416,235	360,473	—	5,776,708
Gross profit	932,395	94,204	—	1,026,599
Operating expenses	589,050	70,476	—	659,526
Operating income	343,345	23,728	—	367,073
Interest expense	(86,063)	(5,385)	—	(91,448)
Other income, net	1,993	2,841	—	4,834
Income from continuing operations before income taxes	259,275	21,184	—	280,459
Income taxes	111,467	8,472	—	119,939
Income from continuing operations	$ 147,808	$ 12,712	$ —	$ 160,520
Earnings per share from continuing operations:				
Basic	$1.60	$0.45		$1.37
Diluted	$1.59	$0.43		$1.33
Shares used to compute earnings per share:				
Basic	92,213	28,446	(3,698)	116,961
Diluted	93,034	29,636	(217)	122,453

The accompanying notes are an integral part of this Unaudited Pro Forma
Condensed Combined Statement of Income.

AVNET, INC. AND KENT ELECTRONICS CORPORATION

PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
For the First Half Ended December 31, 1999

The following unaudited pro forma condensed consolidated statement of income for the first half ended December 31, 1999 assumes that the merger was completed as of July 3, 1999.

	Avnet	Kent	Pro forma adjustments	Pro forma
		(In thousands, except per share data) (unaudited)		
Sales	$3,757,094	$323,673	$ —	$4,080,767
Cost of sales	3,243,622	257,990	—	3,501,612
Gross profit	513,472	65,683	—	579,155
Operating expenses	420,869	54,901	—	475,770
Operating income	92,603	10,782	—	103,385
Interest expense	(27,600)	(5,153)	—	(32,753)
Other income, net	2,820	3,136	—	5,956
Income from continuing operations before income taxes	67,823	8,765	—	76,588
Income taxes	30,545	3,520	—	34,065
Income from continuing operations	$ 37,278	$ 5,245	$ —	$ 42,523
Earnings per share from continuing operations:				
Basic	$0.49	$0.19		$0.42
Diluted	$0.49	$0.18		$0.42
Shares used to compute earnings per share:				
Basic	76,316	27,984	(3,638)	100,662
Diluted	76,820	28,534	(3,709)	101,645

The accompanying notes are an integral part of this Unaudited Pro Forma
Condensed Combined Statement of Income.

AVNET, INC. AND KENT ELECTRONICS

PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 29, 2000

The following unaudited pro forma condensed consolidated balance sheet as of December 29, 2000 assumes that the merger was completed at that date.

	Avnet	Kent	Pro forma adjustments	Pro forma
			(In thousands) (unaudited)	
Assets:				
Current assets:				
Cash and interest-bearing investments	$ 211,819	$212,753	$ —	$ 424,572
Receivables	2,483,707	260,292	—	2,743,999
Inventories	2,418,253	121,531	—	2,539,784
Other	88,361	9,593	—	97,954
Total current assets	5,202,140	604,169	—	5,806,309
Property, plant and equipment at cost, net	383,858	55,063	—	438,921
Goodwill	1,211,863	101,071	—	1,312,934
Other assets	255,198	16,125	—	271,323
Total assets	$7,053,059	$776,428	$ —	$7,829,487
Liabilities:				
Current liabilities:				
Borrowings due within one year	$1,479,421	$ 4,000	$ —	$1,483,421
Accounts payable	1,273,813	72,347	—	1,346,160
Accrued expenses and other	463,514	90,856	12,000	566,370
Total current liabilities	3,216,748	167,203	12,000	3,395,951
Long-term debt, less due within one year	1,627,866	212,000	—	1,839,866
Total liabilities	4,844,614	379,203	12,000	5,235,817
Shareholders' equity:				
Common stock	92,273	74,690	(49,784)	117,179
Additional paid-in capital	360,893	118,464	48,807	528,164
Retained earnings........................	1,750,666	205,048	(12,000)	1,943,714
Cumulative translation adjustments	4,964	—	—	4,964
Common stock held in treasury	(351)	(977)	977	(351)
Total shareholders' equity	2,208,445	397,225	(12,000)	2,593,670
Total liabilities and shareholders' equity ...	$7,053,059	$776,428	$ —	$7,829,487

The accompanying notes are an integral part of this Unaudited Pro Forma
Condensed Combined Balance Sheet.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Avnet and Kent estimate that they will incur direct transaction costs of approximately $12 million associated with the merger. These costs consist primarily of fees and expenses of investment bankers, attorneys and accountants, SEC filing fees, stock exchange listing fees, and financial printing and other related charges. These expenses have not been reflected in the unaudited pro forma condensed combined statements of income as they are considered to be nonrecurring.

2. Adjustments reflect the cancellation of Kent treasury shares and the issuance of Avnet common stock to effect the merger. This amount has been calculated by multiplying the number of shares of Kent common stock outstanding at December 29, 2000 (approximately 28,600,000 shares) by the exchange ratio of 0.87. The number of shares of Avnet common stock to be issued upon completion of the merger will be based on the actual number of shares of Kent common stock outstanding at that time.

3. The pro forma combined per share amounts and weighted average common shares reflect the combined weighted average of Avnet common stock and Kent common stock for all periods presented, after adjusting the number of shares of Kent common stock to reflect the exchange ratio of 0.87 of a share of Avnet common stock for each share of Kent common stock. Additionally, as discussed on page 53, in 1997, Kent issued $207,000,000 of 4.5% Convertible Subordinated Notes due 2004 (the "Notes"). The Notes were anti-dilutive in Kent's historical earnings per share calculations; however, on a pro forma basis, the Notes are dilutive for certain periods. The pro forma adjustments to the number of shares used to compute diluted earnings per share from continuing operations for the year ended July 2, 1999 and the first half ended December 29, 2000 reflect the conversion of the Notes into Avnet common stock as of the beginning of the period presented.

4. Avnet expects to incur costs subsequent to the merger to integrate the two companies. These costs will be charged to operations subsequent to the merger and, therefore, are not reflected in the unaudited pro forma condensed combined financial information.

5. The Avnet historical data used in preparing the accompanying unaudited pro forma condensed combined financial information includes the special charges discussed in more detail in notes 3, 4, 5 and 6 to the selected historical financial information of Avnet on page 12.

DESCRIPTION OF AVNET CAPITAL STOCK

Avnet is authorized to issue 300,000,000 shares of common stock, par value $1.00 per share. At the close of business on April 26, 2001, it had outstanding 92,435,684 shares of common stock and 7,738 treasury shares. All outstanding shares of common stock are fully paid and nonassessable.

The holders of shares of Avnet's common stock have equal rights to dividends from funds legally available for the payment of dividends when, as and if declared by Avnet's board of directors, and are entitled, upon liquidation, to share ratably in any distribution in which holders of common stock participate. The common stock is not redeemable, has no preemptive or conversion rights and is not liable for assessments or further calls. The holders of shares of Avnet's common stock are entitled to one vote for each share at all meetings of shareholders.

The transfer agent and registrar for Avnet's common stock is Wells Fargo Minnesota, N.A. Avnet's common stock is listed on the New York Stock Exchange and the Pacific Exchange.

Under its certificate of incorporation, Avnet is authorized to issue up to 3,000,000 shares of preferred stock, in series. For each series of preferred stock, Avnet's board of directors may fix the relative rights, preferences and limitations as between the shares of such series, the shares of other series of Avnet preferred stock, and the shares of Avnet common stock. No shares of Avnet preferred stock are outstanding.

DESCRIPTION OF KENT CAPITAL STOCK

Kent Common Stock

Kent is authorized to issue 60,000,000 shares of Kent common stock. Holders of Kent common stock are entitled to one vote per share on all matters on which they are entitled to vote. Because holders of Kent common stock do not have cumulative voting rights, directors are elected by a plurality vote of shares present at a meeting of shareholders, meaning that the nominees who receive the greatest number of votes properly cast, even if less than a majority, will be elected. Except as required by Texas law for certain extraordinary transactions and as described under "— Charter and By-Law Provisions" on page 81, a majority of the votes cast is sufficient for other actions that require the vote or concurrence of shareholders. The Kent common stock is not redeemable and has no conversion or preemptive rights. All of the outstanding shares of Kent common stock are fully-paid and nonassessable.

In the event of the liquidation or dissolution of Kent, subject to the rights of the holders of any outstanding shares of Kent preferred stock, the holders of Kent common stock are entitled to share pro rata in any balance of the corporate assets available for distribution to them.

Kent may pay dividends when and as declared by its board of directors from funds legally available therefor.

Kent Preferred Stock

Kent is authorized to issue up to 2,000,000 shares of Kent preferred stock, par value $1.00 per share. No shares of Kent preferred stock are currently outstanding. The Kent board is authorized to divide the Kent preferred stock into series and, with respect to each series, to determine the dividend rights, dividend rate, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. The Kent board could, without shareholder approval, issue Kent preferred stock with voting rights and other rights that could adversely affect the voting power of holders of Kent common stock and could be used to prevent a hostile takeover of Kent. The Kent board has set the terms and conditions of a series of Kent preferred stock consisting of 200,000 shares designated as Kent series A preferred stock in connection with the adoption of a shareholder rights plan. See "— Shareholder Rights Plan" on page 81. Except in connection with the possible triggering of such plan, Kent has no present plans to issue any shares of Kent preferred stock.

Charter and By-Law Provisions

The Kent articles of incorporation have a "fair price" provision relating to certain business combinations, including certain mergers, consolidations, asset and stock conveyances, liquidations and reclassifications. A business combination includes

- a merger or consolidation of Kent or any subsidiary with an interested shareholder,

- a sale, lease, transfer, exchange, mortgage, pledge, or other disposition of all or any substantial part of the consolidated assets of Kent and its subsidiaries to any interested shareholder,

- the adoption of a plan or proposal for the liquidation or dissolution of Kent proposed by or on behalf of an interested shareholder,

- the issuance, pledge or transfer by Kent or any subsidiary of any securities of Kent or a subsidiary to an interested shareholder, and

- any reclassification of securities, recapitalization, merger with a subsidiary or other transaction which has the effect of increasing an interested shareholder's proportionate share of the outstanding equity securities of Kent.

Interested shareholder means any person, and any affiliate or associate of that person, which

- is the beneficial owner, as of the date of determination or immediately prior to the consummation of a business combination, of 10% or more of the voting stock of Kent,

- was, at any time within two years preceding the date of determination or the consummation of a business combination, the beneficial owner of 10% or more of the voting stock of Kent, or

- is an assignee of shares of voting stock of Kent which were at any time within two years preceding the date of determination or the consummation of a business combination beneficially owned by an interested shareholder, if such assignment did not involve a public offering.

The "fair price" provision provides that, except in certain circumstances, any business combination between Kent and an interested shareholder must be approved by the affirmative vote of the holders of 80% of all shares of Kent entitled to vote in elections of directors, unless certain pricing and procedural requirements regarding the business combination are satisfied. For instance, one such requirement is that the aggregate consideration to be paid for each share of Kent common stock must be at least equal to the highest per share price paid by the interested shareholder to acquire any share of Kent common stock during a specified period. Additionally, the higher voting requirements do not apply to transactions approved by a majority of the "continuing directors." Generally, a director is deemed to be a continuing director if he was a director on May 15, 1987, or was appointed by a majority of other continuing directors or elected by the shareholders after having been recommended to the shareholders by a majority of other continuing directors. The "fair price" provision could make it more difficult for a third party to acquire control of Kent.

The Kent board of directors is classified into three classes of directors who serve staggered three-year terms. Newly created directorships or vacancies on the board may only be filled by a majority vote of directors then in office, even if less than a quorum, and directors may be removed during their term only for cause and only by the affirmative vote of two-thirds of all shares of voting stock. The Kent by-laws also require that the provisions described above may not be further amended, altered, changed or repealed, nor may the number of directors be increased, without either the affirmative vote of the holders of not less than 80% of all shares of capital stock of Kent entitled to vote at a meeting of shareholders, or the approval of a majority of directors in office.

Shareholder Rights Plan

On October 21, 1999, the board of directors of Kent created one preferred share purchase right for each outstanding share of Kent common stock and issued such rights to Kent's shareholders of record at the close of business on November 5, 1999. Each right entitles the registered holder to purchase from the company one

one-hundredth of a share of series A preferred stock, par value $1.00 per share, at a price of $100 per one one-hundredth of a share, subject to adjustment. The description and terms of the rights are fully set forth in a rights agreement between Kent and ChaseMellon Shareholder Services L.L.C., as rights agent.

Until the "distribution date," (a) the rights are not exercisable, will be evidenced by the Kent common stock certificates and will be transferable with and only with those certificates, (b) Kent common stock certificates issued after November 5, 1999 contain a legend incorporating the rights agreement by reference, and (c) the surrender for transfer of any certificates for Kent common stock outstanding will also constitute the transfer of the rights associated with the Kent common stock represented by such certificate.

The rights will separate from the Kent common stock and a "distribution date" will occur upon the earlier of (i) a public announcement that a person or group of affiliated or associated persons has become an "acquiring person" by acquiring or obtaining the right to acquire beneficial ownership of 15% or more of the outstanding shares of Kent common stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by Kent's board of directors before the distribution date occurs) following the commencement of a tender offer or exchange offer that would result in a person's becoming an acquiring person.

As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of Kent common stock as of the close of business on the distribution date and thereafter the separate rights certificates alone will represent the rights. All shares of Kent common stock issued before the distribution date will be issued with rights.

The rights will expire at the close of business on November 5, 2009, unless earlier redeemed by Kent as described below.

If a person becomes an acquiring person (except pursuant to a tender or exchange offer for all outstanding shares of Kent common stock at a price and on terms that the Kent board of directors determines to be fair to and otherwise in the best interests of Kent and its shareholders (a "Permitted Offer")), (a) each holder of a right will thereafter have the right to receive, upon exercise, shares of Kent common stock (or, in certain circumstances, cash, property or other securities of Kent) having a current market price equal to two times the exercise price of the right, and (b) all rights that are, or in certain circumstances were, beneficially owned by or transferred to any acquiring person (or certain related parties) will be null and void. However, the rights will not be exercisable in these circumstances until the rights are no longer redeemable by Kent as described below.

For example, if a person becomes an acquiring person and the exercise price of a right remains at $100, each right not owned by an acquiring person or by certain related persons would entitle its holder to purchase $200 worth of Kent common stock (or other consideration, as noted above) based upon its then current market price, for $100. Assuming that the Kent common stock had a current market price of $20 per share at such time, the holder of each valid right would be entitled to purchase 10 shares of Kent common stock for $100.

If at any time from and after the time a person becomes an acquiring person, (i) Kent is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of Kent's assets or earning power is sold or transferred, each holder of a right (except rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of the right.

For example, at the current exercise price of $100 per right, each right following a business combination or asset sale or transfer would entitle its holder to purchase $200 worth of common stock of the acquiring company for $100. Assuming that the common stock of the acquiring company had a per share value of $50 at such time, the holder of each issued right would be entitled to purchase four shares of the common stock of the acquiring company for $100.

The Purchase Price payable, and the number of one one-hundredths of a share of series A preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the series A preferred stock, (ii) if holders of the series A preferred stock are granted certain rights or warrants to subscribe for series A preferred stock or convertible securities at less than the current market price of the series A preferred stock, or (iii) upon the distribution to holders of the series A preferred stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

Kent may redeem all but not some of the rights at a price of $.001 per right payable, at the option of Kent, in cash, shares of Kent common stock or such other consideration as the Kent board of directors may determine at any time prior to the earlier of (1) the close of business on the tenth business day after a person becomes an acquiring person, and (2) the expiration date of the rights. When the rights are redeemed, they will immediately terminate and will evidence only the right to receive the $.001 redemption price.

At any time after a person becomes an acquiring person and prior to a person's becoming the beneficial owner of 50% or more of the shares of Kent common stock then outstanding, Kent may exchange some or all of the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which will have become null and void) at an exchange ratio of one share of Kent common stock, and/or other equity securities deemed to have the same value as one share of Kent common stock, per right, subject to adjustment.

Other than certain provisions relating to the principal economic terms of the rights, any of the provisions of the rights agreement may be amended by the board of directors of Kent before the distribution date. After the distribution date, the provisions of the rights agreement may be amended by the board only in order to cure any ambiguity, defect or inconsistency, or to make changes which do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person); however, no amendment to adjust the time period governing redemption may be made at any time when the rights have ceased to be redeemable.

Although the rights are not intended to prevent a takeover of Kent at a full and fair price, they have certain anti-takeover effects. They are designed to deter an attempt to acquire Kent in a manner which seeks to deprive Kent's shareholders of the full and fair value of their investment and may deter attempts by significant shareholders to take advantage of Kent and its shareholders through certain self-dealing transactions. The rights may cause substantial dilution to a person or group that acquires or attempts to acquire Kent without the rights being redeemed. Therefore, the rights should encourage any potential acquiror to seek to negotiate with the Kent board of directors. Unless the approval is first obtained from the Kent board or, in limited circumstances, the shareholders of Kent, the rights may deter transactions, including tender offers, which the majority of Kent shareholders may believe are beneficial to them.

Kent has agreed to take all necessary action so that the consummation of the merger and other transactions contemplated thereby will not result in a distribution data for the rights under the rights agreement.

COMPARISON OF AVNET AND KENT SHAREHOLDER RIGHTS

In connection with the merger, Kent shareholders will receive common stock of Avnet. Kent is a Texas corporation, and Avnet is a New York corporation. The laws of Texas and the Kent articles of incorporation and by-laws differ in significant ways from the laws of New York and the certificate of incorporation and by-laws of Avnet. Because of these differences, the rights of holders of Kent common stock will change when they receive Avnet common stock in the merger.

Copies of the Kent articles of incorporation and by-laws and the Avnet certificate of incorporation and by-laws are available upon request. See "Where You Can Find More Information" on page 95.

Below is a summary of some of the material differences between Texas and New York law and between the articles of incorporation and by-laws of Kent and the certificate of incorporation and by-laws of Avnet. It is not practicable to summarize all differences in this proxy statement/prospectus, but some of the principal differences which could materially affect the rights of Kent shareholders include the following:

Voting on Business Combinations

Generally, under Texas law, the vote of shareholders required for approval of a plan of merger or exchange is the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote thereon of each constituent Texas corporation.

Under New York law, a plan of merger, consolidation or share exchange must be approved (a) by two-thirds of the votes of all outstanding shares entitled to vote on the transaction, in the case of New York corporations that were in existence on February 22, 1998, such as Avnet, and that do not expressly provide in their certificates of incorporation for majority approval of such transactions, and (b) by a majority of the votes of all outstanding shares entitled to vote on the transaction, in the case of all other New York corporations. The Avnet certificate of incorporation does expressly provide for majority approval of such transactions. New York law also provides that the holders of shares of a class, or series of a class, of capital stock of a corporation shall be entitled to vote together and to vote as a separate class on any merger or consolidation in which (a) such shares will remain outstanding after the merger or consolidation or will be converted into the right to receive shares of stock of the surviving or consolidated corporation or another corporation and (b) the charter of the surviving or consolidated corporation or such other corporation immediately after the effectiveness of the merger or consolidation would contain any provision that is not contained in the charter of the pre-merger corporation and that, if contained in an amendment thereto, would entitle the holders of shares of such class or series of a class to vote as a separate class pursuant to the procedures under New York law for class voting on charter amendments discussed under "— Amendments to Charters" on page 89.

Though not applicable to the merger of Kent with Avnet, under Texas law, no vote of the shareholders of the sole surviving corporation in a merger is required (and no dissenters' rights are available to such shareholders) if (1) the articles of incorporation of the surviving corporation will not differ from its articles of incorporation before the merger, (2) each shareholder of the corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the effective date of the merger, (3) the voting power of the number of voting shares outstanding immediately after the merger, plus the voting power of the number of voting shares issuable in the merger does not exceed by more than 20% the voting power of the total number of voting shares outstanding immediately prior to the merger, (4) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable in the merger, will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger, and (5) the board of directors of the corporation adopts a resolution approving the plan of merger. New York law has no comparable provision.

Anti-Takeover Provisions

Business Combination Statutes

The Texas Business Combination Law in general prohibits a business combination between an issuing public corporation and an affiliated shareholder, or any affiliate or associate of the affiliated shareholder for three years after the time the shareholder became an affiliated shareholder, unless

- before that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder, or

- at least six months after the time that the shareholder became an affiliated shareholder, the business combination is approved by the affirmative vote at a shareholders' meeting of at least two-thirds of the outstanding voting shares that are not owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder.

The term "business combination" includes any merger, share exchange or conversion of an issuing public corporation or a subsidiary, with or caused by, an affiliated shareholder, and the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or any subsidiary having an aggregate market value equal to or greater than 10% of either the aggregate market value of all the assets of the corporation on a consolidated basis or the aggregate market value of all the outstanding common stock of the corporation, or representing 10% or more of the earning power or net income, determined on a consolidated basis, of the issuing public corporation; the issuance or transfer by the issuing public corporation or a subsidiary to an affiliated shareholder or its affiliate or associate of shares of the corporation or a subsidiary (other than as a result of the exercise of warrants or rights to purchase shares of the corporation offered, or a pro rata share dividend); the adoption of a plan or proposal for the liquidation or dissolution of an issuing public corporation proposed by, or pursuant to any agreement, arrangement or understanding with an affiliated shareholder or its affiliate or associate; transactions that would increase the affiliated shareholder's proportionate ownership percentage of the outstanding shares of voting shares or securities convertible into voting shares of the corporation; and any receipt by the affiliated shareholder or its affiliate or associate of the benefit of any loans, advances, guarantees, pledges or other financial assistance or tax advantage provided by or through the corporation.

In general, an "affiliated shareholder" is any person who is the beneficial owner of 20% or more of the outstanding voting shares of the issuing public corporation, or that, within the preceding three-year period, was the beneficial owner of 20% or more of the then outstanding voting shares of the issuing public corporation. The term "beneficial owner" is broadly defined to include any person that individually, or with or through such person's affiliates or associates, among other things, beneficially owns such stock, or has the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to an agreement, arrangement or understanding or upon the exercise of warrants, or options, or otherwise, or has the right to vote such stock pursuant to any agreement, arrangement or understanding, or has an agreement, arrangement or understanding to acquire, hold, dispose or vote such stock with another person who beneficially owns, or whose affiliate or associate beneficially owns the stock.

The term "issuing public corporation" means a domestic corporation that has 100 or more shareholders, any class or series of its voting shares registered under the Securities Exchange Act of 1934, or any class or series of its voting shares qualified for trading in a national market system.

The restrictions of the Texas Business Combination Law do not apply to a business combination of a corporation that has expressly elected in its articles of incorporation or by-laws or an amendment thereto not to be subject to it. The restrictions also do not apply to a business combination with a shareholder that has inadvertently become an affiliated shareholder and has divested itself of a sufficient number of voting shares as soon as practicable and would not at any time within the 3-year period preceding the announcement date of the business combination have been an affiliated shareholder but for the inadvertent acquisition.

Because the Kent articles of incorporation do not opt out of the Texas Business Combination Law, it is applicable to the merger; however, the Kent board of directors unanimously approved the merger and the transactions contemplated by the merger agreement before Avnet became an interested shareholder.

Also, the Kent articles of incorporation provide in general that the affirmative vote of the holders of 80% of all shares of stock of the corporation entitled to vote in elections of directors is required for the adoption or authorization of a "business combination" with or involving any "interested shareholder." See "Description of Kent Capital Stock — Charter and By-Law Provisions" on page 81. Avnet's certificate of incorporation contains no comparable provision.

The business combination provisions of New York law are similar to the above provisions of the Texas Business Combination Law, except that (i) an "interested shareholder" under New York law is the direct or indirect beneficial owner of at least 20% (not 10%) of the corporation's voting stock, and (ii) the corporation may not engage in a business combination (the definition of which is similar to that under the Texas Business Combination Law) with an interested shareholder for a period of five (rather than three) years, unless the business combination or the purchase of stock by means of which the interested shareholder became such is approved by the corporation's board of directors in advance of such stock purchase, or unless the interested shareholder was the beneficial owner of 5% or more of the corporation's outstanding voting stock on October 30, 1985, and remains so until becoming an interested shareholder.

After the five-year restricted period, an interested shareholder of a New York corporation may engage in a business combination with the corporation if the business combination is approved by the affirmative vote of the holders of a majority of the shares of the corporation's voting stock other than those beneficially owned by the interested shareholder and his affiliates and associates, or if the value of the aggregate consideration to be paid by the interested shareholder in connection with the business combination satisfies certain "fair price" formulas specified in the statute, and the interested shareholder, after becoming such, has not acquired any additional shares of voting of the corporation, except as provided in the statute.

The New York business combination statute provides only limited regulation of certain self-dealing transactions between a corporation and certain large shareholders. Moreover, wholly apart from the exceptions mentioned above, there are a number of additional methods whereby even an interested shareholder can benefit from a merger or sale of a corporation's assets during the first five years after becoming an interested shareholder. For example, under New York law, a shareholder, prior to becoming an interested shareholder, may solicit proxies or shareholder consents to change the composition of the board of directors, and the new board which the shareholder has elected or helped to elect may approve a business combination with the stockholder without the statutory delay. Also, an interested shareholder may simply acquire control of the corporation, remove the incumbent board and thereafter sell assets to third parties.

Note that the Texas and New York laws

- do not prohibit tender offers or in any way regulate when, how, at what price or by whom they may be made,

- do not in any way delay the purchase of shares in tender offers,

- do not interfere with the right of a shareholder, whether "interested" or not, to mount a proxy contest to remove incumbent management,

- do not prevent a shareholder from buying sufficient stock to replace existing management immediately, and

- unlike certain other anti-takeover statutes (e.g. Indiana's), do not eliminate or delay a shareholder's right to vote on the election of directors or on any other corporate matters except certain defined self-dealing transactions.

Shareholder Rights Plan

Kent has in place a shareholder rights plan under which there is one right associated with each share of outstanding Kent common stock, and each right currently entitles the registered holder, after the "distribution date," to purchase from Kent one one-hundredth of a share of series A preferred stock at a price of $100 (subject to adjustment). As discussed above, the rights have anti-takeover effects. See "Description of Kent Capital Stock — Shareholder Rights Plan" on page 81.

Avnet has no similar rights plan.

"Greenmail" Statute

In addition to a business combination statute, New York law, but not Texas law, includes a "greenmail" type of anti-takeover provision, designed to prevent a corporation from buying at a premium price a corporate raider's interest in the corporation. In general, no publicly held New York corporation may purchase or agree to purchase more than 10% of its stock from a shareholder for more than the market value thereof (as defined) unless purchase or agreement to purchase is approved by the affirmative vote of the board of directors followed by the affirmative vote of the holders of a majority of the votes of all outstanding shares entitled to vote thereon, or such greater percentage as the corporation's certificate of incorporation may require. This does not apply when the corporation offers to purchase shares from all holders of its stock, or with respect to stock which the holder has owned beneficially for more than two years.

Supermajority Voting

Under Texas law, an amendment to a corporation's by-laws normally requires the affirmative vote of the holders of a majority of the shares that are entitled to vote on the amendment, and that voted for or against or expressly abstained with respect to the amendment, unless the corporation's articles of incorporation or by-laws provide for a different vote. Kent's by-laws provide that the affirmative vote of the holders of not less than 80% of all shares of Kent stock entitled to vote at a meeting of shareholders, or the affirmative vote of a majority of the directors in office, will be required to amend or repeal any of the provisions of Kent's by-laws relating to

- the procedures for determining the business which may be conducted at an annual meeting of Kent shareholders,

- the classification of the Kent board of directors into three classes with staggered three-year terms,

- the removal of directors of Kent only for cause and only by a two-thirds vote of Kent's shareholders,

- the filling of vacancies on the board of directors, including newly-created directorships, only by majority vote of the directors then in office,

- the procedure for Kent shareholders to nominate persons for election to the Kent board of directors,

- any increase in the number of Kent directors, and

- restrictions on amendments to the by-laws.

These provisions may have the effect of discouraging hostile or unsolicited takeover attempts or proxy contests or, alternatively, may encourage persons considering such actions to negotiate with the existing Kent board.

Avnet's certificate of incorporation and by-laws contain no supermajority shareholder voting provisions.

Dissenters' Appraisal Rights

Texas law generally entitles a shareholder to exercise its dissenters' rights upon a plan of merger (except for the limited classes of mergers for which no shareholder approval is required, and as set forth hereunder), the sale, lease, exchange or other disposition of all, or substantially all, the property and assets of the corporation if special authorization of the shareholders is required and the shareholders hold shares entitled to vote thereon, or a plan of exchange in which the shares of the corporation held by the shareholders are to be acquired, in accordance with certain procedural requirements. Texas law, however, does not provide dissenters' rights for shareholders with respect to any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange if (a) the shares held by the shareholder are part of a class, the shares of which are listed on a national securities exchange or quoted on the Nasdaq National Stock Market or held of record by not less than 2,000 shareholders and (b) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for such shareholder's shares any consideration different than that provided to any other holder of the shares of the same class, and any consideration other than (1) shares of a corporation that, immediately after the merger or exchange, will be part of a class or series of shares which are listed, or authorized for listing, on a national securities exchange, or approved for quotation as a national market security on an interdealer quotation system, or held of record by not less than 2,000 shareholders, and (2) cash in lieu of fractional shares otherwise entitled to be received.

Shareholders of a New York corporation have the right to dissent and receive payment of the fair value of their shares, in the case of

- certain amendments or changes to the certificate of incorporation adversely affecting their rights,

- a merger or consolidation in which the corporation is a constituent corporation if the shareholders are entitled to vote thereon,

- a merger or consolidation where the shareholder is not entitled to vote or if the shareholder's shares will be canceled or exchanged for cash or other consideration other than shares of the surviving or consolidated corporation or another corporation,

- any sale, lease, exchange or other disposition of all or substantially all the corporation's assets which requires shareholder approval, other than a transaction wholly for cash which is conditioned upon the dissolution of the corporation within one year of the asset transaction, and

- certain share exchanges.

Shareholders do not have dissenters' appraisal rights with respect to mergers, consolidations and share exchanges if their shares are listed on a national securities exchange or designated as a Nasdaq National Stock Market security. Unlike Texas law, New York law does not also require for denial of appraisal rights that the shares to be received in the merger, consolidation or share exchange are not listed on a national securities exchange, quoted on the Nasdaq National Stock Market, or held of record by not less than 2,000 shareholders.

The procedures for perfecting appraisal rights are similar under New York law and Texas law. New York law provides for a procedure for the corporation to make a written offer prior to the commencement of litigation (the "Offer") to each dissenting shareholder to pay cash for his or her shares at a specified, uniform price which the corporation considers to be their fair value. If the effective date of the corporate action dissented from has occurred, the Offer must be accompanied by an 80% advance payment of the Offer price to each dissenting shareholder who has submitted his or her stock certificates. If the effective date has not yet occurred, such advance payment shall be sent forthwith upon its occurrence. If the corporation and a dissenting shareholder agree upon a price to be paid for such dissenting shareholder's shares within 30 days after the making of the Offer, payment in full must be made by the corporation within 60 days of the date on which the Offer was made or within 60 days of the effective date, whichever is later. If any dissenting shareholder fails to agree with the corporation during the aforesaid 30-day period, or if an Offer is not made within a specified period of time, only then may a proceeding for judicial appraisal be commenced.

By contrast, Texas law provides that a dissenting shareholder, not the corporation, must make the initial determination of fair value and include it in the shareholder's written demand for payment, which the shareholder must deliver to the corporation within 10 days after the effective date of the corporate action dissented from. Within 20 days after receiving this demand for payment from a dissenting shareholder, the existing, surviving or new corporation must deliver or mail to the shareholder a written notice in which the corporation either accepts the fair value claimed in the dissenter's demand and agrees to pay it within 90 days after the effective date of the corporate action dissented from, or provides the corporation's estimate of the fair value of the shares, together with an offer to pay the amount of that estimate within 90 days after the date on which the corporate action was effected, upon receipt of notice within 60 days after that date from the dissenting shareholder that he or she agrees to accept that amount. If within 60 days after the date on which the corporate action was effected, the shareholder and the existing, surviving or new corporation do not agree on the fair value of the dissenter's shares, then the dissenter or the corporation may within 60 days after the expiration of the first 60-day period file a petition in any court of competent jurisdiction in the county in which the principal office of the Texas corporation is located, asking for a finding and determination of the fair value of the dissenter's shares.

The concept of "fair value" in payment for shares upon exercise of dissenters' rights is different under New York law and Texas law. Under Texas law, "fair value" must be determined exclusive of any appreciation or depreciation in anticipation of the proposed action. New York law does not exclude such element of value but mandates that the court should consider the nature of the transaction and its effect on the corporation and its shareholders, and the concepts and methods of valuation then customary in the relevant financial and securities markets.

Amendments to Charters

Texas law requires the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote thereon for any amendment to the articles of incorporation, unless any class or series of shares is entitled to vote thereon as a class, in which event, the proposed amendment shall be adopted upon receiving the affirmative vote of the holders of at least two-thirds of the shares within each class or series of outstanding shares entitled to vote thereon as a class and of at least two-thirds of the total outstanding shares entitled to vote thereon.

Under New York law, amendments to a certificate of incorporation generally must be approved by vote of a majority of the votes of all outstanding shares entitled to vote thereon at a meeting of shareholders. The approval of a majority of the votes of all outstanding shares of any class of capital stock of a corporation, voting separately as a class, is required to approve a proposed amendment to a corporation's certificate of incorporation, whether or not such holders are otherwise entitled to vote on such amendment by the certificate of incorporation, that:

- would decrease the par value of the shares of such class, change any shares of such class into a different number of shares of the same class or into the same or a different number of shares of a different class, alter or change the designation, relative rights, preferences or limitations of the shares of such class, including the provision of new conversion rights or the alteration of any existing conversion rights, so as to affect them adversely;

- would exclude or limit the voting rights of such shares, except as such rights may be limited by voting rights given to new shares then being authorized of any existing or new class or series of shares; or

- would subordinate their rights by authorizing shares having preferences superior to the rights of such existing shares.

Amendments to By-Laws

Under Texas law, the corporation's board of directors may amend the by-laws, unless the articles of incorporation or the statutory provisions reserve the power exclusively to the shareholders in whole or part, or the shareholders in amending the by-laws expressly provide that the board of directors may not amend the by-laws. Moreover, unless the articles of incorporation or a by-law adopted by the shareholders provides otherwise, a corporation's shareholders may amend the by-laws even though the by-laws may also be amended by its board of directors. The Kent articles of incorporation provide that the board of directors shall have the power to alter, amend, or repeal the by-laws of the corporation or to adopt new by-laws.

Under New York law, except as otherwise provided in the certificate of incorporation, by-laws may be amended, repealed or adopted by a majority of the votes cast by the shares at the time entitled to vote in the election of any directors. When so provided in the certificate of incorporation or a by-law adopted by the shareholders, by-laws also may be amended, repealed or adopted by the board of directors by such vote as may be therein specified, which vote may be greater than the vote otherwise prescribed by New York law, but any by-law adopted by the board of directors may be amended or repealed by the shareholders entitled to vote thereon as provided by New York law. The Avnet certificate of incorporation authorizes the board of directors to adopt, amend or repeal its by-laws.

Dividends and Distributions

Texas law generally provides that the board of directors of a corporation may authorize and the corporation may declare and pay dividends or make other distributions on its outstanding shares subject to any restrictions in its articles of incorporation. Kent's articles of incorporation contain no such restrictions. However, distributions may not be made if, after giving effect to the distribution, the corporation would be insolvent or the distribution exceeds the surplus (defined as the excess, if any, of net assets over stated capital) of the corporation.

Under New York law, a corporation may declare and pay dividends, or make other distributions in cash or its bonds or its property, on its outstanding shares except when the corporation is insolvent or would thereby be made insolvent, or when the declaration, payment or distribution would be contrary to any restrictions contained in the certificate of incorporation. Avnet's certificate of incorporation contains no such restrictions. In general, dividends may be declared or paid and other distributions may be made out of surplus only, so that the net assets of the corporation remaining after such declaration, payment or distribution shall at least equal the amount of its stated capital.

Shareholder Action by Written Consent

Under Texas law, unless otherwise provided in the certificate of incorporation, any action required or which may be taken at a meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holder or holders of all the shares entitled to vote with respect to the action that is the subject of the consent. The Kent articles of incorporation do not authorize shareholders to act by less than unanimous written consent.

New York law provides that shareholder action may be taken without a meeting upon the written consent of the holders of all outstanding shares entitled to vote, or if the certificate of incorporation so provides, upon the written consent of holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted. The Avnet certificate of incorporation does not authorize shareholders to act by less than unanimous written consent.

Director Nominations and Shareholder Proposals

The Kent by-laws require that to properly bring a director nomination or shareholder proposal before the annual meeting, a shareholder must give notice thereof to the corporate secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the meeting is changed by more than 30 days from such anniversary date, notice by the shareholder to be timely must be received no later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made. In the event of a special shareholder meeting at which directors are to be elected, such notice of nomination shall be given not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made.

The Avnet certificate of incorporation and by-laws do not impose any notice requirements for a director nomination or shareholder proposal. However, any such proposal is subject to the deadlines and conditions set out in SEC Rule 14a-8 if the proponent wants it included in Avnet's proxy materials for a meeting of shareholders.

Special Shareholder Meetings

Under Texas law, special meetings of the shareholders may be called by the president, the board of directors, a person authorized by the articles of incorporation or by-laws, or by the holders of not less than 10% of all the shares entitled to vote at the special meeting, unless the articles of incorporation provide otherwise, but in no event may the articles of incorporation require a number of shares greater than 50% to call a special meeting. The Kent by-laws provide that special shareholder meetings may be called by the chairman of the board, any one of the directors, the president or the holders of not less than one-tenth of all the shares having voting power at such meeting.

New York law provides that special meetings of shareholders may be called by the board of directors and by such persons as may be authorized in the certificate of incorporation or the by-laws. The Avnet by-laws provide that special meetings of the shareholders may be called by the board of directors or the chairman of the board, and shall be called by the chairman of the board, the president or the secretary at the written request of shareholders owning 75% of the shares entitled to vote at the meeting.

New York law also provides that, if, for a period of one month after the date fixed by or under the by-laws for the annual meeting of shareholders or, if no date has been so fixed, for a period of 13 months after the last annual meeting, there is a failure to elect a sufficient number of directors to conduct the business of the corporation, the board of directors shall call a special meeting for the election of directors. If such special meeting is not called by the board of directors within two weeks after the expiration of such period or if it is called but there is a failure to elect such directors for a period of two months after the expiration of such period, holders of 10% of the votes of the shares entitled to vote in an election of directors may, in writing, demand the call of a special meeting for the election of directors.

Under Texas law, only business within the purpose or purposes described in the notice of the shareholder meeting may be conducted at a special meeting of the shareholders. Under New York law, only such business may be transacted at a special meeting which is related to the purpose or purposes set forth in the notice of meeting.

Classified Board of Directors

As permitted by Texas law, Kent's by-laws provide that its board of directors shall be divided into three classes, as nearly equal in number as possible as determined by the board of directors, with the term of office of one class expiring each year.

New York law permits the certificate of incorporation or by-laws of a New York corporation to divide its directors into as many as four classes with staggered terms of office. However, Avnet's certificate and by-laws do not so provide for a classified board of directors. Therefore, all of its directors are elected annually for one-year terms.

Removal of Directors

Under Texas law, in the case of a corporation whose directors have been classified as permitted by statutory provisions, and unless the articles of incorporation provide otherwise, a director may not be removed except for cause. Kent's by-laws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 66⅔% of all shares of stock entitled to vote at a meeting of shareholders, voting together as a single class.

New York law provides that any or all of Avnet's directors may be removed for cause by vote of the shareholders, and, if the certificate of incorporation or the specific provisions of a by-law adopted by the shareholders so provides, directors may be removed by action of the board of directors. If the certificate of incorporation or the by-laws so provide, any or all of the directors may be removed without cause by vote of the shareholders. The Avnet certificate of incorporation provides that directors may be removed without cause by the vote of shareholders holding a majority of the shares of Avnet common stock. An action to procure a judgment removing a director for cause may be brought by the attorney general of New York or by the holders of 10% of the outstanding shares, whether or not entitled to vote.

Vacancies on the Board

Texas law and the Kent by-laws provide that any vacancies in the board of directors shall be filled by the board of directors, acting by not less than a majority of the directors then in office, even if less than a quorum. In addition, under Texas law, any vacancies in the board of directors may also be filled by election at an annual or special meeting of shareholders called for that purpose.

New York law provides that newly created directorships resulting from an increase in the number of directors and vacancies arising for any reason may be filled by vote of the board of directors, whether or not constituting a quorum, except that:

- vacancies resulting from the removal of directors without cause may be filled only by a vote of the shareholders, unless the certificate of incorporation or a specific provision of a by-law adopted by the shareholders provides that such a vacancy may be filled by a vote of the board of directors; and

- the certificate of incorporation or by-laws may provide that all newly created directorships and vacancies may be filled only by a vote of the shareholders.

The Avnet by-laws provide that any vacancy created by the removal of a director by the shareholders with or without cause may be filled only by a vote of the shareholders, and that any vacancy created for any other reason may be filled by a vote of the board of directors or the shareholders.

Indemnification of Directors and Officers

Texas law and New York law permit a corporation to indemnify its directors and officers for judgments, fines and other expenses incurred by them in connection with an action or proceeding. In connection with any pending, threatened or completed action, suit, or proceeding, Texas law permits such indemnification only against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the person in connection with the proceeding, and New York law permits such indemnification only against amounts paid in settlement and reasonable expenses incurred. In New York and Texas, indemnification is permitted only if the director or officer has acted in good faith and in a manner he or she reasonably believed to be in (in the case of a director acting in his official capacity as a director of the corporation) or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Furthermore, both states' laws provide that expenses incurred in defending any action or proceeding may be paid by the corporation in advance of the final disposition upon receipt of any written undertaking by or on behalf of the director or officer to repay the amount paid if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. Texas law also requires a written affirmation by the director or officer of good faith belief that the director or officer has met the standard of conduct necessary for indemnification.

In Texas, a provision for a corporation to indemnify or to advance expenses, whether contained in the articles of incorporation, the by-laws, a resolution of shareholders or directors, an agreement, or otherwise, is generally valid only to the extent it is consistent with the statutory provisions.

In New York, the statutory provisions for indemnification and advancement of expenses are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or by-laws or, when authorized thereby, in a resolution of directors or shareholders or an agreement providing for indemnification. Such other rights may, for example, provide for indemnification against judgments and fines. New York law does not permit such other indemnification in any case where a judgment or final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

Avnet's and Kent's by-laws provide for mandatory indemnification of directors and officers, and for advancement of indemnified expenses, to the full extent permitted by New York law and Texas law, respectively.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Avnet or Kent pursuant to the foregoing provisions, Avnet and Kent have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Both New York law and Texas law permit a corporation to purchase and maintain insurance on behalf of any director or officer of the corporation against any liability asserted against him or her and incurred by him or her in such capacity, whether or not the corporation would have the power to indemnify the director or officer against such liability. The directors and officers of Avnet are currently covered under directors' and officers' liability insurance. Such insurance, subject to annual renewal and certain rights of the insurer to terminate, provides an aggregate maximum of $50,000,000 of coverage for directors and officers of Avnet and its subsidiaries against claims made during the policy period.

Limitation of Personal Liability of Directors

Texas law provides that a corporation may include in its articles of incorporation a provision which limits or eliminates the liability of directors to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except for conduct specifically excluded from protection. Texas law does not permit the elimination or any limitation of liability of a director for breaching the duty of loyalty, failing to act in good faith, engaging in intentional misconduct or a known violation of law, obtaining an improper personal benefit from the corporation, or violating applicable statutes that expressly provide for the liability of a director. The Kent articles of incorporation provide that a director's liability to Kent shall be eliminated or limited to the fullest extent permitted by Texas law, including any changes in the law after adoption of such articles.

New York law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity. However, no such provision can eliminate or limit the liability of any director

- if a judgment or other final adjudication adverse to such director establishes that such director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, that the director personally gained in fact a financial profit or other advantage to which such director was not legally entitled, or that the director's acts violated certain provisions of New York law, or

- for any act or omission prior to the adoption of such a provision in the certificate of incorporation.

The Avnet certificate of incorporation provides that no director will be personally liable to Avnet or its shareholders for damages for any breach of duty as a director, except if a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled, or that his or her acts violated the provision of New York law that imposes liability on directors who vote for or concur in

- the declaration of a dividend or other distribution to shareholders when the corporation is insolvent or would thereby be made insolvent or when the declaration or distribution would be contrary to any restrictions in the certificate of incorporation or when the stated capital of the corporation would be impaired thereby, or

- the purchase of shares of the corporation except out of surplus or, under certain limited circumstances, out of stated capital, or

- the distribution of assets to shareholders after dissolution of the corporation without providing for all known liabilities, or

- the making of a loan to a director unless authorized by vote of the shareholders.

EXPERTS

The consolidated financial statements of Kent as of April 1, 2000, and April 3, 1999, and for each of the three years in the period ended April 1, 2000, included in Kent's Current Report on Form 8-K dated April 12, 2001, which is incorporated by reference in this proxy statement/prospectus, have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in its report with respect thereto and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and schedule of Avnet as of June 30, 2000, and July 2, 1999, and for the three years in the period ended June 30, 2000, incorporated by reference in this proxy statement/prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of that firm as experts in giving said report.

The consolidated financial statements of Marshall Industries incorporated by reference in this proxy statement/prospectus from Avnet's Current Report on Form 8-K bearing cover date of October 20, 1999, for the fiscal years ended May 31, 1999, 1998 and 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of that firm as experts in giving said report.

LEGAL MATTERS

The validity of the Avnet common stock to be issued pursuant to the merger agreement will be passed upon by David R. Birk, Senior Vice President and General Counsel of Avnet. Mr. Birk beneficially owns 122,325 shares of Avnet common stock, which includes 114,250 shares issuable upon exercise of employee stock options. Certain legal matters in connection with the merger are being passed upon for Avnet by Carter, Ledyard & Milburn, New York, New York, and certain legal matters in connection with the merger are being passed upon for Kent by Locke Liddell & Sapp LLP, Houston, Texas.

ADDITIONAL INFORMATION FOR KENT AND AVNET SHAREHOLDERS

Independent Auditors Will Not Be Present at the Special Meetings

Representatives of Grant Thornton LLP are not expected to be present at the Kent special meeting, and representatives of Arthur Andersen LLP are not expected to be present at the Avnet special meeting.

Shareholder Proposals for the Next Annual Meeting

Kent has not scheduled an annual meeting for 2001 due to the pending merger. Assuming the merger is completed, no 2001 annual meeting will be held for Kent. If the merger were not completed, an annual meeting of shareholders would be held before the end of calendar year 2001. If such a meeting is held, any proposals of Kent shareholders intended to be included in the Kent proxy statement for such meeting would have to be received by Kent at its corporate headquarters, 1111 Gillingham Lane, Sugar Land, Texas 77478, attention Corporate Secretary, a reasonable time before Kent begins to print and mail its proxy materials with respect to such meeting.

Under Kent's by-laws, a shareholder that desires to nominate a person to be elected as a director of Kent or to bring any other matter before an annual meeting of shareholders must give adequate notice to Kent's Secretary. To be adequate, that notice must contain information specified in Kent's by-laws and be received by Kent not less than 90 days nor more than 120 days prior to the date that is the one year anniversary of the previous year's annual meeting. If, however, the date of the annual meeting is changed by more than 30 days from the anniversary date, notice of a nomination or other matter to be brought before the annual meeting must be received by the 10th day following the earlier of (1) the date on which notice of the annual meeting was mailed or (2) the date on which public disclosure of the date of the annual meeting was made.

Avnet currently anticipates that it will hold its 2001 annual meeting of shareholders on November 29, 2001. Any Avnet shareholder who wishes to present a proposal for action at Avnet's 2001 annual meeting should take note that Avnet must receive his or her proposal on or before 5:00 p.m. on June 18, 2001, in order for it to be considered for inclusion in Avnet's proxy statement and form of proxy relating to the 2001 annual meeting. In addition, if at the 2001 annual meeting, a shareholder makes a proposal which is not included in Avnet's proxy statement for the meeting, the form of proxy issued with Avnet's proxy statement may confer discretionary authority to vote for or against such shareholder proposal, unless the shareholder proponent shall have given the Secretary of Avnet notice of such proposal prior to September 4, 2001, and certain other conditions provided for in the rules of the Securities and Exchange Commission are satisfied.

WHERE YOU CAN FIND MORE INFORMATION

Avnet has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act, Registration No. 333-58852, that registers the distribution of the Avnet common stock to the Kent shareholders in the merger. The registration statement, including the attached exhibits and schedule, contains additional relevant information about Avnet common stock. The rules and regulations of the SEC allow us to omit certain information included in the Registration Statement from this proxy statement/prospectus.

Kent and Avnet file periodic reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. These filings contain important information which does not appear in this proxy statement/prospectus. You may read and copy this information at the SEC's public reference room at 450 Fifth Street, Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, such as Kent and Avnet, that make their SEC filings electronically. The address of that site is http://www.sec.gov.

You can also inspect reports, proxy statements and other information about Kent and Avnet at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and, in the case of Avnet, the offices of the Pacific Exchange, Inc., 301 Pine Street, San Francisco, California 94104.

The SEC allows us to "incorporate by reference" information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference becomes a part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Avnet and Kent previously filed with the SEC. These documents contain important information about Avnet, Kent and their finances.

Kent filings (File No. 1-9520)	Period or date
Annual Report on Form 10-K	Fiscal year ended April 1, 2000
Quarterly Reports on Form 10-Q	Quarterly periods ended July 1, 2000, September 30, 2000, and December 30, 2000
Current Reports on Form 8-K	Filed June 14, 2000, October 11, 2000, October 25, 2000, March 30, 2001, and April 12, 2001
Current Reports on Form 8-K/A	Filed December 20, 2000

Avnet filings (File No. 1-4224)	Period or date
Annual Report on Form 10-K, as amended and restated in Amendment No. 1 thereto, dated September 27, 2000	Fiscal year ended June 30, 2000
Quarterly Reports on Form 10-Q	Quarterly periods ended September 29, 2000, and December 29, 2000
Current Reports on Form 8-K	Cover dates October 20, 1999, July 11, 2000, August 7, 2000, September 25, 2000, September 27, 2000, October 12, 2000, October 20, 2000, October 20, 2000, October 26, 2000, October 26, 2000, October 31, 2000, January 17, 2001, February 12, 2001, April 19, 2001, and April 26, 2001
Description of Avnet's common stock which appears in Avnet's registration statement for the registration of Avnet's common stock under the Securities Exchange Act of 1934, including any amendment or reports filed to update this description	

Avnet and Kent also incorporate by reference in this proxy statement/prospectus additional documents that they may file with the SEC between the date of this proxy statement/prospectus and the date of the Kent special meeting and the Avnet special meeting. These documents include periodic reports such as an annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

Kent has supplied all information contained or incorporated by reference in this proxy statement/ prospectus relating to Kent, and Avnet has supplied all such information relating to Avnet.

AMENDED AND RESTATED

AGREEMENT

AND

PLAN OF MERGER

by and between

AVNET, INC.

and

KENT ELECTRONICS CORPORATION

Dated as of March 21, 2001

TABLE OF CONTENTS

Annexes

Annex A	Amended and Restated Inducement Agreement
Annex B	Amended and Restated Option Agreement
Annex C	Affiliate Letter

Schedules

Schedule 1.12	Closing Date Payments
Schedule 2.01(a)	Organization; Subsidiaries
Schedule 2.01(b)	Capitalization of Company and Company's Subsidiaries
Schedule 2.02	Options
Schedule 2.04	No Conflicts
Schedule 2.05	Company Required Consents
Schedule 2.06	Financial Statements
Schedule 2.08	Certain Events
Schedule 2.09	Material Contracts; Customers and Suppliers
Schedule 2.10	Certain Property or Assets
Schedule 2.11(a)	Company Employee Benefit Plans
Schedule 2.11(b)	Certain Company Benefit Plan Operations
Schedule 2.11(d)	Certain Company Benefit Plan Contributions
Schedule 2.11(e)	Certain Company Benefit Plan Matters
Schedule 2.11(i)	Certain Company Benefits
Schedule 2.12	Employment Agreements
Schedule 2.13	Legal Proceedings
Schedule 2.14	Compliance with Law
Schedule 2.16	Company Insurance Policies
Schedule 2.17	Certain Environmental Matters
Schedule 2.18	Intellectual Property
Schedule 2.20	Related Party Transactions
Schedule 2.22	Brokers; Advisors
Schedule 3.04	Parent Required Consents
Schedule 4.05	Conduct of Company Business

[The above Annexes and Schedules are omitted herein.]

Amended and Restated Agreement and Plan of Merger

THIS AMENDED AND RESTATED AGREEMENT and **PLAN OF MERGER** (this **"Agreement"**) is entered into as of March 21, 2001 by and between Avnet, Inc., a New York corporation (**"Parent"**), and Kent Electronics Corporation, a Texas corporation (**"Company"**).

RECITALS

WHEREAS, Parent and Company are, together with Alpha Acquisition Corp., a Texas corporation (**"Alpha"**), parties to an Agreement and Plan of Merger dated as of March 21, 2001, and wish to amend and restate such Agreement and Plan of Merger to remove Alpha as a party thereto and otherwise to provide for the acquisition of Company by Parent on the terms and conditions set forth herein;

WHEREAS, the respective Boards of Directors of Parent and Company have each approved the acquisition of Company upon the terms and subject to the conditions set forth herein;

WHEREAS, to induce Parent to enter into this Agreement, (i) certain beneficial and record holders of capital stock of Company are entering into an Amended and Restated Inducement Agreement (the **"Inducement Agreement"**) with Parent, the form of which is attached hereto as Annex A to this Agreement, pursuant to which, among other things, such record holders have granted to Parent an irrevocable proxy to vote their capital stock of Company in favor of the transactions contemplated by this Agreement, (ii) Larry D. Olson and Mark A. Zerbe have each executed and delivered an employment agreement with Parent, effective as of the Effective Time, in form and substance acceptable to Parent, and (iii) Company is entering into an Amended and Restated Option Agreement (the **"Option Agreement"**) granting Parent the right to acquire up to 2,863,474 shares of common stock, without par value, of Company (**"Company Common Stock"**) upon the terms and conditions set forth therein, in the form of Annex B to this Agreement;

WHEREAS, Parent and Company intend the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code;

WHEREAS, Parent and Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and prescribe various conditions to the Merger; and

WHEREAS, capitalized terms used herein but not otherwise defined where referenced shall have the meanings ascribed to such terms in Article VIII hereof.

NOW, THEREFORE, in consideration of the foregoing premises and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.01   *The Merger.*   Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), Company will be merged with and into Parent and the separate corporate existence of Company will thereupon cease (the **"Merger"**). Parent will be the surviving corporation in the Merger (sometimes hereinafter referred to as the **"Surviving Corporation"**) and will continue to be governed by the laws of the State of New York. The separate corporate existence of Company will cease and Parent will succeed to all of the rights and properties of Company and will be subject to all of the debts and liabilities of Company.

Section 1.02   *Closing.*   The closing of the transactions contemplated hereby (the **"Closing"**) will take place (i) at the primary offices of Carter, Ledyard & Milburn at 10:00 A.M., New York time on the second business day after the day on which the last of the conditions set forth in **Article V** is fulfilled or waived in accordance with this Agreement or (ii) at such other place and time or on such other date as the parties hereto may agree (the date of the Closing, the **"Closing Date"**).

Section 1.03 *Effective Time.* Subject to the provisions of this Agreement and provided that this Agreement has not been terminated or abandoned pursuant to **Article VI,** articles of merger and a certificate of merger (together, the **"Articles of Merger"**) shall be duly prepared, executed and acknowledged by Company or Parent, as appropriate, and thereafter delivered to (a) the Secretary of State of Texas for filing in accordance with Section 5.04 of the Texas Business Corporation Act (the **"TBCA"**), and (b) the Department of State of New York for filing in accordance with Section 904 of the New York Business Corporation Law (the **"NYBCL"**), on or as soon as practicable after the Closing Date. The Merger will become effective immediately upon the issuance of a certificate of merger by the Secretary of State of Texas pursuant to Section 5.05 of the TBCA and the filing of a certificate of merger by the Department of State of New York pursuant to Section 906 of the NYBCL (or, if the Articles of Merger provide for a subsequent time for effectiveness, at the time thereafter so provided in the Articles of Merger, as provided in Article 10.03 of the TBCA and Section 906 of the NYBCL); the time of such effectiveness is hereinafter referred to as the **"Effective Time"**; and the date of such effectiveness is hereinafter referred to as the **"Effective Date."**

Section 1.04 *Certificate of Incorporation.* The Certificate of Incorporation of Parent in effect immediately prior to the Effective Time will be the Certificate of Incorporation of the Surviving Corporation at and after the Effective Time until duly amended in accordance with the terms thereof and the applicable provisions of the NYBCL.

Section 1.05 *By-Laws.* The By-Laws of Parent in effect immediately prior to the Effective Time will be the By-Laws of the Surviving Corporation at and after the Effective Time until duly amended in accordance with the terms thereof and the applicable provisions of the NYBCL.

Section 1.06 *Officers and Directors.* The persons serving as directors of Parent immediately prior to the Effective Time shall continue as the directors of the Surviving Corporation at and after the Effective Time, and the persons serving as officers of Parent immediately prior to the Effective Time shall continue as the officers of the Surviving Corporation at and after the Effective Time, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Articles of Incorporation and By-Laws.

Section 1.07 *Intentionally Omitted.*

Section 1.08 *Conversion of Shares.* Except as otherwise provided herein, at the Effective Time:

(a) Each share of Company Common Stock (**"Company Shares"**) issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to this Section 1.08) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 0.87 of a fully paid and nonassessable share (**"Conversion Ratio"**) of Common Stock of Parent, par value $1.00 per share (**"Parent Stock"**); *provided, however*, that if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, or exchange of shares, the securities to be received by the shareholders of the Company shall be appropriately and correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

(b) Each Company Common Share held immediately prior to the Effective Time by Company or Parent or any of their wholly-owned subsidiaries (other than shares held in trust or otherwise in a representative capacity) (the **"Canceled Shares"**) shall be retired automatically, and no consideration shall be payable with respect thereto.

Section 1.09 *Surrender of Shares; Transfer Books.*

(a) *Exchange Agent.* Before the mailing of the Proxy Statement/Prospectus, Parent will appoint a bank or trust company to act as exchange agent (the **"Exchange Agent"**) for the payment of the Merger Consideration. Parent will furnish the Exchange Agent forthwith upon the Effective Time with cash (to the extent required by Section 1.09(e)) and certificates representing such number of shares of Parent Stock as the Exchange Agent shall require in order to transmit the Merger Consideration to shareholders surrendering certificates that immediately prior to the Effective Time represented Company Shares in accordance with paragraph (b) of this Section 1.09.

(b) *Exchange Procedures for Shares of Company Common Stock.* As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to transmit to each holder of record of a certificate that immediately prior to the Effective Time represented Company Shares (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificates shall pass, only upon proper delivery of the certificates to the Exchange Agent and shall be in customary form) and (ii) instructions for use in effecting the surrender of such certificates in exchange for the Merger Consideration. Each holder of an outstanding certificate or certificates which immediately prior to the Effective Time represented Company Shares shall, upon surrender to the Exchange Agent of such certificate or certificates in accordance with such letter of transmittal, duly executed, and acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of full shares of Parent Stock, if any, to be received by the holder thereof pursuant to this Agreement and the cash, if any, payable in lieu of any fractional shares. The Exchange Agent will accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there will be no further transfer on the records of the Surviving Corporation or its transfer agent of Company Shares which have been converted pursuant to this Agreement into the right to receive the Merger Consideration, and if certificates immediately prior to the Effective Time represented Company Shares are presented to the Surviving Corporation for transfer, they will be canceled against delivery of certificates for Parent Stock (and cash to the extent required by Section 1.09(e)). If any certificate for such Parent Stock is to be issued in, or if cash is to be remitted to, a name other than that in which the certificate that formerly represented Company Shares surrendered for exchange is registered, it will be a condition of such exchange that the certificate so surrendered will be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the person requesting such exchange will pay to the Surviving Corporation or its transfer agent any transfer or other taxes required by reason of the issuance of certificates for such Parent Stock in a name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of the Surviving Corporation or its transfer agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 1.09(b), each certificate that formerly represented Company Shares which have been converted into the right to receive the Merger Consideration will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by Section 1.08 and Section 1.09(e). No interest will be paid or will accrue on any cash payable in lieu of any fractional shares of Parent Stock.

(c) *Distributions with Respect to Unexchanged Shares.* No dividends or other distributions with respect to Parent Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate that formerly represented Company Shares with respect to the shares of Parent Stock to be received in respect thereof and no cash payment in lieu of fractional shares will be paid to any such holder pursuant to Section 1.09(e) until the surrender of such certificate in accordance with this Article I. Subject to the effect of applicable laws, following surrender of any such certificate, there will be paid to the holder of the certificate representing whole shares of Parent Stock issued in connection herewith, without interest, (i) at the time of such surrender the amount of any cash payable in lieu of a fractional share of Parent Stock to which such holder is entitled pursuant to Section 1.09(e) and the proportionate amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Stock, and (ii) at the appropriate payment date, the proportionate amount of dividends or other distributions with a record date after the Effective Time but before such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Stock.

(d) *No Further Ownership Rights in Company Common Stock.* All Merger Consideration paid upon the surrender for exchange of certificates that formerly represented Company Shares in accordance with the terms of this Article I will be deemed to have been issued and paid in full satisfaction of all rights pertaining to the Company Shares represented by such certificates.

(e) *No Fractional Shares; Exchange Agent.*

(i) *No Fractional Shares.* No fractional shares of Parent Stock and no certificates or scrip representing fractional shares of Parent Stock will be issued in connection with the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Surviving Corporation after the Merger.

(ii) *Cash Payment in Lieu of Fractional Shares.* Each record holder of Company Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Stock (after taking into account all Company Shares held by such holder) will be entitled to receive, in lieu thereof upon surrender of the certificates that immediately prior to the Effective Time represented Company Shares, a cash payment (without interest) in lieu of such fractional share in an amount equal to the product of such fraction multiplied by $25.84.

(iii) *Termination of Exchange Agent's Duties.* Any holders of certificates that immediately prior to the Effective Time represented Company Shares who have not complied with this Article I within six months after the Effective Time will thereafter look only to Parent for payment of the Merger Consideration.

(iv) *No Liability.* None of Parent, Company or the Exchange Agent will be liable to any person in respect of any shares of Parent Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificates that immediately prior to the Effective Time represented Company Shares have not been surrendered before such date on which any shares of Parent Stock, any cash in lieu of fractional shares of Parent Stock, or any dividends or distributions with respect to shares of Parent Stock in respect of such certificate would otherwise escheat to or become the property of any governmental entity, any such shares, cash, dividends or distributions in respect of such certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

Section 1.10 *Options and Warrants.* (a) Prior to the Effective Time, the Board of Directors of Company and the Board of Directors of Parent (or, if appropriate, respective committees thereof) shall adopt appropriate resolutions and take such action as may be required, under the Option Plans (as defined in Section 2.02) such that, at the Effective Time,

(i) each Option Plan shall continue in existence and each Option (as defined in Section 2.02) under each such Option Plan, whether or not then exercisable, shall be assumed by Parent and converted into an option (**"Assumed Option"**) to acquire on the same terms and conditions as were applicable under the Option, shares of Parent Stock; provided, that the number of shares of Parent Stock subject to such Assumed Option under such Option Plan shall be determined by multiplying the number of shares of Company Common Stock subject to such Option by the Conversion Ratio (with such share number rounded down to the nearest whole number), and the exercise price of each such Assumed Option shall be determined by dividing the exercise price of the Option by the Conversion Ratio (with such exercise price rounded up to the nearest penny); provided further, however, that, in the case of any Option to which Code Section 421 applies by reason of its qualification under any of Code Sections 422-424, the option exercise price, the number of shares that may be acquired pursuant to such option and the terms and conditions of exercise of such Option shall be determined to comply with Code Section 425(a), and

(ii) each Warrant (as defined in Section 2.02), whether or not then exercisable, will be converted into a right to acquire shares of Parent Stock, subject to terms and conditions materially equivalent, in the reasonable judgment of the Board of Directors of Parent, to the terms and conditions set out in such Warrant; provided, that the number of shares of Parent Stock subject to such right shall be determined by multiplying the number of shares of Company Common Stock subject to such Warrant by the Conversion Ratio (with such share number rounded down to the nearest whole number); and the exercise price of such right shall be determined by dividing the exercise price of such Warrant by the Conversion Ratio.

(b) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Stock for delivery upon exercise of the Assumed Options. As soon as practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate forms) or a post-effective amendment to the Registration Statement, with respect to the shares of Parent Stock subject to the Assumed Options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses in connection therewith) for so long as any Assumed Options remain outstanding.

Section 1.11 *Affiliates.* Certificates representing Parent Stock issued to any director or executive officer of Company or any other Person deemed by Company to be an **"affiliate,"** for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), of Company (**"Company Affiliates"**) will bear an appropriate restrictive legend. On or prior to the Closing Date, Company will deliver to Parent a list certified by an appropriate executive officer of Company of all persons who are then Company Affiliates. Company will promptly amend or supplement this list as changes occur. Company will cause each person named in any such list, amendment or supplement to deliver promptly to Parent a letter substantially in the form of **Annex C** to this Agreement.

Section 1.12 *Closing Day Payments.* On the Closing Date and without the further consent of Parent (provided, however, with respect to all payments which are disclosed in the Disclosure Schedule as estimated payments, only after reasonable consultation with Parent concerning the actual payment amounts), Company shall be entitled to make any payment to employees, advisors or other parties which are conditioned in whole or in part on the consummation of the transactions contemplated hereby, to the extent and only to the extent such persons and such payments are specifically disclosed in Section 1.12 of the Disclosure Schedule.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company makes the representations and warranties set forth in this Article II to Parent. All representations and warranties of Company set forth in this Article II are made subject to the exceptions which are noted in the schedules delivered by Company to Parent concurrently herewith and identified by the parties as the "Disclosure Schedule". The Disclosure Schedule has been delivered by Company to Parent on the date hereof, and the Disclosure Schedule has been reviewed and accepted by Parent. Each exception noted in the Disclosure Schedule is numbered to correspond to the applicable Section of this Article II or other Article to which such exception refers; provided, however, that all exceptions set forth in the Disclosure Schedule shall be deemed to be disclosed not only in connection with the representation and warranty specifically referenced on a specified section of the Disclosure Schedule, but for all purposes relating to each of the other representations and warranties of Company set forth in this Article II so long as the relevance of such disclosure to such other representation or warranty is reasonably apparent from the terms of such disclosure without investigation by Parent.

Section 2.01 *Organization; Subsidiaries*

(a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, and, except as disclosed in Section 2.01 of the Disclosure Schedule, each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and is in good standing as a foreign corporation qualified to do business in each jurisdiction where the properties owned, leased or operated, or the business conducted by it requires such qualification, except for such failure to so qualify or to be in such good standing which is not reasonably likely to have a Company Material Adverse Effect. Company and its Subsidiaries have the requisite power and authority to own, lease and operate their respective properties and to carry on their respective businesses as now being conducted.

(b) Section 2.01 of the Disclosure Schedule lists all Subsidiaries of Company and correctly sets forth the capitalization of each such Subsidiary, the jurisdiction in which Company and each such Subsidiary is organized or formed and each jurisdiction in which Company and each such Subsidiary is qualified or licensed to do business as a foreign corporation. As used in this Agreement, the term **"Subsidiary"** shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated or domestic or foreign to the United States of which (a) such party or any other Subsidiary of such party is a general partner (excluding such partnerships where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership) or (b) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries. Section 2.01 of the Disclosure Schedule correctly lists the current directors and officers of Company and of each of its Subsidiaries. True, correct and complete copies of the respective charter documents and by-laws of Company and each of its Subsidiaries as in effect on the date hereof have been made available to Parent.

(c) All outstanding securities or other ownership interests in each of the Subsidiaries listed on Section 2.01 of the Disclosure Schedule, except as disclosed on Section 2.01 of the Disclosure Schedule, are owned of record and beneficially by Company or another of Company's wholly-owned Subsidiaries, subject to no lien, claim, charge or encumbrance, and have been duly authorized and are validly issued, fully paid and nonassessable. Company does not directly or indirectly own or hold any interest in any corporation, association or business entity other than those listed on Section 2.01 of the Disclosure Schedule. There are no irrevocable proxies, voting agreements, or voting trusts with respect to any of the securities or other ownership interests of the Subsidiaries and no restrictions on Company to vote any of the stock or other securities of any of the Subsidiaries.

Section 2.02 *Capitalization.*

(a) The authorized capital stock of Company consists of (i) 60,000,000 shares of Company Common Stock; and (ii) 2,000,000 shares of Preferred Stock, par value $1.00 per share, which shares have been designated as Series A Preferred Stock (the **"Preferred Stock"**). As of February 12, 2001 (a) 28,634,737 shares of Company Common Stock were issued and outstanding, (b) no shares of Preferred Stock were issued and outstanding, and (c) as of December 30, 2000: 26,500 shares of Company Common Stock were reserved for issuance pursuant to Company's Amended and Restated 1987 Stock Option Plan, as amended, under which options to purchase 26,500 shares of Company Common Stock were outstanding; 53,250 shares of Company Common Stock were reserved for issuance pursuant to Company's 1991 Non-Employee Director Stock Option Plan, as amended, under which options to purchase 53,250 shares of Company Common Stock were outstanding; 200,000 shares of Company Common Stock were reserved for issuance pursuant to Company's Amended and Restated 1996 Non-Employee Director Stock Option Plan, under which options to purchase 147,500 shares of Company Common Stock were outstanding; 677,500 shares of Company Common Stock were reserved for issuance pursuant to Company's Amended and Restated 1998 Stock Option Plan, under which options to purchase 587,090 shares of Company Common Stock were outstanding; 746,100 shares of Company Common Stock were reserved for issuance pursuant to Company's 1999 Stock Option Plan, under which options to purchase 334,200 shares of Company Common Stock were outstanding; 1,158,971 shares of Company Common Stock were reserved for issuance pursuant to Company's 1996 Employee Incentive Plan, under which options to purchase 1,093,524 shares of Company Common Stock were outstanding; and 182,500 shares of Company Common Stock were reserved for issuance pursuant to the stock option plans set forth and described individually in Section 2.02 of the Disclosure Schedule (collectively the foregoing plans are referred to as the **"Option Plans"**, and options issued thereunder are referred to as **"Options"**). All the outstanding shares of Company's capital stock are, and all of Company Common Stock shares that may be issued pursuant to the exercise of outstanding Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive or other similar rights. Section 2.02 of the Disclosure Schedule sets forth a complete and correct list of the Options as of December 30, 2000, including for each the name of the Option holder, the date of grant, the expiration date, the plan under which the Option (or any portion thereof) was granted, and the number of shares subject to such Option. Since December 30, 2000, Company has granted no Options except Options granted in the ordinary course of business on terms and in quantities consistent with past practice. As of the date hereof, there is outstanding $207,000,000 in aggregate principal amount of Company's 4.5% Convertible Subordinated Notes due 2004 (the **"Convertible Notes"**) issued by Company pursuant to the

Indenture with Texas Commerce Bank National Association, as Trustee, dated as of September 23, 1997. Except for the Convertible Notes and except as contemplated by Company's Rights Agreement dated October 21, 1999 between Company and ChaseMellon Shareholder Services, L.L.C. Rights Agent, as amended by an Amendment dated the date hereof (the **"Rights Agreement"**), there are no bonds, debentures, notes or other instruments or evidences of indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which the shareholders of Company or any of its Subsidiaries may vote (**"Voting Debt"**) issued and outstanding. Except as disclosed in Section 2.02 of the Disclosure Schedule, there are no existing options, warrants, calls, rights (including preemptive rights), subscriptions or other rights, agreements, arrangements or commitments of any character, obligating Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interests in, Company or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for such shares, Voting Debt, or equity interests, or obligating Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, subscription or other right, agreement, arrangement or commitment, and (iii) there are no outstanding contractual or other obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock, or the capital stock of any Subsidiary or affiliate of Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity. Except for the Inducement Agreement, there are not as of the date hereof and there will not be at any time on or prior to the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which Company or any of the Subsidiaries is a party or by which any of them is bound relating to the voting of any shares of the capital stock of Company or any agreements, arrangements, or other understandings to which Company or any of its Subsidiaries is a party or by which it is bound that will limit in any way the solicitation of proxies by or on behalf of Company from or the casting of votes by, the shareholders of Company with respect to the Merger. There is no liability for any dividends or other distributions declared or accumulated but unpaid with respect to any capital stock of Company.

(b) All the outstanding shares of Company's capital stock are, and all shares of Company Common Stock that may be issued pursuant to the exercise of outstanding Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive or other similar rights.

Section 2.03 *Authority; Validity.*   Company has full power and authority, corporate or otherwise, to execute and deliver this Agreement and, subject to approval of this Agreement by the shareholders of Company in accordance with the applicable provisions of the TBCA (the **"Company Shareholders' Approval"**), to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Company's Board of Directors. Company's Board of Directors has directed that this Agreement and the transactions contemplated hereby be submitted to Company's shareholders for consideration at a meeting of such shareholders and, except for the Company Shareholders' Approval, no other corporate proceedings on the part of Company are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Upon execution and delivery hereof (assuming that this Agreement is the legal, valid and binding obligation of Parent), this Agreement will constitute the valid and binding obligation of Company enforceable against Company in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or limiting creditors' rights generally and equitable principles.

Section 2.04 *No Conflict.*   Except as disclosed in Section 2.04 of the Disclosure Schedule, and except for the HSR Act, none of Company nor any of its Subsidiaries nor any of their respective assets is subject to or obligated under any charter, bylaw, Contract, or other instrument or any permit, or subject to any Law, which would be defaulted, breached, terminated, forfeited or violated by or in conflict with (or upon the failure to give notice or the lapse of time, or both, would result in a default, breach, termination, forfeiture or conflict with) Company's execution, delivery and performance of this Agreement, the Inducement Agreement and the Option Agreement, and the transactions contemplated hereby and thereby, except where such event or occurrence (i) as of the date hereof is not reasonably likely to result in losses, liabilities, costs or expenses, damage or decline in value to the business, condition or properties of Company's Business (collectively, **"Company Losses"**) that, individually or in the aggregate, would reasonably be likely to have a Company Material Adverse Effect, or (ii) between the date hereof and the Closing Date would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Except as disclosed in Section 2.04 of the Disclosure Schedule and except for compliance with the HSR Act, Company's execution, delivery and performance of this Agreement and the transactions contemplated hereby will not result in the creation of any lien, pledge, security interest or other encumbrance on the assets of Company or any of its Subsidiaries or result in any change in the rights or obligations of any party under, or the acceleration of (with or without the giving of notice or the lapse of time), any provision of any Material Contract of Company or any of its Subsidiaries or any change in the rights or obligations of Company or any of its Subsidiaries under any Law to which Company or any of its Subsidiaries is subject except where such encumbrance or change or acceleration would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

Section 2.05 *Consents.* Except as disclosed in Section 2.05 of the Disclosure Schedule, and other than (i) the issuance of a certificate of Merger by the Texas Secretary of State and the New York Department of State, as provided in Section 1.03, (ii) such consents (including the Company Shareholders' Approval), orders, approvals, authorizations, registrations, declarations and filings as may be required under the TBCA, the NYBCL, applicable state securities laws and the securities laws of any foreign country, (iii) such actions of the Department of Justice and the Federal Trade Commission as may be required under the HSR Act with respect to the Merger and (iv) such other consents, orders, approvals, authorizations, registrations, declarations and filings which, if not obtained or made would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, and that would not impair, prohibit or prevent the consummation of the transactions contemplated hereby, no consent of any Person not a party to this Agreement, or consent of or filing with (including any waiting period) any Governmental Entity is required to be obtained or performed on the part of Company to permit the Merger and the other transactions contemplated hereby.

Section 2.06 *Financial Statements; SEC Filings.*

(a) Company has delivered or made available copies of the following financial statements to Parent: the consolidated balance sheet of Company as of April 1, 2000 and the consolidated statements of earnings, shareholders' equity and cash flows for the fiscal years ended April 1, 2000 and April 3, 1999, in each case including the notes thereto and the related report of Grant Thornton LLP, independent certified public accountants, and the unaudited consolidated balance sheet of Company as of December 30, 2000, and the unaudited consolidated statements of earnings and cash flows for the thirty-nine week periods ended December 30, 2000 and January 1, 2000, in each case including any notes thereto.

(b) All financial statements described in Section 2.06(a) are in accordance with the books and records of Company and have been prepared in accordance with GAAP consistently applied throughout the periods indicated (except as may be indicated on the notes thereto, or in the case of the unaudited statements, as permitted by Form 10-Q). All consolidated balance sheets included in such financial statements present fairly in all material respects the consolidated financial position of Company as of the dates thereof (subject, in the case of the unaudited statements, to customary reclassification or year-end adjustments). Except as and to the extent reflected or reserved against in such consolidated balance sheets (including the notes thereto) as of April 1, 2000, Company did not have any liabilities or obligations (absolute or contingent) of a nature required by GAAP to be reflected in a consolidated balance sheet as of such date. All consolidated statements of income present fairly in all material respects the consolidated results of operations of Company for the periods indicated (subject, in the case of the unaudited statements, to customary reclassification or year-end adjustments).

(c) All trade accounts receivable appearing on Company's consolidated balance sheets as of December 30, 2000 and as of April 1, 2000 arose from bona fide, arms-length transactions for the sale of goods or performance of services, and represent valid obligations arising from sales actually made in the ordinary course of business consistent with past practice and are current and collectible in the amounts appearing thereon, net of any allowances for bad debts and customer returns. As of December 30, 2000, Company was in possession of inventory having an aggregate value as reflected on such consolidated balance sheet as of such date. All allowances and reserves reflected in such consolidated balance sheet have been determined in accordance with GAAP. Since April 1, 2000, Company has not made any changes in the accounting principles it has followed theretofore in preparing its consolidated financial statements, and all transactions have been recorded in Company's accounting records substantially in the same manner as theretofore recorded.

(d) Company has timely filed with the SEC all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under the Securities Act, the Exchange Act and the respective rules and regulations of the SEC thereunder which were required to be filed after January 1, 2000 (such forms, statements, reports and documents are collectively referred to as the **"Company SEC Filings"**). Company "meets the requirements for use of Form S-3" within the meaning of General Instruction C.1.a. to Form S-4 under the Securities Act.

(e) As of their respective dates, (i) each of Company's past Company SEC Filings was, and each of its future Company SEC Filings will be, prepared in compliance in all material respects with the applicable requirements of the Securities Act and the Exchange Act; and (ii) none of its past Company SEC Filings did, and none of its future Company SEC Filings will, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(f) Except as disclosed in Section 2.06(f) of the Disclosure Schedule, neither Company nor any of its Subsidiaries is obligated to make earnout payments or other similar payments of cash or securities arising from completed acquisitions of businesses by Company and its Subsidiaries to the former owners of such businesses.

Section 2.07   *Tax Matters.*

(a) Except as disclosed in Section 2.07 of the Disclosure Schedule, Company and each of its Subsidiaries have filed all Tax Returns required to be filed by them, except where failures to file such Tax Returns would not, individually or in the aggregate, have a Company Material Adverse Effect, and all such Tax Returns are complete and accurate in all material respects. Company and each of its Subsidiaries have paid (or Company has paid on their behalf) all Taxes, whether or not shown as due on such Tax Returns. The most recent financial statements referred to in Section 2.06 reflect an adequate reserve for all Taxes payable by Company and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements and no liabilities for Taxes have been incurred by Company or any of its Subsidiaries subsequent to such date other than in the ordinary course of its business.

(b) No action, suit, investigation, audit, claim, assessment or adjustment is pending or, to the Company's knowledge, proposed or threatened with respect to a material amount of Taxes of Company or any of its Subsidiaries.

(c) There is no agreement or other document extending, or having the effect of extending, the period of assessment or collection of any material amount of Taxes and no power of attorney with respect to any Taxes has been executed or filed with any taxing authority.

(d) Neither Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing agreement, Tax indemnity obligation or similar agreement, arrangement or practice with respect to a material amount of Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any taxing authority), and none of Company or any Subsidiary has been a member of any group of corporations filing federal, state, local or foreign Tax Returns on a combined or consolidated basis other than each such group of which it is currently a member.

(e) Neither Company nor any of its Subsidiaries shall be required to include in a taxable period ending after the Effective Time a material amount of taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting.

(f) All material amounts of Taxes which Company or any Subsidiary is required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued.

(g) Neither Company nor any of its Subsidiaries has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(2) of the Code) owned by Company or any of its Subsidiaries.

(h) Except as disclosed in Section 2.07 of the Disclosure Schedule,neither Company nor any of its Subsidiaries is a party to any agreement, contract or arrangement (including this Agreement and any ancillary agreements) that could result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code or that would not be deductible pursuant to the terms of Section 162(m) of the Code.

(i) Neither Company nor any of its Subsidiaries is a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

(j) Neither Company nor any of its Subsidiaries has agreed, or is otherwise required, to make any adjustments pursuant to Code Section 481(a) or any similar provision of state, local or foreign law, or has any application pending with any taxing authority requesting permission for a change in accounting methods.

(k) Except as disclosed in Section 2.07 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has requested or been granted an extension of time for filing any Tax Return that has not yet been filed.

(l) To the Company's knowledge, Company and its Subsidiaries have not taken any action which would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

Section 2.08 *Absence of Certain Changes or Events.* Except as disclosed in Section 2.08 of the Disclosure Schedule (or disclosed in the Company SEC Filings), since April 1, 2000, there has not been (a) any event which has resulted in, or is likely to result in, a Company Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend (whether in cash, stock or property) in respect of the capital stock of Company, or any redemption or other acquisition of such stock by Company; (c) any increase in the compensation payable or to become payable by Company to its officers or key employees, except those occurring in the ordinary course of business or pursuant to existing contractual obligations (to the extent such contracts and such contractual obligations are specifically disclosed in Section 2.08 of the Disclosure Schedule), or any material increase in any bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any such officers or key employees; or (d) any labor dispute, other than routine matters, none of which is material to Company's Business.

Section 2.09 *Material Contracts; Customers and Suppliers.* Section 2.09 of the Disclosure Schedule lists each of the Contracts to which Company or any of its Subsidiaries is a party or to which Company, any of its Subsidiaries or any of their respective properties is subject or by which any thereof is bound as of the date hereof other than purchase orders received by the Company or its Subsidiaries in the ordinary course of business requiring the performance of services or delivery of goods by the Company or purchase orders entered into by the Company or its Subsidiaries in the ordinary course of business for the purchase of services or goods by the Company, (i) that would be required by Item 601(b)(4) or 601(b)(10) of SEC Regulation S-K to be filed as an exhibit to an Annual Report on Form 10-K, (ii) that relates to MIS (data processing) equipment or other capital equipment in the amount of $500,000 or more, unless terminable by the Company on sixty (60) or fewer days notice at no cost to the Company, (iii) that involves payments of $1,000,000 or more and contains any provision prohibiting or limiting assignment thereof that would be applicable to the transactions contemplated by this Agreement or allowing termination or the change of any term or provision thereof, or the making of any payment by the Company, in the event of any change in control or merger of Company or any of its Subsidiaries, or (iv) pursuant to which Company or any of its Subsidiaries has the right to borrow money or obtain any financial accommodation (each a **"Material Contract"**) except for those Contracts listed as exhibits to Company's Annual Report on Form 10-K for the fiscal year ending April 1, 2000 or disclosed in Company SEC Filings since April 1, 2000. Except as disclosed in Section 2.09 of the Disclosure Schedule, no breach or default, alleged breach or default or event which would (with the passage of time, notice or both) constitute a breach or default under any such Material Contract by Company or any of its Subsidiaries, as the case may be, or, to Company's knowledge, any other party or obligor with respect thereto, has occurred, except where such breaches or defaults, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect. To Company's knowledge, no party to any Material Contract intends to cancel, withdraw, modify or amend such Material Contract. Section 2.09 of the Disclosure Schedule also lists the ten (10) largest customers of each of the Company's Datacomm and Components divisions during the period from April 1, 2000 through February 24, 2001 (**"Principle Customers"**), and the ten (10) largest suppliers to the Company during the period from April 1, 2000 through February 24, 2001 (**"Principal Suppliers"**). Except as disclosed in Section 2.09 of the Disclosure Schedule, to the knowledge of Company, no (i) Principal Customer, (ii) Principal Supplier, (iii) customer to whom Company sold products in an amount in excess of $500,000 during the calendar year ended December 31, 2000, or (iv) supplier for whom Company sold products in an amount in excess of $1,000,000 during the calendar year ended December 31, 2000 has advised Company that it intends to terminate its relationship with Company as a result of the consummation of the transactions contemplated by this Agreement. Except as set forth in Section 2.09 of the Disclosure Schedule, neither Company nor any of its affiliates is a party to, or in negotiations for the purpose of entering into, any agreement to acquire a majority of the voting securities of, or substantially all of the assets of, any Person or any business division of any Person.

Section 2.10 *Title and Related Matters.* Section 2.10 of the Disclosure Schedule sets forth a list of parcels of real property owned or leased by Company or any of its Subsidiaries, including all sales and distribution facilities and all corporate support and distribution centers. Except as disclosed in Section 2.10 of the Disclosure Schedule, Company has good and indefeasible title to all of its properties, interests in properties and assets, real and personal, reflected in Company's December 30, 2000 consolidated balance sheet or acquired after December 30, 2000 or necessary to conduct its business as now conducted (except properties, interests on properties and assets sold or otherwise disposed of since December 30, 2000 in the ordinary course of business), free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (a) liens for current taxes not yet due and payable, (b) liens for mechanics', carriers', workmens', repairmens', landlord, statutory or common law liens either not delinquent or being contested in good faith, (c) such imperfections of title, liens, restrictions, variances and easements as do not materially detract from the value of or interfere with the value or the present or presently contemplated future use of the properties subject thereto or affected thereby, or otherwise materially impair the present or presently contemplated future business operations at such properties and (d) liens securing debt which is reflected on Company's December 30, 2000 consolidated balance sheet. The plants and equipment of Company that are necessary to the operation of Company's Business are in good operating condition and repair (subject to normal wear and tear). All properties material to the operations of Company are reflected in Company's December 30, 2000 consolidated balance sheet to the extent GAAP requires the same to be reflected.

Section 2.11 *Employee Benefit Plans.*

(a) **Section 2.11(a)** of the Disclosure Schedule lists all employee benefit and compensation plans, programs, policies, agreements and commitments (other than oral employment agreements that are terminable at will by the employer without additional cost) covering any employee or former employee, or the beneficiary of either, of Company or any entity which would be aggregated at any relevant time with Company pursuant to Section 414(b), (c), (m), or (o) of the Code (referred to herein as a **"Company ERISA Affiliate"**), providing benefits in the nature of pension, profit sharing, deferred compensation, retirement, severance, bonus, incentive compensation, stock option, stock bonus, stock purchase, health, medical, life, disability, sick leave, vacation, or other welfare or fringe benefits, including, without limitation, all employee benefit plans (as defined in Section 3(3) of ERISA (referred to herein as the **"Company ERISA Plans"**), and fringe benefit plans (as defined in Code Section 6039D) (together with Company ERISA Plans referred to herein as the **"Company Benefit Plans"**). Except as disclosed in Section 2.11(a) of the Disclosure Schedule, neither Company nor any Company ERISA Affiliate has ever contributed to, or been obligated to contribute to, (i) a multiemployer plan (as defined in Section 3(37) of ERISA) or (ii) a Company Benefit Plan subject to Title IV of ERISA.

(b) Except as disclosed in Section 2.11(b) of the Disclosure Schedule, each Company Benefit Plan is currently, and has been in the past, operated and administered in all material respects in compliance with its (i) terms and (ii) the requirements of all applicable Laws, including, without limitation, ERISA and the

Code, except where noncompliance would not have a Company Material Adverse Effect. Each Company Benefit Plan which is, or was, intended to qualify under Code Section 401(a) (referred to herein as a **"Qualified Plan"**) is, or was, so qualified and either (i) has been determined by the IRS to be so qualified by the issuance of a favorable determination letter a copy of which has been furnished to Parent, which remains in effect as of the date hereof and, to Company's knowledge, nothing has occurred since the date of such letter to cause such letter to be no longer valid, or (ii) is within the **"remedial amendment period"** as defined in Code Section 401(b) and the regulations thereunder. Except as disclosed in Section 2.11(b) of the Disclosure Schedule, all reports, notices and other documents required to be filed with any Governmental Entity or furnished to employees or participants with respect to the Company Benefit Plans have been timely filed or furnished. With respect to the most recent Form 5500 regarding each funded Company Benefit Plan, benefit liabilities do not exceed assets, and no adverse change has occurred with respect to the financial materials covered thereby since the last Form 5500.

(c) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated **"single-employer plan"**, within the meaning of Section 4001(a)(15) of ERISA, currently or previously maintained by any of them, or the single-employer plan of any Company ERISA Affiliate. Company and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a **"reportable event"** within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived or extended, other than pursuant to PBGC Reg. Section 4043.66, has been required to be filed for any Company ERISA Plan or by any Company ERISA Affiliate within the 12-month period ending on the date hereof.

(d) Except as disclosed in Section 2.11(d) of the Disclosure Schedule, all contributions required to be paid on or prior to the date hereof to or with respect to any Company Benefit Plan by its terms or applicable law have been paid in full and proper form. Neither any Company ERISA Plan nor any single-employer plan of a Company ERISA Affiliate has an **"accumulated funding deficiency"** (whether or not waived) within the meaning of Code Section 412 or Section 302 of ERISA and no Company ERISA Affiliate has an outstanding funding waiver. Neither Company nor any of its Subsidiaries has provided, or is required to provide, security to any Company ERISA Plan or to any single-employer plan of a Company ERISA Affiliate pursuant to Code Section 401(a)(29). Neither Company nor any of its Subsidiaries has any liability for contributions under ERISA Section 302(c)(ii).

(e) Except as disclosed in Section 2.11(e) of the Disclosure Schedule, the transactions contemplated by this Agreement do not (i) constitute or result in a severance or termination of employment under any Company Benefit Plan for which severance or termination benefits may be payable with respect to any employee covered thereby, (ii) accelerate the time of payment or vesting or increase the amount of benefits due under any Company Benefit Plan or compensation to any employee of Company, (iii) result in any payments (including parachute payments) or funding (through grants or otherwise) of compensation or benefits under any Company Benefit Plan or Law or result in any obligation or liability of Company to any employee of Company or any Company ERISA Affiliate, and except as disclosed in Section 2.11(e) of the Disclosure Schedule the value of benefits under any Company Benefit Plan will in no event be calculated on the basis of any of the transactions contemplated by this Agreement.

(f) Neither Company nor any Company ERISA Affiliate, nor to Company's knowledge any other **"disqualified person"** or **"party in interest"** (as defined in Code Section 4975 and Section 3(14) of ERISA, respectively) with respect to any Company ERISA Plan has engaged in any transaction in violation of Section 406 of ERISA for which no class, individual or statutory exemption exists or any **"prohibited transaction"** (as defined in Code Section 4975(c)(1)) for which no class, individual or statutory exemption exists under Code Section 4975(c)(2) or (d), nor has the Company, any Company ERISA Affiliate, or to the knowledge of Company, any other person who is a **"fiduciary"** (as defined in Section 3(21) of ERISA) of any Company ERISA Plan breached or participated in the breach of any fiduciary obligation imposed pursuant to Part 4 of Title I of ERISA.

(g) There are no actions, suits, disputes or claims pending or, to Company's knowledge, threatened (other than routine claims for benefits) or legal, administrative or other proceedings or governmental investigations pending or, to Company's knowledge, threatened, against or with respect to any Company Benefit Plan or the assets of any Company Benefit Plan.

(h) Under each Company ERISA Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all **"benefit liabilities"**, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Plan's most recent actuarial valuation), did not exceed the then current value of the assets of such Plan, and there has been no change in the financial condition of such Plan since the last day of the most recent plan year. The withdrawal liability of Company and its Subsidiaries under each Company ERISA Plan which is a multiemployer plan to which Company, any of its Subsidiaries or any ERISA Affiliate has contributed during the preceding 12 months, determined as if a **"complete withdrawal,"** within the meaning of Section 4203 of ERISA, had occurred as of the date hereof, does not exceed $100,000.

(i) Except as disclosed in Section 2.11(i) of the Disclosure Schedule, no Company Benefit Plan provides or provided health or medical benefits (whether or not insured) with respect to current or former employees of Company or its Subsidiaries beyond their retirement or other termination of service (other than coverage mandated by statutory law).

(j) Each Company ERISA Plan that is an **"employee welfare benefit plan"** as that term is defined in Section 3(1) of ERISA is either (as identified on Section 2.11(a) of the Disclosure Schedule): funded through an insurance company contract, funded throughout a tax-exempt **"VEBA"** trust or unfunded. There is no liability in the nature of a retroactive rate adjustment or loss-sharing or similar arrangement, with respect to any Company ERISA Plan which is an employee welfare benefit plan.

(k) Company has made available to Parent true and complete copies of the following with respect to each of the Company Benefit Plans: each plan document, insurance contract, service provider contract or arrangement, and summary plan description or similar plan description, if any; each trust agreement, insurance policy or other instrument relating to the funding thereof; the most recent Annual Report (Form 5500 series) and associated schedules filed with the IRS or the United States Department of Labor for each Company Benefit Plan required to make such filing; the most recent audited financial statement report, if any; the most recent actuarial report, if any; and a description of each unwritten Company Benefit Plan and the individuals covered thereby; and the most recent determination of the IRS with respect to the qualified status of any Company Benefit Plan intended to be qualified under Code Section 401(a).

(l) All Company Benefit Plans maintained outside of the United States comply in all material respects with applicable local law. Company and its Subsidiaries have no material unfunded liabilities with respect to any such Company Benefit Plan.

Section 2.12 *Employment Agreements.*   Except as disclosed in Section 2.12 of the Disclosure Schedule, none of Company or any of its Subsidiaries is a party to any employment, consulting, non-competition, severance, or indemnification agreement with any current or former officer or director or employee of Company or any of its Subsidiaries. True and complete copies of the agreements disclosed in Section 2.12 of the Disclosure Schedule have been furnished to Parent prior to the date hereof. Neither Company nor any of its Subsidiaries is a party to any collective bargaining agreement.

Section 2.13 *Legal Proceedings.*   Except as disclosed in Section 2.13 of the Disclosure Schedule, there is no action, suit or other proceeding pending or, the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries is a party, except (i) workers' compensation claims which are fully insured, subject to Company's retention of liability for the first $700,000 of such claims, and (ii) receivables collections for less than $100,000 where Company is the plaintiff and related countersuits. Except as disclosed in Section 2.13 of the Disclosure Schedule, there is no pending or, to Company's knowledge, threatened judicial or administrative proceeding or investigation affecting Company or any of its Subsidiaries, or involving any of the properties or assets of the Company or any of its Subsidiaries, at law or in equity or before any Governmental Entity or any board of arbitration or similar entity that (i) involves a claimed amount against the Company or any Subsidiary equal to or greater than $100,000, (ii) would reasonably be expected to result in the payment by the Company or any Subsidiary of damages or settlement in an amount equal to or greater than $100,000, or (iii) that if resolved adversely to it would reasonably be likely to result in a Company Material Adverse Effect or could reasonably be expected to impair Company's ability to consummate the Merger.

Section 2.14 *Licenses; Compliance with Law; Accuracy of Certain Information.* Except as disclosed in Section 2.14 of the Disclosure Schedule, all licenses, franchises, permits and other governmental authorizations (collectively, **"Licenses"**) held by Company and its Subsidiaries that are used in Company's Business are valid and sufficient for all business presently carried on by Company, except where the failure to maintain such valid and sufficient Licenses would not be reasonably likely to result in a Company Material Adverse Effect. No suspension, cancellation or termination of any such Licenses is threatened or imminent. No such License has been revoked, conditioned (except as may be customary) or restricted and no action (equitable, legal or administrative), arbitration or other process is pending, or to the Company's knowledge, threatened in writing which in any way challenges the validity of, or seeks to revoke, condition or restrict any such License. Except as disclosed in Section 2.14 of the Disclosure Schedule, and except for matters addressed in Section 2.07 (*Tax Matters.*), Section 2.11 (*Employee Benefit Plans.*), Section 2.17 (*Environmental Matters*), and Section 2.18 (*Intellectual Property.*), which shall be governed exclusively by such Sections, Company's Business is being conducted in compliance with all applicable Laws and is not being conducted in violation of any Law, except for violations which either individually or in the aggregate are not reasonably likely to result in a Company Material Adverse Effect.

Section 2.15 *Accuracy of Proxy Statement/Prospectus.* On the date on which Company mails to its shareholders the Proxy Statement/Prospectus, on the date the Company Shareholders Meeting is held, and on the Effective Date, the Proxy Statement/Prospectus will contain all material statements concerning Company which are required to be set forth therein in accordance with the Securities Act; and at such respective times, the Proxy Statement/Prospectus will not include any untrue statement of a material fact with respect to the Company or omit to state any material fact with respect to Company required to be stated therein or necessary to make the statements therein not misleading. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information concerning Parent or any of Parent's Subsidiaries or advisors included or incorporated by reference in the Proxy Statement/Prospectus.

Section 2.16 *Insurance.* All properties of Company and its Subsidiaries are insured for their respective benefits, in amounts customary and reasonable for the line of business of Company and against all risks usually insured against by Persons of similar size operating similar properties in the localities where such properties are located under valid and enforceable policies issued by insurers of recognized responsibility, except where failure to so insure would not be reasonably likely to have a Company Material Adverse Effect.

Section 2.17 *Environmental Matters.* Except as would not reasonably be likely to result in a Company Material Adverse Effect:

(a) Each of Company and its Subsidiaries is in compliance with all applicable Environmental Laws Neither Company nor any Subsidiary has received any notice of any investigation, claim or proceeding against Company which is pending and unresolved relating to Hazardous Substances or any action pursuant to or violation or alleged violation under any Environmental Law, and Company is not aware of any fact or circumstance that could reasonably be expected to involve the Company or any Subsidiary in any environmental litigation, proceeding, investigation or claim or impose any environmental liability upon Company or any Subsidiary.

(b) To the knowledge of Company, there are no Hazardous Substances in, under or about the soil, sediment, surface water or groundwater on, under or around any properties at any time owned, leased or occupied by Company or any Subsidiary for which Company would incur obligations of remediation under applicable Environmental Laws. Neither Company nor any Subsidiary has disposed of any Hazardous Substances on or about such properties except in compliance with applicable Environmental Laws or in a manner that would not cause Company or any Subsidiary to incur obligations of remediation under applicable Environmental Laws. There is no present release or threatened release of any Hazardous

Substances in, on, under or around such properties for which Company would incur obligations of remediation under applicable Environmental Laws. To the knowledge of Company, neither the Company nor any Subsidiary has disposed of any materials at any site being investigated or remediated for contamination or possible contamination of the environment for which Company would have liability.

(c) Except as set forth in Section 2.17 of the Disclosure Schedule, the Company has provided no indemnities of any kind to any third party with respect to environmental matters concerning the Company, its Subsidiaries, or the assets of either under which Company or a Subsidiary has received notice of actual and unresolved liability.

Section 2.18 *Intellectual Property.*

(a) The Company and each of its Subsidiaries owns, or is licensed or otherwise possesses legally sufficient rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications (in both source code and object code form) and tangible or intangible proprietary information or material that are used or proposed to be used in the business of the Company or such Subsidiary, as currently conducted in any respect (the **"Company Intellectual Property"**). Except as disclosed in Section 2.18 of the Disclosure Schedule, Company has no knowledge of any infringement by any other Person of any of the Company Intellectual Property owned by or exclusively licensed to Company (any such licensed Company Intellectual Property being referred to herein as **"Third Party Intellectual Property"**), and Company has not entered into any agreement to indemnify any other Person against any charge of infringement of any of the Company Intellectual Property Except as disclosed in Section 2.18 of the Disclosure Schedule, to the knowledge of Company, neither Company nor any of its Subsidiaries has violated or infringed any intellectual property right of any other Person, and neither Company nor any of its Subsidiaries has received any written communication (including, without limitation, claims or demands) alleging that it violates or infringes the intellectual property rights of any other Person. Except as disclosed in Section 2.18 of the Disclosure Schedule, neither Company nor any of its Subsidiaries has received any written claim or demand of any Person pertaining to, or any proceeding which is pending or, to the knowledge of Company, threatened, that challenges the rights of Company or any of its Subsidiaries in respect of any Company Intellectual Property, or that claims that any default exists under any Company Intellectual Property. None of the Company Intellectual Property is subject to any outstanding order, ruling, decree, judgment or stipulation by or with any court, tribunal, arbitrator, or other Governmental Entity.

(b) Neither the Company nor any of its Subsidiaries is, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any license, sublicense or agreement concerning Company Intellectual Property. Except as set forth in Section 2.18 of the Disclosure Schedule, no claims with respect to the Company Intellectual Property, any trade secret material to the Company or Third Party Intellectual Property to the extent arising out of any use, reproduction or distribution of such Third Party Intellectual Property by or through the Company or any of its Subsidiaries, are currently pending or, to the knowledge of the Company, are threatened by any person, (i) to the effect that the manufacture, sale, licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by the Company or any of its Subsidiaries infringes on any patent, trademark, trade name, service mark, copyright, or trade secret; (ii) against the use by the Company or its Subsidiaries of any patent, trademarks, trade names, copyrights, trade secrets, technology, know-how or computer software programs and applications used in the business of the Company or any of its Subsidiaries as currently conducted or as proposed to be conducted; (iii) challenging the ownership, validity or effectiveness of any of the Company Intellectual Property or other trade secret material to the Company and its Subsidiaries, or (iv) challenging the Company's or any of its Subsidiaries' license or legally enforceable right to use of the Third Party Intellectual Property.

(c) Except as disclosed in Section 2.18 of the Disclosure Schedule, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement will result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair the Company's or any of its Subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, any license agreement, contract or other arrangement of any nature relating to Company Intellectual Property Rights or Third Party Intellectual Property Rights.

Section 2.19 *Labor Matters.*   There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any group of their respective employees. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or its Subsidiaries nor does the Company know of any activities or proceedings of any labor union to organize any such employees; and neither the Company or any of its Subsidiaries has breached or otherwise failed to comply with any provision of any such agreement or contract and there are no grievances outstanding against any such parties under any such agreement or contract. There are no unfair labor practice complaints pending against the Company or any of its Subsidiaries before the National Labor Relations Board or any current union representation questions involving employees of the Company or any of its Subsidiaries. The Company has no knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company or any of its Subsidiaries. The Company has no knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company or any of its Subsidiaries. No consent of any union which is a party to any collective bargaining agreement with the Company or any of its Subsidiaries is required to consummate the transactions contemplated by this Agreement.

Section 2.20 *Related Party Transactions.*   Except as set forth in the Company's SEC Filings or Section 2.20 of the Disclosure Schedule, no director, officer, or **"affiliate"** (as such term is defined in Rule 12b-2 under the Exchange Act) of the Company (a) has outstanding any indebtedness or other similar obligations of the Company or any of its Subsidiaries, other than ordinary course of business travel advances or (b) other than employment related benefits agreements contemplated by or disclosed in this Agreement, is a party to any legally binding contract, commitment or obligation to, from or with the Company or any of its Subsidiaries.

Section 2.21 *State Takeover Statutes.*   The action of the Board of Directors of the Company in approving the Merger, this Agreement, and the transactions contemplated hereby is sufficient to render inapplicable to the Merger and this Agreement the provisions of Part Thirteen of the TBCA.

Section 2.22 *Brokers; Advisors.*   No broker, investment banker, financial advisor or other person, other than Credit Suisse First Boston Corporation, the fees and expenses of which will be paid by the Company (and are reflected in agreements between Credit Suisse First Boston Corporation and the Company, complete copies of which have been furnished to Parent), is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. A true and complete estimate of the fees and costs of all financial and accounting advisors and legal counsel retained by Company in connection with the negotiation and consummation of the Merger is set forth in Section 2.22 of the Disclosure Schedule. Company will obtain the agreement of Credit Suisse First Boston Corporation to provide the section of the Proxy Statement/Prospectus that describes the procedures it followed in arriving at its fairness opinion.

Section 2.23 *Pooling of Interest.*   Neither Company nor any of its Subsidiaries has taken or agreed or intends to take any action, nor does the Company have any knowledge of any fact or circumstance with respect to Company or its Subsidiaries, which would prevent the Merger from being treated for financial accounting purposes as a "pooling of interests" in accordance with GAAP or the rules, regulations and interpretations of the SEC.

Section 2.24 *Full Disclosure.*   No representation or warranty by the Company herein (including the Schedules and Annexes hereto) or in any certificate furnished by or on behalf of the Company to Parent in connection herewith, taken together with all the other information provided to Parent or its counsel in connection with the transactions contemplated hereby and all the information included in the Company SEC Filings, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF PARENT

Parent hereby represents and warrants to Company as follows:

Section 3.01 *Organization.* Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, and has the requisite power and authority to carry on its business as it is now being conducted.

Section 3.02 *Capitalization.* (a) The authorized capital stock of Parent consists of 300,000,000 shares of Parent Stock, of which 92,261,655 shares were issued and outstanding as of December 29, 2000, and 3,000,000 shares of Parent's Preferred Stock, par value $1.00 per share, of which no shares of Preferred Stock are issued and outstanding. Except as disclosed in the Parent SEC Filings, there are no (i) bonds, debentures, notes or other instruments or evidences of indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which the shareholders of Parent or any of its Subsidiaries may vote (**"Parent Voting Debt"**) issued and outstanding, (ii) existing options (other than director and employee stock options which, as of December 29, 2000 represent an aggregate of 8,377,954 shares of Parent Stock), warrants, calls, rights (including preemptive rights), subscriptions or other rights, agreements, arrangements or commitments of any character, obligating Parent to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Parent Voting Debt of, or other equity interests in, Parent or securities convertible into or exchangeable or exercisable for such shares, Parent Voting Debt, or equity interests, or obligating Parent to grant, extend or enter into any such option, warrant, call, right, subscription or other right, agreement, arrangement or commitment, or (iii) outstanding contractual or other obligations of Parent to repurchase, redeem or otherwise acquire any shares of Parent Stock or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity. There are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party or by which any of them is bound relating to the voting of any shares of the capital stock of Parent or any agreements, arrangements, or other understandings to which Parent or any of its Subsidiaries is a party or by which any of them is bound that will limit in any way the solicitation of proxies by or on behalf of Parent from or the casting of votes by, the shareholders of Parent with respect to the Merger. There is no liability for any dividends or other distributions declared or accumulated but unpaid with respect to any capital stock of Parent.

(b) The shares of Parent Stock to be issued as part of the Merger Consideration have been authorized and when issued and delivered in accordance with the terms of this Agreement, including Company Shareholder Approval and Parent Shareholder Approval, will be validly issued, fully paid and nonassessable, and the issuance thereof is not subject to any preemptive or similar right.

Section 3.03 *Authority; Validity.* Parent and Alpha have full power and authority, corporate or otherwise, to execute and deliver this Agreement and, subject to the approval of this Agreement by the shareholders of Parent (**"Parent Shareholders' Approval"**), to carry out their respective obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Board of Directors of Parent and Alpha. Parent's Board of Directors has directed that this Agreement and the transactions contemplated hereby be submitted to Parent's shareholders for consideration at a meeting of such shareholders and, except for the Parent Shareholders' Approval, no other corporate proceedings on the part of Parent are necessary to authorize this Agreement and the transactions contemplated hereby. Upon execution and delivery hereof (assuming that this Agreement is the legal, valid and binding obligation of Company), this Agreement will constitute the valid and binding obligation of Parent enforceable against Parent in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or limiting creditors' rights generally and equitable principles.

Section 3.04   *No Conflict.*   Neither Parent, nor any of its assets is subject to or obligated under any charter, bylaw, Contract, or other instrument or any permit, or subject to any Law which would be defaulted, breached, terminated, forfeited or violated by or in conflict with (or upon the failure to give notice or the lapse of time, or both, would result in a default, breach, termination, forfeiture or conflict with) Parent's execution, delivery and performance of this Agreement and the transactions contemplated hereby except where such event or occurrence (i) as of the date hereof is not reasonably likely to result in losses, liabilities, costs or expenses, damage, decline in value to the business, condition or properties of Parent's Business (collectively, **"Parent Losses"**) that, individually or in the aggregate, would reasonably be likely to have a Parent Material Adverse Effect; or (ii) between the date hereof and the Closing Date would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. Parent's execution, delivery and performance of this Agreement and the transactions contemplated hereby will not result in the creation of any lien, pledge, security interest or other encumbrance on the assets of Parent or result in any change in the rights or obligations of any party under, or the acceleration of (with or without the giving of notice or the lapse of time), any provision of any Material Contract of Parent or any change in the rights or obligations of Parent under any Law, permit or license to which Parent is subject, except where such encumbrance, change or acceleration would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.

Section 3.05   *Consents.*   Except as disclosed in Section 3.05 of the Disclosure Schedule, and other than the issuance of a certificate of merger by the Texas Secretary of State and the New York Department of State, as provided in Section 1.03, such consents (including the Parent Shareholders' Approval), orders, approvals, authorizations, registrations, declarations and filings as may be required under the TBCA and the NYBCL, applicable state securities laws and the securities laws of any foreign country, the order of the SEC declaring the Registration Statement effective, the listing on the NYSE of Parent Stock issuable in the Merger or upon exercise of the Options, such actions of the Department of Justice and the Federal Trade Commission as may be required under the HSR Act with respect to the Merger, and such other consents, orders, approvals, authorizations, registrations, declarations and filings which, if not obtained or made would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect, and that would not prohibit or prevent the consummation of the transactions contemplated hereby, no consent of any Person not a party to this Agreement, nor consent of or filing with (including any waiting period) any Governmental Entity, is required to be obtained or performed on the part of Parent to permit the Merger and the other transactions contemplated hereby.

Section 3.06   *Legal Proceedings.*   Except as otherwise disclosed by Parent to Company there is no pending or, to Parent's knowledge, threatened judicial or administrative proceeding or investigation affecting Parent that if resolved adversely to Parent would reasonably be likely to result in a Parent Material Adverse Effect or could reasonably be expected to impair its ability to consummate the Merger.

Section 3.07   *Financial Statements, SEC Filings.*

(a) Parent has delivered or made available copies of the following financial statements to Company: (i) the consolidated balance sheet of Parent at June 30, 2000 and the consolidated statements of income, shareholders' equity and cash flows for the years ended June 30, 2000 and July 2, 1999, in each case including the notes thereto and the related report of Arthur Andersen LLP, independent certified public accountants, and (ii) the unaudited consolidated balance sheet of Parent at December 29, 2000 and the unaudited consolidated statements of income and cash flows for the six-month periods ended December 29, 2000 and December 31, 1999, in each case including any notes thereto.

(b) All financial statements delivered pursuant to Section 3.07(a) hereof are in accordance with the books and records of Parent and have been prepared in accordance with GAAP consistently applied throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC). All consolidated balance sheets included on such financial statements present fairly in all material respects the consolidated financial position of Parent as of the dates thereof (subject, in the case of the unaudited statements, to customary reclassification year-end adjustments). Except as and to the extent reflected or reserved against in such consolidated balance sheets (including the notes thereto) as of December 29, 2000, Parent did not have any liabilities or obligations (absolute or contingent) of a nature required by GAAP to be reflected in a consolidated balance sheet as of such date. All consolidated statements of income included on such financial statements present fairly in all material respects the consolidated results of operations of Parent for the periods indicated.

(c) Parent has filed with the SEC all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under the Securities Act, the Exchange Act and the respective rules and regulations of the SEC thereunder (such forms, statements, reports and documents are collectively referred to as the **"Parent SEC Filings"**) required to be filed after January 1, 2000.

(d) As of their respective dates, (i) each of Parent's past Parent SEC Filings was, and each of its future Parent SEC Filings will be, prepared in compliance in all respects with the applicable requirements of the Securities Act and the Exchange Act; and (ii) none of its past Parent SEC Filings did, and none of its future Parent SEC Filings will, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.08 *No Material Adverse Effect.* Since June 30, 2000 there has not been any event which has had or is likely to have a Parent Material Adverse Effect.

Section 3.09 *Accuracy of Proxy Statement/Prospectus.* On the date on which Parent mails to its shareholders the Proxy Statement/Prospectus, on the date the Parent Shareholders Meeting is held, and on the Effective Date, the Proxy Statement/Prospectus will contain all statements concerning Parent which are required to be set forth therein in accordance with the Securities Act and the Exchange Act; and at such respective times, the Proxy Statement/Prospectus will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information concerning Company or any of Company's Subsidiaries or advisors included or incorporated by reference in the Proxy Statement/Prospectus.

Section 3.10 *Reorganization.* Parent has not taken or agreed or intends to take any action, nor does Parent have any knowledge of any fact or circumstance, which would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

Section 3.11 *No Brokers or Finders.* Neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory, brokerage or finder's fees or commissions in connection with the transactions contemplated herein, except that Parent has retained Merrill Lynch, Pierce Fenner, & Smith Incorporated as its financial advisor, whose fees and expenses will be paid by Parent.

Section 3.12 *Full Disclosure.* No representation or warranty by Parent herein (including the Schedules and Annexes hereto) or in any certificate furnished by or on behalf of Parent to Company in connection herewith, taken together with all the other information provided to Company or its counsel in connection with the transactions contemplated hereby and all the information included in the Parent SEC Filings, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.

Section 3.13 *Compliance with Law.* All Licenses held by Parent and its Subsidiaries that are material in connection with Parent's Business are valid and sufficient for all business presently carried on by Parent and its Subsidiaries, except where the failure to maintain such valid and sufficient license would not be reasonably likely to result in a Parent Material Adverse Effect. No suspension, cancellation or termination of any such Licenses is threatened or imminent. Parent's Business is being conducted in compliance with all applicable

Laws and is not being conducted in violation of any Law, except for violations which either individually or in the aggregate are not reasonably likely to result in a Parent Material Adverse Effect.

Section 3.14 *Taxes.* Parent and each of its Subsidiaries have filed all Tax Returns required to be filed by them, or requests for extensions to file such Tax Returns have been timely filed and granted and have not expired, except where failures to file such Tax Returns or request such extensions would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect, and all such Tax Returns are complete and accurate in all material respects. Parent and each of its Subsidiaries have paid (or Parent has paid on their behalf) all Taxes, whether or not shown as due on such Tax Returns. The most recent financial statements referred to in Section 3.06 reflect an adequate reserve for all Taxes payable by Parent and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements and no liabilities for Taxes have been incurred by Parent or any of its Subsidiaries subsequent to such date other than in the ordinary course of its business.

Section 3.15 *Employee Benefits.* Each Parent Benefit Plan is currently, and has been in the past, operated and administered in all respects in compliance with its terms and with the requirements of all applicable Laws, including, without limitation, ERISA and the Code, except where non-compliance would not be reasonably likely to have a Parent Material Adverse Effect.

Section 3.16 *Environmental Matters.* Except as would not reasonably be likely to result in a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have conducted their respective businesses in accordance with all applicable Environmental Laws, and (ii) Parent has not received any written notice of any investigation, claim or proceeding against Parent or any of its Subsidiaries relating to Hazardous Substances.

ARTICLE IV

COVENANTS

Section 4.01 *Access and Information.*

(a) Subject to applicable laws and regulations, upon reasonable notice during the period from the date hereof through the Effective Time, each of Company and Parent shall, and shall cause its Representatives to, and Company shall cause its Subsidiaries to, afford the Representatives of the other party reasonable access during normal business hours to all of the other party's properties, books, records, documents (including, without limitation, Tax Returns for all periods open under the applicable statute of limitations), personnel, auditors and counsel, and each party shall (and Company shall cause its Subsidiaries to) furnish promptly to the other party all information concerning such party as such other party or such other party's Representatives may reasonably request.

(b) All non-public information disclosed by any party (or its Representatives) whether before or after the date hereof, in connection with the transactions contemplated by, or the discussions and negotiations preceding, this Agreement to any other party (or its Representatives) shall be kept confidential by such other party and its Representatives and shall not be used by any such Persons other than as contemplated by this Agreement. Subject to the requirements of applicable Law, Parent, Alpha and Company will keep confidential, and each will cause their respective Representatives to keep confidential, all such non-public information and documents unless such information (i) was already known to Parent, Alpha or Company, as the case may be, as long as such information was not obtained in violation of a confidentiality obligation, (ii) becomes available to Parent, Alpha or Company, as the case may be, from other sources not known by Parent, Alpha or Company, respectively, to be bound by a confidentiality obligation, (iii) is independently acquired by Parent, Alpha or Company, as the case may be, as a result of work carried out by any Representative of Parent, Alpha or Company, respectively, to whom no disclosure of such information has been made, (iv) is disclosed with the prior written approval of Company, Parent or Alpha, as the case may be, or (v) is or becomes readily ascertainable from publicly available information. Upon any termination of this Agreement, each party hereto will collect and deliver to the other, or certify as to the destruction of, all documents obtained by it or any of its Representatives then in their possession and any copies thereof.

(c) Subject to applicable Law, if between the date hereof and the Effective Time any Governmental Entity shall commence any examination, review, investigation, action, suit or proceeding against any party hereto with respect to the Merger, such party shall (i) give the other parties prompt notice thereof, (ii) keep the other parties informed as to the status thereof and (iii) permit the other parties to observe and be present at each meeting, conference or other proceeding and have access to and be consulted in connection with any document filed or provided to such Governmental Entity in connection with such examination, review, investigation, action, suit or proceeding.

(d) Notwithstanding anything to the contrary herein, neither Parent, Alpha nor Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

Section 4.02 *Governmental Filings.*   Subject to the terms and conditions herein provided, the parties hereto shall: (a) promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger; (b) use all reasonable efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and (c) using all reasonable efforts to take, or cause to be taken, all other action and doing, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement.

Section 4.03 *Consents and Approvals.*

(a) Company shall use its commercially reasonable efforts to obtain any and all consents from other parties to all Material Contracts, if necessary or appropriate to allow the consummation of the Merger. Each party hereto shall use its commercially reasonable efforts to obtain any and all permits or approvals of any Governmental Entity required by such party for the lawful consummation of the Merger.

(b) Each party hereto shall, upon request, furnish each other with all information concerning themselves, their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus and the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent or Company to any Governmental Entity in connection with the Merger and the other transactions contemplated hereby.

(c) Each party hereto shall promptly furnish each other with copies of all written communications received by such party or any of their respective Subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

Section 4.04 *Meetings of Shareholders; Securities Filings.*

(a) *Meetings of Shareholders.*   Each of Company and Parent shall take all action necessary in accordance with applicable Laws, its charter documents and the policies of the NYSE to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable to consider and vote upon this Agreement, the Merger and all matters related thereto, in each case, subject to compliance by the directors of Company and Parent respectively with their respective fiduciary duties as advised by counsel (the **"Company Shareholders Meeting"** and **"Parent Shareholders Meeting"**, respectively). Each of Company and Parent shall, through its Board of Directors recommend to their respective shareholders approval of such matters and shall use its best efforts to obtain such approval by its shareholders unless, (i) in the case of Company, Company's Board of Directors determines in good faith, after receipt of written advice from Locke Liddell & Sapp LLP, counsel to Company, that such action creates a reasonable likelihood of constituting a breach of the fiduciary duties of Company's Board of Directors to Company's shareholders under applicable law, and

(ii) in the case of Parent, Parent's Board of Directors determines in good faith, after receipt of written advice from Carter, Ledyard & Milburn, counsel to Parent, that such action creates a reasonable likelihood of constituting a breach of the fiduciary duties of Parent's Board of Directors to Parent's shareholders under applicable law. Company and Parent agree to postpone, delay or adjourn their respective meetings, or to convene a second meeting, in the event insufficient voting shares are present to conduct the meeting.

(b) *Joint Proxy Statement/Prospectus and Registration Statement.*   As promptly as reasonably practicable, Company and Parent shall prepare and Parent shall file with the SEC a registration statement on Form S-4 under the Securities Act and the rules and regulations promulgated thereunder with respect to the Parent Stock to be issued in the Merger (the **"Registration Statement"**) for use in connection with their respective shareholder meetings. Part I of the Registration Statement will be a joint proxy statement/prospectus for distribution to the shareholders of Company and Parent in connection with their respective shareholder meetings (the **"Proxy Statement/Prospectus"**) The Proxy Statement/Prospectus and Registration Statement shall not be filed, and no amendment or supplement to the Proxy Statement/ Prospectus and Registration Statement shall be made by either Company or Parent, without prior consultation with the other party and its counsel. Company and Parent shall cooperate and use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as reasonably practicable. Parent will, as promptly as practicable, provide any written comments received from the SEC with respect to the Registration Statement and advise Company of any verbal comments received from the SEC with respect thereto. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under the securities or **"blue sky"** laws of the various States in connection with the issuance of the Parent Stock pursuant to the Merger.

(c) *Indemnification.*   Each of Company and Parent (each an **"Indemnifying Party"**) agrees to indemnify and hold harmless the other, each person who controls the other within the meaning of the Securities Act, and each director and officer of the other, against any losses, claims, damages, liabilities or expenses (including reasonable counsel fees and costs of investigation and defense) that are based on the ground or alleged ground that the Registration Statement, at the time of its effectiveness, includes an untrue statement of a material fact concerning such Indemnifying Party or omits to state a material fact concerning such Indemnifying Party required to be stated therein or necessary in order to make the statements therein not misleading. These indemnity obligations will remain in force after any termination of this Agreement.

(d) *Listing Application; Blue Sky.*   Parent shall use its reasonable efforts to cause the Parent Stock distributed in connection with the Merger and upon exercise of Options to be authorized for listing on the NYSE. Parent shall make all necessary blue sky law filings in connection with the Merger and exercise of Options.

Section 4.05   *Conduct of Company Business.*   Company covenants and agrees that after the date hereof and prior to the Effective Time (unless Parent shall have agreed in writing):

(a) *Ordinary Course.*   Company will, and will cause its Subsidiaries to, operate Company's Business only in the ordinary course of business consistent with past practices and will use its reasonable efforts to (i) preserve its existing business organization, insurance coverage, rights, licenses or permits, advantageous business relationships, agreements and credit facilities; (ii) retain and keep available the services of its present officers, employees and agents; (iii) preserve the goodwill of its customers, suppliers and others having business relations with it; and (iv) timely pay all Taxes when due in accordance with past practices or accrue and provide for on the books and records of the Company in accordance with GAAP. Subject to compliance with applicable Laws and existing contractual obligations (to the extent such contracts and such obligations are specifically disclosed in Section 4.05 of the Disclosure Schedule), Company and its Subsidiaries will not: (A) enter into any transaction or commitment, or dispose of or acquire any properties or assets, except purchases and sales of inventory in the ordinary course of business consistent with past practices; (B) implement any new employee benefit plan, or employment, compensatory or severance agreement; (C) amend any existing employee benefit plan or employment agreement except as required by Law or by this Agreement; or (D) take any action that would be reasonably likely to jeopardize the continuance of any material supplier or customer relationship, except for efforts to collect accounts receivable or efforts to resolve good faith disputes regarding accounts payable, in each case, in a manner consistent with past practice (E) make any change in the nature of their businesses and operations; (F) enter into any transaction or agreement with any officer, director or affiliate of Company or any of its Subsidiaries; (G) incur or agree to incur any obligation or liability (absolute or contingent) that individually calls for payment by Company or any of its Subsidiaries of more than $250,000 in any specific case in the aggregate, excluding transactions in the ordinary course of business or as contemplated by Company's AFE log (as exists on the date hereof) and other authorized capital expenditures, to the extent disclosed in writing to Parent prior to the date of this Agreement; (H) make any Tax election or make any change in any method or period of accounting or any change in any accounting policy, practice or procedure; or (I) take, or fail to take, any action that would prevent, or would be reasonably likely to prevent, the Merger from qualifying for "pooling of interests" accounting treatment under the requirements of Opinion No. 16 (Business Combinations) of the Accounting Principles Board of the American Institute of Certified Public Accountants, the Financial Accounting Standards Board, and the rules and regulations of the SEC. Notwithstanding the foregoing, Company may, without Parent's consent, negotiate and settle its current dispute with Thayer-Blum Funding II, LLC (**"TBFLLC"**) relating to the Stock Purchase Agreement dated as of October 10, 2000 between Company and TBFLLC concerning the sale by Company of the common stock of K*Tec Electronics Corporation, to the extent that the settlement thereof does not require payment of any amount by Company to TBFLLC.

(b) *Charter Documents.* Company will not amend its Articles of Incorporation or By-Laws and will not permit any of its Subsidiaries to amend their charter documents or by-laws.

(c) *Dividends.* Company will not declare or pay any dividend or make any other distribution in respect of its capital stock.

(d) *Stock.* Company will not split, combine or reclassify any shares of its capital stock, or issue, redeem or acquire (or agree to do so) any of its equity securities, options, warrants, or convertible instruments, except (i) pursuant to existing obligations under Company Benefit Plans or (ii) pursuant to the existing commitments or conversion rights listed on Section 2.02 of the Disclosure Schedule. Company will not grant any Options.

Section 4.06 *Conduct of Parent Business.* Parent covenants and agrees that after the date hereof and prior to the Effective Time (unless Company shall have agreed in writing):

(a) *Ordinary Course.* Parent will, and will cause its Subsidiaries to, operate Parent's Business only in the ordinary course of business consistent with past practices and will use its reasonable efforts to (i) preserve its existing business organization, insurance coverage, rights, licenses or permits, advantageous business relationships, agreements and credit facilities; (ii) retain and keep available the services of its present officers, employees and agents; and (iii) preserve the goodwill of its customers, suppliers and others having business relations with it.

(b) *Charter Documents.* Parent will not amend its Articles of Incorporation or By-Laws.

(c) *Dividends.* Parent will not declare or pay any dividend or make any other distribution in respect of its capital stock, other than its regular quarterly cash dividend consistent with past practice.

(d) *Stock.* Parent will not split, combine or reclassify any shares of its capital stock, or redeem or acquire (or agree to do so) any of its equity securities, options, warrants, or convertible instruments, except pursuant to existing contractual obligations or benefit plans.

Section 4.07 *Publicity.* Company and Parent must mutually agree upon the initial press releases announcing the Merger which shall satisfy the requirements of Rule 425 under the Securities Act and Rule 14a-12 under the Exchange Act. Thereafter, Company and Parent shall coordinate all publicity relating to the transactions contemplated by this Agreement and no party shall issue any press release, publicity statement or other public notice relating to this Agreement, or the transactions contemplated by this Agreement, without prior consultation with both Company and Parent, except to the extent that the disclosing party is advised by its counsel that such action is required by applicable Laws, and then, if practicable, only after consultation with the other party.

Section 4.08   *Notification of Defaults and Adverse Events.*   Company and Parent will promptly notify each other if, subsequent to the date of this Agreement and prior to the Effective Date: (i) an event occurs that may be reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively, or (ii) any suit, action or proceeding is instituted or, to the knowledge of Company or Parent, threatened against or affecting Company or Parent or any of their respective Subsidiaries which, if adversely determined, would be reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect. Each of Company and Parent will promptly notify the other if it determines it is or will be unable to comply with any of its obligations under this Agreement or fulfill any conditions under its control.

Section 4.09   *Satisfy Conditions to Closing.*   Parent and Company shall each use its reasonable best efforts to cause all conditions to Closing to be satisfied.

Section 4.10   *Anti-takeover Statutes.*   If any anti-takeover or similar statute is applicable to the transactions contemplated hereby, including but not limited to Part Thirteen of the TBCA, Parent and Company will grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of such anti-takeover or similar statute on the transactions contemplated hereby.

Section 4.11   *Indemnification; Insurance.*

(a) *Indemnification.*   At all times after the Effective Time, Parent shall indemnify, defend and hold harmless, each present and former director and officer of Company and each such person's personal representative, estate, testator or intestate successors (the **"Indemnified Parties"**) against any and all losses, claims, damages, liabilities, costs, expenses, judgments and amounts paid in settlement with the approval of Parent (which approval shall not be unreasonably withheld) in connection with any actual or threatened claim, action, suit, proceeding or investigation arising out of or pertaining to any action or omission occurring prior to the Effective Time (including without limitation, any which arise out of or relate to the transactions contemplated by this Agreement), whether asserted or claimed prior to, or on or after, the Effective Time, to the full extent Company would be permitted under the TBCA or Company's Articles of Incorporation or By-Laws in effect as of the date of this Agreement (to the extent consistent with applicable law), including, without limitation, provisions relating to advances of expenses incurred in the defense of any action or suit, provided that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Texas law and the Company's Articles of Incorporation and By-laws shall be made by independent counsel appointed by the Surviving Corporation's Board of Directors that shall be acceptable to the Indemnified Party. In addition, Parent shall pay or reimburse, to the maximum extent permissible under the TBCA, expenses incurred by an Indemnified Party in advance of the final disposition of any such action or proceeding after Parent receives a written affirmation by the Indemnified Party of his good faith belief that he has met the standard of conduct necessary for indemnification under the TBCA and a written undertaking by or on behalf of such Indemnified Party to repay the amount paid or reimbursed if it is ultimately determined that indemnification of the Indemnified Party is prohibited by Article 2.02-1E of the TBCA. Without limiting the foregoing, in the event any claim, action, suit, proceeding or investigation is brought against any Indemnified Party, Parent shall be entitled to assume the defense of any such action or proceeding. Upon assumption by Parent of the defense of any such action or proceeding, the Indemnified Party shall have the right to participate in such action or proceeding and to retain its own counsel, but Parent shall not be liable for any legal fees or expenses subsequently incurred by the Indemnified Party in connection with the defense thereof unless (i) Parent has agreed to pay such fees and expenses, (ii) the Indemnified Party shall have been advised by counsel reasonably acceptable to Parent that representation of the Indemnified Party by counsel provided by Parent is not possible due to conflicts of interest between Parent and the Indemnified Party, or (iii) Parent shall have failed in a timely manner to assume the defense of the matter Parent shall not be liable for any settlement of any claim effected without its written consent. Parent shall not, except with the written consent of the Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term the release by the claimant or plaintiff of such Indemnified Party from all further liability in respect of such claim. Any Indemnified Party wishing to claim indemnification under this Section 4.11(a), upon learning of any such claim, action, suit, proceeding or investigation, shall notify Parent (but the failure so to notify Parent shall not relieve it from any liability which it may have under this Section 4.11(a) except to the extent such failure materially prejudices Parent). In addition to the foregoing, and without limiting in any manner the foregoing, after the Effective Time Parent shall assume the obligations of Company under the indemnification agreements set forth in Section 4.04(c), but only to the extent Company would be permitted under the TBCA to perform its obligations under such indemnification agreements.

(b) *Insurance.* For a period of six (6) years after the Effective Date, Parent shall cause to be maintained officers' and directors' liability insurance covering Company's existing officers and directors who are currently covered in such capacities by Company's existing officers' and directors' liability insurance policies on terms substantially no less advantageous to such officers and directors than such existing insurance.

Section 4.12 *Employee Benefits.* (a) At the Effective Time, the Surviving Corporation shall offer all persons who are at the Effective Time employees of Company and its Subsidiaries benefits under Parent Benefit Plans which, in the aggregate, are no less favorable to such employees than those that Parent currently provides to its own employees. Each Parent Benefit Plan shall give credit for purposes of eligibility to participate and vesting to employees of Company and its Subsidiaries for service prior to the Effective Time with Company and its Subsidiaries (and their predecessors, to the extent credit for service with such predecessors was given by Company) to the same extent that such service was recognized under a comparable Company Benefit Plan.

(b) Parent hereby agrees that as of the Closing Date Company may pay to Company employees party to the agreements set forth in Section 4.12 of the Disclosure Schedule the payments and other benefits provided thereby regardless of such employee's employment status with Company on or after the date thereof, to the extent and only to the extent specifically disclosed in Section 4.12 of the Disclosure Schedule.

Section 4.13 *No Solicitation.* From and after the date hereof, Company shall not, and shall not authorize or permit any of its Subsidiaries or Representatives to, directly or indirectly, solicit or initiate (including by way of furnishing information) or take any other action to facilitate knowingly any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal from any person or entity, or engage in any discussion or negotiations relating thereto or accept any Acquisition Proposal; *provided, however*, that notwithstanding any other provision hereof, Company may

(a) comply with Rule 14e-2 under the Exchange Act with regard to a tender or exchange offer; and

(b) at any time prior to the Closing:

(i) engage in discussions or negotiations with a third party who (without any solicitation, initiation, encouragement, discussion or negotiation, directly or indirectly, by or with Company or any of its Subsidiaries or Representatives after the date hereof) seeks to initiate such discussions or negotiations, and may furnish such third party nonpublic information concerning Company and its business, properties and assets if, and only to the extent that:

(A) (1) the third party has first made a bona fide Acquisition Proposal that the Board of Directors of Company believes in good faith (after consultation with its financial advisor) is reasonably capable of being completed, taking into account all relevant, legal, financial, regulatory and other aspects of the Acquisition Proposal and the source of its financing, and believes in good faith (after consultation with its financial advisor and after considering all of the terms, conditions, representations, warranties and covenants which are included in such Acquisition Proposal) that such Acquisition Proposal would, if consummated, result in a transaction more favorable to the shareholders of Company, from a financial point of view, than the transactions contemplated by this Agreement and believes in good faith (after consultation with its financial advisor) that the person making such Acquisition Proposal has, or is reasonably likely to have or obtain, any necessary funds or customary commitments to provide any funds necessary to consummate such Acquisition Proposal (any such Acquisition Proposal being referred to in this Agreement as a **"Superior Proposal"**) and (2) Company's Board of Directors shall conclude in good faith, after considering applicable provisions of state law, that such action may be necessary for the Board of Directors to act in a manner consistent with its fiduciary duties under applicable law, and

(B) forty-eight hours prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Company (1) provides prompt notice to Parent to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity and (2) receives from such person or entity an executed confidentiality agreement in reasonably customary form on terms not materially more favorable to such person or entity than the terms contained in the Confidentiality Agreement, or

(ii) accept a Superior Proposal from a third party, provided that the conditions set forth in clauses Section 4.13(b)(i)(A) and Section 4.13(b)(i)(B) above have been satisfied and Company complies with and terminates this Agreement pursuant to Section 6.01(h).

Company shall immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any persons or entities conducted heretofore by Company or any of its Subsidiaries of Representatives with respect to the foregoing. The Company shall notify Parent orally and in writing of any such inquiries, offers or proposals (including the terms and conditions of any such proposal and the identity of the person making it) within twenty-four hours of the receipt thereof, and shall keep Parent informed of the status and details of any such inquiry, offer, or proposal except to the extent doing so would constitute a breach of the fiduciary duties of the Board of Directors.

Section 4.14 *Rights Agreement.* Company shall take all necessary action (including, if required, redeeming all of the outstanding stock purchase rights or amending or terminating the Rights Agreement) so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in a "Distribution Date" under the Rights Agreement.

Section 4.15 *Option Vesting.* Except as contractually obligated prior to the date hereof, Company shall not take any action at any time prior to the Closing which may serve to accelerate the vesting of any Option granted by Company.

Section 4.16 *Special Earnings Announcement.* Parent shall use its reasonable best efforts to publish or cause to be published no later than 15 days after the end of the first month after the Effective Time (which month may be the month in which the Effective Time occurs) in which there are at least 30 days of post-Merger combined operations, combined sales and net income figures contemplated by and in accordance with the terms of SEC Accounting Release No. 135.

Section 4.17 *Reorganization.* Neither Parent nor Company shall take, or fail to take, any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE V

CONDITIONS

Section 5.01 *Conditions to Obligations of Company and Parent.* The respective obligations of the parties to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions unless waived in writing by both parties:

(a) *Approval.* The shareholders of Company and Parent shall have approved this Agreement and the Merger in accordance with applicable Laws and the policies of the NYSE.

(b) *Approval from Government Entities.* All approvals required by any Governmental Entity and all other actions required to effect the Merger and related transactions shall have been obtained, except where failure to obtain such approval would not be reasonably likely to have a Parent Material Adverse Effect or a Company Material Adverse Effect. The waiting period under the HSR Act shall have expired, or early termination of the waiting period under the HSR Act shall have been granted.

(c) *Absence of Governmental Litigation.* Since the date of this Agreement, no Governmental Entity shall have instituted a proceeding seeking injunctive or other relief in connection with the Merger and related transactions. There shall not be any judgment, decree, injunction, ruling or order of any Governmental Entity that prohibits, restricts, or delays consummation of the Merger.

(d) *Effectiveness of Registration Statement.* The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued with respect thereto.

(e) *Tax Opinions.* Parent shall have received a written opinion dated the Effective Date from its counsel, Carter, Ledyard & Milburn, and Company shall have received a written opinion dated the Effective Date from its counsel, Locke Liddell & Sapp LLP, each to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Code Section 368(a), that each of Parent and Company will be a party to that reorganization within the meaning of Code Section 368(b) and that neither Parent nor Company will recognize any gain on the Merger; provided, however, that if counsel to either party does not render such opinion, this condition shall be deemed satisfied with respect to such party if counsel to the other party renders such opinion to such party. In rendering such opinions, counsel may rely upon reasonably requested representation letters of Parent and Company.

Section 5.02 *Conditions to Obligations of Parent.* The obligations of Parent to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions except to the extent waived in writing by Parent:

(a) *Approval.* All corporate actions necessary to authorize the execution, delivery and performance of this Agreement and the Merger shall have been duly and validly taken by Company, except to the extent that the failure to take such corporate actions would not have a Company Material Adverse Effect or make execution, delivery or performance of this Agreement and the Merger unenforceable or invalid.

(b) *Representations and Compliance.* The representations and warranties of Company in this Agreement shall be true and correct in all material respects (other than representations and warranties that are already so qualified, which in each such case shall be true and correct as written) as of the date of this Agreement and on the Closing Date with the same effect as though made on and as of such date, except that representations and warranties which specifically relate to a particular date or period shall be true and correct as of such date or for such period, and where failure to be so true and correct would not (in the aggregate for all representations and warranties of Company) have a Company Material Adverse Effect (other than representations and warranties that are already so qualified, which in each such case shall be true and correct as written), and except for any changes contemplated by this Agreement; Company shall have complied in all material respects (other than covenants that are already so qualified, which in each such case shall be complied with as written) with all covenants requiring compliance by it prior to the Closing Date, except where failure to comply did not, individually or in the aggregate, result in a Company Material Adverse Effect or prevent the consummation of the transactions contemplated by this Agreement; and Parent shall have received an officer's certificate signed by the Chief Executive Officer of Company certifying as to each of the foregoing.

(c) *No Material Adverse Effect.* From the date hereof, there shall not have occurred any event which has resulted or is likely to result in a Company Material Adverse Effect.

Section 5.03 *Conditions to Obligations of Company.* The obligations of Company to effect the Merger are subject to the fulfillment at or prior to the Effective Date of the following conditions unless waived in writing by Company:

(a) *Approval.* All corporate actions necessary to authorize the execution, delivery and performance of this Agreement and the Merger shall have been duly and validly taken by Parent, except to the extent that the failure to take such corporate actions would not have a Parent Material Adverse Effect or make execution, delivery or performance of this Agreement and the Merger unenforceable or invalid.

(b) *Representations and Compliance.* The representations and warranties of Parent in this Agreement shall be true and correct in all material respects (other than representations and warranties that are already so qualified, which in each such case shall be true and correct as written) as of the date of this Agreement and on the Closing Date with the same effect as though made on and as of such date, except (i) that representations and warranties which specifically relate to a particular date or period shall be true and correct as of such date or for such period, and (ii) where failure to be so true and correct would not (in the aggregate for all representations and warranties of Parent) have a Parent Material Adverse Effect (other than representations and warranties that are already so qualified, which in each such case shall be true and correct as written), and except for any changes contemplated by this Agreement; Parent shall have complied in all material respects (other than covenants that are already so qualified, which in each such case shall be complied with as written) with all covenants requiring compliance by it prior to the Closing Date, except where failure to comply did not, individually or in the aggregate, result in a Parent Material Adverse Effect or prevent the consummation of the transactions contemplated by this Agreement; and Company shall have received an officer's certificate signed by the Chief Executive Officer of Parent certifying as to each of the foregoing.

(c) *Listing.* The Parent Stock distributable in the Merger or in connection with the exercise of Options shall have been approved upon notice of issuance for listing on the NYSE.

(d) *No Material Adverse Effect.* From the date hereof, there shall not have occurred any event which has resulted or is likely to result in a Parent Material Adverse Effect.

ARTICLE VI

TERMINATION, AMENDMENT AND WAIVER

Section 6.01 *Termination and Abandonment.* This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by the shareholders of Company or Parent:

(a) by mutual consent of Parent and Company;

(b) by either Parent or Company upon written notice to the other party if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order denying, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement;

(c) by either Parent or Company if the Merger shall not have been consummated on or before September 30, 2001 unless the failure of the Merger to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe in any material respect the covenants and agreements of such party set forth herein;

(d) by either Company or Parent if the requisite vote of the shareholders of Company required for the consummation of the Merger shall not have been obtained at the Company Shareholders Meeting held pursuant to Section 4.04(a);

(e) by either Parent or Company if the requisite vote of the shareholders of Parent required for the consummation of the Merger shall not have been obtained at the Parent Shareholders Meeting held pursuant to Section 4.04(a);

(f) by Parent, upon written notice to Company, if Company's Board of Directors shall withdraw, modify or change its approval or recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do so, Company shall have materially breached its obligations under this Agreement by reason of a failure to call the Company Shareholders Meeting in accordance with Section 4.04(a) or a failure to prepare and mail to its shareholders the Joint Proxy Statement/Prospectus in accordance with Section 4.04, Company's Board of Directors shall have approved or recommended any Superior Proposal, or Company's Board of Directors shall redeem or amend the Rights Agreement without Parent's written consent for any reason other than (A) pursuant to Section 4.14 hereof or (B) following termination of this Agreement pursuant to Section 6.01(h) below;

(g) by Company, upon written notice to Parent, if Parent's Board of Directors shall withdraw, modify or change its approval or recommendation of this Agreement or the Merger in a manner adverse to Company or shall have resolved to do so, or Parent shall have materially breached its obligations under this Agreement by reason of a failure to call the Parent Shareholders Meeting in accordance with Section 4.04(a) or a failure to prepare and mail to its shareholders the Joint Proxy Statement/Prospectus in accordance with Section 4.04;

(h) by Company, prior to the consummation of the transactions contemplated hereby, for the purpose of entering into an agreement with a Person that has made a Superior Proposal; or

(i) by either Parent or Company (so long as the terminating party has not materially breached any representation, warranty, covenant or other agreement contained herein in a manner that has or would reasonably likely have a Material Adverse Effect with respect to such terminating party) if there shall have been a material breach of any of the representations, warranties, covenants or agreements or obligations set forth in this Agreement on the part of the other party which has or would reasonably likely have a Parent Material Adverse Effect (if the terminating party is Company) or a Company Material Adverse Effect (if the terminating party is Parent), or which would reasonably be expected to prevent (or materially delay) the consummation of the Merger, which shall not have been cured within ten (10) days following receipt by the breaching party of written notice of such breach from the other party hereto or which breach, by its nature, cannot be cured prior to the Effective Time.

Section 6.02 *Effect of Termination and Termination Fee.* (a) Except as provided in this Section 6.02 and Section 7.02, Section 4.01(b), and Section 4.04(c) hereof, in the event of the termination of this Agreement and the abandonment of the Merger, this Agreement shall thereafter become null and void and have no effect, and no party hereto shall have any liability to any other party hereto or its shareholders or directors or officers in respect thereof, and each party shall be responsible for its own expenses.

(b) Company shall pay Parent, by wire transfer of immediately available funds, the sum (to be referred to as the **"Company Termination Fee"**) of:

(i) $30,000,000, less any amount paid pursuant to subsection (ii) below or Section 6.02(d) below; if this Agreement is terminated: (A) by Parent pursuant to Section 6.01(f), or (B) by Company pursuant to Section 6.01(h) and, within one year of the termination date, Company consummates a transaction or series of transactions with the Person submitting such Superior Proposal (or any Affiliate of such Person) whereby more than 50% of the Company Stock or a majority of the assets of Company are transferred to such party (or any Affiliate of such party); or (C) if, within one year following termination of this Agreement by Company pursuant to Section 6.01(c) or Section 6.01(d), or by Parent pursuant to Section 6.01(i), any Person shall successfully acquire more than 50% of the Company Stock, or Company shall enter into a written agreement with any Person (other than Parent) that has made or in the future makes an Acquisition Proposal and consummates a transaction or series of transactions with such Person (or any Affiliate of such Person) whereby more than 50% of the Company Stock or a majority of the assets of Company are transferred to such party (or any Affiliate of such party);

(ii) $1,000,000 if either party shall terminate this Agreement pursuant to Section 6.01(d);

Company shall pay the Company Termination Fee on the business day immediately following the event causing such Company Termination Fee to be payable. If Company fails to pay all amounts due to Parent on the dates specified, then Company shall pay all costs and expenses (including legal fees and expenses) incurred by Parent in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Parent.

(c) Parent shall pay Company, by wire transfer of immediately available funds, the sum (such sum to be referred to as the **"Parent Termination Fee"**) of:

(i) $30,000,000 if Company shall terminate this Agreement pursuant to Section 6.01(g), less any amount paid pursuant to subsection (ii) below or Section 6.02(d) below;

(ii) $1,000,000 if either party shall terminate this Agreement pursuant to Section 6.01(e).

Parent shall pay such Parent Termination Fee on the business day immediately following the event causing such Parent Termination Fee to be payable. If Parent fails to pay all amounts due to Company on the dates specified, then Parent shall pay all costs and expenses (including legal fees and expenses) incurred by Company in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Company.

(d) In the event of the termination of this Agreement by either Parent or Company as provided in Section 6.01(i), the aggrieved party may exercise any and all rights or remedies available at law or in equity for Parent Losses or Company Losses, as applicable, and damages (including, without limitation, expenses incurred in connection with this Agreement and the transactions contemplated hereby).

Section 6.03 *Amendment.* This Agreement may be amended by the parties hereto at any time before or after approval hereof by the shareholders of Company and Parent, but, after any such approval, no amendment shall be made which would under the TBCA and the NYBCL require the approval of the shareholders of Company or Parent, respectively, without such further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 6.04 *Extension; Waiver.* At any time prior to the Effective Date, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VII

Miscellaneous

Section 7.01 *Termination of Representations and Warranties.* The representations and warranties of each party will terminate at the Effective Time.

Section 7.02 *Expenses.* Subject to Section 6.02(d), each party will pay its own expenses relating to this Agreement and the transactions contemplated hereby.

Section 7.03 *Notices.* All notices and other communications hereunder shall be in writing and shall be deemed given if delivered in person, sent by registered or certified mail (return receipt requested), or telecopied to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent:

Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona 85034
Attention: David R. Birk, Esq.
Telecopy: 480-643-7929

with a copy to:

Carter, Ledyard & Milburn
2 Wall Street
New York, New York 10005
Attention: James E. Abbott, Esq.
Telecopy: 212-732-3232

(b) if to Company:

Kent Electronics Corporation
7433 Harwin Drive
Houston, Texas 77036
Attention: Larry D. Olson
Telecopy: 713-978-5800

with a copy to:

Locke Liddell & Sapp LLP
3400 Chase Tower
600 Travis
Houston, Texas 77002-3095
Attention: Gene G. Lewis, Esq.
Telecopy: 713-223-3717

Section 7.04 *Further Assurances.* Parent and Company each agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable in order to expeditiously consummate or implement the transactions contemplated by this Agreement.

Section 7.05 *Specific Performance.*

(a) If (i) all of the conditions to Closing set forth in Section 5.01 and Section 5.02 shall have been satisfied (or if permitted, waived in writing) and (ii) Parent shall have breached or violated its obligations under Article I of this Agreement (a **"Parent Article I Breach"**), the parties hereto acknowledge and agree that money damages or other remedy at law would not be sufficient or adequate remedy for any Parent Article I Breach and that in addition to all other remedies available to Company, Company shall be entitled to the fullest extent permitted by law to an injunction restraining such Parent Article I Breach and to any other legal or equitable relief, including, without limitation, specific performance, without bond or other security being required.

(b) If (i) all of the conditions to Closing set forth in Section 5.01 and Section 5.03 shall have been satisfied (or if permitted, waived in writing) and (ii) Company shall have breached or violated its obligations under Article I of this Agreement (a **"Company Article I Breach"**), the parties hereto acknowledge and agree that money damages or other remedy at law would not be sufficient or adequate remedy for any Company Article I Breach and that in addition to all other remedies available to Parent, Parent shall be entitled to the fullest extent permitted by law to an injunction restraining such Company Article I Breach and to any other legal or equitable relief, including, without limitation, specific performance, without bond or other security being required.

Section 7.06 *Assignability*. Neither this Agreement nor any rights or obligations under it are assignable.

Section 7.07 *Governing Law*. This Agreement will be governed by the laws of the State of Texas without regard to conflict of law principles.

Section 7.08 *Interpretation*. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.09 *Counterparts*. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 7.10 *Integration*. This Agreement and the Schedules hereto constitute the entire agreement and supersede all prior agreements and understandings (excluding the Confidentiality Agreement which shall remain in full force and effect without any amendment or modification thereto), both written and oral, among the parties with respect to the subject matter hereof.

Section 7.11 *Survival*. The provisions of Section 6.02, and Articles VII and VIII hereof shall survive termination of this Agreement.

ARTICLE VIII

DEFINITIONS

Section 8.01 *Definitions*. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires: (a) the terms defined in this Article VIII have the meaning assigned to them in this Article VIII and include the plural as well as the singular; (b) all accounting terms not otherwise defined herein have the meanings assigned under GAAP; (c) all references in this Agreement to designated **"Articles," "Sections"** and other subdivisions are to the designated Articles, Sections and other subdivisions of the body of this Agreement; (d) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms; and (e) the words **"herein," "hereof"** and **"hereunder"** and other words of similar import refer to this Agreement as whole and not to any particular Article, Section nor other subdivision.

As used in this Agreement and the Schedules delivered pursuant to this Agreement, the following definitions shall apply.

"Acquisition Proposal" means any proposal or offer from any Person relating to any direct or indirect acquisition or purchase of all or a substantial part of the assets of the Company or any of its Subsidiaries or of over 15% of any class or series of equity securities of the Company or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class or series of equity securities of Company or any of its Subsidiaries, any merger, consolidation, business combination, sale of all or substantially all of the assets, recapitalization, liquidation, dissolution or similar transaction involving Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

"Articles of Merger" has the meaning set forth in Section 1.03.

"Canceled Shares" has the meaning set forth in Section 1.08(b).

"Closing" has the meaning set forth in Section 1.02**.**

"Closing Date" has the meaning set forth in Section 1.02.

"Code" means the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

"Company" has the meaning set forth in the first paragraph hereof.

"Company Affiliates" has the meaning set forth in Section 1.11.

"Company Benefit Plans" has the meaning set forth in Section 2.11(a).

"Company's Business" means the business of Company and its Subsidiaries, taken as a whole.

"Company Common Stock" has the meaning set forth in the second Recital hereto.

"Company ERISA Affiliate" has the meaning set forth in Section 2.11(a).

"Company ERISA Plans" has the meaning set forth in Section 2.11(a).

"Company Losses" has the meaning set forth in Section 2.04.

"Company Material Adverse Effect" means any change or effect that is materially adverse to the business, financial condition, results of operations, or properties of Company and its Subsidiaries, taken as a whole, *provided, however*, that none of the following shall be deemed (either individually or in the aggregate) to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect:

(a) any matter disclosed in the Disclosure Schedule to this Agreement with sufficient specificity to indicate the nature, size and scope of such change or effect;

(b) any failure by Company to meet internal projections or forecasts or published revenue or earnings predictions; or

(c) any adverse change or effect (including any litigation, loss of employees, cancellation of or delay in customer orders, reduction in revenues or income or disruption of business relationships) arising from or attributable to (i) the announcement or pendency of the transactions contemplated by this Agreement, to the extent such adverse change or effect is proven to be attributable primarily to such announcement or the pendency of such transactions, (ii) conditions generally affecting the industry sectors in which Company or any of its Subsidiaries participates, the U.S. economy as a whole or any foreign economy in any location where Company or any of its Subsidiaries has material operations or sales, (iii) legal, accounting or investment banking fees or expenses incurred in connection with the transactions contemplated by this Agreement, as set forth in Section 2.22 of the Disclosure Schedule, (iv) compliance with the terms of, or the taking of any action required by, this Agreement, (v) the payment of any amounts due to, or the provision of any other benefits to, any officers or employees under employment contracts, non-competition agreements, employee benefit plans, severance arrangements or other arrangements in existence as of the date of this Agreement, to the extent disclosed specifically in the Disclosure Schedules hereto, (vi) the taking of any action approved or consented to in writing by Parent, (vii) any change in accounting requirements or principles or any change in applicable Laws or the interpretations thereof, or (viii) any required repurchase of Company's Convertible Notes.

"Company SEC Filings" has the meaning set forth in Section 2.06(d).

"Company Shareholders' Approval" has the meaning set forth in Section 2.03.

"Company Shareholders Meeting" has the meaning set forth in Section 4.04(a).

"Company Shares" has the meaning set forth in Section 1.08.

"Company Termination Fee" has the meaning set forth in Section 6.02(b)

"Confidentiality Agreement" means the confidentiality agreement dated as of March 1, 2001 by and between Company and Parent.

"Contract" means any agreement, arrangement, bond, commitment, franchise, indemnity, indenture, instrument, lease, license or understanding, whether or not in writing.

"Conversion Ratio" has the meaning set forth in Section 1.08(a).

"Effective Date" has the meaning set forth in Section 1.03.

"Effective Time" has the meaning set forth in Section 1.03.

"Environmental Laws" means, local, state and federal statutes, orders, rules, ordinances, regulations, codes and other requirements of any Governmental Entity and all applicable judicial or administrative interpretations thereof relating to pollution or protection of human health or the environment, including, without limitation, laws relating to exposures, emissions, discharges, releases or threatened releases of Hazardous Substances (as hereinafter defined) into or on land, ambient air, surface water, groundwater, personal property or structures (including the protection, cleanup, removal, remediation or damage thereof), or otherwise related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, generation, discharge or handling of Hazardous Substances.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Agent" has the meaning set forth in Section 1.09(a).

"GAAP" means United States generally accepted accounting principles.

"Governmental Entity" means any governmental agency, district, bureau, board, commission, court, department, official political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

"Hazardous Substances" means substances that are defined or listed in, or otherwise classified pursuant to, any applicable Laws, including, without limitation, CERCLA and RCRA, as **"hazardous substances,"** **"hazardous materials,"** **"hazardous wastes"** or **"toxic substances,"** or any other formulation intended to define, list or classify substances by reason of deleterious properties such as, without limitation, ignitability, corrosivity, reactivity, radioactivity, carcinogenicity, reproductive toxicity or **"EP toxicity,"** and petroleum and drilling fluids, produced waters and other wastes associated with the exploration, development, or production of crude oil, natural gas or geothermal energy, and lead, asbestos or polychlorinated biphenyls.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Indemnified Parties" has the meaning set forth in Section 4.11(a).

"Indemnifying Party" has the meaning set forth in Section 4.04(c).

"Inducement Agreement" has the meaning set forth in the recitals.

"IRS" means the Internal Revenue Service.

"Knowledge" or "knowledge" or "known" — Parent and Company shall be deemed to have "knowledge" of or to have "known" a particular fact or other matter if either the Chief Executive Officer, the Chief Financial Officer or, in the case of Company, Messrs. Abramson, Hightower or Zerbe, or, in the case of Parent, Messrs. Birk, Church or DeLuca has actual knowledge of such fact or other matter after due inquiry, or would have had such knowledge if he or she had made due inquiry.

"Laws" means any constitutional provision, statute, ordinance, or other law, code, common law, rule, regulation or interpretation of any Governmental Entity and any decree, injunction, judgment, award, order, ruling, assessment or writ.

"Material Contract" has the meaning set forth in Section 2.09.

"Merger" has the meaning set forth in Section 1.01.

"Merger Consideration" means the Parent Stock into which Company Shares are converted pursuant to the Merger, and cash payable in lieu of fractional shares of Parent Stock, if any, pursuant to Section 1.09(e).

"NYSE" means the New York Stock Exchange.

"Option Plans" has the meaning set forth in Section 2.02.

"Options" has the meaning set forth in Section 2.02.

"Parent Benefit Plans" means collectively, all employee benefit plans, programs and commitments that Parent makes generally available to its employees and their beneficiaries, providing benefits in the nature of pension, retirement, severance, stock purchase, health, medical, life, disability, sick leave, vacation, or other welfare or fringe benefits, including, without limitation, all employee benefit plans (as defined in Section 3(3) of ERISA) and fringe benefit plans (as defined in Code Section 6039D).

"Parent's Business" means the business of Parent and its Subsidiaries, taken as a whole.

"Parent Losses" has the meaning set forth in Section 3.04.

"Parent Material Adverse Effect" means any change or effect that is materially adverse to the business, financial condition or results of operations of Parent and its Subsidiaries taken as a whole; *provided, however*, that none of the following shall be deemed (either individually or in the aggregate) to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect:

(a) any matter disclosed in the Disclosure Schedule to this Agreement with sufficient specificity to indicate the nature, size and scope of such change or effect;

(b) any failure by Parent to meet internal projections or forecasts or published revenue or earnings predictions; or

(c) any adverse change or effect (including any litigation, loss of employees, cancellation of or delay in customer orders, reduction in revenues or income or disruption of business relationships) arising from or attributable to (i) the announcement or pendency of the transactions contemplated by this Agreement, to the extent such adverse change or effect is proven to be attributable primarily to such announcement or the pendency of such transactions, (ii) conditions generally affecting the industry sectors in which Parent or any of its Subsidiaries participates, the U.S. economy as a whole or any foreign economy in any location where Parent or any of its Subsidiaries has material operations or sales (iii) legal, accounting, or investment banking fees or expenses incurred in connection with the transactions contemplated by this Agreement, (iv) compliance with the terms of, or the taking of any action required by, this Agreement, (v) any change in accounting requirements or principles or any change in applicable Laws or the interpretations thereof, (vi) the taking of any action approved or consented to in writing by Company.

"Parent SEC Filings" has the meaning set forth in Section 3.07(c).

"Parent Shareholders' Approval" has the meaning set forth in Section 3.03.

"Parent Shareholders Meeting" has the meaning set forth in Section 4.04.

"Parent Stock" has the meaning set forth in Section 1.08(a).

"Parent Termination Fee" has the meaning set forth in Section 6.02(c).

"Person" means any individual, partnership, joint venture, corporation, bank, trust, unincorporated organization, Governmental Entity or other entity.

"Proxy Statement/Prospectus" has the meaning set forth in Section 4.04(b)

"Qualified Plan" has the meaning set forth in Section 2.11(b).

"Registration Statement" has the meaning set forth in Section 4.04(b).

"Representatives" means a Person's or any of its Subsidiaries'' officers, directors, employees, consultants, investment bankers, accountants, attorneys and other advisors, representatives and agents.

"Rights Agreement" has the meaning set forth in Section 2.02(a).

"Securities Act" means the Securities Act of 1933, as amended.

"SEC" means the Securities and Exchange Commission.

"Superior Proposal" has the meaning set forth in Section 4.13.

"Surviving Corporation" has the meaning set forth in Section 1.01.

"Tax" or **"Taxes"** means any foreign, federal, state, county or local income, sales, use, excise, franchise, ad valorem, real and personal property, transfer, gross receipt, stamp, premium, profits, customs, duties, windfall profits, capital stock, production, business and occupation, disability, employment, payroll, severance or withholding taxes, fees, assessments or charges of any kind whatever imposed by any Governmental Entity, and interest and penalties (civil or criminal), additions to tax, payments in lieu of taxes or additional amounts related thereto or to the nonpayment thereof.

"Tax Return" means a declaration, statement, report, return, claim for refund, or other document or information required to be filed or supplied with respect to Taxes, including, where permitted or required, combined or consolidated returns for any group of entities that includes Company or any of its Subsidiaries, and including any schedule or attachment thereto, and any amendment thereof.

"Termination Fee" shall mean either a Parent Termination Fee or a Company Termination Fee.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.


AVNET, INC.


By: /s/   RAYMOND SADOWSKI
Name: Raymond Sadowski
Title: Chief Financial Officer and
       Senior Vice President


KENT ELECTRONICS CORPORATION


By: /s/   LARRY D. OLSON
Name: Larry D. Olson
Title: President and Chief Executive Officer

Accepted and agreed
as of the date first above written:

ALPHA ACQUISITION CORP.

By: /s/   RAYMOND SADOWSKI
Name: Raymond Sadowski
Title: President

AMENDED AND RESTATED STOCK OPTION AGREEMENT

AMENDED AND RESTATED STOCK OPTION AGREEMENT, dated as of March 21, 2001 (this "Agreement"), between Avnet, Inc., a New York corporation ("Parent"), and Kent Electronics Corporation, a Texas corporation ("Company").

WHEREAS, Parent, Company and Alpha Acquisition Corp., a Texas corporation ("Alpha"), are parties to a Stock Option Agreement dated as of March 21, 2001 and wish to amend and restate such Stock Option Agreement to remove Alpha as a party thereto and otherwise as set forth herein; and

WHEREAS, Parent and Company propose to enter into an Amended and Restated Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; terms not defined herein shall have the meanings set forth in the Merger Agreement), which provides, among other things, that Company will merge with and into Parent pursuant to the terms of the merger provided for in the Merger Agreement (the "Merger"); and

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, Parent has required that Company agree, and in order to induce Parent to enter into the Merger Agreement Company has agreed, to grant Parent an option to purchase 2,863,474 shares of common stock, without par value, of Company ("Company Common Stock"), in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE STOCK OPTION

Section 1.01 *Grant of Stock Option.* Company hereby grants to Parent an irrevocable option (the "Stock Option") to purchase up to 2,863,474 shares of Company Common Stock (the "Option Shares") at a purchase price of $22.48 per Option Share (the "Purchase Price").

Section 1.02 *Exercise of Stock Option.* (a) Subject to the conditions set forth in Section 1.03, the Stock Option may be exercised by Parent, in whole or in part, at any time or from time to time after the occurrence of an Exercise Event (as defined below) and prior to the Termination Date (as defined below).

(b) An *"Exercise Event"* shall occur for purposes of this Agreement upon the occurrence of any of the following events or circumstances:

(i) from the date hereof through the date on which the Merger Agreement is terminated for any reason by any party thereto, any Person unaffiliated with Parent or Company publicly announces an intention to acquire more than a majority of the outstanding Company Common Stock;

(ii) termination of the Merger Agreement by Company pursuant to Section 6.01(h) thereof or by Parent pursuant to Section 6.01(f) thereof; or

(iii) within one year following termination of the Merger Agreement by Company pursuant to Section 6.01(c) or Section 6.01(d) thereof, or by Parent pursuant to Section 6.01(i) thereof, any Person (other than Parent or any Affiliate of Parent) shall successfully acquire more than 50% of the Company Stock, or Company shall enter into a written agreement with any Person (other than Parent) that has made or in the future makes an Acquisition Proposal and consummates a transaction or series of transactions with such Person (or any Affiliate of such Person) whereby more than a majority of the Company Stock or a majority of the assets of Company are transferred to such Person (or Affiliate thereof).

(c) The *"Termination Date"* shall occur for purposes of this Agreement upon the first to occur of any of the following:

(i) the Effective Time;

(ii) the termination of the Merger Agreement in accordance with its terms, so long as, in the case of this clause (ii), an Exercise Event has not occurred and could not occur in the future; or

(iii) the date which is 180 days after the occurrence of an Exercise Event; or

(iv) the date on which Parent's Total Recovery equals $40,000,000.

(d) In the event Parent wishes to exercise the Stock Option, Parent shall send a written notice (an "Exercise Notice") to Company specifying the total number of Option Shares Parent wishes to purchase, the denominations of the certificate or certificates evidencing such Option Shares which Parent wishes to receive, a date for the closing of such purchase (a "Closing Date"), which shall be at least five business days (as defined in the Merger Agreement) after delivery of such notice, and a place for the Closing and, if Parent intends to pay the Purchase Price for such Option Shares with a Note (as defined below) pursuant to clause (b) of the second sentence of Section 1.04, the names of at least three investment banks of recognized national standing, none of which have a material relationship with Parent, acceptable to Parent for the purpose of determining the interest rate of such Note pursuant to Section 1.04 if Parent and Company are unable to agree on such interest rate. In the event that the interest rate is not determined on or prior to the date specified for the Closing, the Closing shall occur on the first business day following determination of the interest rate.

(e) Upon receipt of an Exercise Notice, Company shall be obligated to deliver to Parent a certificate or certificates evidencing the number of Option Shares specified therein, in accordance with the terms of this Agreement, on the later of (i) the date specified in such Exercise Notice and (ii) the first business day on which the conditions specified in Section 1.03 shall be satisfied.

Section 1.03 *Conditions to Delivery of Option Shares.* The obligation of Company to deliver Option Shares upon any exercise of the Stock Option is subject to the following conditions:

(a) Such delivery would not in any material respect violate, or otherwise cause the material violation of, Sections 312.00 through 312.07 of the New York Stock Exchange Listed Company Manual or any material applicable law, including, without limitation, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"); and

(b) There shall be no preliminary or permanent injunction or other order by any court of competent jurisdiction preventing or prohibiting such exercise of the Stock Option or the delivery of the Option Shares in respect of such exercise.

Section 1.04 *Closings.* At each Closing, Company will deliver to Parent a certificate or certificates evidencing the number of Option Shares specified in the applicable Exercise Notice (in the denominations specified therein), and Parent will purchase each such Option Share from Company at the Purchase Price. All payments made by Parent to Company pursuant to this Section 1.04 shall be made, at the option of Parent, either (a) by wire transfer of immediately available funds in the amount of the aggregate Purchase Price for the Option Shares, or (b) by delivery to Company of (x) a certified or bank check or checks payable to or on the order of Company in an amount not less than the aggregate par value of the Option Shares to be purchased at the applicable Closing and (y) a senior subordinated note of Parent, issued under substantially the same form of indenture as the form filed as an exhibit to Parent's Current Report on Form 8-K bearing cover date of October 12, 2000, in a principal amount equal to the aggregate Purchase Price less the amount paid by check or wire transfer pursuant to clause (a) of this Section 1.04, with a maturity of seven years from the date of issuance and covenants substantially the same as those of Parent's currently outstanding publicly held 8.20% Notes due 2003 and bearing an interest rate agreed to by Parent and Company as an interest rate intended to cause the Note to trade, at the time of issuance, at a price equal to its principal amount (a "Note": all such Notes being, collectively, the "Notes"). If Parent and Company are unable to agree on such an interest rate within two business days after delivery of the Exercise Notice, Company shall, not later than the close of business on the third business day after delivery of the Exercise Notice, select one investment bank from the list of investment banks included in such Exercise Notice, which investment bank shall, not later than the opening of business on the fifth business day after delivery of such Exercise Notice, determine the interest rate for the Note which such investment bank believes, in its sole judgment, would cause the Note to trade, at the time of issuance, at a price equal to its principal amount. The determination by such investment bank shall be final, binding and conclusive on Parent and Company. The fees and expenses of such investment bank shall be borne equally by Parent and Company.

Section 1.05 *Adjustments Upon Share Issuances, Changes in Capitalization, etc.*   (a) In the event of any change in Company Common Stock or in the number of outstanding shares of Company Common Stock by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares or similar transaction or any other change in the corporate or capital structure of Company (including, without limitation, the declaration or payment of an extraordinary dividend of cash, securities or other property), the type and number of shares or securities to be issued by Company upon exercise of the Stock Option shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that Parent shall receive upon exercise of the Stock Option the number and class of shares or other securities or property that Parent would have received in respect of Company Common Stock if the Stock Option had been exercised immediately prior to such event, or the record date therefor, as applicable and elected to the fullest extent it would have been permitted to elect, to receive such securities, cash or other property.

(b) In the event that Company shall enter into an agreement (i) to consolidate with or merge into any person, other than Parent or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Parent or one of its subsidiaries, to merge into Company and Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Company Common Stock shall be changed into or exchanged for stock or other securities of Company or any other person or cash or any other property or the outstanding shares of Company Common Stock shall after such merger represent less than 66% of the outstanding shares and share equivalents of the surviving corporation or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Parent or one of its subsidiaries, then, and in each such case, proper provision shall be made in the agreements governing such transaction so that Parent shall receive upon exercise of the Stock Option the number and class of shares or other securities or property that Parent would have received in respect of Company Common Stock if the Stock Option had been exercised immediately prior to such transaction, or the record date therefor, as applicable and elected to the fullest extent it would have been permitted to elect, to receive such securities, cash or other property.

(c) The provisions of this Agreement, including, without limitation, Section 1.01, Section 1.02, Section 1.04, Section 3.02 and Section 3.03, shall apply with appropriate adjustments to any securities for which the Stock Option becomes exercisable pursuant to this Section 1.05.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company hereby represents and warrants to Parent as follows:

Section 2.01 *Authority Relative to this Agreement.*   Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Company, and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms. The grant of the Stock Option hereunder is exempt from Section 16(b) under the Securities Exchange Act of 1934 by virtue of Rule 16b-3(d) thereunder.

Section 2.02 *Authority to Issue Shares.* Company has taken all necessary corporate action to authorize and reserve and permit it to issue, and at all times from the date hereof through the Termination Date shall have reserved, all the Option Shares issuable pursuant to this Agreement, and Company will take all necessary corporate action to authorize and reserve and permit it to issue all additional shares of Company Common Stock or other securities which may be issued pursuant to Section 1.05, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, shall be duly authorized, validly issued, fully paid and nonassessable, shall be delivered free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Parent's voting rights, charges and other encumbrances of any nature whatsoever (other than this Agreement) and shall not be subject to any preemptive rights.

Section 2.03 *Consents; No Conflict.* The execution and delivery of this Agreement by Company do not, and the performance of this Agreement by Company will not, (i) require any consent, approval, authorization or permit of, or filing with or notification to (other than pursuant to the HSR Act or foreign competition, antitrust or investment law, if applicable) any governmental or regulatory authority, domestic or foreign, (ii) conflict with or violate the Articles of Incorporation or by-laws or equivalent organizational documents of Company or any of its Subsidiaries, (iii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or any of its Subsidiaries or by which any property or asset of Company or any of its Subsidiaries is bound or affected, or (iv) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance of any nature whatsoever on any property or asset of Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or any property or asset of Company or any of its Subsidiaries is bound or affected, except, in the case of clauses (i), (iii) and (iv), for any such conflicts, violations, breaches, defaults or other occurrences which would not in any material respect prevent or delay the exercise by Parent of the Stock Option or any other right of Parent under this Agreement.

ARTICLE III

COVENANTS OF COMPANY

Section 3.01 *Listing; Other Action.* (a) Company shall, at its expense, use reasonable best efforts to cause the Option Shares to be approved for listing on the New York Stock Exchange, upon official notice of issuance, as promptly as practicable following the date of this Agreement, and will provide prompt notice to the New York Stock Exchange of the issuance of each Option Share, unless the delivery of the Option Shares can be satisfied with shares of Company Common Stock held in treasury by Company.

(b) Company shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereunder, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities. Without limiting the generality of the foregoing, Company shall when required in order to effect the transactions contemplated hereunder make all filings and submissions under the HSR as promptly as practicable.

(c) Company shall not take any action in order to intentionally cause the exercise of the Stock Option to violate Section 312.00 through 312.07 of the New York Stock Exchange Listed Company Manual.

Section 3.02 *Registration.* Upon the request of Parent at any time and from time to time within two years of the last Closing, Company agrees (i) to effect, as promptly as practicable, but in each instance no more than 60 days after its receipt of such a request, up to two registrations under the Securities Act covering any part or all (as may be requested by Parent) of the Option Shares or other securities that have been acquired by or are issuable to Parent upon exercise of the Stock Option (provided that the anticipated aggregate sales price of such securities is at least $5,000,000), and to use its best efforts to qualify such Option Shares or other securities under any applicable state securities laws and (ii) to include, at Parent's request, any part or all of the Option Shares or such other securities in any registration statement filed by Company under the Securities Act in which such inclusion is permitted under applicable rules and regulations, and to use its best efforts to keep each such registration described in clauses (i) and (ii) effective for a period of not less than twelve months. If the managing underwriter of a proposed underwritten offering of securities by Company described in clause (ii) shall advise Company in writing that, in the reasonable opinion of the managing underwriter, the distribution of the Option Shares requested by Parent to be included in a registration statement concurrently with securities being registered for sale by Company would adversely affect the distribution of such securities by Company, then Company shall either (i) include such Option Shares in the registration statement, but Parent shall agree to delay the offering and sale for such period of time as the managing underwriter may reasonably request (provided that Parent may at any time withdraw its request to include Option Shares in such offering) or (ii) include such portion of the Option Shares in the registration statement as the managing underwriter advises may be so included for sale simultaneously with sales by Company, provided, that at Company's discretion, Company may reduce the number of Option Shares to be included in such offering only to the extent that such Option Shares will not constitute more than 25% of the Shares of Company Common Stock to be included in such offering. The registrations effected under this Section 3.02 shall be effected at Company's expense except for any underwriting discounts and commissions allocable to the Option Shares and the fees and disbursements of Parent's counsel. Company shall indemnify and hold harmless Parent, its affiliates and controlling persons and their respective officers, directors, agents and representatives from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, all out-of-pocket expenses, investigation expenses, expenses incurred with respect to any judgment and fees and disbursements of counsel and accountants) arising out of or based upon any statements contained in, or omissions or alleged omissions from, each registration statement (and related prospectus) filed pursuant to this Section 3.02 provided, however, that Company shall not be liable in any such case to Parent or any affiliate or controlling person of Parent or any of their respective officers, directors, agents or representatives to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or omission or alleged omission made in such registration statement or prospectus in reliance upon, and in conformity with, written information furnished to Company specifically for use in the preparation thereof by Parent, such affiliate, controlling person, officer, director, agent or representative, as the case may be.

(b) For a period not exceeding an aggregate of 60 trading days in any 12 month period, Company may suspend the ability of Parent to make dispositions under a registration statement or prospectus by providing Parent with written notification (a "Blocking Notice") if Company's Board of Directors determines in its good faith judgment that Company's obligation to ensure that such registration statement and prospectus contain current and complete information would require Company to make a public disclosure regarding a material non-public transaction, provided, that Company shall not be entitled to deliver a Blocking Notice within 10 trading days of the expiration of any Blocking Notice previously delivered. Each Blocking Notice shall contain a general statement of the reasons for such postponement and an approximation of the anticipated delay. Parent agrees that, upon receipt of a Blocking Notice from Company, Parent shall not dispose of, sell or offer for sale the Option Shares pursuant to the registration statement until Parent receives (i) copies of the supplemented or amended prospectus, or until counsel for Company shall have determined that such disclosure is not required due to subsequent events, (ii) notice in writing from Company that the use of the prospectus may be resumed and (iii) copies of any additional or supplemental filings that are incorporated by reference in the prospectus. (c) Whenever Parent shall have requested that any Option Shares be registered pursuant to this Section 3.02, the Company will use its commercially reasonable efforts to effect the registration and the sale of such Option Shares in accordance with this Section 3.02 and, to that end, will as expeditiously as reasonably practicable (i) prepare and file with the Securities and Exchange Commission a registration statement with respect to the Option Shares (and required amendments and supplements to such registration statement), (ii) enter into customary agreements in connection therewith (including underwriting agreements in customary form), (iii) obtain a cold comfort letter from the Company's independent public accountants in customary form and covering customary matters, (iv) provide a customary legal opinion of the

Company's outside counsel, and (v) take all such other actions reasonably necessary to perform its obligations under this Section 3.02.

Section 3.03 *Repurchase of Option.* (a) For a period of 30 days after the earlier of the consummation of, or the execution of an agreement providing for, a Superior Proposal involving Company (a "Put Event"), but in no event later than 180 days following an Exercise Event, Parent shall have the right, upon five business days' prior written notice to Company (or any successor in interest to Company by merger, sale of all or substantially all of the assets, or otherwise) (the "Put Notice"), to cause Company (or any such successor in interest) to have a closing and to pay at such closing (and Company and such successor, jointly and severally, shall be obligated to pay) to Parent in consideration for the cancellation of the Stock Option, an aggregate cancellation price (the "Cancellation Price") equal to the product of (x) the number of Option Shares as to which the Stock Option remains exercisable multiplied by (y) the excess of (i) the average per share closing price of a share of Company Common Stock as quoted on the New York Stock Exchange (or if not then quoted thereon, on such other exchange or quotation system on which Company Common Stock is quoted) for the period of five trading days ending on the trading day immediately prior to the occurrence of the Put Event over (ii) the Purchase Price.

(b) At any closing contemplated by the Put Notice, Company shall pay to Parent the Cancellation Price for the number of Option Shares as to which the Stock Option is to be canceled either by (i) delivering to Parent a certified or bank check payable to or on the order of Parent in an amount equal to the Cancellation Price (ii) wire transfer of immediately available funds, or (iii) (A) canceling an aggregate amount, up to the amount of the Purchase Price (including, without limitation, accrued and unpaid interest), then owing to Company under the Note or Notes delivered by Parent to Company in connection with the exercise by Parent of the Stock Option and (B) delivering to Parent a certified or bank check payable to or on the order of Parent in an amount equal to the excess, if any, of the Cancellation Price over the amount of indebtedness canceled under clause (A) (including, without limitation, accrued and unpaid interest) evidenced by such Note or Notes.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to Company as follows:

Section 4.01 *Authority Relative to this Agreement.* Parent has all necessary power and authority to execute, and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by Company, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms.

Section 4.02 *Consents; No Conflict.* The execution and delivery of this Agreement by Parent does not, the performance of this Agreement by Parent will not, and the issuance of the Note by Parent will not at the time of issuance, (i) require any consent, approval, authorization or permit of, or filing with or notification to (other than pursuant to the HSR Act or foreign competition, antitrust or investment law, if applicable) any governmental or regulatory authority, domestic or foreign, (ii) conflict with or violate the certificate of incorporation or by-laws of Parent, (iii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or by which any property or asset of Parent is bound or affected, or (iv) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance of any nature whatsoever on any property or asset of Parent pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent is a party or by which Parent or any property or asset of Parent is bound or affected, except, in the case of clauses (i), (iii) and (iv), for any such conflicts, violations, breaches, defaults or other occurrences which would not in any material respect prevent or delay the exercise by Company of any right of Company under this Agreement and would not have a Parent Material Adverse Effect.


ARTICLE V

COVENANTS OF PARENT


Parent hereby covenants and agrees as follows:

Section 5.01 *Distribution.* Parent shall acquire the Option Shares for investment purposes only and not with a view to any distribution thereof in violation of the Securities Act, and shall not sell any Option Shares purchased pursuant to this Agreement except in compliance with the Securities Act.

Section 5.02 *Notes and Registration.* (a) Any Note delivered pursuant to Section 1.04 shall be duly and validly authorized, executed and delivered by Parent shall constitute a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms.

(b) Upon the request of Company at any time and from time to time within three years of the first Closing, Parent agrees (i) to effect, as promptly as practicable, up to two registrations under the Securities Act covering any part or all (as may be requested by Company) of the Notes, and to use its best efforts to qualify such Notes under any applicable state securities laws and (ii) to cause to be included any part or all of the Notes in any registration statement for debt securities filed by Parent under the Securities Act in which such inclusion is permitted under applicable rules and regulations, and to use its best efforts to cause to keep each such registration described in clauses (i) and (ii) effective for a period of not less than six months. Parent shall give Company at least 15 days' advance written notice of Parent's anticipated filing of a registration statement described in clause (ii) of the preceding sentence. If the managing underwriter of a proposed offering of securities by Parent shall advise Parent in writing that, in the reasonable opinion of the managing underwriter, the distribution of the Notes requested by Company to be included in a registration statement concurrently with securities being registered for sale by Parent would adversely affect the distribution of such securities by Parent, then Parent shall either (i) include such Notes in the registration statement, but Company shall agree to delay the offering and sale for such period of time as the managing underwriter may reasonably request (provided that Company may at any time withdraw its request to include Notes in such offering) or (ii) include such portion of the Notes in the registration statement as the managing underwriter advises may be so included for sale simultaneously with sales by Parent. The registrations effected under this paragraph (c) shall be effected at Parent's expense except for underwriting commissions allocable to the Notes and the fees and disbursements of Company's counsel. Parent shall indemnify and hold harmless Company, its affiliates and controlling persons and their respective officers, directors, agents and representatives from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, all out-of-pocket expenses, investigation expenses, expenses incurred with respect to any judgment and fees and disbursements of counsel and accountants) arising out of or based upon any statements contained in, or omissions or alleged omissions from, each registration statement (and related prospectus) filed pursuant to this paragraph (c); *provided, however*, that Parent shall not be liable in any such case to Company or any affiliate or controlling person of Company or any of their respective officers, directors, agents or representatives to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or omission or alleged omission made in such registration statement or prospectus in reliance upon, and in conformity with, written information furnished to Parent with respect to it specifically for use in the preparation thereof by Company, such affiliate, controlling person, officer, director, agent or representative, as the case may be.

(c) Whenever Company shall have requested that any Notes be registered pursuant to this Section 5.02 Parent will use its commercially reasonable efforts to effect the registration and the sale of such Notes in accordance with this Section 5.02 and, to that end, will as expeditiously as reasonably practicable (i) prepare and file with the Securities and Exchange Commission a registration statement with respect to the Notes (and required amendments and supplements to such registration statement), (ii) enter into customary agreements in connection therewith (including underwriting agreements in customary form), (iii) obtain a cold comfort letter from Parent's independent public accountants in customary form and covering customary matters, (iv) provide a customary legal opinion of the Parent's outside counsel, and (v) take all such other actions reasonably necessary to perform its obligations under this Section 5.02

ARTICLE VI

PARENT RECOVERY

Section 6.01 *Limitation of Parent Recovery.* (a) Notwithstanding any other provision herein or in the Merger Agreement, in no event shall Parent's Total Recovery (as defined below) exceed $40 million (the "Maximum Recovery"), and, if it otherwise would exceed such amount, Parent, at its sole discretion, shall either (i) reduce the number of shares subject to the Stock Option, (ii) deliver to Company for cancellation shares of Company Common Stock (or other securities into which such Option Shares are converted or exchanged), (iii) pay cash to Company, (iv) reduce the amount of the Cancellation Price or (v) any combination of the foregoing, so that Parent's actually realized Total Recovery shall not exceed the Maximum Recovery after taking into account the foregoing actions. Notwithstanding any other provision of this Agreement, the Stock Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Recovery (as defined below) of more than the Maximum Recovery and, if exercise of the Stock Option would otherwise result in the Notional Total Recovery exceeding such amount, Parent, in its discretion, may take any of the actions specified in this Section 6.01(a) so that the Notional Total Recovery shall not exceed the Maximum Recovery; provided, that nothing in this sentence shall restrict any subsequent exercise of the Stock Option which at such time complies with this sentence.

(b) For purposes of this Agreement, "Total Recovery" shall mean: (i) the aggregate amount (before taxes) of (A) the excess of (x) the net cash amounts or fair market value of any property received by Parent pursuant to a sale of Option Shares (or securities into which such shares are converted or exchanged), other than to a wholly-owned subsidiary of Parent, after payment of applicable brokerage or sales commissions and discounts, over (y) Parent's aggregate Purchase Price for such Option Shares (or other securities), plus (B) all amounts received by Parent upon the repurchase of the Stock Option by Company pursuant to Section 3.03 hereof, plus (C) all amounts theretofore received by Parent pursuant to Section 6.02 of the Merger Agreement, minus (ii) (A) all amounts of cash previously paid to Company pursuant to Section 6.01(a), plus (B) the value of the Option Shares (or other securities) previously delivered to Company for cancellation pursuant to Section 6.01(a), which value shall be deemed to be the aggregate Purchase Price paid for such Option Shares (or other securities). For purposes of this Agreement, "Notional Total Recovery" with respect to any number of shares as to which Parent may propose to exercise the Stock Option shall be the Total Recovery, determined as of the date of such proposed exercise assuming that the Stock Option were exercised on such date for such number of shares, and assuming that such shares, together with all other Option Shares held by Parent and its affiliates as of such date, were sold for cash at the closing market price for the Company Common Stock as of the close of business on the preceding trading day (less customary brokerage discounts and commissions). For purposes of this Section 6.01, transactions by a subsidiary transferee of Parent in respect of the Stock Option or Option Shares transferred to it shall be treated as if made by Parent.

(c) Notwithstanding any other provision of this Agreement, nothing in this Agreement shall affect the ability of Parent to receive, nor relieve Company's obligation to pay, any payment provided for in Section 6.02 of the Merger Agreement; provided, that if and to the extent the Total Recovery received by Parent would exceed the Maximum Recovery following receipt of such payment, Parent shall be obligated to comply with the terms of Section 6.01(a) on the date on which Parent has realized cash and/or property representing Total Recovery in excess of Maximum Recovery.

ARTICLE VII

Miscellaneous

Section 7.01 *Expenses.* Except as otherwise provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

Section 7.02 *Further Assurances.* Company and Parent will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

Section 7.03 *Specific Performance.* The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

Section 7.04 *Entire Agreement.* This Agreement, the Merger Agreement (together with the Exhibits, the Company Disclosure Schedule, the Parent Disclosure Schedule and the other executed documents delivered pursuant thereto) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the matters provided for herein, and supersedes all prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 7.05 *Assignment.* This Agreement shall not be assigned by operation of law or otherwise, except that Parent may assign all or any of its rights and obligations hereunder to any wholly-owned subsidiary of Parent, provided that no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations.

Section 7.06 *Parties in Interest.* This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.07 *Amendment; Waiver.* This Agreement may not be amended except by an instrument in writing signed by the parties hereto. Either Company or Parent may (i) extend the time for the performance of any obligation or other act of the other, (ii) waive any inaccuracy in the representations and warranties of the other contained herein or in any document delivered by the other pursuant hereto and (iii) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Section 7.08 *Severability.* If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to, the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 7.09 *Notices.* All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed on transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at their addresses as specified in the Merger Agreement or sent by electronic transmission to the respective parties at their telecopier numbers as specified in the Merger Agreement.

Section 7.10 *Governing Law.* This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

Section 7.11 *Headings.* The headings contained in this Agreement are for reference purposes only and shall not affect in anyway the meaning or interpretation of this Agreement.

Section 7.12 *Counterparts.* This Agreement may be executed in one or more counterparts, and by the different, parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent and Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AVNET, INC.

By: /s/   RAYMOND SADOWSKI
Name: Raymond Sadowski
Title: Chief Financial Officer and
      Senior Vice President

KENT ELECTRONICS CORPORATION

By: /s/   LARRY D. OLSON
Name: Larry D. Olson
Title: President and Chief Executive Officer

Accepted and agreed as of the
date first above written.
ALPHA ACQUISITION CORP.

By: /s/   RAYMOND SADOWSKI
Name: Raymond Sadowski
Title: President

Appendix C-1

AMENDED AND RESTATED INDUCEMENT AGREEMENT

This Amended and Restated Inducement Agreement (the **"Agreement"**), dated as of March 21, 2001, by and between Avnet, Inc., a New York corporation (**"Parent"**), and Morrie Abramson (**"Stockholder"**).

W I T N E S S E T H

WHEREAS, Parent and the Stockholder are parties to an Inducement Agreement dated as of March 21, 2001, and wish to amend and restate such Inducement Agreement as set forth herein; and

WHEREAS, Stockholder, as of the date hereof, has sole or shared voting power with respect to the number of shares of common stock, without par value (the **"Company Common Stock"**) of Kent Electronics Corporation, a Texas corporation (**"Company"**) set forth on Schedule A attached hereto (together with any shares of Common Stock acquired by Stockholder after the date hereof, the "Company Shares"); and

WHEREAS, in reliance upon the execution and delivery of this Agreement, Parent will enter into an Amended and Restated Agreement and Plan of Merger dated as of the date hereof (the **"Merger Agreement"**) with Company, pursuant to which, among other things, Company will be merged with and into Parent (the "Merger"), on the terms and subject to the conditions contained in the Merger Agreement; and

WHEREAS, in order to induce Parent to enter into the Merger Agreement and to incur the obligations set forth therein, Stockholder is granting an irrevocable proxy to Parent to vote his Company Shares in favor of the Merger and is making certain agreements with respect to his Company Shares.

NOW THEREFORE, for and in consideration of the foregoing and the mutual promises contained herein, and upon and subject to the terms and conditions set forth below, the parties hereto agree as follows:

Section 1. *Grant of Irrevocable Proxy*. Stockholder hereby irrevocably appoints and constitutes Parent or any designee of Parent, with full power of substitution, the lawful agent, attorney and proxy of Stockholder (each an **"Irrevocable Proxy"**) during the term of this Agreement to vote in its sole discretion all of the shares of Company Common Stock of which Stockholder is or becomes the beneficial owner with voting power for the following purposes: (i) to call one or more meetings of the stockholders of Company in accordance with the by-laws of Company and applicable law for the purpose of considering a proposal to approve the Merger Agreement and the transactions contemplated thereby; (ii) to vote for approval of the Merger Agreement at any stockholders' meetings of Company held to consider the Merger Agreement (whether annual or special and whether or not an adjourned meeting); (iii) to vote against any other proposal for any recapitalization, merger, sale of assets or other business combination between Company and any other person or entity other than Parent, or the taking of any action which would result in any of the conditions to the obligations of Parent or Company under the Merger Agreement not being fulfilled; and (iv) to vote as otherwise necessary or appropriate to enable Parent to consummate the transactions contemplated by the Merger Agreement and, in connection with such purposes, to otherwise act with respect to the Company Shares which Stockholder is entitled to vote. THIS IRREVOCABLE PROXY HAS BEEN GIVEN IN CONSIDERATION OF THE UNDERTAKINGS OF PARENT IN THE MERGER AGREEMENT AND SHALL BE IRREVOCABLE AND COUPLED WITH AN INTEREST UNTIL THE IRREVOCABLE PROXY TERMINATION DATE AS DEFINED IN SECTION 2 HEREOF. This Agreement shall revoke all other proxies granted by Stockholder with respect to his Company Shares.

Section 2. *Irrevocable Proxy Termination Date*. This Irrevocable Proxy shall expire on the earlier to occur of the Effective Time (as defined in the Merger Agreement) of the Merger or the termination of the Merger Agreement in accordance with its terms (in either case, the **"Irrevocable Proxy Termination Date"**).

Section 3. *Covenants of the Stockholder.*   Stockholder covenants and agrees for the benefit of Parent that, until the Irrevocable Proxy Termination Date, he will not:

(a) other than as expressly contemplated by this Agreement, grant any powers of attorney or proxies or consents in respect of any shares of Company Common Stock, deposit any of such shares into a voting trust, enter into a voting agreement with respect to any of such shares or otherwise restrict or take any action adversely affecting the ability of Stockholder freely to exercise all voting rights with respect thereto; or

(b) except as expressly permitted by the Merger Agreement, directly or indirectly through his agents and representatives, initiate, solicit or encourage, any inquiries or the making or implementation of any Acquisition Proposal (as defined in the Merger Agreement), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implementation Acquisition Proposal; and, except as expressly permitted by the Merger Agreement, Stockholder shall (i) immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform his or her agents and representatives of the obligations undertaken in this Section 3(b), and (ii) notify Parent promptly if any such inquiries or proposals are received by him, any such information is requested from him, or any such negotiations or discussions are sought to be initiated or continued with him.

Section 4. *Covenants of Parent.*   Parent covenants and agrees for the benefit of Stockholder that (a) immediately upon execution of this Agreement, Parent shall enter into the Merger Agreement, and (b) until the Irrevocable Proxy Termination Date, it shall use all reasonable efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement, consistent with the terms and conditions of each such agreement; provided, however, that nothing in this Section 4 or any other provision of this Agreement is intended, nor shall it be construed, to limit or in any way restrict Parent's right or ability to exercise any of its rights under the Merger Agreement.

Section 5. *Representations and Warranties of Stockholder.*   Stockholder represents and warrants to Parent that:

(a) the execution, delivery and performance by Stockholder of this Agreement will not conflict with, require a consent, waiver or approval under, or result in a breach or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which Stockholder is bound;

(b) Stockholder has full right, power and authority to enter into and execute this Agreement and to perform his obligations hereunder;

(c) this Agreement has been duly executed and delivered by Stockholder and constitutes a legal, valid and binding obligation of Stockholder enforceable against him in accordance with its terms;

(d) as of the date hereof, Stockholder is the beneficial owner with the right to vote the number of Company Shares set forth on Schedule A attached hereto and made a part hereof, and such Shares represent all shares of Company Common Stock of or with respect to which Stockholder is the beneficial owner with the right to vote at the date hereof;

(e) except for the Company Shares listed on Schedule A hereto, Stockholder does not have any right to acquire, nor is he or she the "beneficial owner" (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of, with the right to vote, any other shares of any class of capital stock of Company or any securities convertible into or exchangeable or exercisable for any shares of any class of capital stock of Company (other than shares issuable upon exercise of employee stock options granted by Company and previously disclosed to Parent); and

(f) Stockholder's Company Shares are duly authorized, validly issued, fully paid and non-assessable shares of Company Common Stock, and Stockholder owns all of his Company Shares free and clear of all liens, claims, pledges, charges, proxies, restrictions, encumbrances, proxies and voting agreements or any nature whatsoever (each, an "Encumbrance") other than as provided by this Agreement, and good and valid title to his Company Shares, free and clear of any Encumbrance (other than Encumbrances that will not prohibit Stockholder from complying with the terms of this Agreement).

The representations and warranties contained herein shall be made as of the date hereof and as of the Effective Time of the Merger, provided that nothing herein shall prevent Stockholder from selling, transferring or otherwise disposing of any of his Company Shares set forth on Schedule A.

Section 6. *Representations and Warranties of Parent.*   Parent represents and warrants to Stockholder that:

(a) It has all requisite power and authority to enter into and perform all of its obligations under this Agreement; and

(b) The execution, delivery and performance of this Agreement by it, and all transactions contemplated hereby, have been duly authorized by all necessary corporate action on its part, and this Agreement constitutes the legal, valid and binding contract of Parent enforceable against it in accordance with its terms.

The representations and warranties contained herein shall be made as of the date hereof and as of the Effective Time of the Merger.

Section 7. *Adjustments; Additional Shares.*   In the event (a) of any stock dividend, stock split, merger (other than the Merger), recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Company on, of or affecting the Company Common Stock or (b) that Stockholder shall become the owner of, or otherwise obtain the right to vote with respect to, any additional shares of Company Common Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 1 hereof, then the terms of this Agreement with respect to the Irrevocable Proxy shall apply to the shares of capital stock or other instruments or documents that Stockholder owns or has the right to vote immediately following the effectiveness or the events described in clause (a) or Stockholder becoming the owner of or obtaining the right to vote with respect to any Common Stock or other securities as described in clause (b), as though, in either case, they were Company Shares hereunder.

Section 8. *Specific Performance.*   The parties hereto agree that the Company Shares are unique and that money damages are an inadequate remedy for breach of this Agreement because of the difficulty of ascertaining the amount of damage that will be suffered by Parent in the event that this Agreement is breached. Therefore, Stockholder agrees that in addition to and not in lieu of any other remedies available to Parent at law or in equity, Parent may obtain specific performance of this Agreement.

Section 9. *Assignment.*   Parent's rights and obligations under this Agreement may not be assigned without the consent of Stockholder, except that Parent may assign the same to any direct or indirect wholly-owned subsidiary of Parent upon delivery of written notice of such assignment to Stockholder.

Section 10. *Amendments.*   Amendment or waiver of any provision of this Agreement or consent to departure therefrom shall not be effective unless in writing and signed by Parent and Stockholder, in the case of an amendment, or by the party which is the beneficiary of any such provision, in the case of a waiver or a consent to depart therefrom.

Section 11. *Notices.*   Any notices or other communications hereunder shall be in writing and shall be deemed to have bee duly given (and shall be deemed to have been duly received if so given) if personally delivered or sent by telecopier or three business days after being sent by registered or certified mail, postage paid, addressed to the respective parties as follows:

(a) If to Parent:

Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona 85034
Attention: David R. Birk, Esq.
Telecopier No.: 480-643-7929

with a copy to:

Carter, Ledyard & Milburn
2 Wall Street
New York, New York 10005
Attention: James E. Abbott, Esq.
Telecopier No.: 212-732-3232

(b) If to Stockholder:

To the address listed on the signature page hereof

with a copy to:

Locke Liddell & Sapp LLP
3400 Chase Tower
600 Travis
Houston, Texas 77002-3095
Attention: Gene G. Lewis, Esq.
Telecopy: 713-223-3717

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

Section 12. *Governing Law.* This Agreement shall be governed by and construed in accordance with the internal substantive laws of the State of Texas, without regard to the conflict of laws principles thereof.

Section 13. *Binding Effect.* This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, personal representatives, executors, heirs and permitted assigns.

Section 14. *Headings.* The Section headings herein are for convenience of reference only and shall not affect the construction hereof.

Section 15. *Counterparts.* This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent and Stockholder have duly executed this Agreement as of the date and year first above written.

AVNET, INC.

By: /s/   RAYMOND SADOWSKI
    Name: Raymond Sadowski
    Title: Chief Financial Officer and
        Senior Vice President

/s/   MORRIE ABRAMSON
Name: Morrie Abramson
Address: 7433 Harwin Drive
       Houston, Texas 77036

Number of Shares

424,150

Appendix C-2

AMENDED AND RESTATED INDUCEMENT AGREEMENT

This Amended and Restated Inducement Agreement (the **"Agreement"**), dated as of March 21, 2001, by and among Avnet, Inc., a New York corporation (**"Parent"**), and the stockholders listed on the signature page hereof (each such stockholder being referred to herein as a **"Stockholder"** and, collectively with each other Stockholder, the **"Stockholders"**).

W I T N E S S E T H

WHEREAS, Parent and the Stockholders are parties to an Inducement Agreement dated as of March 21, 2001, and wish to amend and restate such Inducement Agreement as set forth herein; and

WHEREAS, each Stockholder, as of the date hereof, has sole or shared voting power with respect to the number of shares of common stock, without par value (the **"Company Common Stock"**) of Kent Electronics Corporation, a Texas corporation (**"Company"**) set forth on Schedule A attached hereto (together with any shares of Common Stock acquired by a Stockholder after the date hereof, the "Company Shares"); and

WHEREAS, in reliance upon the execution and delivery of this Agreement, Parent will enter into an Amended and Restated Agreement and Plan of Merger dated as of the date hereof (the **"Merger Agreement"**) with Company, pursuant to which, among other things, Company will be merged with and into Parent (the "Merger"), on the terms and subject to the conditions contained in the Merger Agreement; and

WHEREAS, in order to induce Parent to enter into the Merger Agreement and to incur the obligations set forth therein, each Stockholder is granting an irrevocable proxy to Parent to vote his Company Shares in favor of the Merger and is making certain agreements with respect to his Company Shares.

NOW THEREFORE, for and in consideration of the foregoing and the mutual promises contained herein, and upon and subject to the terms and conditions set forth below, the parties hereto agree as follows:

Section 1. *Grant of Irrevocable Proxy.* Each Stockholder hereby irrevocably appoints and constitutes Parent or any designee of Parent, with full power of substitution, the lawful agent, attorney and proxy of the Stockholder (each an **"Irrevocable Proxy"**) during the term of this Agreement to vote in its sole discretion all of the shares of Company Common Stock of which such Stockholder is or becomes the beneficial owner with voting power for the following purposes: (i) to call one or more meetings of the stockholders of Company in accordance with the by-laws of Company and applicable law for the purpose of considering a proposal to approve the Merger Agreement and the transactions contemplated thereby; (ii) to vote for approval of the Merger Agreement at any stockholders' meetings of Company held to consider the Merger Agreement (whether annual or special and whether or not an adjourned meeting); (iii) to vote against any other proposal for any recapitalization, merger, sale of assets or other business combination between Company and any other person or entity other than Parent, or the taking of any action which would result in any of the conditions to the obligations of Parent or Company under the Merger Agreement not being fulfilled; and (iv) to vote as otherwise necessary or appropriate to enable Parent to consummate the transactions contemplated by the Merger Agreement and, in connection with such purposes, to otherwise act with respect to the Company Shares which the Stockholder is entitled to vote. THIS IRREVOCABLE PROXY HAS BEEN GIVEN IN CONSIDERATION OF THE UNDERTAKINGS OF PARENT IN THE MERGER AGREEMENT AND SHALL BE IRREVOCABLE AND COUPLED WITH AN INTEREST UNTIL THE IRREVOCABLE PROXY TERMINATION DATE AS DEFINED IN SECTION 2 HEREOF. This Agreement shall revoke all other proxies granted by the Stockholders with respect to their Company Shares.

Section 2. *Irrevocable Proxy Termination Date.* This Irrevocable Proxy shall expire on the earlier to occur of the Effective Time (as defined in the Merger Agreement) of the Merger or the termination of the Merger Agreement in accordance with its terms (in either case, the **"Irrevocable Proxy Termination Date"**).

Section 3. *Covenants of the Stockholders.*   Each Stockholder covenants and agrees for the benefit of Parent that, until the Irrevocable Proxy Termination Date, he will not:

(a) other than as expressly contemplated by this Agreement, grant any powers of attorney or proxies or consents in respect of any shares of Company Common Stock, deposit any of such shares into a voting trust, enter into a voting agreement with respect to any of such shares or otherwise restrict or take any action adversely affecting the ability of such Stockholder freely to exercise all voting rights with respect thereto; or

(b) except as expressly permitted by the Merger Agreement, directly or indirectly through his agents and representatives, initiate, solicit or encourage, any inquiries or the making or implementation of any Acquisition Proposal (as defined in the Merger Agreement), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implementation Acquisition Proposal; and, except as expressly permitted by the Merger Agreement, such Stockholder shall (i) immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform his or her agents and representatives of the obligations undertaken in this Section 3(b), and (ii) notify Parent promptly if any such inquiries or proposals are received by him, any such information is requested from him, or any such negotiations or discussions are sought to be initiated or continued with him.

Section 4. *Covenants of Parent.*   Parent covenants and agrees for the benefit of the Stockholders that (a) immediately upon execution of this Agreement, Parent shall enter into the Merger Agreement, and (b) until the Irrevocable Proxy Termination Date, it shall use all reasonable efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement, consistent with the terms and conditions of each such agreement; provided, however, that nothing in this Section 4 or any other provision of this Agreement is intended, nor shall it be construed, to limit or in any way restrict Parent's right or ability to exercise any of its rights under the Merger Agreement.

Section 5. *Representations and Warranties of the Stockholders.*   Each Stockholder represents and warrants to Parent that:

(a) the execution, delivery and performance by such Stockholder of this Agreement will not conflict with, require a consent, waiver or approval under, or result in a breach or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which such Stockholder is bound;

(b) such Stockholder has full right, power and authority to enter into and execute this Agreement and to perform his obligations hereunder;

(c) this Agreement has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder enforceable against him in accordance with its terms;

(d) as of the date hereof, such Stockholder is the beneficial owner with the right to vote the number of Company Shares set forth on Schedule A attached hereto and made a part hereof, and such Shares represent all shares of Company Common Stock of or with respect to which such Stockholder is the beneficial owner with the right to vote at the date hereof;

(e) except for the Company Shares listed on Schedule A hereto, such Stockholder does not have any right to acquire, nor is he or she the "beneficial owner" (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of, with the right to vote, any other shares of any class of capital stock of Company or any securities convertible into or exchangeable or exercisable for any shares of any class of capital stock of Company (other than shares issuable upon exercise of employee stock options granted by Company and previously disclosed to Parent); and

(f) such Stockholder's Company Shares are duly authorized, validly issued, fully paid and non-assessable shares of Company Common Stock, and such Stockholder owns all of his Company Shares free and clear of all liens, claims, pledges, charges, proxies, restrictions, encumbrances, proxies and voting agreements or any nature whatsoever (each, an "Encumbrance") other than as provided by this Agreement, and good and valid title to his Company Shares, free and clear of any Encumbrance (other than Encumbrances that will not prohibit such Stockholder from complying with the terms of this Agreement).

The representations and warranties contained herein shall be made as of the date hereof and as of the Effective Time of the Merger, provided that nothing herein shall prevent any Stockholder from selling, transferring or otherwise disposing of any of his Company Shares set forth on Schedule A.

Section 6. *Representations and Warranties of Parent.* Parent represents and warrants to the Stockholders that:

(a) It has all requisite power and authority to enter into and perform all of its obligations under this Agreement; and

(b) The execution, delivery and performance of this Agreement by it, and all transactions contemplated hereby, have been duly authorized by all necessary corporate action on its part, and this Agreement constitutes the legal, valid and binding contract of Parent enforceable against it in accordance with its terms.

The representations and warranties contained herein shall be made as of the date hereof and as of the Effective Time of the Merger.

Section 7. *Adjustments; Additional Shares.* In the event (a) of any stock dividend, stock split, merger (other than the Merger), recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Company on, of or affecting the Company Common Stock or (b) that any Stockholder shall become the owner of, or otherwise obtain the right to vote with respect to, any additional shares of Company Common Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 1 hereof, then the terms of this Agreement with respect to the Irrevocable Proxy shall apply to the shares of capital stock or other instruments or documents that the Stockholders own or have the right to vote immediately following the effectiveness or the events described in clause (a) or any Stockholder becoming the owner of or obtaining the right to vote with respect to any Common Stock or other securities as described in clause (b), as though, in either case, they were Company Shares hereunder.

Section 8. *Specific Performance.* The parties hereto agree that the Company Shares are unique and that money damages are an inadequate remedy for breach of this Agreement because of the difficulty of ascertaining the amount of damage that will be suffered by Parent in the event that this Agreement is breached. Therefore, each of the Stockholders agrees that in addition to and not in lieu of any other remedies available to Parent at law or in equity, Parent may obtain specific performance of this Agreement.

Section 9. *Assignment.* Parent's rights and obligations under this Agreement may not be assigned without the consent of each affected Stockholder, except that Parent may assign the same to any direct or indirect wholly-owned subsidiary of Parent upon delivery of written notice of such assignment to the Stockholders.

Section 10. *Amendments.* Amendment or waiver of any provision of this Agreement or consent to departure therefrom shall not be effective unless in writing and signed by Parent and all affected Stockholders, in the case of an amendment, or by the party which is the beneficiary of any such provision, in the case of a waiver or a consent to depart therefrom.

Section 11. *Notices.* Any notices or other communications hereunder shall be in writing and shall be deemed to have bee duly given (and shall be deemed to have been duly received if so given) if personally delivered or sent by telecopier or three business days after being sent by registered or certified mail, postage paid, addressed to the respective parties as follows:

(a)   If to Parent:

Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona 85034
Attention: David R. Birk, Esq.
Telecopier No.: 480-643-7929

with a copy to:

Carter, Ledyard & Milburn
2 Wall Street
New York, New York 10005
Attention: James E. Abbott, Esq.
Telecopier No.: 212-732-3232

(b)   If to a Stockholder:

To the address listed on the signature page hereof

with a copy to:

Locke Liddell & Sapp LLP
3400 Chase Tower
600 Travis
Houston, Texas 77002-3095
Attention: Gene G. Lewis, Esq.
Telecopy: 713-223-3717

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

Section 12. *Governing Law.* This Agreement shall be governed by and construed in accordance with the internal substantive laws of the State of Texas, without regard to the conflict of laws principles thereof.

Section 13. *Binding Effect.* This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, personal representatives, executors, heirs and permitted assigns.

Section 14. *Headings.* The Section headings herein are for convenience of reference only and shall not affect the construction hereof.

Section 15. *Counterparts.* This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, Parent and each of the Stockholders have duly executed this Agreement as of the date and year first above written.

AVNET, INC.

By: /s/   RAYMOND SADOWSKI

Name: Raymond Sadowski
Title: Chief Financial Officer and
Senior Vice President

/s/   LARRY OLSON

Name: Larry D. Olson
Address: 6402 Taimer Ct.

Sugar Land, TX 77479

/s/   STEPHEN CHAPKO

Name: Stephen J. Chapko
Address: 3406 Williams Glen Drive

Sugar Land, Texas 77479

/s/   RICHARD HIGHTOWER

Name: Richard J. Hightower
Address: 13 Turtle Creek Manor

Sugar Land, TX 77479

/s/   MARK ZERBE

Name: Mark A. Zerbe
Address: 6 St. George Ct.

Sugar Land, TX 77479

Shares

Name of Stockholder	Number of Shares
Larry D. Olson	103,800
Stephen J. Chapko	35,000
Richard J. Hightower	9,500
Mark A. Zerbe	19,800



Appendix D

CREDIT SUISSE | FIRST BOSTON

CREDIT SUISSE FIRST BOSTON CORPORATION

Eleven Madison Avenue
New York, NY 10010-3629

Telephone 212 325 2000

March 21, 2001

Board of Directors
Kent Electronics Corporation
1111 Gillingham Lane
Sugar Land, TX 77478

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of Company Common Stock (as defined below) from a financial point of view of the Exchange Ratio (as defined below) set forth in the Amended and Restated Agreement and Plan of Merger, dated as of March 21, 2001 (the "Merger Agreement"), between Avnet, Inc. (the "Acquiror") and Kent Electronics Corporation (the "Company"). The Merger Agreement provides for the merger (the "Merger") of the Company with and into the Acquiror pursuant to which the Company will cease to exist and each outstanding share of common stock, without par value ("Company Common Stock"), of the Company will be converted into 0.87 (the "Exchange Ratio") of a common share, par value $1.00 per share ("Acquiror Common Stock"), of the Acquiror.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and the Acquiror, as well as the Merger Agreement and certain related documents including the Amended and Restated Stock Option Agreement dated as of March 21, 2001 between the Acquiror and the Company and the Amended and Restated Inducement Agreements dated as of March 21, 2001 by and among the Acquiror and certain shareholders of the Company. We have also reviewed certain other information, including financial forecasts, provided to or discussed with us by the Company and the Acquiror, and have met with the Company's and the Acquiror's management to discuss the business and prospects of the Company and the Acquiror. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company and the Acquiror. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant. We have also relied upon the views of the Company's and the Acquiror's management concerning the business, operational and strategic benefits and implications of the Merger, including financial forecasts provided to us by the Company and the Acquiror relating to the synergistic values and operating cost savings expected to be achieved through the combination of the operations of the Company and the Acquiror.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's and the Acquiror's management as to the future financial performance of the Company and the Acquiror and as to the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the Merger. In addition, we have relied upon, without independent verification, the assessment of the managements of the Company and the Acquiror as to (i) the Company's and the Acquiror's existing services, technology and products and validity of, and risks associated with, the Company's and the Acquiror's future services, technology and products, (ii) their ability to integrate the businesses of the Company and the Acquiror and (iii) their ability to retain key employees of the Company and the Acquiror. The Company has also informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization for federal income tax purposes and accounted for as a pooling of interests in accordance with generally accepted accounting principles. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror. In connection with our engagement, we were not requested to, and did not, solicit third party indications of

interest in the possible acquisition of all or a part of the Company. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to the Company nor does it address the Company's underlying business decision to engage in the Merger. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of Acquiror Common Stock when issued to holders of Company Common Stock pursuant to the Merger or the prices at which Acquiror Common Stock will trade at any time.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion.

In the past, we have provided certain investment banking and financial services to the Company and the Acquiror for which we have received compensation. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act on any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Company Common Stock from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

Investment Banking

Corporate and Institutional
Client Group

World Financial Center
North Tower
New York, New York 10281-1330
212 449 1000 Main



March 21, 2001

Board of Directors
Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona 85034

Members of the Board of Directors:

Kent Electronics Corporation ("Kent") and Avnet, Inc. ("Avnet") propose to enter into an Amended and Restated Agreement and Plan of Merger dated as of March 21, 2001 (the "Agreement") pursuant to which Kent will be merged with and into Avnet in a transaction (the "Merger") in which each outstanding share of common stock of Kent, without par value (the "Kent Shares"), will be converted into the right to receive 0.87 of a share (the "Exchange Ratio") of the common stock of Avnet, par value $1.00 per share (the "Avnet Shares").

You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to Avnet.

In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to Kent and Avnet that we deemed to be relevant;

(2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flows, assets, liabilities and prospects of Kent and Avnet, as well as the amount and timing of the cost savings and related expenses and potential revenue synergies expected to result from the Merger (the "Expected Synergies") furnished to us by Kent and Avnet, respectively;

(3) Conducted discussions with members of senior management and representatives of Kent and Avnet concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

(4) Reviewed the market prices and valuation multiples for the Kent Shares and the Avnet Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5) Reviewed the results of operations of Kent and Avnet and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

(7) Participated in certain discussions and negotiations among representatives of Kent and Avnet and their financial and legal advisors;

(8) Reviewed the potential pro forma impact of the Merger;

(9) Reviewed the Agreement; and

(10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of Kent or Avnet or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of Kent or Avnet. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by Kent or Avnet, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the managements of Kent or Avnet as to the expected future financial performance of Kent or Avnet, as the case may be, and the Expected Synergies. We have further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

We are acting as financial advisor to Avnet in connection with the Merger and will receive a fee from Avnet for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, Avnet has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to Avnet and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Kent Shares and other securities of Kent, as well as the Avnet Shares and other securities of Avnet, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of Avnet. Our opinion does not address the merits of the underlying decision by Avnet to engage in the Merger and does not constitute a recommendation to any shareholder of Avnet as to how such shareholder should vote on any matter relating to the proposed Merger.

We are not expressing any opinion herein as to the prices at which the Avnet Shares will trade following the announcement or consummation of the Merger.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to Avnet.

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED